             As filed with the Securities and Exchange Commission
                              on October 25, 1995

         ____________________________________________________________

                                        Registration No. 33-61765
             ____________________________________________________________

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM N-14

                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933

[X] Pre-Effective Amendment No. 1             [ ] Post-Effective Amendment No.

                  Smith Barney California Municipals Fund Inc.
              (Exact Name of Registrant as Specified in Charter)

                Area Code and Telephone Number:  (800) 224-7523

                    388 Greenwich Street, New York, New York  10013
        (Address of Principal Executive Offices)            (Zip code)

                           Christina T. Sydor, Esq.
                               Smith Barney Inc.
                             388 Greenwich Street
                           New York, New York  10013
                    (Name and Address of Agent for Service)

                                  copies to:

             Burton M. Leibert, Esq.        John E. Baumgardner, Jr., Esq.
           Willkie Farr & Gallagher              Sullivan & Cromwell
             One Citicorp Center                 125 Broad Street
             153 East 53rd Street             New York, New York  10004
          New York, New York  10022

Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.
______________________________________________________________________________

Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the fiscal period ended February 28, 1995 was electronically filed with the Securities and Exchange Commission on April 26, 1995.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                 SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.

                                  CONTENTS OF
                            REGISTRATION STATEMENT



This Registration Statement contains the following pages and documents:

     Front Cover

     Contents Page

     Cross Reference Sheet

     Letter to Shareholders

     Notice of Special Meeting

     Part A - Prospectus/Proxy Statement

     Part B - Statement of Additional Information

     Part C - Other Information

     Signature Page

     Exhibits

                 SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.

                        FORM N-14 CROSS REFERENCE SHEET
     Pursuant to Rule 481(a) under the Securities Act of 1933, as amended


                                             Prospectus/Proxy
          Part A Item No. and Caption        Statement Caption

          Item 1.   Beginning of             Cover Page; Cross Reference
                    Registration             Sheet
                    Statement and
                    Outside Front Cover
                    Page of Prospectus

          Item 2.   Beginning and            Table of Contents
                    Outside Back Cover
                    Page of Prospectus

          Item 3.   Fee Table, Synopsis      Fee Table; Summary; Risk
                    Information, and         Factors; Comparison of
                    Risk Factors             Investment Objectives
                                             and Policies

          Item 4.   Information About        Summary; Reasons for the
                    the Transaction          Reorganization; Information
                                             About the Reorganization;
                                             Information on Shareholders'
                                             Rights; Exhibit A (Agreement
                                             and Plan of Reorganization)

          Item 5.   Information About        Cover Page; Summary;
                    the Registrant           Information About the
                                             Reorganization; Comparison of
                                             Investment Objectives and
                                             Policies; Information on
                                             Shareholders' Rights;
                                             Information About the
                                             Acquiring Fund; Additional
                                             Information About Smith Barney
                                             California Municipals Fund
                                             Inc. and Smith Barney Muni
                                             Funds; Prospectus of Smith
                                             Barney California Municipals
                                             Fund Inc. dated April 29,
                                             1995, as supplemented by
                                             Prospectus Supplements dated
                                             May 25, 1995, July 11, 1995,
                                             July 15, 1995 and July 20, 1995

          Item 6.   Information About        Summary; Information About the
                    the Company Being        Reorganization; Comparison of
                    Acquired                 Investment Objectives and
                                             Policies; Information on
                                             Shareholders' Rights;
                                             Information About the Acquired
                                             Fund; Additional Information
                                             About Smith Barney California
                                             Municipals Fund Inc. and Smith
                                             Barney Muni Funds

          Item 7.   Voting Information       Summary; Information About the
                                             Reorganization; Information on
                                             Shareholders' Rights; Voting
                                             Information

          Item 8.   Interest of Certain      Financial Statements and
                    Persons and Experts      Experts; Legal Matters

          Item 9.   Additional               Not Applicable
                    Information Required
                    for Reoffering By
                    Persons Deemed to be
                    Underwriters


                                             Statement of Additional
          Part B Item No. and Caption        Information Caption

          Item 10.  Cover Page               Cover Page

          Item 11.  Table of Contents        Cover Page

          Item 12.  Additional               Cover Page; Statement of
                    Information About        Additional Information of
                    the Registrant           Smith Barney California
                                             Municipals Fund Inc. dated
                                             April 29, 1995, as
                                             supplemented on July 20, 1995

          Item 13.  Additional               Not Applicable
                    Information About
                    the Company Being
                    Acquired

          Item 14.  Financial Statements     Annual Report of Smith Barney
                                             California Municipals Fund
                                             Inc.; Annual Report of Smith
                                             Barney Muni Funds --
                                             California Portfolio; Pro
                                             Forma Financial Statements

          Part C Item No. and Caption        Other Information Caption

          Item 15.  Indemnification          Incorporated by reference to
                                             Part A caption "Information on
                                             Shareholders' Rights --
                                             Liability of
                                             Directors/Trustees"

          Item 16.  Exhibits                 Exhibits

          Item 17.  Undertakings             Undertakings

                           [Smith Barney Letterhead]

                      A SPECIAL NOTICE TO SHAREHOLDERS OF
                SMITH BARNEY MUNI FUNDS -- CALIFORNIA PORTFOLIO

                            Your Vote is Important



Dear Shareholder:

The Board of Trustees of Smith Barney Muni Funds has recently reviewed and unanimously endorsed a proposal for a reorganization of the California Portfolio (the "California Portfolio") of Smith Barney Muni Funds which it judges to be in the best interests of California Portfolio's shareholders.

Under the terms of the proposal, Smith Barney California Municipals Fund Inc. ("California Fund") would acquire all or substantially all of the assets and liabilities of California Portfolio. After the transaction, California Portfolio will be liquidated and you will become a shareholder of California Fund, having received shares with an aggregate value equivalent to the aggregate net asset value of your investment in California Portfolio at the time of the transaction. No sales charge will be imposed in the transaction. The transaction will, in the opinion of counsel, be free from federal income taxes to you, California Portfolio and California Fund, and it is intended that the combined fund will be managed by the same portfolio manager who currently manages California Fund.

The Board of Trustees of Smith Barney Muni Funds has determined that it is advantageous to combine California Portfolio with California Fund as part of the consolidation and integration of the two separate and distinct groups of mutual funds currently distributed by Smith Barney Inc. that resulted from the acquisition by Travelers Group Inc. (formerly Primerica Corporation) of certain assets of Lehman Brothers Inc. (formerly Shearson Lehman Brothers Inc.), including its retail brokerage and domestic asset management business. In particular, the combination of California Portfolio and California Fund is expected to eliminate investor confusion associated with the offering by Smith Barney Inc. of two similar California municipal bond funds that provide differing yields and also should permit the funds' investment personnel to concentrate their efforts on the management of one fund rather than having to divide their attention between two funds with similar investment objectives.

           SPECIAL MEETING OF SHAREHOLDERS:  YOUR VOTE IS IMPORTANT

To consider this transaction, we have called a Special Meeting of Shareholders to be held on November 14, 1995. WE STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY PROMPTLY.

Detailed information about the proposed transaction is described in the enclosed proxy statement. On behalf of the Board of Trustees, I thank you for your participation as a shareholder and urge you to please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience.

If you have any questions regarding the proposed transaction, please feel free to call your Smith Barney Financial Consultant who will be pleased to assist you.

IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED PROMPTLY.

                                   Sincerely,



                                   Heath B. McLendon
                                   Chairman of the Board

October 25, 1995

               SMITH BARNEY MUNI FUNDS -- CALIFORNIA PORTFOLIO
                             388 Greenwich Street
                           New York, New York  10013


                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        To Be Held on November 14, 1995



          Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of the California Portfolio ("California Portfolio") of Smith Barney Muni Funds will be held at 388 Greenwich Street, 26th Floor, New York, New York on November 14, 1995, commencing at 3:30 p.m. for the following purposes:

     1. To approve or disapprove the Agreement and Plan of Reorganization dated as of October 23, 1995 providing for (i) the acquisition of all or substantially all of the assets of California Portfolio by Smith Barney California Municipals Fund Inc. ("California Fund") in exchange for shares of California Fund and the assumption by California Fund of scheduled liabilities of California Portfolio,
          (ii) the distribution of such shares of California Fund to shareholders of California Portfolio in liquidation of California Portfolio and (iii) the subsequent termination of California Portfolio.

     2. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

          The Board of Trustees of Smith Barney Muni Funds has fixed the close of business on September 25, 1995 as the record date for the determination of shareholders of California Portfolio entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

          IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.

          SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE SPECIAL MEETING ARE URGED TO SIGN AND RETURN WITHOUT DELAY THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS ARE SET FORTH ON THE FOLLOWING PAGE. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY THE SUBSEQUENT EXECUTION AND SUBMISSION OF A REVISED PROXY, BY GIVING WRITTEN NOTICE OF REVOCATION TO CALIFORNIA PORTFOLIO AT ANY TIME BEFORE THE PROXY IS EXERCISED OR BY VOTING IN PERSON AT THE MEETING.

                                   By Order of the Board of Trustees

                                   Christina T. Sydor, Esq.
                                   Secretary

October 25, 1995


          YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                     INSTRUCTIONS FOR SIGNING PROXY CARDS


          The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

     1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

     2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card.

     3. All Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

Registration                                Valid Signatures

  Corporate Accounts
    (1)  ABC Corp.  . . . . . . . . . . . .     ABC Corp.
    (2)  ABC Corp.  . . . . . . . . . . . .     John Doe, Treasurer
    (3)  ABC Corp.
           c/o John Doe, Treasurer  . . . .     John Doe
    (4)  ABC Corp. Profit Sharing Plan          John Doe, Trustee

  Trust Accounts
    (1)  ABC Trust  . . . . . . . . . . . .     Jane B. Doe, Trustee
    (2)  Jane B. Doe, Trustee
           u/t/d 12/28/78 . . . . . . . . .     Jane B. Doe

  Custodial or Estate Accounts
    (1)  John B. Smith, Cust.
           f/b/o John B. Smith, Jr. UGMA. . .   John B. Smith
    (2)  John B. Smith  . . . . . . . . . . .   John B. Smith, Jr., Executor

               PROSPECTUS/PROXY STATEMENT DATED OCTOBER 25, 1995

                         Acquisition Of The Assets Of

                             CALIFORNIA PORTFOLIO
                      a separate investment portfolio of
                            SMITH BARNEY MUNI FUNDS
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523

                       By And In Exchange For Shares Of

                 SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523

          This Prospectus/Proxy Statement is being furnished to shareholders of the California Portfolio (the "Acquired Fund") of Smith Barney Muni Funds in connection with a proposed plan of reorganization to be submitted to shareholders of the Acquired Fund for consideration at a Special Meeting of Shareholders to be held on November 14, 1995 at 3:30 p.m. (the "Meeting"), at the offices of Smith Barney Inc. ("Smith Barney") located at 388 Greenwich Street, 26th Floor, New York, New York 10013, or any adjournment or adjournments thereof.

          The plan provides for all or substantially all of the assets of the Acquired Fund to be acquired by Smith Barney California Municipals Fund Inc. (the "Acquiring Fund") in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund (hereinafter referred to as the "Reorganization"). (The Acquiring Fund and the Acquired Fund are sometimes referred to hereinafter as the "Funds" and individually as a "Fund".) Shares of the Acquiring Fund would be distributed to shareholders of the Acquired Fund in liquidation of the Acquired Fund and thereafter the Acquired Fund would be terminated. As a result of the proposed Reorganization, each shareholder of the Acquired Fund will receive that number of shares of the Acquiring Fund having an aggregate value equal to the aggregate net asset value of such shareholder's shares of the Acquired Fund immediately prior to the Reorganization. Holders of Class A shares of the Acquired Fund will receive Class A shares of the Acquiring Fund, and no sales charge will be imposed on the Class A shares of the Acquiring Fund received by the Acquired Fund Class A shareholders. Holders of Class B or Class C shares of the Acquired Fund will receive Class B or Class C shares, respectively, of the Acquiring Fund. No contingent deferred sales charge ("CDSC") will be imposed on Class B or Class C shares of the Acquiring Fund upon consummation of the Reorganization. However, any CDSC which is applicable to a shareholder's investment will continue to apply, and in calculating the applicable CDSC payable upon the subsequent redemption of Class B or Class C shares of the Acquiring Fund, the period during which an Acquired Fund shareholder held Class B or Class C shares of the Acquired Fund will be counted. This transaction is structured to be tax-free for federal income tax purposes to shareholders and to both the Acquiring Fund and the Acquired Fund.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The Acquiring Fund is an open-end, non-diversified management investment company, whose investment objective is to provide California investors with as high a level of dividend income exempt from federal income tax and California state personal income tax as is consistent with prudent investment management and the preservation of capital. The Acquired Fund is a separate investment portfolio of Smith Barney Muni Funds, an open-end, non-diversified management investment company, whose investment objective is to pay its shareholders as high a level of monthly income exempt from federal income taxes and from California personal income taxes as is consistent with prudent investing.

          Smith Barney Mutual Funds Management Inc., 388 Greenwich Street, New York, New York 10013 (the "Manager"), serves as investment manager to both the Acquiring Fund and the Acquired Fund. The Manager is a wholly owned subsidiary of Smith Barney Holdings Inc. which, in turn, is a wholly owned subsidiary of Travelers Group Inc. It is proposed that, in connection with the Reorganization, Joseph P. Deane, the portfolio manager who manages the Acquiring Fund's portfolio, would manage the combined fund. Mr. Deane, a Managing Director of Smith Barney, has served as Vice President and Investment Officer of the Acquiring Fund since November 1, 1988, and manages the day-to-day operations of the Acquiring Fund, including making substantially all investment decisions.

          The investment policies of the Acquiring Fund are generally similar to those of the Acquired Fund. Certain differences in the investment policies of the Acquiring Fund and the Acquired Fund, however, are described under "Comparison of Investment Objectives and Policies" in this Prospectus/Proxy Statement.

          This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Acquiring Fund that a prospective investor should know before investing. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated in whole or in part by reference. A Statement of Additional Information dated October 25, 1995, relating to this Prospectus/ Proxy Statement and the Reorganization, has been filed with the SEC and is incorporated by reference into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by contacting a Smith Barney Financial Consultant.

     1. The Prospectus of Smith Barney California Municipals Fund Inc. dated April 29, 1995, as supplemented by Prospectus Supplements dated May 25, 1995, July 11, 1995, July 15, 1995 and July 20, 1995, is
          incorporated in its entirety by reference and a copy accompanies this Prospectus/Proxy Statement.

     2. The Prospectus of Smith Barney Muni Funds -- California Portfolio dated November 7, 1994, as supplemented by a Prospectus Supplement dated July 26, 1995, is incorporated in its entirety by reference.

          Also accompanying this Prospectus/Proxy Statement as Exhibit A is a copy of the Agreement and Plan of Reorganization (the "Plan") for the proposed transaction.

                               TABLE OF CONTENTS


                                                                          PAGE

ADDITIONAL MATERIALS  . . . . . . . . . . . . . . . . . . . . . . . . . .    5

FEE TABLES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16

REASONS FOR THE REORGANIZATION  . . . . . . . . . . . . . . . . . . . . .   16

INFORMATION ABOUT THE REORGANIZATION  . . . . . . . . . . . . . . . . . .   19

INFORMATION ABOUT THE ACQUIRING FUND  . . . . . . . . . . . . . . . . . .   26

INFORMATION ABOUT THE ACQUIRED FUND . . . . . . . . . . . . . . . . . . .   38

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES  . . . . . . . . . . . .   46

INFORMATION ON SHAREHOLDERS' RIGHTS . . . . . . . . . . . . . . . . . . .   55

ADDITIONAL INFORMATION ABOUT
SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.
AND SMITH BARNEY MUNI FUNDS . . . . . . . . . . . . . . . . . . . . . . .   58

OTHER BUSINESS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   59

VOTING INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . .   59

FINANCIAL STATEMENTS AND EXPERTS  . . . . . . . . . . . . . . . . . . . .   61

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   61

EXHIBIT A:  AGREEMENT AND PLAN OF REORGANIZATION  . . . . . . . . . . . .  A-1

                             ADDITIONAL MATERIALS

          The following additional materials, which have been incorporated by reference into the Statement of Additional Information dated October 25, 1995 relating to this Prospectus/Proxy Statement and the Reorganization, will be sent to all shareholders requesting a copy of such Statement of Additional Information.

     1. Statement of Additional Information of Smith Barney California Municipals Fund Inc. dated April 29, 1995, as supplemented on July 11, 1995.

     2. Annual Report of Smith Barney California Municipals Fund Inc. for the fiscal year ended February 28, 1995.

     3. Annual Report of Smith Barney Muni Funds -- California Portfolio for the fiscal year ended March 31, 1995.

     4.  Pro Forma Financial Statements.

                                  FEE TABLES

          Following are tables showing current costs and expenses of the Acquired Fund and the Acquiring Fund and the pro forma costs and expenses expected to be incurred by the Acquiring Fund after giving effect to the Reorganization, each based on the maximum sales charge or maximum CDSC that may be incurred at the time of purchase or redemption.

CLASS A SHARES



                                                                           Acquired               Acquiring
                                                                              Fund                   Fund             Pro Forma***

 Shareholder Transaction Expenses
    Maximum sales charge imposed on
    purchases (as a percentage of
    offering price)  . . . . . . . . . . . . . . . . . . . . .                4.00%                 4.00%               4.00%

    Maximum CDSC (as a percentage of
    original cost or redemption proceeds,
    whichever is lower) . . . . . . . . .                                     None*                  None*              None*

 Annual Operating Expenses
    (as a percentage of average net assets)                                                                              0.50%****
    Management fees  . . . . . . . . . . . . . . . . . . . . .                0.45%                 0.55%****            *
    12b-1 fees . . . . . . . . . . . . . . . . . . . . . . . .                0.15                  0.15                 0.15
    Other expenses** . . . . . . . . . . . . . . . . . . . . .                0.07                  0.10                 0.07

 Total Operating Expenses  . . . . . . . . . . . . . . . . . .                0.67%                 0.80%                0.72%




* Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months.

** "Other expenses" for Class A shares of the Acquired Fund are based on expenses for the fiscal year ended March 31, 1995, for the Acquiring Fund are based on expenses for the fiscal year ended February 28, 1995, and for the pro forma financial figures are based on estimated expenses for the fiscal year ended March 31, 1995.

*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of April 1, 1994.

**** For investment advisory services, the Acquiring Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.35% up to $500 million and 0.32% in excess of $500 million. For administrative services rendered, the Acquiring Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.20% to $500 million and 0.18% in excess of $500 million.




**** Effective on November 17, 1995 (the anticipated date of the Reorganization), the Manager has agreed to reduce the Acquiring Fund's aggregate management fees to 0.50% of the Acquiring Fund's average daily net assets.



CLASS B SHARES




                                                                   Acquired               Acquiring
                                                                     Fund                   Fund                  Pro Forma***

 Shareholder Transaction Expenses
     Maximum sales charge imposed on
     purchases (as a percentage of offering
     price) . . . . . . . . . . .                                         None                None                   None

     Maximum CDSC (as a percentage of
     original cost or redemption proceeds,
     whichever is lower)  . . . . .                                       4.50%               4.50%                  4.50%

 Annual Operating Expenses
       (as a percentage of average net assets)
    Management fees  . . . . . . . . . . . . . . . . . .                   0.45%               0.55%****             0.50%*****
    12b-1 fees*  . . . . . . . . . . . . . . . . . . . .                   0.65                0.65                  0.65
    Other expenses** . . . . . . . . . . . . . . . . . .                   0.09                0.12                  0.08

 Total Operating Expenses  . . . . . . . . . . . . . . .                   1.19%               1.32%                 1.23%




* Upon conversion of Class B shares to Class A shares, such shares will no longer be subject to a distribution fee.

** "Other expenses" for Class B shares of the Acquired Fund are based on expenses for the fiscal year ended March 31, 1995, for the Acquiring Fund are based on expenses for the fiscal year ended February 28, 1995, and for the pro forma financial figures are based on estimated expenses for the fiscal year ended March 31, 1995.

*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of April 1, 1994.

**** For investment advisory services, the Acquiring Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.35% up to $500 million and 0.32% in excess of $500 million. For administrative services rendered, the Acquiring Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.20% to $500 million and 0.18% in excess of $500 million.

***** Effective on November 17, 1995 (the anticipated date of the Reorganization), the Manager has agreed to reduce the Acquiring Fund's aggregate management fees to 0.50% of the Acquiring Fund's average daily net assets.



CLASS C SHARES





                                                                   Acquired               Acquiring
                                                                     Fund                   Fund                 Pro Forma***

 Shareholder Transaction Expenses
     Maximum sales charge imposed on
     purchases (as a percentage of offering
     price) . . . . . . . . . . . .                                      None                   None                     None

     Maximum CDSC (as a percentage of
     original cost or redemption proceeds,
     whichever is lower) . . . . . . . . . . . . . . . . .               1.00%                  1.00%                    1.00%

 Annual Operating Expenses
     (as a percentage of average net assets)
     Management fees . . . . . . . . . . . . . . . . . . .
     12b-1 fees* . . . . . . . . . . . . . . . . . . . . .               0.45%                  0.55%****                0.50%*****
     Other expenses**  . . . . . . . . . . . . . . . . . .               0.70                   0.70                     0.70
                                                                         0.08                   0.12                     0.08

 Total Operating Expenses  . . . . . . . . . . . . . . . .               1.23%                  1.37%                    1.28%




*                   Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee.  As a result, long-term shareholders of Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National
                    Association of Securities Dealers, Inc.

** "Other expenses" for Class C shares of the Acquired Fund are based on expenses for the fiscal year ended March
                    31, 1995, for the Acquiring Fund are based on expenses for the fiscal year ended February 28, 1995, and for the pro forma financial figures are based on estimated expenses for the fiscal year ended March 31, 1995.

***                 The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the
                    Reorganization had taken place as of April 1, 1994.

****                For investment advisory services, the Acquiring Fund pays the Manager a fee at the following annual rates of average daily net assets:  0.35% up to $500 million and 0.32% in excess of $500 million.  For administrative services rendered, the Acquiring Fund pays the Manager a fee at the following annual rates of average daily net assets:  0.20% to $500 million and 0.18% in excess of $500 million.

*****               Effective on November 17, 1995 (the anticipated date of the
                    Reorganization), the Manager has agreed to reduce the Acquiring Fund's aggregate management fees to 0.50% of the Acquiring Fund's average daily net assets.



Examples

          The following examples are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The examples assume payment of operating expenses at the levels set forth in the tables above.





                                                                  1 Year              3 Years           5 Years          10 Years*

 An investor would pay the following expenses on a $1,000 investment, assuming (1) 5.00% annual return and (2) redemption at the end of each time period:

 Class A
    Acquired Fund  . . . . . . . . . . . . . . . . .                 $47               $61               $76                $120
    Acquiring Fund . . . . . . . . . . . . . . . . .                  48                65                83                 135
    Pro Forma  . . . . . . . . . . . . . . . . . . .                  47                62                78                 126

 Class B
    Acquired Fund  . . . . . . . . . . . . . . . . .                 $57               $68               $75                $130
    Acquiring Fund . . . . . . . . . . . . . . . . .                  58                72                82                 145
    Pro Forma  . . . . . . . . . . . . . . . . . . .                  58                69                78                 135

 Class C
    Acquired Fund  . . . . . . . . . . . . . . . . .                 $23               $39               $68                $149
    Acquiring Fund . . . . . . . . . . . . . . . . .                  24                43                75                 165
    Pro Forma  . . . . . . . . . . . . . . . . . . .                  23                41                70                 155





* Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year following the date of purchase.


An investor would pay the following expenses on the same investment, assuming the same annual return and no redemption:




                                                                1 Year              3 Years           5 Years           10 Years*

 Class A
      Acquired Fund  . . . . . . . . . . . . . . .                 $47               $61               $76                  $120
      Acquiring Fund . . . . . . . . . . . . . . .                  48                65                83                   135
      Pro Forma  . . . . . . . . . . . . . . . . .                  47                62                78                   126

 Class B
      Acquired Fund  . . . . . . . . . . . . . . .                 $12               $38               $65                  $130
      Acquiring Fund . . . . . . . . . . . . . . .                  13                42                72                   145
      Pro Forma  . . . . . . . . . . . . . . . . .                  13                39                68                   135

 Class C
      Acquired Fund  . . . . . . . . . . . . . . .                 $13               $39               $68                  $149
      Acquiring Fund . . . . . . . . . . . . . . .                  14                43                75                   165
      Pro Forma  . . . . . . . . . . . . . . . . .                  13                41                70                   155





* Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year following the date of purchase.

     The examples also provide a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, each Fund's actual return will vary and may be greater or less than 5.00%. THESE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

                                    SUMMARY

          THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ADDITIONAL INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT, THE AGREEMENT AND PLAN OF REORGANIZATION, A COPY OF WHICH IS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS EXHIBIT A, THE ACCOMPANYING PROSPECTUS OF THE ACQUIRING FUND DATED APRIL 29, 1995, AS SUPPLEMENTED BY PROSPECTUS SUPPLEMENTS DATED MAY 25, 1995, JULY 11, 1995, JULY 15, 1995 AND JULY 20, 1995, AND THE
PROSPECTUS OF THE ACQUIRED FUND DATED NOVEMBER 7, 1994, AS SUPPLEMENTED BY A PROSPECTUS SUPPLEMENT DATED JULY 26, 1995.

          PROPOSED REORGANIZATION. The Plan provides for the transfer of all or substantially all of the assets of the Acquired Fund to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund. The Plan also calls for the distribution of shares of the Acquiring Fund to the Acquired Fund's shareholders in liquidation of the Acquired Fund. (The foregoing proposed transaction is referred to in this Prospectus/Proxy Statement as the "Reorganization".) As a result of the Reorganization, each shareholder of the Acquired Fund will become the owner of that number of full and fractional shares of the Acquiring Fund having an aggregate value equal to the aggregate net asset value of the shareholder's shares of the Acquired Fund as of the close of business on the date that the Acquired Fund's assets are exchanged for shares of the Acquiring Fund. (Shareholders of Class A, Class B or Class C shares of the Acquired Fund will receive Class A, Class B or Class C shares, respectively, of the Acquiring Fund.) See "Information About the Reorganization -- Plan of Reorganization."

          For the reasons set forth below under "Reasons for the Reorganization," the Board of Trustees of Smith Barney Muni Funds, including the Trustees of Smith Barney Muni Funds who are not "interested persons" (the "Independent Trustees"), as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has concluded that the Reorganization would be in the best interests of the shareholders of the Acquired Fund and that the interests of the Acquired Fund's existing shareholders will not be diluted as a result of the transaction contemplated by the Reorganization and therefore has submitted the Plan for approval by the Acquired Fund's shareholders. The Board of Directors of the Acquiring Fund has reached similar conclusions with respect to the Acquiring Fund and has also approved the Reorganization in respect of the Acquiring Fund.

          Approval of the Reorganization will require the affirmative vote of a majority, as defined in the 1940 Act, of the outstanding shares of the Acquired Fund, which is the lesser of: (i) 67% of the voting securities of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Acquired Fund are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of the Acquired Fund. For purposes of voting with respect to the Reorganization, the Class A, Class B and Class C shares of the Acquired Fund will vote together as a single class. See "Voting Information."

          TAX CONSEQUENCES. Prior to completion of the Reorganization, the Funds will have received an opinion of counsel that, upon the Reorganization and the transfer of the assets of the Acquired Fund, no gain or loss will be recognized by the Acquired Fund or its shareholders for federal income tax purposes. The holding period and aggregate tax basis of the Acquiring Fund shares received by an Acquired Fund shareholder will be the same as the holding period and aggregate tax basis of the shares of the Acquired Fund previously held by such shareholder. In addition, the holding period and tax basis of the assets of the Acquired Fund in the hands of the Acquiring Fund as a result of the Reorganization will be the same as in the hands of the Acquired Fund immediately prior to the Reorganization.

          INVESTMENT OBJECTIVES AND POLICIES. The Acquiring Fund and the Acquired Fund have generally similar investment objectives, policies and restrictions. The Acquiring Fund is an open-end, non-diversified management investment company whose investment objective is to provide California investors with as a high a level of dividend income exempt from federal income tax and California state personal income tax as is consistent with prudent investment management and the preservation of capital. The Acquired Fund is also an open-end, non-diversified management investment company whose investment objective is to pay its shareholders as high a level of monthly income exempt from federal income taxes and from California personal income taxes as is consistent with prudent investing. For a discussion of the differences between the investment policies of the Acquiring Fund and the Acquired Fund, see "Comparison of Investment Objectives and Policies."

          PURCHASE AND REDEMPTION PROCEDURES. The purchase and redemption procedures available to shareholders of the Acquiring Fund are virtually identical to those of the Acquired Fund. Purchase of shares of the Acquiring Fund and the Acquired Fund may be made through the Funds' distributor, Smith Barney, a broker that clears securities transactions through Smith Barney on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group, at their respective public offering prices (net asset value next determined plus any applicable sales charge). Class A shares of both the Acquiring Fund and the Acquired Fund are sold subject to a maximum initial sales charge of 4.00% of the public offering price. Class A shares of either Fund may be purchased at a reduced sales charge or at net asset value, determined by aggregating the dollar amount of a new purchase and the total asset value of all Class A shares of Funds offered by Smith Barney held by such person that are exchangeable with Class A shares of either Fund and applying the (reduced) sales charge applicable to such aggregate. Purchases of Class A shares of both Funds, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months. Class B and Class C shares of both Funds are sold without an initial sales charge but are subject to higher ongoing expenses than Class A shares and are subject to a CDSC payable upon certain redemptions. In addition, Class Y shares of both Funds are sold without an initial sales charge or CDSC, and are available only to investors meeting an initial investment minimum of $5,000,000. As of September 25, 1995 (the "Record Date"), no Class Y shares of either Fund were outstanding. In addition, the Acquiring Fund is authorized to issue a fifth class of shares, Class Z shares, exclusively for sale to tax-exempt employee benefit and retirement plans of Smith Barney and to certain unit investment trusts sponsored by Smith Barney or any of its affiliates. As of the Record Date, the Acquiring Fund had not sold any Class Z shares. The Acquired Fund does not offer Class Z shares.

          Class A shares of both the Acquiring and the Acquired Fund may be redeemed at their respective net asset values per share next determined without charge, except as set forth in the preceding paragraph. Class B shares of both Funds may be redeemed at their net asset value per share, subject to a maximum CDSC of 4.50% of the lower of original cost or redemption proceeds, declining by 0.50% the first year after purchase and by 1.00% each year thereafter to zero. Class C shares of both Funds may be redeemed at their net asset value per share, subject to a CDSC of 1.00% if such shares are redeemed during the first 12 months following their purchase. Shares of both Funds held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. All other shares may be redeemed through a Smith Barney Financial Consultant, Introducing Broker or dealer in the selling group or by forwarding a written request for redemption to The Shareholder Services Group, Inc. ("TSSG" or the "transfer agent"), a subsidiary of First Data Corporation. See "Redemption of Shares" in the accompanying Prospectus of the Acquiring Fund.

          EXCHANGE PRIVILEGES. The exchange privileges available to shareholders of the Acquiring Fund are virtually identical to those available to shareholders of the Acquired Fund. Shareholders of both the Acquired Fund and the Acquiring Fund may exchange at net asset value all or a portion of their shares for shares of the same class in certain other funds of the Smith Barney Mutual Funds. Any exchange will be a taxable event for which a shareholder may have to recognize a gain or a loss under federal income tax provisions. No initial sales charge is imposed on the shares being acquired in an exchange, and no CDSC is imposed on the shares being disposed of in the exchange. A sales charge differential, however, may apply to exchanges of Class A shares with other Smith Barney Mutual Funds. For purposes of computing the CDSC that may be payable upon a disposition, the Class B and Class C shares acquired in the exchange will be deemed to have been purchased on the same date as the Class B and Class C shares that were exchanged therefor. Class B shares of the Funds that are exchanged for Class B shares of other Smith Barney Mutual Funds imposing a higher CDSC will be subject to the higher applicable CDSC. See "Exchange Privilege" in the accompanying Prospectus of the Acquiring Fund.

          DIVIDENDS. The Acquiring Fund declares dividends from its net investment income (that is, income other than its net realized long- and short-term capital gains) monthly, and pays dividends on the last Friday of each calendar month to shareholders of record as of the preceding Tuesday. Distributions of net realized long- and short-term capital gains, if any, are declared and paid annually after the end of the fiscal year in which they have been earned. Similarly, dividends of substantially all of the Acquired Fund's net investment income are declared and paid monthly and any realized capital gains are declared and distributed annually. With respect to both Funds, unless a shareholder otherwise instructs, dividends and capital gains distributions will be reinvested automatically in additional shares of the same class at net asset value, subject to no sales charge or CDSC. The distribution option currently in effect for a shareholder of the Acquired Fund will remain in effect after the Reorganization. After the Reorganization, however, the former Acquired Fund shareholders may change their distribution option at any time by contacting a Smith Barney Financial Consultant. See "Dividends and Distributions" in the accompanying Prospectus of the Acquiring Fund.

          SHAREHOLDER VOTING RIGHTS. The Acquiring Fund and Smith Barney Muni Funds are both registered with the SEC as open-end, investment companies. The Acquiring Fund is a Maryland corporation having a Board of Directors. The Acquired Fund is a separate series of Smith Barney Muni Funds, a Massachusetts business trust having a Board of Trustees. Shareholders of both Funds have similar voting rights. Neither Fund holds a meeting of shareholders annually, and there is normally no meeting of shareholders held for the purpose of electing Directors/Trustees unless and until such time as less than two-thirds of the Directors or a majority of the Trustees holding office, as the case may be, have been elected by shareholders. At that time, the Directors/Trustees in each Fund then in office will call a shareholders' meeting for the election of Directors/Trustees.

          In addition, under the laws of the Commonwealth of Massachusetts, shareholders of the Acquired Fund do not have appraisal rights in connection with a combination or acquisition of the assets of the Fund by another entity. Shareholders of the Acquired Fund may, however, redeem their shares at net asset value (subject to any applicable CDSC) prior to the date of the Reorganization.

          For purposes of voting with respect to the Reorganization, the Class A, Class B and Class C shares of the Acquired Fund will vote together as a single class. See "Information on Shareholders' Rights -- Voting Rights."

                                 RISK FACTORS

          Due to the similarities of investment objectives and policies of the Acquiring Fund and the Acquired Fund, the investment risks are substantially similar. Such risks are generally those typically associated with municipal securities, primarily those of California issuers. The following is a summary of certain risk factors associated with investing in shares of the Acquiring Fund, certain of which are also applicable to the Acquired Fund. This summary is qualified in its entirety by the accompanying Prospectus of the Acquiring Fund. In addition, certain risks associated with various investment strategies utilized by the Acquiring Fund are described herein under "Comparison of Investment Objectives and Policies."

          The Funds are more susceptible to factors adversely affecting issuers of California municipal securities than is a municipal bond fund that does not emphasize these issuers. Certain California Constitutional amendments, legislative measures, executive orders, administrative regulations and voter initiatives could result in certain adverse consequences affecting California municipal securities. For instance, certain provisions of the California Constitution and statutes that limit the taxing and spending authority of Californian governmental entities may impair the ability of issuers of some California municipal securities to maintain debt service on their obligations.

          Each Fund is classified as a non-diversified investment company under the 1940 Act, which means that the Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. A Fund's assumption of large positions in the obligations of a small number of issuers may cause the Fund's share price to fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market's assessment of the issuers.

          There are several risks in connection with the use of certain portfolio strategies by the Acquiring Fund, such as the use of when-issued securities, municipal bond index futures contracts and put and call options on interest rate futures as hedging devices, municipal leases and securities lending. Certain of these risks are also applicable in connection with the use of certain portfolio strategies by the Acquired Fund. See "Comparison of Investment Objectives."


                        REASONS FOR THE REORGANIZATION

          The Board of Trustees of the Smith Barney Muni Funds has determined that it is advantageous to combine the Acquired Fund with the Acquiring Fund. The Funds have generally similar investment objectives and policies and have the same investment adviser, distributor and transfer agent. In reaching this conclusion, the Board considered a number of factors as described below.

          Among the factors considered by the Board of Trustees of Smith Barney Muni Funds was the 1993 transaction pursuant to which Travelers Group Inc. (formerly Primerica Corporation) acquired certain assets of Lehman Brothers Inc. (formerly Shearson Lehman Brothers Inc.), including its retail brokerage and domestic asset management business. As a result of this transaction, Smith Barney became the sponsor of two separate and totally distinct families of mutual funds, each with, among other things, differing pricing structures, classes of shares, exchange privileges, sweep functions and types of funds. The Board was advised that, with the completion of the merger of back-office brokerage operations and the implementation of a uniform pricing and class structure on November 7, 1994, significant consolidation of the two mutual fund groups had been made feasible and desirable. The Board was further informed that the next step in this process would be to eliminate the duplication of funds within the consolidated Smith Barney fund complex. The Board of Trustees of Smith Barney Muni Funds was presented with information that indicated that investors have been and will continue to be confused in the face of similar California municipal bond funds managed by the same investment adviser (although the Acquired Fund and the Acquiring Fund have a different portfolio manager, i.e., the individual primarily responsible for each Fund's day-to-day investment decisions). In particular, the Board was presented with information to the effect that, with two different funds, Smith Barney was confronted with certain operational and shareholder services issues, including (i) dilution of the firm's money management and research expertise due to the splitting of attention between the two highly similar funds; and (ii) investor confusion associated with offering similar funds that provide differing yields. The Board also considered that no sales charges would be imposed in effecting the Reorganization and the advantages of eliminating duplication inherent in marketing two funds with similar investment objectives.

          Information regarding the operating expenses of the Acquired Fund reflecting expenses for the fiscal year ended March 31, 1995, and information regarding the operating expenses of the Acquiring Fund reflecting expenses for the fiscal year ended February 28, 1995, is included under the caption "Fee Tables" in this Prospectus/Proxy Statement. Based upon these levels of expenses, and assuming the same level of assets of the combined fund after the Reorganization as on March 31, 1995, it is estimated that Class A, Class B and Class C shareholders of the Acquired Fund should experience a 0.05%, 0.04% and 0.05% increase, respectively, in total operating expenses, resulting from an increase of 0.05% in management fees paid to the Manager and, in the case of Class B shares, an accompanying 0.01% decrease in other operating expenses.

          At its June 7, 1995 meeting, the Board of Directors of the Acquired Fund was presented by the Manager with more current information, reflecting operating expenses as of April 30, 1995, which took into account the effects of various changes in operating expenses applicable to the Funds, such as changes in certain transfer agency expenses. The Board was shown pro forma financial information which indicated that, assuming the same level of assets for the combined fund after the Reorganization as on April 30, 1995, it is estimated that Class A,

Class B and Class C shareholders of the Acquired Fund should experience a 0.02% increase in total operating expenses, resulting from an increase of 0.05% in management fees paid to the Manager accompanied by a decrease of 0.03% in certain other operating expenses. The pro forma total operating expenses considered by the Board are identical to the pro forma total operating expenses included under the caption "Fee Tables" in this Prospectus/Proxy Statement. However, the Board considered, among other things, the impact of the increased operating expenses on the Acquired Fund's shareholders, the nature and quality of services provided to shareholders, including performance, the impact of economies of scale and comparative fee structures. Further, the Board was presented with information illustrating that the pro forma management fee to be paid by the combined fund following the Reorganization would be lower than the average management fee paid by California municipal funds included in a survey using data prepared by Lipper Analytical Services, Inc. (the "Lipper California Muni Average") with respect to front-end load shares (which are comparable to Class A shares of the Funds) as of March 31, 1995 (without giving effect to management fee waivers and expense reimbursements), and that the pro forma total operating expenses of the combined fund following the Reorganization would be only 0.01% higher than the Lipper California Muni Average, and would be lower than the Lipper California Muni Average before giving effect to fee waivers and expense reimbursements. The pro forma fees, the Board was also informed, would be more in line with fees paid by comparable funds. Further, the Board was shown pro forma financial information which indicated that, assuming the same level of assets for the combined fund after the Reorganization, the aggregate total management fees paid by the combined fund to the Manager would be approximately $166,000 less than would otherwise be paid annually to the Manager by the Acquiring Fund and the Acquired Fund had the Reorganization and the proposed decrease in the Acquiring Fund's management fee not taken place. The Board also considered, among other things, the terms and conditions of the Reorganization and the comparative investment performance of the Funds. In addition, the Board was advised that the Reorganization would be effected as a tax-free reorganization.

          The Board of Trustees of Smith Barney Muni Funds was informed that the Reorganization was one of a number of proposed reorganizations involving Smith Barney Muni Funds and other municipal bond funds within the Smith Barney mutual fund complex. In connection with these reorganizations, it has been proposed that the surviving fund's management fee be either increased or decreased, as the case may be, to 0.50% of such Fund's average daily net assets. The Board members were informed that the pro forma total operating expenses for the combined fund would be consistent with the reorganizations involving the other series of Smith Barney Muni Funds. Based in part on this discussion of the ongoing consolidation of the Smith Barney mutual fund complex, the Board of Trustees of Smith Barney Muni Funds approved, subject to shareholder approval, a new investment management agreement for the Acquired Fund. The new investment management agreement, which is otherwise substantively identical to the Acquired Fund's current investment management agreement, would provide for an increase in management fees from 0.45% to 0.50% of the Acquired Fund's average daily net assets. To save unnecessary proxy expenses to the Acquired Fund, however, the Board of Trustees has determined first to seek shareholder approval of the Reorganization, as approval thereof would obviate the need for a second solicitation of shareholder votes to approve the proposed investment management agreement. Effective on November 17, 1995 (the anticipated date of the Reorganization), the Board of Directors of the Acquiring Fund approved a management fee of 0.50% of the Acquiring Fund's average daily net assets, representing a decrease from the Acquiring Fund's current fee of 0.55%. No shareholder approval is necessary to effectuate this reduced management fee.

          In light of the foregoing, the Board of Trustees of Smith Barney Muni Funds, including the Independent Trustees, has determined that it is in the best interests of the Acquired Fund and its shareholders to combine with the Acquiring Fund. The Board of Trustees has also determined that a combination of the Acquired Fund and the Acquiring Fund would not result in a dilution of the interests of the Acquired Fund's shareholders.

          The Board of Directors of the Acquiring Fund has also determined that it is advantageous to the Acquiring Fund to acquire the assets of the Acquired Fund. The Board of Directors was presented with information that indicated that investors will continue to be confused in the face of similar California municipal bond funds managed by the same adviser. The Board was presented with information to the effect that, with two different funds, Smith Barney experienced (i) dilution of the firm's money management and research expertise due to the splitting of attention between the two highly similar funds; and (ii) client confusion associated with offering similar funds that provide differing yields. In addition, among other factors, the Board of Directors considered the proposed decrease in management fee rates as well as pro forma financial information provided by the Manager which indicated that the Reorganization should result in a decrease in the expense ratio on shares of the Acquiring Fund. The Board of Directors also considered the terms and conditions of the Reorganization and representations that the Reorganization would be effected as a tax-free reorganization. Accordingly, the Board of Directors, including a majority of the independent Directors, has determined that the Reorganization is in the best interests of the Acquiring Fund's shareholders and that the interests of the Acquiring Fund's shareholders would not be diluted as a result of the Reorganization.


                     INFORMATION ABOUT THE REORGANIZATION

          PLAN OF REORGANIZATION. The following summary of the Plan is qualified in its entirety by reference to the Plan (Exhibit A hereto). The Plan provides that the Acquiring Fund will acquire all or substantially all of the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund on November 17, 1995 or such later date as may be agreed upon by the parties (the "Closing Date").

          Prior to the Closing Date, the Acquired Fund will endeavor to discharge all of its known liabilities and obligations. The Acquiring Fund will not assume any liabilities or obligations other than those reflected on an unaudited statement of assets and liabilities of the Acquired Fund prepared as of the close of regular trading on the New York Stock Exchange, currently 4:00 p.m., New York City time, on the Closing Date. The number of full and fractional Class A, Class B and Class C shares of the Acquiring Fund to be issued to the Acquired Fund shareholders will be determined on the basis of the Acquiring Fund's and the Acquired Fund's relative net asset value per Class A, Class B and Class C shares, respectively. The net asset value per share of each class will be determined by dividing assets, less liabilities, by the total number of outstanding shares of the relevant class.

          The Acquired Fund and the Acquiring Fund will utilize the procedures set forth in the Prospectus of the Acquiring Fund to determine the value of their respective portfolio securities and to determine the aggregate value of each Fund's portfolio. The method of valuation employed will be consistent with the requirements set forth in the Prospectus of the Acquiring Fund, Rule 22c-1 under the 1940 Act and the interpretation of such rule by the SEC's Division of Investment Management.

          At or prior to the Closing Date, the Acquired Fund will, and the Acquiring Fund may, declare a dividend or dividends which, together with all previous such dividends, will have the effect of distributing to their respective shareholders all taxable income for the taxable period ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid). In addition, the Acquired Fund's dividend will include its net capital gains realized in the taxable year ending on or prior to the Closing Date (after reductions for any capital loss carryforward).

          As soon after the Closing Date as conveniently practicable, the Acquired Fund will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional shares of the Acquiring Fund received by the Acquired Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of the Acquired Fund's shareholders on the share records of the Acquiring Fund's transfer agent. Each account will represent the respective pro rata number of full and fractional shares of the Acquiring Fund due to each of the Acquired Fund's shareholders. After such distribution and the winding up of its affairs, the Acquired Fund will be terminated.

           The consummation of the Reorganization is subject to the conditions set forth in the Plan. Notwithstanding approval of the Acquired Fund's shareholders, the Plan may be terminated at any time at or prior to the Closing Date (i) by mutual agreement of Smith Barney Muni Funds on behalf of the Acquired Fund and the Acquiring Fund, (ii) by Smith Barney Muni Funds on behalf of the Acquired Fund in the event that the Acquiring Fund shall, or the Acquiring Fund in the event that Smith Barney Muni Funds shall, materially breach any representation, warranty or agreement contained in the Plan to be performed at or prior to the Closing Date; or (iii) by Smith Barney Muni Funds on behalf of the Acquired Fund or by the Acquiring Fund if a condition to the Plan expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          Approval of the Plan will require the affirmative vote of a majority, as defined in the 1940 Act, of the outstanding shares of the Acquired Fund, which is the lesser of: (i) 67% of the voting securities of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Acquired Fund are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of the Acquired Fund. If the Reorganization is not approved by shareholders of the Acquired Fund, the Board of Trustees of Smith Barney Muni Funds will consider courses of action available to it, including re-submitting the Reorganization proposal to shareholders.

Alternatively, the Board may choose to submit to shareholders a proposal, already approved by Trustees, to adopt a new investment management agreement that provides for an increase in the management fee currently payable by the Acquired Fund to the Manager from 0.45% to 0.50% of the Acquired Fund's average daily net assets. The new investment management agreement would otherwise be substantively identical to the investment management agreement currently in effect between the Acquired Fund and the Manager.

          DESCRIPTION OF THE ACQUIRING FUND'S SHARES. Full and fractional shares of common stock of the Acquiring Fund will be issued to the Acquired Fund in accordance with the procedures detailed in the Plan and as described in the Acquiring Fund's Prospectus. Generally, the Acquiring Fund does not issue share certificates to shareholders unless a specific request is submitted to the Acquiring Fund's transfer agent. See "Information on Shareholders' Rights" and the Prospectus of the Acquiring Fund for additional information with respect to the shares of the Acquiring Fund.

          FEDERAL INCOME TAX CONSEQUENCES. The exchange of assets of the Acquired Fund for shares of the Acquiring Fund is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As a condition to the closing of the Reorganization, the Acquiring Fund and Smith Barney Muni Funds on behalf of the Acquired Fund will receive an opinion from Willkie Farr & Gallagher, counsel to the Acquiring Fund, to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the Reorganization:

          (1) the transfer of all or substantially all of the Acquired Fund's assets in exchange for the Acquiring Fund's shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code;

          (2) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund's shares and the assumption of scheduled liabilities of the Acquired Fund;

          (3) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund's shares and the assumption of scheduled liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund's shares to the Acquired Fund's shareholders;

          (4) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their shares of the Acquired Fund for shares of the Acquiring Fund;

          (5) the aggregate tax basis for shares of the Acquiring Fund received by each shareholder of the Acquired Fund pursuant to the Reorganization will be the same as the aggregate tax basis of shares of the Acquired Fund surrendered therefor, and the holding period of shares of the Acquiring Fund to be received by each shareholder of the Acquired Fund will include the period during which shares of the Acquired Fund exchanged therefor were held by such shareholder (provided shares of the Acquired Fund were held as capital assets on the date of the Reorganization); and

          (6) the tax basis to the Acquiring Fund of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

          Shareholders of the Acquired Fund should consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Reorganization, shareholders of the Acquired Fund should also consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.

          CAPITALIZATION. The following table shows the capitalization of the Acquiring Fund and the Acquired Fund as of September 25, 1995, and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value.




                                                Smith Barney Muni Funds -      Smith Barney California          Pro Forma for
                                                   California Portfolio         Municipals Fund Inc.           Reorganization
                                                       (Unaudited)                   (Unaudited)                 (Unaudited)


                                                                     (In thousands, except per share values)
 Class A Shares
 Net assets  . . . . . . . . . . . . . . . . .          $156,500                      $409,968                    $566,468
 Net asset value per share . . . . . . . . . .          $  12.50                      $  15.77                    $  15.77
 Shares outstanding  . . . . . . . . . . . . .            12,516                        26,003                      35,924

 Class B Shares
 Net assets  . . . . . . . . . . . . . . . . .          $    893                      $139,129                    $140,022
 Net asset value per share . . . . . . . . . .          $  12.50                      $  15.76                    $  15.76
 Shares outstanding  . . . . . . . . . . . . .                71                         8,828                       8,884

 Class C Shares
 Net assets  . . . . . . . . . . . . . . . . .          $  6,534                      $  2,548                    $  9,082
 Net asset value per share . . . . . . . . . .          $  12.49                      $  15.76                    $  15.76
 Shares outstanding  . . . . . . . . . . . . .               523                           162                         576

 Class Y Shares
 Net assets  . . . . . . . . . . . . . . . . .                $0                        $0                            $0
 Net asset value per share . . . . . . . . . .                $0                        $0                            $0
 Shares outstanding  . . . . . . . . . . . . .                 0                         0                             0

 Class Z Shares
 Net assets  . . . . . . . . . . . . . . . . .                N/A                       $0                            $0
 Net asset value per share . . . . . . . . . .                N/A                       $0                            $0
 Shares outstanding  . . . . . . . . . . . . .                N/A                        0                             0


          As of the Record Date, there were 12,516,255 outstanding Class A shares, 71,418 outstanding Class B shares, 523,023 outstanding Class C shares and no outstanding Class Y shares of the Acquired Fund, and 26,002,880 outstanding Class A shares, 8,828,440 outstanding Class B shares,
161,718 outstanding Class C shares and no outstanding Class Y shares or Class Z shares of the Acquiring Fund. As of the Record Date, the officers and Trustees of Smith Barney Muni Funds beneficially owned as a group less than 1% of the outstanding shares of each class of the Acquired Fund. To the best knowledge of the Trustees of Smith Barney Muni Funds, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act")), except as set forth in the table below, owned beneficially or of record more than 5% of the outstanding shares of a class of the Acquired Fund. As of the Record Date, the officers and Directors of the Acquiring Fund beneficially owned as a group less than 1% of the outstanding shares of each class of the Acquiring Fund. Except as set forth in the table below, to the best knowledge of the Directors of the Acquiring Fund, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Exchange Act) owned beneficially or of record more than 5% of the outstanding shares of a class of the Acquiring Fund.




                                                       Percentage of
                                                                                                       Class Owned
                                                                                                        of Record
                                                                                                      or Beneficially


                                                                                                                    Upon
     Name and                                               Fund                                                 Consummation of
   the Address                                           and Class                  As of the Record Date          Reorganization








 William C. Lochmoeller TTEE                           Acquired Fund Class B                   16.21%                *
 FBO The Lochmoeller Family Trust U/A/D
 07/29/80
 1270 Mesa Road
 San Marino, CA  91108

 Joan Barnett TTEE                                     Acquired Fund Class B                    13.47                 *
 Barnett 1995 Trust UAD 6/12/95
 FBO Joan Barnett
 3917 Alta Mesa Drive
 Studio City, CA  91604

 Patricia S. Gonzalez                                  Acquired Fund Class B                    11.78                 *
 204 Upland Court
 Redwood City, CA  94062












                                                       Acquired Fund Class B                    11.65                 *

 Jane C. Higgins,
 Successor TTEE
 FBO Donald R. Higgins & Janet C. Higgins
 Revocable Trust A
 U/A/D 06/10/85
 3119 Clairidge Way
 Sacramento, CA  95821

 Steven H. Pettit TTEE                                 Acquired Fund Class B                     8.71                 *
 FBO the Tina & Tom Pettit
 Irrev. Trust  DTD 04/13/95
 4839 Meadow Ridge Road
 Santa Ysabel, CA  92070

 Roberto Kelly                                         Acquired Fund Class B                     5.90                 *
 Irwin Weiner Sports Enterprises Inc.
 19 Bradhurst Avenue
 Hawthorne, NY  10532

 Vivian Gilbert Strell                                 Acquired Fund Class B                     5.44                 *
 Laurie Gilbert and Samuel Gilbert JTWROS
 7008 Lipmann Street
 San Diego, CA  92122

 John Nisser                                           Acquired Fund Class C                     5.15                 *
 16229 Woodruff Avenue
 Bellflower, CA  90706

 R. Philip Hammond TTEE                                Acquiring Fund Class C                   15.85                 *
 F/B/O Philip Hammond &
 Vivienne Hammond Trust V-3
 UAD 12/12/84
 P.O. Box 1735
 Santa Monica, CA  90406

 Edward Bavaria and                                    Acquiring Fund Class C                    7.97                 *
 Elizabeth J. Bavaria JTWROS
 9 Rockingham Drive
 Newport Beach, CA  92660

 Otto Kahn and Irene Chan Kahn JTWROS                  Acquiring Fund Class C                    7.95                 *
 9846 Lesterford Avenue
 Downey, CA  90240

























  Aldo Borin TTEE FBO                                Acquiring Fund Class C                    5.77                 *
  The Frank J. Borin Sr. Trust
  U/A/D 10/15/90
  10050 Old Redwood Highway
  Penngrove, CA  94951

____________
* Less than 1.00%




                     INFORMATION ABOUT THE ACQUIRING FUND

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF MARKET CONDITIONS AND PORTFOLIO REVIEW (THROUGH FEBRUARY 28, 1995).

          Despite the difficult investment environment of the year ended February 28, 1995, the Fund performed well, providing investors in Class A shares with a total return of 2.46% and Class B shares with a total return of 1.89%. These return numbers resulted in a first quarter ranking for both Class A (#2 of 83 funds) and Class B (#6 of 83 funds) shares by Lipper Analytical Services, Inc., an independent mutual fund performance tracking organization, for the twelve months ended February 28, 1995. Reflecting the improvement in the municipal market that began late in 1994, Class C shares, a newly-available class of shares, earned a total return of 11.72% for the period between November 14, 1994 and February 28, 1995.

Market and Economic Overview

          The past fiscal year demonstrated that volatility is becoming a permanent feature of the fixed income landscape. Management believes this is largely attributable to the development of new technologies, the speed of communications and the freer movement of capital around the globe. The municipal market has also been affected by these changes. During most of the past fiscal year the municipal market experienced a significant rise in interest rates which negatively impacted performance only to finish the year with one of the most powerful bond rallies in recent memory.

          Management believes the volatility of the municipal market over the period was the result of a marketplace that initially assumed that the superior economic growth in both the U.S. and overseas would create inflationary problems for all the bond markets. Anticipation proved much worse than reality, however, as the Federal Reserve moved both aggressively and early to stave off this threat, thereby producing an inflation index below 3% for 1994. As the market gradually came to the conclusion that an elusive "soft landing" was economically possible, its reaction was swift and forceful, producing a powerful bond rally during the last several months of 1994.

          In early December 1994, Orange County, California filed for bankruptcy protection under Chapter 9 of the federal bankruptcy code because of losses sustained by its investment pool. The investment pool consists of deposits from Orange County itself, agencies within Orange County (such as Orange County Sanitation District Authority and Orange County Transportation Authority) and various local communities. The pool suffered substantial losses through the use of leverage and derivative investments.

          At the end of this fiscal reporting period, approximately 8% of the Fund was invested in securities issued by various agencies located within Orange County. However, none of these holdings are direct obligations of the county itself, and more than half are either insured or backed by guaranteed investment contracts. In addition, another 5% of the Fund was invested in a San Joaquin Transportation corridor bond, whose issuer is a participant in Orange County's investment pool.

          Orange County is currently trying to negotiate a settlement with its pool participants, and the Fund anticipates that one will be reached by early June. The Fund believes that the bankruptcy proceedings will not have a material impact on the ability of these issuers to make scheduled interest and principal payments and therefore will have little, if any, effect on the Fund. Nevertheless, management is actively monitoring the Orange County proceedings.


Investment Strategy and Portfolio Structure

          In seeking to achieve the Fund's investment objective of providing California investors with as high a level of dividend income exempt from federal income tax and California state personal income tax as is consistent with prudent investment management and the preservation of capital, management's long-term investment strategy is to provide investors with a very competitive yield, and then produce the best total return management can, whatever the market conditions. Management's current strategy has been to take advantage of last autumn's bond decline by extending the average life of the portfolio and purchasing more discount securities (bonds that are selling below their redemption value). Discount securities typically have a dual advantage in rising markets. First, they tend to be one of the best performing asset classes as rates decline. Second, they tend to provide much better call protection, which lowers the risk of having bonds prematurely called away. This strategy greatly enhanced the performance of the Fund in the recent bond rally, and it will continue to be management's strategy until management sees inflation re-emerge (although this does not appear to be an imminent possibility).


          In terms of credit quality, management has focused primarily on increasing the percentage of the Fund's AA- and AAA-rated holdings, the two highest rating categories available. At the end of this fiscal year, nearly 70% of the portfolio was invested in AA- and AAA-rated securities. Management believes these securities offer the Fund's shareholders the best value. Management concentrated the portfolio in essential service revenue bonds and debt issued by local communities for redevelopment projects and various civic improvements. These types of bonds provide the Fund with competitive yields and a high degree of liquidity, which makes it easier to navigate the Fund through turbulent market periods.

Management's Update (through July 31, 1995).

          The increases last year in short-term rates by the Federal Reserve Board are clearly slowing the economy's expansion from its faster pace of last fall. The question now on the minds of economists and investors is whether this is merely a pause in economic activity or indicative of longer-term economic weakness. Management does not believe that forthcoming economic data will show conclusive evidence of a recession and instead is working under the assumption that the economy will experience a small pause and then steady growth with moderate inflation.

          The municipal market had a spectacular rally during the first half of 1995, and the Fund was positioned to take full advantage of it. A significant percentage of the portfolio was invested in high-quality discount coupons, which allowed the Fund to maximize its net asset value during a rapidly declining interest-rate environment. Management's goal is to use market strength to gradually increase coupons, shorten maturities and take a more conservative approach to the market until these interest-rate levels prove they can hold.

          However, some uncertainties surround the market. Among these are the many flat-tax proposals being championed by members of both political parties. Real legislative action is still probably several years away and must be revenue neutral to make any economic sense -- a very difficult balancing act to accomplish. These discussions have caused periodic weakness in the municipal market during the past months and will no doubt continue to cause periodic weakness over the next few years, which management will view as an opportunity to invest at levels that represent real value to the Fund's shareholders.

          A defining moment for the municipal market was Orange County's filing for bankruptcy in December 1994, which immediately cast a pall on the entire market. Its impact on the broader market since then has been minimal but has been considerably stronger on the securities of Orange County itself. A positive development in the Orange County bankruptcy is the expected vote by the California Legislature on a comprehensive program, backed by the county and many of its constituencies, that would provide key elements of the county's debt repayment plan. Anything that demonstrates a commitment to repaying its debt is good for Orange County and the municipal market as a whole. Management will continue to monitor the situation closely.

          The Fund has not participated in any of the recent debt offerings by Orange County. Currently, approximately 9.42% of the portfolio is invested in securities issued by various agencies located within Orange County. None of these holdings, however, are direct obligations of the county itself, and 90% are either insured or backed by guaranteed-investment contracts. In addition, another 5.37% of the portfolio is invested in a San Joaquin Transportation corridor bond, whose issuer is a participant in Orange County's investment pool. Management believes that the negotiations surrounding Orange County's debt obligations will not have a material effect on the ability of these issuers to make scheduled interest and principal payments, and therefore will have little, if any, effect on the Fund. At July 31, 1995, 93.2% of the portfolio was invested in securities rated investment grade (BBB/Baa and higher) by either Standard & Poor's or Moody's. The majority of the Fund's assets were invested in essential-service revenue bonds and debt issued by local communities for redevelopment projects and various civic improvements. The average maturity of the Fund was 19.7 years. As stated earlier, management intends to gradually increase coupons, shorten the average maturity of the portfolio and assume a more conservative stance.



 Smith Barney California Municipals Fund Inc.


 Historical Performance    Class A Shares (unaudited)

     Year Ended                   Net Asset Value              Capital Gains     Dividends Paid     Return of      Total Return*
     February 28              Beginning           Ending             Paid                             Capital

         1986                 $13.94              $16.16             __              $1.21             --              25.80%
         1987                 $16.16              $16.54           $0.33             $1.14             __              12.13%
         1988                 $16.54              $15.49           $0.07             $1.09             --              1.09%
         1989                 $15.49              $15.33           $0.03             $1.12             --              6.67%
         1990                 $15.33              $15.61             --              $1.07             --              9.02%
         1991                 $15.61              $15.66           $0.12             $1.07             --              8.29%
         1992                 $15.66              $15.78           $0.27             $1.05             --              9.50%
         1993                 $15.78              $16.70           $0.29             $0.97            $0.04            14.76%
         1994                 $16.70              $16.15           $0.65             $0.84             --              5.92%
         1995                 $16.15              $15.40           $0.19             $0.89             --              2.46%

 Total                                                             $1.95             $10.45           $0.04

 Cumulative Total Return - (3/1/85 through 2/28/95)                                                                   144.89%




 * Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the front-end sales charge (maximum 4.00%).


    THE FUND'S POLICY IS TO DISTRIBUTE DIVIDENDS MONTHLY AND CAPITAL GAINS, IF ANY, ANNUALLY.



 Average Annual Total Return**    Class A Shares


                                         Without Sales Charge                                 With Sales Charge***
                                    With                     Without                     With                     Without
                                 Fee Waiver                Fee Waiver                 Fee Waiver                 Fee Waiver
                                and Expense                and Expense                and Expense               and Expense
                               Reimbursement              Reimbursement              Reimbursement             Reimbursement

 Year Ended 2/28/95                 N/A                       2.46%                       N/A                     (1.64%)

 Five Years Ended
 2/28/95                            N/A                       8.11%                       N/A                      7.23%

 Ten Years Ended
 2/28/95                           9.37%                      8.56%                      8.92%                     8.16%





 ** All average annual total return figures shown reflect reinvestment of dividends and capital gains at net asset value. The Acquiring Fund waived investment advisory and sub-investment advisory and administration fees from April 1984 to February 1986 and reimbursed expenses from April 1984 to February 1985. A shareholder's actual return for the period during which waivers and reimbursements were in effect would be the higher of the two numbers shown.

*** Average annual total return figures shown assume the deduction of the maximum 4.00% sales charge.

     Note: On November 6, 1992, existing shares of the Fund were designated Class A shares. Class A shares are subject to a maximum 4.00% front-end sales charge and service fee of 0.15% of the value of the average daily net assets attributable to that class. The Acquiring Fund's average annual rates of return would have been lower had service fees been in effect prior to November 6, 1992.

    GROWTH OF $10,000 INVESTED IN CLASS A SHARES OF SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC. VS. LIPPER CALIFORNIA MUNICIPAL FUND AVERAGE AND LEHMAN
                        BROTHERS MUNICIPAL BOND INDEX*

                     FEBRUARY 28, 1985 - FEBRUARY 28, 1995

                   Description of Mountain Chart -- Class A

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on February 28, 1985 in Class A shares of the Acquiring Fund as compared with the growth of a $10,000 investment in the Lipper California Municipal Fund Average and the Lehman Brothers Municipal Bond Index. The plot points used to draw the line graphs were as follows:



                                                                 Growth of $10,000               Growth of $10,000 Investment in
                                Growth of $10,000                  Investment in the               the
            Month              Invested in Class A                Lipper California               Lehman Brothers
            Ended              Shares of the Fund                   Municipal Fund Average        Municipal Bond Index

          02/85                      $ 9,600                            $10,000                         $10,000
          03/85                      $ 9,688                            $10,066                         $10,086
          06/85                      $10,413                            $10,846                         $10,932
          09/85                      $10,331                            $10,713                         $10,768
          12/85                      $11,104                            $11,497                         $11,639
          03/86                      $12,158                            $12,531                         $12,817
          06/86                      $12,022                            $12,462                         $12,738
          09/86                      $12,545                            $13,056                         $13,422
          12/86                      $13,108                            $13,599                         $13,886
          03/87                      $13,464                            $13,957                         $14,222
          06/87                      $12,701                            $13,145                         $13,835
          09/87                      $12,311                            $12,690                         $13,492
          12/87                      $12,973                            $13,340                         $14,095
          03/88                      $13,377                            $13,731                         $14,579
          06/88                      $13,681                            $14,016                         $14,861
          09/88                      $14,088                            $14,413                         $15,241
          12/88                      $14,533                            $14,806                         $15,524
          03/89                      $14,607                            $14,919                         $15,627
          06/89                      $15,431                            $15,775                         $16,553
          09/89                      $15,444                            $15,729                         $16,564
          12/89                      $15,918                            $16,256                         $17,201
          03/90                      $15,950                            $16,301                         $17,277
          06/90                      $16,304                            $16,672                         $17,681
          09/90                      $16,248                            $16,562                         $17,691
          12/90                      $17,007                            $17,316                         $18,455
          03/91                      $17,233                            $17,620                         $18,870
          06/91                      $17,551                            $17,988                         $19,274
          09/91                      $18,311                            $18,702                         $20,024

          12/91                      $18,962                            $19,256                         $20,696
          03/92                      $18,882                            $19,306                         $20,758
          06/92                      $19,699                            $20,058                         $21,546
          09/92                      $20,025                            $20,485                         $22,120
          12/92                      $20,480                            $20,877                         $22,523
          03/93                      $21,258                            $21,735                         $23,358
          06/93                      $22,001                            $22,468                         $24,123
          09/93                      $22,672                            $23,275                         $24,938
          12/93                      $23,066                            $23,500                         $25,288
          03/94                      $22,004                            $22,113                         $23,899
          06/94                      $22,220                            $22,175                         $24,164
          09/94                      $22,346                            $22,282                         $24,329
          12/94                      $21,528                            $21,735                         $23,980
          02/95                      $23,510                            $23,203                         $25,384


* Illustration of $10,000 invested in Class A shares on February 28, 1985 assuming deduction of the maximum 4.00% sales charge at the time of investment and reinvestment of dividends and capital gains at net asset value through February 28, 1995.

  Lipper California Municipal Fund Average - The Lipper California Municipal Fund Average is composed of an average of the Fund's peer group of mutual funds (83 as of February 28, 1995) investing in California municipal bonds.

  Lehman Brothers Municipal Bond Index - The Lehman Brothers Municipal Bond Index is a weighted composite which is comprised of more than 15,000 bonds issued within the last 5 years, having a minimum credit rating of at least Baa and a maturity of at least 2 years, excluding all bonds subject to the Alternative Minimum Tax and bonds with floating or zero coupons.

  Index information is available at month-end only; therefore the closest month-end to inception date of the class has been used.

  Note: All figures cited here and on the previous page represent past performance of Class A shares and do not guarantee future results.



 Smith Barney California Municipals Fund Inc.


 Historical Performance    Class B Shares (unaudited)

 Year Ended                             Net Asset Value          Capital Gains     Dividends      Return of
 February 28                          Beginning       Ending            Paid          Paid         Capital           Total Return*

 11/6/92-2/28/93                        $15.84         $16.70           $0.29          $0.28         $0.01                 9.27%
 1994                                   $16.70         $16.15           $0.65          $0.76         --                    5.40%
 1995                                   $16.15         $15.40           $0.19          $0.80         --                    1.89%

 Total                                                                  $1.13          $1.84         $0.01
 Cumulative Total Return    (11/6/92 through 2/28/95)                                                                     17.35%



* Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the CDSC.




 Average Annual Total Return**    Class B Shares


                                                                    Without CDSC                              With CDSC***

 Year Ended 2/28/95                                                       1.89%                                  (2.40)%
 Inception 11/6/92 through 2/28/95                                        7.15%                                   5.99%


** All average annual total return figures shown reflect reinvestment of dividends and capital gains at net asset value.

*** Average annual total return figures assume the deduction of the maximum applicable CDSC which is described in the prospectus.

     Note: The Fund began offering Class B shares on November 6, 1992. Class B shares are subject to a maximum 4.50% CDSC and service and distribution fees of 0.15% and 0.50%, respectively, of the value of the average daily net assets attributable to that class.

                GROWTH OF $10,000 INVESTED IN CLASS B SHARES OF
               SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC. VS.
                 LIPPER CALIFORNIA MUNICIPAL FUND AVERAGE AND
                      LEHMAN BROTHERS MUNICIPAL BOND INDEX*

                     NOVEMBER 6, 1992 - FEBRUARY 10, 1995

                   Description of Mountain Chart -- Class B

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on November 6, 1992 in Class B shares of the Acquiring Fund as compared with the growth of a $10,000 investment in the Lipper California Municipal Fund Average and the Lehman Brothers Municipal Bond Index. The plot points used to draw the line graphs were as follows:



                                                            Growth of $10,000                     Growth of $10,000 Investment in
                               Growth of $10,000            Investment in the                     the
            Month              Invested in Class B          Lipper California                     Lehman Brothers
            Ended              Shares of the Fund           Municipal Fund Average                Municipal Bond Index
          10/31/92                           -                   $10,000                                $10,000
          11/06/92                     $10,000                         -                                      -
             11/92                     $10,174                   $10,270                                $10,179
             12/92                     $10,338                   $10,406                                $10,283
             03/93                     $10,718                   $10,833                                $10,664
             06/93                     $11,080                   $11,199                                $11,013
             09/93                     $11,403                   $11,601                                $11,385
             12/93                     $11,588                   $11,713                                $11,545
             03/94                     $11,039                   $11,022                                $10,911
             06/94                     $11,133                   $11,053                                $11,032
             09/94                     $11,181                   $11,106                                $11,108
             12/94                     $10,757                   $10,834                                $10,948
             02/95                     $11,735**                 $11,565                                $11,589
             02/95                     $11,443***



* Illustration of $10,000 invested in Class B shares on March 28, 1988 assuming deduction of the maximum CDSC at the time of investment and reinvestment of dividends and capital gains at net asset value through July 31, 1994.

**        Value does not assume deduction of applicable CDSC.

*** Value assumes deduction of applicable CDSC (assuming deduction on February 28, 1995).

Lipper California Municipal Fund Average - The Lipper California Municipal Fund Average is composed of an average of the Fund's peer group of mutual funds (83 as of February 28, 1995) investing in California municipal bonds.

Lehman Brothers Municipal Bond Index - The Lehman Brothers Municipal Bond Index is a weighted composite which is comprised of more than 15,000 bonds issued within the last 5 years, having a minimum credit rating of at least Baa and a maturity of at least 2 years, excluding all bonds subject to the Alternative Minimum Tax and bonds with floating or zero coupons.

Index information is available at month-end only; therefore, the closest month-end to inception date of the Fund has been used.

Note: All figures cited here and on the following pages represent past performance of Class B shares and do not guarantee future results.

Smith Barney California Municipals Fund Inc.


 Historical Performance    Class C Shares (unaudited)


 Year Ended                        Net Asset Value                       Capital            Dividends                Total
 July 31                   Beginning            Ending                  Gains Paid             Paid                 Return*

 11/14/94-2/28/95          $14.19             $15.40                      $0.19               $0.23                  11.72%

 Total                                                                    $0.19               $0.23
 Cumulative Total Return    (11/14/94 through 2/28/95)                                                               11.72%


*Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the CDSC.




 Aggregate Total Return** -- Class C Shares

                                                                                Without CDSC                    With CDSC
                                                                                   Actual                       Actual***

 Inception 11/14/94 through 2/28/95                                                      11.72%                       10.72%


** All average annual total return figures shown reflect reinvestment of dividends and capital gains at net asset value.

*** Average annual total return figures assume the deduction of the maximum applicable CDSC.

Note: The Fund began offering Class C shares on November 14, 1994. Class C shares are subject to a maximum 1.00% CDSC and annual service and distribution fees of 0.15% and 0.55%, respectively, of the value of the average daily net assets attributable to that class.

          Performance information is not available for Class Y shares of the Acquiring Fund because, as of the Record Date, no Class Y shares of the Acquiring Fund had been sold.

                      INFORMATION ABOUT THE ACQUIRED FUND

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF MARKET CONDITIONS AND PORTFOLIO REVIEW (THROUGH MARCH 31, 1995).

Market and Economic Overview

          Since management's last report to shareholders in November 1994, the fixed-income markets, and municipal bonds in particular, have enjoyed a powerful rally. Municipal bond yields have declined more than a full percentage point, as evidenced by the drop in the average yield on The Bond Buyer's weekly 25-Bond Revenue Index of 30-year municipal bonds from a high of 7.37% on November 17, 1994 to 6.29% on March 31, 1995. This was substantially better than the performance of the benchmark 30-year Treasury bond, which experienced a decline in yield of 70 basis points from 8.13% to 7.43% during the same time frame.

          The vastly improved bond markets reflect a growing consensus that inflation will remain under control, and the Federal Reserve Board will be successful in engineering a "soft landing" by slowing the economy down to a more sustainable, non-inflationary rate of growth. The seven increases in the federal funds rate (the rate banks charge each other for overnight loans), orchestrated by the Federal Reserve Board since February 1994, appear to be slowing the pace of economic growth. Recent economic reports show a slower rate of increase in employment, producer prices, and retail prices, and retail
sales.   Industrial production and capacity utilization were also lower than expected, signalling a possible slowdown in the country's strong manufacturing sector. These generally favorable economic fundamentals are more than offsetting concerns about the substantial decline in the value of the dollar relative to the Japanese yen and German mark on the foreign exchange markets.

          Late in April, several tax-reform proposals which recommend a flat federal income tax rate began to receive increased attention in the national financial press and from municipal bond market participants. Adoption of a flat tax would diminish the advantages of tax exemption for municipal bonds. Although the various plans being circulated are only proposals, the publicity surrounding them has recently caused some investors to back away from the municipal bond market. In management's opinion it is much too early in the process to predict what changes in the tax laws, if any, will actually take place, but tax reform will certainly be a major topic of political debate over the next few years. Many observers believe that the more radical proposals for changes in the way taxes are collected have little chance for enactment.

          Absent these tax-reform concerns, municipals would probably continue to be strong performers relative to Treasuries and other taxable investments due to the low supply of new issues. Not only did last year's spike in interest rates sharply reduce refinancing activity in the municipal market, but voter pressure on states and municipalities to rein in spending and cut taxes, or at least avoid tax increases, has also resulted in a roughly 30% decline in new-money financing. In addition, the universe of existing municipal bonds is shrinking. In 1995, an estimated $230 billion of older, high-coupon issues will mature or be called as they reach their first optional call dates. With estimates of new-issue volume at less than $150 billion, the net reduction in municipal debt outstanding could approach $100 billion this year, contracting the market by about eight percent. Ordinarily, a reduction in supply of this magnitude would be expected to provide a powerful boost for municipal bond values as it did earlier this year. Uncertainties about various tax proposals, however, will probably keep municipals from trading any better than their normal relationship to taxable investment alternatives.

          Management would also like to briefly discuss the Orange County, California financial crisis that forced both the county and its investment pool to declare bankruptcy late in 1994. The seeds of this situation were sown in the declining interest-rate environment of prior years. As short-term interest rates plummeted through late 1993, some market participants, such as Orange County's investment pool manager, turned to leverage or derivatives as a way of boosting yields. Leverage is simply the process of borrowing in the short-term market and investing in longer-term bonds in order to take advantage of the difference in yield between the two sectors. Derivatives are securities that have a rate of return that is derived from an underlying asset or market index. In many cases, the use of derivatives had the same effect as leverage by allowing investors to magnify returns, but without actually borrowing money. When short-term rates rebounded, many of these portfolios suffered serious damage, with Orange County the most prominent example due to its size and the severity of its losses. Leverage, rather than the use of derivatives, caused the bulk of the harm that occurred in this situation.

          Fortunately, the extent of the problems facing the county and other participants in its investment pool appear to be virtually unique. While certain other municipalities experienced losses as a result of higher interest rates, none of these losses appear to be of sufficient magnitude to create the risk of default or bankruptcy. However, should Orange County default on upcoming repayments of short-term notes -- and its disclosed plans for dealing with this crisis have so far demonstrated a less than forthright willingness to pay -- there could be serious repercussions for other California local government issuers and possibly the entire municipal market. In any case, the California Portfolio did not hold bonds issued by Orange County, and only one issue held by the California Portfolio (that was not insured or otherwise credit enhanced) was identified as a pool participant. This solid-waste system issue represents less than one percent of the Portfolio's assets and is secured by a separate, ongoing revenue stream that should not be encumbered because revenue bond payments are not subject to the automatic stay of a bankruptcy.

The California Economy

          Economic conditions in California are stronger than they have been in four years. Nevertheless California was the only state to experience a rating reduction from the two major rating agencies in 1994. Moody's lowered its rating from Aa to A1 and Standard & Poor's reduced its rating from A+ to
A. Rating agencies look at both a state's economy and its budget; and expenditures for social services, although more realistic than in previous years, are still high in California's current budget proposal.

California Portfolio

          The California Portfolio had a total return of 6.47% (Class A shares) for the fiscal year. That was well above the 5.94% average total return for all California municipal bond funds over the same period, as reported by Lipper Analytical Services.

          Long-term performance of the Portfolio is also excellent relative to its peers. The Portfolio's five-year cumulative total return (excluding sales charge) of 48.62% (Class A shares) substantially outperformed the average cumulative total return of 44.09% for all California municipal bond funds in the Lipper survey for the period ended March 31, 1995. It is also noteworthy that this strong performance over the last five years has been achieved with the need for only minimal capital gains distributions, an important consideration for investors interested in after-tax income.

          While management has a generally positive outlook for the fixed-income markets, the size of the rally experienced so far would seem to leave little room for disappointment, and any sign of a rebound in economic activity is likely to result in a return to higher interest rates. Management also believes that the unique supply and demand characteristics of the municipal market and tax-reform uncertainties will tend to exaggerate price swings relative to taxable investments.

          In light of this viewpoint, management is maintaining a balanced approach to structuring the interest-rate sensitivity of the Portfolio by investing in a combination of both long and short effective maturities. Most long-term municipal bonds are callable prior to their stated maturity date. When a bond has a coupon higher than prevailing market yields, its maturity is effectively shortened to the call date for trading purposes because of the possibility that the issuer will exercise its option to replace the bond with lower-cost debt. Management is retaining high-coupon bonds that trade well above their face value for the defensiveness of their shorter effective maturities and the above-market level of income they provide. However, management is also focusing on eliminating bonds with shorter call dates when they are trading near face value. Such bonds have unfavorable performance characteristics because they retain the downside risk of their longer maturity if rates should rise, but their appreciation potential is limited by the shorter call date if interest rates decline.

Management is replacing such issues with bonds that have similar stated maturities but greater call protection.

          Although this strategy sacrifices some of the current income being generated by the Fund, it enhances long-term performance potential if interest rates continue to decline without adding to downside risk if interest rates rise. Management believes that positioning the Fund in this manner is the best way to achieve its objective of the highest tax-free income consistent with prudent investment risk.

Management's Update (through September 13, 1995).

          The fixed-income markets have been rallying in recent weeks in response to economic reports pointing to slower growth and lower inflation. This rally has pushed the yield on the benchmark 30-year Treasury bond to the low end of the 6.5% to 7% range, where it has been trading over the last several months. After significantly underperforming Treasuries during the strong rally earlier in the year, long-term municipals have kept pace with 30-year Treasuries as reflected in the movement in the yield of The Bond Buyer's 25 Revenue Bond Index to 6.16% from its recent peak of 6.44% reached in mid-August. However, municipal bonds are still quite cheap relative to Treasuries with long-term single A issues providing over 90% of the yield available on long-term Treasuries. The primary reason for this historically high taxable/tax-exempt yield ratio is investor concern over the potential impact of various highly publicized "flat tax" proposals discussed in management's last report to shareholders. At these levels management believes that all but the most radical tax reform proposals have been more than fully discounted, and that long-term municipals represent excellent value.

          While inflation remains quite subdued, and management does not expect it to accelerate meaningfully from current levels, in management's opinion, any sign of a rebound in economic activity is likely to result in a move to higher interest rates over the near term. Management intends to retain most of the Portfolio's more defensive high-coupon issues for income purposes but will have a bias toward putting new cash flows to work in non-callable and lower-coupon bonds in what it believes will be a positive environment for fixed-income investments over the longer term.

          Update on Orange County

          A positive development in the Orange County bankruptcy is the expected vote by the California Legislature on a comprehensive program, backed by the county and many of its constituencies, that would provide key elements of the county's debt repayment plan. Anything that demonstrates a commitment to repaying its debt is good for Orange County and the municipal market as a whole. Management will continue to monitor the situation closely. The California Portfolio did not hold any bonds issued by Orange County.

          The California Economy

          The California economy has hit its trough and has now started to make incremental improvements from a very deep recession. California is currently rated A1 by Moody's and A (with a stable outlook) from Standard & Poor's.

Smith Barney Muni Funds -- California Portfolio


 Historical Performance    Class A Shares


                                        Net Asset Value
                                Beginning               End                 Income           Capital Gains            Total
 Year Ended                      of Year              of Year              Dividends         Distributions          Returns(1)

 3/31/95                         $12.27                 $12.28             $0.75                $0.00                  6.47%
 3/31/94                          12.78                  12.27              0.77                 0.03                  2.15
 3/31/93                          12.05                  12.78              0.78                 0.00                 12.93
 3/31/92                          11.62                  12.05              0.80                 0.00                 11.11
 3/31/91                          11.47                  11.62              0.84                 0.00                  8.90
 3/31/90                          11.17                  11.47              0.85                 0.00                 10.44
 3/31/89                          10.96                  11.17              0.86                 0.00                 10.07
 Inception* - 3/31/88             12.50                  10.96              0.88                 0.00                 (5.79)

 Total                                                                     $6.53                $0.03







 Historical Performance    Class B Shares

                                       Net Asset Value

                                Beginning               End                Income           Capital Gains            Total
 Year Ended                      of Year              of Year             Dividends         Distributions          Returns(1)

 Inception* - 3/31/95           $11.52                $12.29             $0.28                $0.00                9.18%






 Historical Performance    Class C Shares

                                       Net Asset Value

                                Beginning               End                Income           Capital Gains            Total
 Year Ended                      of Year              of Year             Dividends         Distributions          Returns(1)

 3/31/95                         $12.26                $12.28             $0.66                $0.00                5.80%
 3/31/94                          12.77                 12.26              0.68                 0.03                1.45
Inception* - 3/31/93              12.46                 12.77              0.18                 0.00                3.95

 Total                                                                    $1.52                $0.03



     It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.

Smith Barney Muni Funds -- California Portfolio


 Average Annual Total Return


                                                                                        Without Sales Charge(1)
                                                                           Class A             Class B              Class C

 Year Ended 3/31/95                                                              6.47%           N/A            5.80%
 Five Years Ended 3/31/95                                                        8.24            N/A            N/A
 Inception* through 3/31/95                                                      6.88           9.18            5.02

                                                                                          With Sales Charge(2)

                                                                           Class A             Class B              Class C

 Year Ended 3/31/95                                                              2.22%           N/A              4.80%
 Five Years Ended 3/31/95                                                        7.36            N/A              N/A
 Inception* through 3/31/95                                                      6.33            4.68%            5.02





 Cumulative Total Return

                                                                        Without Sales Charge(1)

 Class A (Inception* through 3/31/95)                                           70.16%
 Class B (Inception* through 3/31/95)                                            9.18
 Class C (Inception* through 3/31/95)                                           11.57



(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable CDSC with respect to Class B and Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 4.00%; Class B shares reflect the deduction of a 4.50% CDSC, which applies if shares are redeemed less than one year from initial purchase. This CDSC declines by 0.50% the first year after purchase and by 1.00% per year thereafter until no CDSC is incurred. Class C shares reflect the deduction of a 1.00% CDSC which applies if shares are redeemed within the first year of purchase.

* Inception dates for Class A, Class B and Class C shares are April 3, 1987, November 11, 1994 and January 5, 1993, respectively.

                         Growth of $10,000 Invested in
                  Class A Shares of California Portfolio vs.
                            Lehman Long Bond Index*
                                  (unaudited)


                            April 1987 - March 1995

                    Description of Mountain Chart - Class A

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on April 3, 1987 in Class A shares of the Acquired Fund as compared with the growth of a $10,000 investment in the Lehman Long Bond Index. The plot points used to draw the line graphs were as follows:



                                        Growth of $10,000 Investment in                  Growth of $10,000 Investment in
         Month Ended March 31           Class A Shares                                        Lehman Long Bond Index


             April 3, 1987                               9,600.61                                            10,000.00
                  1985                                   9,394.40                                            10,165.60

                  1989                                  10,307.00                                            11,126.60
                  1990                                  11,350.40                                            12,337.77

                  1991                                  12,324.80                                            13,298.21

                  1992                                  13,657.00                                            14,805.68
                  1993                                  15,383.50                                            16,967.65

                  1994                                  15,677.10                                            17,156.89
                  1995                                  16,666.70                                            18,706.04


* Hypothetical illustration of $10,000 invested in Class A shares at inception on April 3, 1987, assuming deduction of the maximum 4.00% sales charge at the time of investment and reinvestment of dividends (after deduction of applicable sales charges, if any) and capital gains (at net asset value) through March 31, 1995. The index is unmanaged and is not subject to the same management and trading expenses of a mutual fund.
     The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

     All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.


     Performance information is not available for Class Y shares of the Acquired Fund because, as of the Record Date, no Class Y shares of the Acquired Fund had been sold.

               COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

          The following discussion comparing investment objectives, policies and restrictions of the Acquiring Fund and the Acquired Fund is based upon and qualified in its entirety by the disclosure in the prospectuses of the Acquiring Fund and the Acquired Fund with respect to the Funds' respective investment objectives, policies and restrictions. For a full discussion of these issues as they relate to the Acquiring Fund, refer to the Prospectus of the Acquiring Fund, which accompanies this Prospectus/Proxy Statement, under the caption "Investment Objective and Management Policies," and for a discussion of these issues as they relate to the Acquired Fund, refer to the Prospectus of the Acquired Fund under the caption "Investment Objectives and Management Policies."

          INVESTMENT OBJECTIVE. The Acquiring Fund and the Acquired Fund have generally similar investment objectives. The Acquiring Fund seeks to provide California investors with as high a level of dividend income exempt from federal income tax and California state personal income tax as is consistent with prudent investment management and the preservation of capital. The Acquired Fund seeks to provide as high level of monthly income exempt from federal income taxes and from California personal income taxes as is consistent with prudent investing. There can be no assurance that either Fund will be able to achieve its investment objective. Both the Acquiring Fund's and the Acquired Fund's investment objectives are considered fundamental policies which cannot be changed without the affirmative vote of a majority, as defined in the 1940 Act, of the outstanding voting securities of the respective Fund, which is the lesser of: (i) 67% of the voting securities of the Fund present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities of such Fund are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of such Fund.

          PRIMARY INVESTMENTS. The Acquiring Fund operates subject to an investment policy providing that, under normal market conditions, it will invest at least 80% of its net assets in California municipal securities, which pay interest which is excluded from gross income for federal income tax purposes and which is exempt from California state personal income tax. Such obligations are issued to raise money for a variety of public projects, such as health facilities, housing, airports, schools, highways and bridges. The Acquiring Fund may invest up to 20% of its net assets in municipal securities of non-California municipal issuers, the interest on which is excluded from gross income for federal income tax purposes (not including the possible applicability of the federal alternative minimum tax), but which is subject to California state personal income tax. When the Manager believes that market conditions warrant adoption of a temporary defensive investment posture, the Acquiring Fund may invest without limit in non-California municipal issuers and in temporary investments as described below. Similarly, the Acquired Fund operates subject to a fundamental policy that under normal market conditions it will seek to invest 100% of its assets, and will invest not less than 80% of its assets, in municipal obligations the interest on which is exempt from federal income taxes (other than the alternative minimum tax) and not less than 65% of its assets in municipal obligations the interest on which is also exempt from California personal income taxes in the opinion of bond counsel to the issuers. The Acquired Fund may invest up to 20% of its assets in taxable fixed income securities, but only in obligations issued or guaranteed by the full faith and credit of the United States ("U.S. government securities"), and may invest more than 20% of its assets in U.S. government securities during periods when in the Manager's opinion a temporary defensive posture is warranted, including any period when the Acquired Fund's monies available for investment exceed California's municipal obligations available for purchase that meet the Acquired Fund's rating, maturity and other investment criteria.

          The Acquiring Fund generally will invest at least 80% of its total assets in investment grade debt obligations rated no lower than Baa, MIG 3 or Prime-1 by Moody's Investors Services, Inc. ("Moody's") or BBB, SP-2 or A-1 by Standard & Poor's Corporation ("S&P"), or in unrated obligations of comparable quality. Unrated obligations will be considered to be of investment grade if deemed by the Manager to be comparable in quality to instruments so rated, or if other outstanding obligations of the issuers thereof are rated Baa or better by Moody's or BBB or better by S&P. The balance of the Acquiring Fund's assets may be invested in securities rated as low as C by Moody's or D by S&P, or comparable unrated securities. (These securities are sometimes referred to as junk bonds.) Securities in the fourth highest rating category, though considered to be investment grade, have speculative characteristics. Securities rated as low as D are extremely speculative and are in actual default of interest and/or principal payments.

          Low-rated and comparable unrated securities will likely have some quality and protective characteristics that, in the judgment of the rating organization, are outweighed by large uncertainties or major risk exposures to adverse conditions; and are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the securities. While the market values of low-rated and comparable unrated securities tend to react less to fluctuations in interest rate levels than the market values of higher-rated securities, the market value of certain low-rated and comparable unrated securities also tend to be more sensitive to individual corporate developments and changes in general economic conditions than higher-rated securities. In addition, low-rated securities and comparable unrated securities generally present a higher degree of credit risk. Issuers of low-rated and comparable unrated securities are often highly leveraged and may not have more traditional methods of financing available to them so that their ability to service their debt obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. The risk of loss due to default by such issuers is significantly greater because low-rated and comparable unrated securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. Fixed income securities, including low-rated securities and comparable unrated securities, frequently have call or buy-back features that permit their issuers to call or repurchase the securities from the holders, such as the Acquiring Fund. If an issuer exercises these rights during periods of declining interest rates, the Acquiring Fund may have to replace the security with a lower yielding security, thus resulting in a decreased return to the Acquiring Fund.

          Municipal bonds purchased by the Acquired Fund must, at the time of purchase, be investment grade municipal bonds and at least two-thirds of the Acquired Fund's municipal bonds must be rated in the category of A or better. Investment grade bonds are those rated Aaa, Aa, A or Baa by Moody's or AAA, AA, A or BBB by S&P or have an equivalent rating by any nationally recognized statistical rating organization; pre-refunded bonds escrowed by U.S. Treasury obligations will be considered AAA rated even though the issuer does not obtain a new rating. Up to one-third of the assets of the Acquired Fund may be invested in municipal bonds rated Baa or BBB (this grade, while regarded as having an adequate capacity to pay interest and repay principal, is considered to be of medium quality and has speculative characteristics; in addition, changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds) or in unrated municipal bonds if, based upon credit analysis by the Manager, it is believed that such securities are at least of comparable quality to those securities in which the Acquired Fund may invest. After the Acquired Fund purchases a municipal bond, the issuer may cease to be rated or its rating may be reduced below the minimum required for purchase. Such an event would not require the elimination of the issue from the Acquired Fund's portfolio but the Manager will consider such an event in determining whether the Acquired Fund should continue to hold the security. The Acquired Fund's short-term municipal obligations will be limited to high grade obligations (obligations that are secured by the full faith and credit of the United States or rated MIG1 or MIG2, VMIG1 or VMIG2 or Prime-1 or Aa or better by Moody's or SP-1+, SP-1, SP-2, or A-1 or AA or better by S&P or have an equivalent rating by any nationally recognized statistical rating organization or obligations determined by the Manager to be equivalent).
Among the types of short-term instruments in which the Acquired Fund may invest are floating or variable rate term demand instruments, tax-exempt commercial paper (generally having a maturity of less than nine months), and other types of notes generally having maturities of less than three years, such as Tax Anticipation Notes, Revenue Anticipation Notes, Tax and Revenue Anticipation Notes and Bond Anticipation Notes. Demand instruments usually have an indicated maturity of more than one year, but contain a demand feature that enables the holder to redeem the investment on no more than 30 days' notice; variable rate demand instruments provide for automatic establishment of a new interest rate on set dates; floating rate demand instruments provide for automatic adjustment of their interest rates whenever some other specified interest rate changes (e.g., the prime rate). The Acquired Fund may purchase participation interests ("Participations") in variable rate tax-exempt securities (such as Industrial Development Bonds) owned by banks. Participations are frequently backed by an irrevocable letter of credit or guarantee of a bank that the Manager has determined meets the prescribed quality standards for the

Acquired Fund. Participations will be purchased only if management believes interest income on such Participations will be tax-exempt when distributed as dividends to shareholders.

          Each Fund's average weighted maturity will vary from time to time based on the judgment of the Manager. The Acquiring Fund intends to focus on intermediate- and long-term obligations, that is, obligations with remaining maturities at the time of purchase of between three and twenty years. The average maturity of the Acquired Fund's bonds will typically range between five and thirty years.

          The Acquiring Fund may invest without limit in municipal leases, which generally are participations in intermediate- and short-term debt obligations issued by municipalities consisting of leases or installment purchase contracts for property or equipment. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain non-appropriation clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In addition to the non-appropriation risk, these securities represent a relatively new type of financing that has not yet developed the depth of marketability associated with more conventional bonds. Although non-appropriation lease obligations are often secured by the underlying property, disposition of the property in the event of foreclosure might prove difficult. There is no limitation on the percentage of the Acquiring Fund's assets that may be invested in municipal lease obligations. The Acquired Fund does not have an expressed position with respect to investing in municipal leases.

          Each Fund may invest without limits in private activity bonds. Interest income on certain types of private activity bonds issued after August 7, 1986 to finance non-governmental activities is a specific tax preference item for purposes of the federal individual and corporate alternative minimum taxes. Individual and corporate shareholders may be subject to a federal alternative minimum tax to the extent that a Fund's dividends are derived from interest on those bonds. Dividends derived from interest income on California municipal securities are a component of the "current earnings" adjustment item for purposes of the federal corporate alternative minimum tax. The Acquiring Fund may invest without limit in debt obligations that are repayable out of revenue streams generated from economically related projects or facilities or debt obligations whose issuers are located in the same state. Sizable investments in such obligations could involve an increased risk to the Acquiring Fund should any of the related projects or facilities experience financial difficulties.

          Each Fund is classified as a non-diversified investment company under the 1940 Act, which means that the Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. Each Fund intends to conduct its operations, however, so as to qualify as a "regulated investment company" for purposes of the Code, which will relieve the Fund of any liability for federal income tax and California state franchise tax to the extent its earnings are distributed to shareholders. To so qualify, among other requirements, each Fund will limit its investments so that, at the close of each quarter of the taxable year, (a) not more than 25% of the market value of such Fund's total assets will be invested in the securities of a single issuer and (b) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer.

          California Municipal Securities. The two principal classifications of California municipal securities are "general obligation bonds" and "revenue bonds." General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source, but not from the general taxing power. Sizeable investments in such obligations could involve an increased risk to the Fund should any of such related facilities experience financial difficulties. In addition, certain types of private activity bonds issued by or on behalf of public authorities to obtain funds for privately operated facilities are included in the term California municipal securities, provided the interest paid thereon qualifies as excluded from gross income for federal income tax purposes and as exempt from California state personal income tax. Private activity bonds are in most cases revenue bonds and generally do not carry the pledge of the credit of the issuing municipality.

          In attempting to achieve its investment objective, the Funds may employ, among others, the following portfolio strategies:

          When-Issued Securities. New issues of California municipal securities (and other tax-exempt obligations) frequently are offered on a when-issued basis, which means that delivery and payment for such securities normally take place within 45 days after the date of the commitment to purchase. Each Fund will not accrue income with respect to a when-issued security prior to its stated delivery date. When-issued securities may decline or appreciate in value before their actual delivery to a Fund. Each Fund will establish a segregated account with the Fund's custodian consisting of cash, U.S. government securities or other high grade debt obligations in an amount equal to the purchase price of the Fund's when-issued commitments. A Fund generally will make commitments to purchase California municipal securities (and other tax-exempt obligations) on a when-issued basis only with the intention of actually acquiring the securities, but the Fund may sell such securities before the delivery date if it is deemed advisable.

          Temporary Investments. Under normal market conditions, the Acquiring Fund may hold up to 20% of its total assets in cash or money market instruments, including taxable money market instruments ("Temporary Investments"). In addition, when the Manager believes that market conditions warrant, including when acceptable California municipal securities are unavailable, the Acquiring Fund may take a temporary defensive posture and invest without limitation in Temporary Investments. Securities eligible for short-term investment by the Acquiring Fund under such circumstances are tax-exempt notes of municipal issuers having, at the time of purchase, a rating within the three highest grades of Moody's or S&P or, if not rated, having an issue of outstanding debt securities rated within the three highest grades of Moody's or S&P, and certain taxable short-term instruments having quality characteristics comparable to those for tax-exempt investments. Since the commencement of its operations, the Acquiring Fund has not found it necessary to invest in taxable Temporary Investments and it is not expected that such action will be necessary. Similarly, the Acquired Fund may invest up to 20% of its assets in taxable fixed income securities, but only in U.S. government securities, and may invest more than 20% of its assets in U.S. government securities during periods when in the Manager's opinion a temporary defensive posture is warranted, including any period when the Acquired Fund's monies available for investments exceed California's municipal obligations available for purchase that meet the Acquired Fund's rating, maturity and other investment criteria. To the extent a Fund holds Temporary Investments, it may not achieve its investment objective.

          Financial Futures and Options Transactions. The Acquiring Fund may enter into financial futures contracts and invest in options on financial futures contracts that are traded on a domestic exchange or board of trade. Such investments, if any, by the Acquiring Fund will be made solely for the purpose of hedging against the changes in the value of its portfolio securities due to anticipated changes in interest rates and market conditions and where the transactions are economically appropriate to the reduction of risks inherent in the management of the Acquiring Fund. The futures contracts or options on futures contracts that may be entered into by the Acquiring Fund will be restricted to those that are either based on a municipal bond index or related to debt securities, the prices of which are anticipated by the Manager to correlate with the prices of the California municipal securities owned or to be purchased by the Acquiring Fund. Regulations of the Commodity Futures Trading Commission applicable to the Acquiring Fund (and the Acquired Fund) require that its transactions in financial futures contracts and options on financial futures contracts be engaged in for bona fide hedging purposes, or if the Fund enters into futures contracts for speculative purposes, that the aggregate initial margin deposits and premiums paid by the Fund will not exceed 5% of the market value of its assets. In addition, the Acquiring Fund's ability to trade in financial futures contracts and options on financial futures contracts may be limited to some extent by the requirements of the Code, applicable to a regulated investment company, that are described in the accompanying Prospectus of the Acquiring Fund under "Dividends, Distributions and Taxes."

          The Acquired Fund may also invest in municipal bond index futures contracts (currently traded on the Chicago Board of Trade) or in listed contracts based on U.S. government securities as a hedging policy in pursuit of its investment objective; provided that immediately thereafter not more than 33-1/3% of its net assets would be hedged or the amount of margin deposits on the Acquired Fund's net assets would not exceed 5% of the value of its total assets. Since any income would be taxable, it is anticipated that such investments would be made only in those circumstances when the Manager anticipates the possibility of an extreme change in interest rates or in market conditions but does not wish to liquidate the Acquired Fund's securities.

          Lending of Portfolio Securities. The Acquiring Fund has the ability to lend securities from its portfolio to brokers, dealers and other financial organizations. Such loans, if and when made, may not exceed 20% of the Acquiring Fund's total assets, taken at value. Loans of portfolio securities by the Fund will be collateralized by cash, letters of credit or U.S. government securities which are maintained at all times in an amount equal to at least 100% of the current market value (determined by marking to market daily) of the loaned securities. The Acquired Fund does not have an expressed policy regarding lending of portfolio securities. The risks in lending portfolio securities consist of possible delays in receiving additional collateral or in recovery of the securities or possible loss of rights in collateral should the borrower fail financially. Loans will not be made unless, in the judgment of the Manager, the consideration to be earned from such loans would justify the risk.

          Illiquid Securities. The Acquired Fund will not invest more than 10% of its net assets in illiquid securities, including those that are not readily marketable or for which there is no established market. The Acquiring Fund adheres to an operating policy of not investing more than 15% of its net assets in illiquid securities.

          INVESTMENT RESTRICTIONS. Each Fund has adopted the following investment restrictions for the protection of shareholders. These restrictions may not be changed without the approval of the holders of a majority, as defined in the 1940 Act, of the voting securities of the Fund.

          1. The Acquiring Fund may not issue senior securities, as defined in the 1940 Act and the rules and orders thereunder, except insofar as the Acquiring Fund may be deemed to have issued senior securities by reason of borrowing money or purchasing securities on a when-issued or delayed-delivery basis, purchasing or selling futures contracts and options on futures contracts and other similar instruments, and issuing separate classes of shares. The Acquired Fund does not have a similar investment restriction.

          2. The Acquiring Fund may not invest more than 25% of its total assets in securities of issuers in the same industry. For purposes of this limitation, U.S. government securities and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry. Similarly, the Acquired Fund may not invest more than 25% of its total assets taken at market value in any one industry, except that municipal obligations and securities of the U.S. government, its agencies and instrumentalities, and California municipal obligations are not considered an industry for purposes of this limitation.

          3. Neither Fund may borrow money, except that a Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests which might otherwise require the untimely disposition of securities, in an amount not exceeding 10% of the value of the respective Fund's total assets (including, in the case of the Acquiring Fund, the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever borrowings exceed 5% of the value of a Fund's total assets, such Fund will not make any additional investments. The Acquired Fund is further prohibited from mortgaging or pledging its assets, except to secure borrowing permitted by the previous sentence.



          4. Neither Fund may make loans. For the Acquiring Fund, this restriction does not apply to the purchase of the debt obligations in which the Fund may invest consistent with its investment objective and policies, repurchase agreements, and loans of its portfolio securities. For the Acquired Fund, this restriction does not apply to the purchase of bonds or other evidences of indebtedness, the entry into repurchase agreements or deposits with banks, including the Acquired Fund's custodian.

          5. The Acquiring Fund may not engage in the business of underwriting securities issued by other persons, except to the extent that the Acquiring Fund may technically be deemed to be an underwriter under the Securities Act of 1933, as amended, in disposing of portfolio securities. Similarly, the Acquired Fund may not underwrite the securities of other issuers.

          6. The Acquiring Fund may not purchase or sell real estate, real estate mortgages, real estate investment trust ("REIT") securities, commodities or commodity contracts, but this shall not prevent the Acquiring Fund from investing in securities of issuers engaged in the real estate business and securities which are secured by real estate or interests therein, holding or selling real estate received in connection with securities it holds, or trading in futures contracts and options on futures contracts. The Acquired Fund may not purchase or hold any real estate, except that it may invest in securities secured by real estate or interests therein or issued by persons (other than REITs) which deal in real estate or interests therein, and may not purchase or sell commodities and commodity contracts, except that it may invest in or sell municipal bond futures index contracts, provided immediately thereafter not more than 33-1/3% of its net assets would be hedged or the amount of margin deposits on the Acquired Fund's existing futures contracts would not exceed 5% of the value of its total assets.

          7. Neither Fund may purchase any securities on margin (except, in the case of the Acquiring Fund, for such short-term credits as are necessary for the clearance of purchases and sales of portfolio securities) or sell any securities short (except, in the case of the Acquiring Fund, against the box). For purposes of this restriction, the deposit or payment by the Acquiring Fund of initial maintenance margin in connection with futures contracts and related options and options on securities is not considered to be the purchase of a security on margin.

          8. The Acquired Fund will not invest more than 10% of its net assets in illiquid securities, including those that are not readily marketable or for which there is no established market. The Acquiring Fund may not purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid. This is not a fundamental investment restriction with respect to the Acquiring Fund and may be changed by the Acquiring Fund's Board of Directors at any time.

          9. The Acquired Fund may not write or purchase put, call, straddle or spread options. The Acquiring Fund may not engage in the purchase or sale of put, call, straddle or spread options or in the writing of such options, except that the Fund may purchase and sell options on interest rate futures contracts. This is not a fundamental investment restriction with respect to the Acquiring Fund and may be changed by the Acquiring Fund's Board of Directors at any time.

Other Non-Fundamental Investment Restrictions

          1. The Acquiring Fund may not invest more than 5% of the value of its total assets in the securities of issuers having a record, including predecessors, of less than three years of continuous operation, except U.S. government securities. This is not a fundamental investment restriction and may be changed by the Acquiring Fund's Board of Directors at any time. For purposes of this restriction, issuers include predecessors, sponsors, controlling persons, general partners, guarantors and originators of underlying assets. Similarly, as a matter of operating policy, the Acquired Fund will not invest more than 5% of its assets in unseasoned issuers, including their predecessors, which have been in operation for less than three years.

          2. The Acquiring Fund may not invest in companies for the purpose of exercising control. This is not a fundamental investment restriction and may be changed by the Acquiring Fund's Board of Directors at any time. The Acquired Fund does not have a similar investment restriction.

          3. The Acquiring Fund may not invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets. This is not a fundamental investment restriction and may be changed by the Acquiring Fund's Board of Directors at any time. The Acquired Fund does not have a similar investment restriction.

          4. The Acquired Fund, as a matter of operating policy, will not purchase oil, gas, or other mineral leases, rights or royalty contracts or exploration or development programs, except that the Acquired Fund may invest in the securities of issuers which operate, invest in, or sponsor such programs. The Acquiring Fund may not purchase or sell oil and gas interests. This is not a fundamental investment restriction with respect to the Acquiring Fund and may be changed by the Acquiring Fund's Board of Directors at any time.


                      INFORMATION ON SHAREHOLDERS' RIGHTS

          General. The Acquiring Fund and Smith Barney Muni Funds are open-end, management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current net asset value. The Acquiring Fund is a Maryland corporation which was incorporated on February 17, 1984 and is governed by its Articles of Incorporation, By-Laws and Board of Directors. The Acquired Fund is a series of Smith Barney Muni Funds, which was organized on August 14, 1985 under the laws of the Commonwealth of Massachusetts and is a business entity commonly known as a "Massachusetts business trust." Smith Barney Muni Funds is governed by its Declaration of Trust, By-Laws and Trustees. Each Fund is also governed by applicable state and federal law. The Acquiring Fund has an authorized capital of 500,000,000 shares of common stock with a par value of $.01 per share. The beneficial interest in the Acquired Fund is divided into shares, all with a par value of $.001 per share. The number of authorized shares of Smith Barney Muni Funds that may be issued is unlimited. The Trustees of Smith Barney Muni Funds have authorized the issuance of twenty series of shares, each representing shares in one of twenty separate portfolios, and may authorize the issuance of additional series of shares in the future. In both the Acquiring Fund and the Acquired Fund, Class A shares, Class B shares and Class C shares represent interests in the assets of the Fund and have identical voting, dividend, liquidation and other rights on the same terms and conditions except that expenses related to the distribution of each class of shares are borne solely by each class and each class of shares has exclusive voting rights with respect to provisions of each Fund's Rule 12b-1 distribution plan which pertains to a particular class. Notwithstanding the foregoing, Class B shares of either Fund will convert automatically to Class A shares of such Fund, based upon relative net asset value, eight years after the date of the original purchase of such shares. Upon conversion, these shares will no longer be subject to an annual distribution fee. In addition, a certain portion of Class B shares that have been acquired through reinvestment of dividends and distributions will be converted to Class A shares of the respective Fund at that time.

          Directors/Trustees. The By-Laws of the Acquiring Fund provide that Directors shall be elected by written ballot at any meeting of shareholders held for that purpose, and the term of office of each director shall be from the time of his or her election and qualification until his or her successor shall have been elected and shall have qualified or until his death, resignation or removal, or as otherwise provided by law. The Declaration of Trust of Smith Barney Muni Funds provides that the term of office of each Trustee shall be from the time of his or her election until the termination of the Trust or until such Trustee sooner dies, resigns or is removed. Any Director of the Acquiring Fund may be removed by the vote of at least a majority of votes then entitled to be cast for the election of Directors. A Trustee of Smith Barney Muni Funds may be removed with cause by written instrument, signed by at least two-thirds of the remaining Trustees.
Vacancies on the Boards of either the Acquiring Fund or Smith Barney Muni Funds may be filled by the Directors or Trustees, as the case may be, remaining in office. A meeting of shareholders will be required for the purpose of electing additional Directors or Trustees whenever fewer than two-thirds of the Directors of the Acquiring Fund or a majority of the Trustees of Smith Barney Muni Funds then in office were elected by shareholders.

          Voting Rights. Neither the Acquiring Fund nor the Acquired Fund holds a meeting of shareholders annually, and there normally is no meeting of shareholders for the purpose of electing Directors/Trustees unless and until such time as less than two-thirds of the Directors or a majority of the Trustees holding office have been elected by shareholders. A meeting of shareholders of the Acquired Fund or the Acquiring Fund, for any purpose, must be called upon the written request of shareholders holding at least 25% of such Fund's outstanding shares, except that a meeting of shareholders of the Acquiring Fund for the purpose of removal of a Director must be called upon the written request of shareholders holding at least 10% of the Acquiring Fund's outstanding shares. On each matter submitted to a vote of the shareholders of the Acquired Fund or the Acquiring Fund, each shareholder is entitled to one vote for each whole share owned and a proportionate, fractional vote for each fractional share outstanding in the shareholder's name on the Fund's books. With respect to the Acquiring Fund, a majority of the votes cast on an action at a shareholder meeting at which a quorum is present shall decide any questions except when a different vote is required or permitted by any provision of the 1940 Act or other applicable law or as may otherwise be set forth in the Acquiring Fund's organizational documents, or in cases where the vote is submitted to the holders of one or more but not all classes, a majority of the votes cast of the particular class affected by the matter shall decide such matter. With respect to matters relating to Smith Barney Muni Funds requiring a majority shareholder vote as described in the Declaration of Trust, a majority of shares represented in person or by proxy and entitled to vote at a meeting of shareholders at which a quorum is present shall decide such matter. In cases where the vote is submitted to the holders of one or more but not all series or classes, a majority of the outstanding shares of the particular series or class affected by the matter shall decide such matter.

          Liquidation or Dissolution. In the event of the liquidation or termination of any of the portfolios of Smith Barney Muni Funds or the liquidation or dissolution of the Acquiring Fund, the shareholders of the respective Fund are entitled to receive, when, and as declared by the Trustees or Directors, as the case may be, the excess of the assets over the liabilities belonging to the liquidated or terminated portfolio of Smith Barney Muni Funds or the liquidated or dissolved Acquiring Fund, as the case may be. The assets so distributed to shareholders of Smith Barney Muni Funds will be distributed among the shareholders in proportion to the number of shares of the particular class held by them and recorded on the books of the liquidated or terminated portfolio of the Smith Barney Muni Funds. The assets so distributed to shareholders of the Acquiring Fund will be distributed among the shareholders in proportion to the number of shares of the particular class held by them and recorded on the books of the Acquiring Fund.

          Liability of Directors/Trustees. The Articles of Incorporation of the Acquiring Fund provide that the Directors and officers shall not be liable for monetary damages as a Director or officer, except to the extent such exemption is not permitted by law. The Acquiring Fund's By-Laws further provide that the Acquiring Fund shall indemnify each Director and officer to the fullest extent permitted by Maryland General Corporation Law. Under the Declaration of Trust and By-Laws of the Smith Barney Muni Funds, a Trustee will be personally liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee. The Declaration of Trust further provides that Trustees and officers will be indemnified for the expenses of litigation against them unless it is determined that the person did not act in good faith in the reasonable belief that the person's actions were in or not opposed to the best interest of the Smith Barney Muni Funds or the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of the person's duties.

          Rights of Inspection. Maryland law permits any shareholder of the Acquiring Fund or any agent of such shareholder to inspect and copy during the Acquiring Fund's usual business hours the Acquiring Fund's By-Laws, minutes of shareholder proceedings, annual statements of the Acquiring Fund's affairs and voting trust agreements on file at its principal office. Shareholders of Smith Barney Muni Funds have the same inspection rights as are permitted shareholders of a Massachusetts corporation under Massachusetts corporate law. Currently, each shareholder of a Massachusetts corporation is permitted to inspect the records, accounts and books of a corporation for any legitimate business purpose.

          Shareholder Liability. Under Maryland law, the Acquiring Fund's shareholders do not have personal liability for the Acquiring Fund's corporate acts and obligations. Shares of the Acquiring Fund issued to the shareholders of the Acquired Fund in the Reorganization will be fully paid and nonassessable when issued, transferable without restrictions and will have no preemptive rights. Under Massachusetts law, shareholders of the Acquired Fund may, under certain circumstances, be held personally liable for the obligations of the Acquired Fund. Smith Barney Muni Funds' Declaration of Trust, however, disclaims shareholder liability for acts or obligations of the Acquired Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund. The Declaration of Trust also provides indemnification out of the property of the Acquired Fund for all losses and expenses of any shareholder held personally liable for the obligations of the Acquired Fund.

          The foregoing is only a summary of certain characteristics of the operations of the Acquiring Fund and the Acquired Fund. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of the corporate documents or trust documents and state laws governing each Fund for a more thorough description.


                         ADDITIONAL INFORMATION ABOUT
                 SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.
                                      AND
                            SMITH BARNEY MUNI FUNDS

          SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC. Information about the Acquiring Fund is incorporated herein by reference from its current Prospectus dated April 29, 1995, as supplemented by Prospectus Supplements dated May 25, 1995, July 11, 1995, July 15, 1995 and July 20, 1995 and its Statement of Additional Information dated April 29, 1995 as supplemented on July 11, 1995. A copy of such Prospectus accompanies this Prospectus/Proxy Statement and a copy of the Statement of Additional Information is available upon request and without charge by writing to the Acquiring Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling (800) 224-7523.

          SMITH BARNEY MUNI FUNDS. Information about the Acquired Fund is incorporated by reference from its current Prospectus dated November 7, 1994, as supplemented by a Prospectus Supplement dated July 26, 1995, and Smith Barney Muni Fund's Statement of Additional Information dated July 31, 1995.
A copy of such Prospectus and Statement of Additional Information is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling
(800) 224- 7523.

          Both the Acquiring Fund and Smith Barney Muni Funds are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information including proxy material, reports and charter documents with the SEC. These materials can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York Regional Office of the SEC at 7 World Trade Center, Suite 1300, New York,
New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549 at prescribed rates.

                                OTHER BUSINESS

          The Trustees of Smith Barney Muni Funds do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.


                              VOTING INFORMATION

          This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Trustees of Smith Barney Muni Funds to be used at the Special Meeting of Shareholders of the Acquired Fund to be held at 3:30 p.m. on November 14, 1995, at 388 Greenwich Street, New York, New York 10013 and at any adjournment or adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of the Acquired Fund on or about October 26, 1995.
Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of one-third of the shares of the Acquired Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. For purposes of determining a quorum for transacting business at the Meeting, abstentions and broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted. For this reason, abstentions and broker non-votes will have the effect of a "no" vote for purposes of obtaining the requisite approval of the Plan. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR approval of the proposed Reorganization and FOR approval of any other matters deemed appropriate. A proxy may be revoked at any time on or before the Meeting by written notice to the

Secretary of the Acquired Fund, Christina T. Sydor, Esq., 388 Greenwich Street, New York, New York 10013. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

          Approval of the Plan will require the affirmative vote of a majority, as defined in the 1940 Act, of the outstanding shares of the Acquired Fund, which is the lesser of: (i) 67% of the voting securities of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Acquired Fund are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of the Acquired Fund. Shareholders of Class A, Class B and Class C shares of the Acquired Fund will vote together as a single class. Shareholders of the Acquired Fund are entitled to one vote for each share. Fractional shares are entitled to proportional voting rights.

          Proxy solicitations will be made primarily by mail, but proxy solicitations also may be made by telephone, telegraph or personal interviews conducted by officers and employees of Smith Barney and its affiliates and/or by TSSG. In addition, Applied Mailing Systems, Inc., an affiliate of TSSG ("Applied Mailing"), or an agent of Applied Mailing, may call shareholders to ask if they would be willing to have their votes recorded by telephone. The latter telephone voting procedure is designed to authenticate the shareholder's identity by asking the shareholder to provide his or her social security number (in the case of an individual) or taxpayer identification number (in the case of an entity). The shareholder's telephone vote will be recorded and a confirmation will be sent to the shareholder to ensure that the vote has been taken in accordance with the shareholder's instructions. Although a shareholder's vote may be taken by telephone, each shareholder will receive a copy of this Prospectus/Proxy Statement and may vote by mail using the enclosed proxy card. The Acquired Fund has been advised by Massachusetts counsel that this telephonic voting system complies with Massachusetts law.
The aggregate cost of solicitation of the shareholders of the Acquired Fund is expected to be approximately $4,350. Expenses of the Reorganization, including the costs of the proxy solicitation and the preparation of enclosures to the Prospectus/Proxy Statement, reimbursement of expenses of forwarding solicitation material to beneficial owners of shares of the Acquired Fund and expenses incurred in connection with the preparation of this Prospectus/Proxy Statement will be borne by the Acquiring Fund and the Acquired Fund in proportion to their assets.

          In the event a quorum necessary for a shareholders meeting is not present or that sufficient votes to approve the Reorganization are not received by November 14, 1995, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies.
In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation.
Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon a decision to adjourn the Meeting.

          The votes of the shareholders of the Acquiring Fund are not being solicited by this Prospectus/Proxy Statement.

                       FINANCIAL STATEMENTS AND EXPERTS

          The statement of assets and liabilities of the Acquired Fund, including the schedule of investments, as of March 31, 1995, the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the years in the five-year period then ended, have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.
The statement of assets and liabilities of the Acquiring Fund, including the schedule of investments, as of February 28, 1995, the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the ten-year period then ended, have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, and upon the authority of such firm as experts in accounting and auditing.


                                 LEGAL MATTERS

          Certain legal matters concerning the issuance of shares of the Acquiring Fund will be passed upon by Willkie Farr & Gallagher, One Citicorp Center, 153 East 53rd Street, New York, New York 10022. In rendering such opinion, Willkie Farr & Gallagher may rely on an opinion of Venable, Baetjer and Howard, LLP as to certain matters under Maryland law.

          THE BOARD OF TRUSTEES OF THE SMITH BARNEY MUNI FUNDS, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN, AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.

                                                  EXHIBIT A

                     AGREEMENT AND PLAN OF REORGANIZATION

          THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 23rd day of October, 1995, by and between Smith Barney California Municipals Fund Inc., a Maryland corporation with its principal place of business at 388 Greenwich Street, New York, New York 10013 (the "Acquiring Fund"), and Smith Barney Muni Funds, a Massachusetts business trust, with its principal place of business at 388 Greenwich Street, New York, New York 10013, on behalf of its California Portfolio (the "Acquired Fund").

          This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all or substantially all of the assets of the Acquired Fund in exchange for Class A, Class B and Class C shares of common stock of the Acquiring Fund (collectively, the "Acquiring Fund Shares" and each, an "Acquiring Fund Share") and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund and the distribution, after the Closing Date herein referred to, of Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund and termination of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement.

          WHEREAS, the Acquiring Fund and Smith Barney Muni Funds are registered investment companies of the management type and the Acquired Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

          WHEREAS, the Acquiring Fund is authorized to issue shares of common stock and Smith Barney Muni Funds is authorized to issue shares of beneficial interest in respect of its sub-trusts;

          WHEREAS, the Board of Trustees of Smith Barney Muni Funds has determined that the exchange of all or substantially all of the assets and scheduled liabilities of the Acquired Fund for Acquiring Fund Shares and the assumption of such liabilities by the Acquiring Fund is in the best interests of the Acquired Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;

          WHEREAS, the Board of Directors of the Acquiring Fund has determined that the exchange of all or substantially all the assets and scheduled liabilities of the Acquired Fund for Acquiring Fund Shares and the assumption of such liabilities by the Acquiring Fund is in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction.

          NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR ACQUIRING FUND SHARES AND ASSUMPTION OF SCHEDULED LIABILITIES OF THE ACQUIRED FUND AND LIQUIDATION AND TERMINATION OF THE ACQUIRED FUND

          1.1. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, Smith Barney Muni Funds agrees on behalf of the Acquired Fund to transfer the Acquired Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund, and the Acquiring Fund agrees in exchange therefor: (i) to deliver to the Acquired Fund the number of Class A Acquiring Fund Shares, including fractional Class A Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class A shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class A Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; (ii) to deliver to the Acquired Fund the number of Class B Acquiring Fund Shares, including fractional Class B Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class B shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class B Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; (iii) to deliver to the Acquired Fund the number of Class C Acquiring Fund Shares, including fractional Class C Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class C shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class C Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; and (iv) to assume scheduled liabilities of the Acquired Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

          1.2. (a) The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all or substantially all property, including, without limitation, all cash, securities and dividends or interest receivables which are owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

               (b) The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The

Acquired Fund reserves the right to sell any of these securities but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a statement of the Acquiring Fund's investment objectives, policies and restrictions and a list of the securities, if any, on the Acquired Fund's list referred to in the first sentence of this paragraph which do not conform to the Acquiring Fund's investment objectives, policies and restrictions. In the event that the Acquired Fund holds any investments which the Acquiring Fund may not hold, the Acquired Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

          1.3. The Acquired Fund will endeavor to discharge all the Acquired Fund's known liabilities and obligations prior to the Closing Date. The Acquiring Fund shall assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited Statement of Assets and Liabilities of the Acquired Fund prepared by Smith Barney Mutual Fund Management Inc. (the "Manager"), as adviser of the Acquired Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Acquired Fund reflected in that unaudited Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, not reflected thereon.

          1.4. As provided in paragraph 3.3, as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares it receives pursuant to paragraph 1.1. Shareholders of Class A, Class B and Class C of the Acquired Fund shall receive Class A, Class B and Class C shares, respectively, of the Acquiring Fund. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the name of the Acquired Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Acquired Fund will simultaneously be cancelled on the books of the Acquired Fund, although any outstanding share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with paragraph 1.1. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

          1.5. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Acquiring Fund Shares will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.

          1.6. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

          1.7. Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later dates on which the Acquired Fund is terminated.

          1.8. The Acquired Fund shall, following the Closing Date and the making of all distributions pursuant to paragraph 1.4, be terminated under the laws of the Commonwealth of Massachusetts and in accordance with its governing documents.

2.   VALUATION

          2.1. The value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of regular trading on the New York Stock Exchange, Inc. (the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

          2.2. The net asset value of Acquiring Fund Shares shall be the net asset value per share computed as of the close of regular trading on the NYSE on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

          2.3. All computations of value shall be made by the Manager in accordance with its regular practice as pricing agent for the Acquired Fund and the Acquiring Fund, respectively.

3.   CLOSING AND CLOSING DATE

          3.1. The Closing Date shall be November 17, 1995, or such later date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 5:00 p.m. at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013, or at such other time and/or place as the parties may agree.

          3.2. In the event that on the Valuation Date (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

          3.3. Smith Barney Muni Funds shall deliver on behalf of the Acquired Fund at the Closing a list of the names and addresses of the Acquired Fund's Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing, certified on behalf of the Acquired Fund by the Chairman of the Board or the President of Smith Barney Muni Funds. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited to the Acquired Fund's account on the Closing Date to the Secretary of Smith Barney Muni Funds, or provide evidence satisfactory to Smith Barney Muni Funds that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS AND WARRANTIES

          4.1. Smith Barney Muni Funds and the Acquired Fund represent and warrant to the Acquiring Fund as follows:

          (a) The Acquired Fund is a portfolio of Smith Barney Muni Funds, which is a business trust, duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts;

          (b) Smith Barney Muni Funds is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect;

          (c) Smith Barney Muni Funds is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Declaration of Trust or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which Smith Barney Muni Funds or the Acquired Fund is a party or by which it is bound;

          (d) Smith Barney Muni Funds has no material contracts or other commitments (other than this Agreement) which will be terminated with liability to the Acquired Fund prior to the Closing Date;

          (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to Smith Barney Muni Fund's knowledge threatened against Smith Barney Muni Funds with respect to the Acquired Fund or any of the Acquired Fund's properties or assets (other than that previously disclosed to the other party to the Agreement) which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. Smith Barney Muni Funds or the Acquired Fund know of no facts which might form the basis for the institution of such proceedings and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquired Fund's business or the ability of Smith Barney Muni Funds on behalf of the Acquired Fund to consummate the transactions herein contemplated;

          (f) The Statements of Assets and Liabilities of the Acquired Fund for each of the seven fiscal years ended March 31, 1995 and for the period from April 3, 1987 (commencement of operations) to March 31, 1988 have been audited by KPMG Peat Marwick LLP, independent accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring
Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein;

          (g) The Acquired Fund will file its final federal and other tax returns for the period ending on the Closing Date in accordance with the Code. At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law then to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (h) For the most recent fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company;

          (i) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund, nor is there outstanding any security convertible into any shares of the Acquired Fund (other than Class B shares of the Acquired Fund which, under certain circumstances, are convertible into Class A shares of the Acquired Fund);

          (j) At the Closing Date, the Acquired Fund will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act"), other than as disclosed to the Acquiring Fund;

          (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Smith Barney Muni Funds' Board of Trustees, and subject to the approval of the Acquired Fund's shareholders, this Agreement, assuming due authorization, execution and delivery by the Acquiring Fund, will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

          (l) The information to be furnished by the Acquired Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto; and

          (m) The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.7 (other than information therein that relates to the Acquiring
Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

          4.2. The Acquiring Fund represents and warrants to the Smith Barney Muni Funds and to the Acquired Fund as follows:

          (a) The Acquiring Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;

          (b) The Acquiring Fund is a registered investment company classified as a management company of the open-end type and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

          (c) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

          (d) At the Closing Date, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets;

          (e) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Articles of Incorporation or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking with respect to the Acquiring Fund to which the Acquiring Fund is a party or by which it is bound;

          (f) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against the Acquiring Fund or any of the Acquiring Fund's properties or assets. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings and the Acquiring Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or ability to consummate the transactions contemplated herein;

          (g) The Statement of Assets and Liabilities of the Acquiring Fund for the ten fiscal years ended February 28, 1995 have been audited by Coopers & Lybrand L.L.P., independent accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein;

          (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law then to have been filed by such date shall have been filed, and all federal and other taxes shown as due on said returns and reports shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (i) For the most recent fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and the Acquiring Fund intends to do so in the future;

          (j) At the date hereof, all issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, nor is there outstanding any security convertible into shares of the Acquiring Fund (other than Class B shares of the Acquiring Fund which, under certain circumstances, are convertible into Class A shares of the Acquiring Fund);

          (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action, if any, on the part of the Acquiring Fund's Board of Directors, and this Agreement, assuming due authorization, execution and delivery by the Acquired Fund, constitutes a valid and binding obligation of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

          (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable with no personal liability attaching to the ownership thereof;

          (m) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto;

          (n) The Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; and

          (o) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state

Blue Sky or securities laws as it may deem appropriate in order to continue the Acquiring Fund's operations after the Closing Date.

5.   COVENANTS OF THE ACQUIRED FUND, SMITH BARNEY MUNI FUNDS AND THE ACQUIRING
     FUND

          5.1. The Acquiring Fund and Smith Barney Muni Funds on behalf of the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable, in each case payable either in cash or in additional shares.

          5.2. The Acquired Fund will call a meeting of its shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

          5.3. The Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

          5.4. The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund's shares.

          5.5. Subject to the provisions of this Agreement, the Acquiring Fund and Smith Barney Muni Funds on behalf of the Acquired Fund, each will take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

          5.6. As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Chairman of the Board or President and the Treasurer of Smith Barney Muni Funds.

          5.7. The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(m), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund's shareholders to consider approval of this Agreement and the transactions contemplated herein.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF SMITH BARNEY MUNI FUNDS IN RESPECT OF THE ACQUIRED FUND

          The obligations of Smith Barney Muni Funds on behalf of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all of the obligations to be performed by them hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

          6.1. All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

          6.2. The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its Chairman of the Board, President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and

          6.3. The Acquired Fund shall have received on the Closing Date a favorable opinion from Willkie Farr & Gallagher, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to Christina T. Sydor, Esq., Secretary of the Acquired Fund, covering the following points:

     That (a) the Acquiring Fund is a corporation duly organized and validly existing under the laws of the State of Maryland; (b) the Acquiring Fund is an open-end management investment company registered under the 1940 Act; (c) this Agreement, the Reorganization provided for hereunder and the execution of this Agreement have been duly authorized and approved by all requisite action of the Acquiring Fund, and this Agreement has been duly executed and delivered by the Acquiring Fund and, assuming due authorization by Smith Barney Muni Funds on behalf of the Acquired Fund, is a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms against the assets of the Acquiring Fund, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and (d) the Acquiring Fund Shares to be issued to the Acquired Fund for distribution to its shareholders pursuant to this Agreement have been, to the extent of the number of Acquiring Fund Shares of the particular class authorized to be issued by the Acquiring Fund in its Articles of Incorporation and then unissued, duly authorized and, subject to the receipt by the Acquiring Fund of consideration equal to the respective net asset values thereof (but in no event less than the par value thereof), such Acquiring Fund Shares, when issued in accordance with this Agreement, will be validly issued and fully paid and non-assessable.

          Such opinion may state that it is solely for the benefit of Smith Barney Muni Funds, its Trustees and its officers. Such counsel may rely, as to matters governed by the laws of the State of Maryland, on an opinion of Maryland counsel.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

          The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by Smith Barney Muni Funds and the Acquired Fund of all the obligations to be performed by them hereunder on or before the Closing Date and, in addition thereto, the following conditions:

          7.1. All representations and warranties of Smith Barney Muni Funds and the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

          7.2. Smith Barney Muni Funds on behalf of the Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, together with a list of the Acquired Fund's portfolio securities showing the tax basis of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of Smith Barney Muni Funds;

          7.3. Smith Barney Muni Funds on behalf of the Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its Chairman of the Board, President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of Smith Barney Muni Funds and the Acquired Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and

          7.4. The Acquiring Fund shall have received on the Closing Date a favorable opinion of Sullivan & Cromwell, counsel to the Acquired Fund, in a form satisfactory to Christina T. Sydor, Esq., Secretary of the Acquiring Fund, covering the following points:

     That (a) the Acquired Fund is a series of Smith Barney Muni Funds, which is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts; (b) Smith Barney Muni Funds is an open-end management investment company registered under the 1940 Act; and
     (c) this Agreement, the Reorganization provided for hereunder and the execution of this Agreement have been duly authorized and approved by all requisite action of Smith Barney Muni Funds, and this Agreement has been duly executed and delivered by Smith Barney Muni Funds and, assuming due authorization, execution and delivery by the Acquiring Fund, is a valid and binding obligation of Smith Barney Muni Funds with respect to the Acquired Fund enforceable in accordance with its terms against the assets of the Acquired Fund, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          Such opinion may state that it is solely for the benefit of the Acquiring Fund, its Directors and its officers. Such counsel may rely, as to matters governed by the laws of the Commonwealth of Massachusetts, on an opinion of Massachusetts counsel.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND, SMITH BARNEY MUNI FUNDS AND THE ACQUIRING FUND

          If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquiring Fund, or Smith Barney Muni Funds on behalf of the Acquired Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

          8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of Smith Barney Muni Fund's Declaration of Trust and By-laws and certified copies of the votes evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor Smith Barney Muni Funds on behalf of the Acquired Fund may waive the conditions set forth in this paragraph 8.1;

          8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

          8.3. All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no-action" positions of and exemptive orders from such federal and state authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

          8.4. The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

          8.5. The Acquired Fund shall have declared and paid a dividend or dividends on the outstanding shares of the Acquired Fund which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Acquired Fund all of the investment company taxable income of the Acquired Fund for all taxable years ending on or prior to the Closing Date. The dividend declared and paid by the Acquired Fund shall also include all of such fund's net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carryforward);

          8.6. The parties shall have received a favorable opinion of Willkie Farr & Gallagher, addressed to the Acquiring Fund and Smith Barney Muni Funds in respect of the Acquired Fund and satisfactory to Christina T. Sydor, Esq., as Secretary of each of the Funds, substantially to the effect that for federal income tax purposes:

     (a) the transfer of all or substantially all of the Acquired Fund's assets in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code; (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund; (c) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired

Fund or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to Acquired Fund's shareholders; (d) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares; (e) the aggregate tax basis for Acquiring Fund Shares received by each of the Acquired Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and (f) the tax basis to the Acquiring Fund of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

          Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor Smith Barney Muni Funds on behalf of the Acquired Fund may waive the conditions set forth in this paragraph 8.6.

9.   BROKERAGE FEES AND EXPENSES

          9.1. The Acquiring Fund represents and warrants to Smith Barney Muni Funds on behalf of the Acquired Fund, and Smith Barney Muni Funds on behalf of the Acquired Fund represents and warrants to the Acquiring Fund, that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

          9.2.  (a)  Except as may be otherwise provided herein, Smith
Barney Inc., the distributor of the Acquiring Fund and the Acquired Fund, shall be liable for the expenses incurred in connection with entering into and carrying out the provisions of this Agreement, including the expenses of: (i) counsel and independent accountants associated with the Reorganization; (ii) printing and mailing the Prospectus/Proxy Statement and soliciting proxies in connection with the meeting of shareholders of the Acquired Fund referred to in paragraph 5.2 hereof; (iii) any special pricing fees associated with the valuation of the Acquired Fund's or the Acquiring Fund's portfolio on the Closing Date; (iv) expenses associated with preparing this Agreement and preparing and filing the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued in the Reorganization; (v) registration or qualification fees and expenses of preparing and filing such forms, if any, necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection with the Reorganization. The Acquired Fund shall be liable for: (x) all fees and expenses related to the liquidation and termination of the Acquired Fund; and (y) fees and expenses of the Acquired Fund's custodian and transfer agent incurred in connection with the Reorganization. The Acquiring Fund shall be liable for any fees and expenses of the Acquiring Fund's custodian and transfer agent incurred in connection with the Reorganization.

          (b) Consistent with the provisions of paragraph 1.3, the Acquired Fund, prior to the Closing, shall pay for or include in the unaudited Statement of Assets and Liabilities prepared pursuant to paragraph 1.3 all of its known and reasonably estimated expenses associated with the transactions contemplated by this Agreement.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

          10.1. The parties hereto agree that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

          10.2. The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

          11.1. This Agreement may be terminated at any time prior to the Closing Date by: (i) the mutual agreement of Smith Barney Muni Funds on behalf of the Acquired Fund and the Acquiring Fund; (ii) Smith Barney Muni Funds on behalf of the Acquired Fund in the event that the Acquiring Fund shall, or the Acquiring Fund in the event that Smith Barney Muni Funds or the Acquired Fund shall, materially breach any representation, warranty or agreement contained herein to be performed at or prior to the Closing Date; or
(iii) Smith Barney Muni Funds on behalf of the Acquired Fund or by the Acquiring Fund if a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          11.2. In the event of any such termination, there shall be no liability for damages on the part of either Smith Barney Muni Funds on behalf of the Acquired Fund or the Acquiring Fund or their respective Trustees, Directors or officers to the other party, but each shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement as provided in paragraph 9.

12.  AMENDMENTS; WAIVERS

          12.1. This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of Smith Barney Muni Funds and the Acquiring Fund; provided, however, that following the meeting of the Acquired Fund shareholders called by the Acquired Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to the Acquired Fund's shareholders under this Agreement to the detriment of such shareholders without their further approval.

          12.2. At any time prior to the Closing Date either party hereto may by written instrument signed by it (i) waive any inaccuracies in the representations and warranties made to it contained herein and (ii) waive compliance with any of the covenants or conditions made for its benefit contained herein.

13.  NOTICES

          Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by hand delivery, prepaid telegraph, telecopy or certified mail addressed to Smith Barney Muni Funds, 388 Greenwich Street, 26th Floor, New York, New York 10013,
Attention: Jessica Bibliowicz; or to Smith Barney California Municipals Fund Inc., 388 Greenwich Street, 26th Floor, New York, New York 10013, Attention:
Heath B.  McLendon.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF
     LIABILITY

          14.1. The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          14.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

          14.3. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          14.4. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, corporation or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

          14.5. It is expressly agreed that the obligations of Smith Barney Muni Funds in respect of the Acquired Fund shall not be binding upon any Trustees, shareholders, nominees, officers, agents or employees personally, but bind only the trust property of Smith Barney Muni Funds as provided in the Declaration of Trust of Smith Barney Muni Funds. The execution and delivery of this Agreement have been authorized by the Trustees of Smith Barney Muni Funds and this Agreement has been executed by authorized officers of Smith Barney Muni Funds, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of Smith Barney Muni Funds as provided in Smith Barney Muni Funds' Declaration of Trust.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested by its Secretary or Assistant Secretary.


Attest:                     SMITH BARNEY MUNI FUNDS
                              on behalf of CALIFORNIA PORTFOLIO




/s/ Christina T. Sydor                By: /s/ Jessica Bibliowicz
Name:  Christina T. Sydor                Name:  Jessica Bibliowicz
Title: Secretary                         Title: President



Attest:                     SMITH BARNEY CALIFORNIA MUNICIPALS
                              FUND INC.




/s/ Christina T. Sydor               By: /s/ Heath B. McLendon
Name:  Christina T. Sydor               Name:  Heath B. McLendon
Title: Secretary                        Title: Chairman of the Board

                                  PROSPECTUS
                                      OF
                 SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.
                   DATED APRIL 29, 1995, AS SUPPLEMENTED BY
                            PROSPECTUS SUPPLEMENTS
          DATED MAY 25, 1995, JULY 11, 1995, JULY 15, 1995 AND JULY 20, 1995

                                 SMITH BARNEY


                    Adjustable Rate Government Income Fund
                            Arizona Municipals Fund
                          California Municipals Fund
                       Diversified Strategic Income Fund
                            Florida Municipals Fund
                          Government Securities Fund
               Intermediate Maturity California Municipals Fund
                Intermediate Maturity New York Municipals Fund
                          Investment Grade Bond Fund
                       Limited Maturity Municipals Fund
                        Limited Maturity Treasury Fund
                           Managed Governments Fund
                           Managed Municipals Funds
                         Massachusetts Municipals Fund
                           New York Municipals Fund
                            Oregon Municipals Fund
                            Tax-Exempt Income Fund
                                Utilities Fund


                Supplement Dated May 25, 1995 to Prospectuses*

     The following information supplements, and to the extent inconsistent therewith, supersedes the information set forth in the Prospectuses of the above mentioned Funds.

Dividend Declaration

     Beginning July 1, 1995, each Fund will declare dividends from its net investment income monthly. Dividends will be ordinarily paid by each Fund on the last Friday of each month, to shareholders of record as of the preceding Tuesday.

Payment for and Redemption of Shares

     Beginning June 7, 1995, in accordance with certain regulatory changes, payment for Fund shares is due to Smith Barney or an Introducing Broker or an investment dealer in the selling group on the third business day after trade date. In addition, redemption proceeds will be remitted to shareholders no later than the third business day after receipt of proper tender of a redemption request.



* Prospectuses dated:

Adjustable Rate Government Income Fund...............  7/30/94
Arizona Municipals Fund..............................  7/30/94
California Municipals Fund...........................  4/29/95
Diversified Strategic Income Fund.................... 11/07/94

Florida Municipals Fund.............................. 12/30/94
Government Securities Fund...........................  3/01/95
Intermediate Maturity California Municipals Fund.....  1/29/95
Intermediate Maturity New York Municipals Fund.......  1/29/95
Investment Grade Bond Fund...........................  3/01/95
Limited Maturity Municipals Fund.....................  1/29/95
Limited Maturity Treasury Fund.......................  1/29/95
Managed Governments Fund ............................ 11/07/94
Managed Municipals Funds.............................  4/29/95
Massachusetts Municipals Fund........................  1/29/95
New York Municipals Fund............................. 11/07/94
Oregon Municipals Fund...............................  5/23/94
Tax-Exempt Income Fund............................... 11/07/94
Utilities Fund....................................... 11/07/94

                 SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.
                                 (the "Fund")

                         Supplement to Prospectus and
                      Statement of Additional Information
                             dated April 29, 1995

          On July 10, 1995, Smith Barney Mutual Funds Management Inc. assumed responsibility for all administrative functions for the Fund, including functions previously performed by The Boston Company Advisors, Inc. ("Boston Advisors"). As of that date, Boston Advisors ceased to serve as sub-administrator to the Fund.

          Also as of July 10, 1995, PNC Bank, National Association ("PNC") assumed responsibility as the custodian for the Fund. As of that date, Boston Safe Deposit and Trust Company, an affiliate of Boston Advisors, ceased to serve as the Fund's custodian. PNC is located at 17th and Chestnut Streets, Philadelphia, Pennsylvania.

__________________________________
Supplement dated July 11, 1995

                           SMITH BARNEY MUTUAL FUNDS

Supplement dated July 15, 1995 to the Prospectuses of the Funds indicated below:

     Effective immediately, employees of members of the National Association of Securities Dealers, Inc. may purchase Class A shares of Smith Barney mutual funds at net asset value.




                       FUND                                                                     DATE

 Smith Barney Adjustable Rate Government Income Fund                                         July 30, 1994

 Smith Barney Aggressive Growth Fund Inc.                                                    November 7, 1994

 Smith Barney Appreciation Fund Inc.                                                         March 1, 1995

 Smith Barney Arizona Municipals Fund Inc.                                                   July 30, 1994

 Smith Barney California Municipals Fund Inc.                                                April 29, 1995

 Smith Barney Equity Fund                                                                    April 1, 1995

 Smith Barney Florida Municipals Fund                                                        December 30, 1994

 Smith Barney Fundamental Value Fund Inc.                                                    February 1, 1995

 Smith Barney Funds, Inc.                                                                    April 28, 1995

 Smith Barney Growth Opportunity Fund                                                        May 1, 1995

 Smith Barney Income Funds                                                                   November 7, 1994

 Smith Barney Income Trust                                                                   January 29, 1995

 Smith Barney Investment Funds                                                               March 1, 1995

 Smith Barney Managed Governments Fund Inc.                                                  November 7, 1994

 Smith Barney Managed Municipals Fund Inc.                                                   April 29, 1995

 Smith Barney Massachusetts Municipals Fund Inc.                                             March 1, 1995

 Smith Barney New Jersey Municipals Fund Inc.                                                May 29, 1995

 Smith Barney New York Municipals Fund Inc.                                                  March 1, 1995

 Smith Barney Oregon Municipals Fund                                                         June 29, 1995



















                                                                                             March 1, 1995

 Smith Barney Precious Metals and Minerals Fund Inc.

 Smith Barney Telecommunications Growth Fund                                                 May 1, 1995

 Smith Barney World Funds, Inc.                                                              February 28, 1995


                 SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.

                           Supplement to Prospectus
                             dated April 29, 1995

     On July 19, 1995, the Board of Directors of Smith Barney California Municipals Fund Inc. (the "Fund") approved a reduction in the investment advisory fee paid by the Fund to Smith Barney Mutual Funds Management Inc. Accordingly, effective November 17, 1995, the Fund's investment advisory fee will decrease from 0.35% to 0.30% of the average daily net assets of the Fund.

____________________________________
Supplement dated July 20, 1995

PROSPECTUS



[LOGO OF SMITH BARNEY     Smith Barney Mutual Funds
 APPEARS HERE]            Investing for your future.
                          Every day.





                                      SMITH BARNEY

                                        California

                                        Municipals

                                         Fund Inc.

                                    APRIL 29, 1995

                     Prospectus begins on page one

SMITH BARNEY
California Municipals Fund Inc.

 PROSPECTUS
                                               April 29, 1995

  388 Greenwich Street
  New York, New York 10013
  (212) 723-9218

  Smith Barney California Municipals Fund Inc. (the "Fund") is a non-diversi-fied municipal fund that seeks to provide California investors with as high a level of dividend income exempt from Federal income tax and California state personal income tax as is consistent with prudent investment management and preservation of capital.

  This Prospectus concisely sets forth certain information about the Fund, including sales charges, distribution and service fees and expenses, that pro-spective investors will find helpful in making an investment decision. Invest-ors are encouraged to read this Prospectus carefully and retain it for future reference.

  Additional information about the Fund is contained in a Statement of Addi-tional Information dated April 29, 1995, as amended or supplemented from time to time, that is available upon request and without charge by calling or writ-ing the Fund at the telephone number or address set forth above or by contact-ing a Smith Barney Financial Consultant. The Statement of Additional Informa-tion has been filed with the Securities and Exchange Commission (the "SEC") and is incorporated by reference into this Prospectus in its entirety.

SMITH BARNEY INC.
Distributor

SMITH BARNEY MUTUAL FUNDS MANAGEMENT INC.
Investment Adviser and Administrator

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SMITH BARNEY
California Municipals Fund Inc.

 TABLE OF CONTENTS

  PROSPECTUS SUMMARY                              3
---------------------------------------------------
  FINANCIAL HIGHLIGHTS                           11
---------------------------------------------------
  INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES   15
---------------------------------------------------
  CALIFORNIA MUNICIPAL SECURITIES                22
---------------------------------------------------
  VALUATION OF SHARES                            23
---------------------------------------------------
  DIVIDENDS, DISTRIBUTIONS AND TAXES             23
---------------------------------------------------
  PURCHASE OF SHARES                             26
---------------------------------------------------
  EXCHANGE PRIVILEGE                             34
---------------------------------------------------
  REDEMPTION OF SHARES                           37
---------------------------------------------------
  MINIMUM ACCOUNT SIZE                           39
---------------------------------------------------
  PERFORMANCE                                    40
---------------------------------------------------
  MANAGEMENT OF THE FUND                         41
---------------------------------------------------
  DISTRIBUTOR                                    43
---------------------------------------------------
  ADDITIONAL INFORMATION                         44
---------------------------------------------------

SMITH BARNEY
California Municipals Fund Inc.

 PROSPECTUS SUMMARY

The following summary is qualified in its entirety by detailed information appearing elsewhere in this Prospectus and in the Statement of Additional Information. Cross references in this summary are to headings in the Prospec-tus. See "Table of Contents."

INVESTMENT OBJECTIVE The Fund is an open-end, non-diversified, management investment company that seeks to provide California investors with as high a level of dividend income exempt from Federal income taxes and California state personal income tax as is consistent with prudent investment management and the preservation of capital. Its investments consist primarily of intermediate- and long-term investment-grade municipal securities issued by the State of Califor-nia, local governments in the State of California and certain other municipal issuers such as the Commonwealth of Puerto Rico ("California Municipal Securi-ties") that pay interest which is excluded from gross income for Federal income tax purposes and exempt from California state personal income taxes. Intermedi-ate- and long-term securities have remaining maturities at the time of purchase of between three and twenty years. See "Investment Objective and Management Policies."

ALTERNATIVE PURCHASE ARRANGEMENTS The Fund offers several classes of shares ("Classes") to investors designed to provide them with the flexibility of selecting an investment best suited to their needs. The general public is offered three Classes of shares: Class A shares, Class B shares and Class C shares, which differ principally in terms of sales charges and rate of expenses to which they are subject. A fourth Class of shares, Class Y shares, is offered only to investors meeting an initial investment minimum of $5,000,000. See "Purchase of Shares" and "Redemption of Shares."

  Class A Shares. Class A shares are sold at net asset value plus an initial sales charge of up to 4.00% of the purchase price and are subject to an annual service fee of 0.15% of the average daily net assets of the Class. The initial sales charge may be reduced or waived for certain purchases. Purchases of Class A shares which, when combined with current holdings of Class A shares offered with a sales charge, equal or exceed $500,000 in the aggregate will be made at net asset value with no initial sales charge, but will be subject to a contin-gent deferred sales charge ("CDSC") of 1.00% on redemptions made within 12 months of purchase. See "Prospectus Summary--Reduced or No Initial Sales Charge."

SMITH BARNEY
California Municipals Fund Inc.

 PROSPECTUS SUMMARY (CONTINUED)

  Class B Shares. Class B shares are offered at net asset value subject to a maximum CDSC of 4.50% of redemption proceeds, declining by 0.50% the first year after purchase and by 1.00% each year thereafter to zero. This CDSC may be waived for certain redemptions. Class B shares are subject to an annual service fee of 0.15% and an annual distribution fee of 0.50% of the average daily net assets of the Class. The Class B shares' distribution fee may cause that Class to have higher expenses and pay lower dividends than Class A shares.

  Class B Shares Conversion Feature. Class B shares will convert automatically to Class A shares, based on relative net asset value, eight years after the date of the original purchase. Upon conversion, these shares will no longer be subject to an annual distribution fee. In addition, a certain portion of Class B shares that have been acquired through the reinvestment of dividends and distributions ("Class B Dividend Shares") will be converted at that time. See "Purchase of Shares--Deferred Sales Charge Alternatives."

  Class C Shares. Class C shares are sold at net asset value with no initial sales charge. They are subject to an annual service fee of 0.15% and an annual distribution fee of 0.55% of the average daily net assets of the Class, and investors pay a CDSC of 1.00% if they redeem Class C shares within 12 months of purchase. This CDSC may be waived for certain redemptions. The Class C shares' distribution fee may cause that Class to have higher expenses and pay lower dividends than Class A and Class B shares. Purchases of Class C shares which, when combined with current holdings of Class C shares of the Fund, equal or exceed $500,000 in the aggregate should be made in Class A shares at net asset value with no sales charge, and will be subject to a CDSC of 1.00% on redemp-tions made within 12 months of purchase.

  Class Y Shares. Class Y shares are available only to investors meeting an initial investment minimum of $5,000,000. Class Y shares are sold at net asset value with no initial sales charge or CDSC. They are not subject to any service or distribution fees.

  In deciding which Class of Fund shares to purchase, investors should consider the following factors, as well as any other relevant facts and circumstances:

  Intended Holding Period. The decision as to which Class of shares is more beneficial to an investor depends on the amount and intended length of his or her investment. Shareholders who are planning to establish a program of regu-

SMITH BARNEY
California Municipals Fund Inc.

 PROSPECTUS SUMMARY (CONTINUED)

lar investment may wish to consider Class A shares; as the investment accumu-lates shareholders may qualify for reduced sales charges and the shares are subject to lower ongoing expenses over the term of the investment. As an alter-native, Class B and Class C shares are sold without any initial sales charge so the entire purchase price is immediately invested in the Fund. Any investment return on these additional invested amounts may partially or wholly offset the higher annual expenses of these Classes. Because the Fund's future return can-not be predicted, however, there can be no assurance that this would be the case.

  Finally, investors should consider the effect of the CDSC period and any con-version rights of the Classes in the context of their own investment time frame. For example, while Class C shares have a shorter CDSC period than Class B shares, they do not have a conversion feature, and therefore, are subject to an ongoing distribution fee. Thus, Class B shares may be more attractive than Class C shares to investors with longer term investment outlooks.

  Investors investing a minimum of $5,000,000 must purchase Class Y shares which are not subject to an initial sales charge, CDSC or service or distribu-tion fees. The maximum purchase amount for Class A shares is $4,999,999, Class B shares is $249,999 and Class C shares is $499,999. There is no maximum pur-chase amount for Class Y shares.

  Reduced or No Initial Sales Charge. The initial sales charge on Class A shares may be waived for certain eligible purchasers, and the entire purchase price will be immediately invested in the Fund. In addition, Class A share pur-chases which, when combined with current holdings of Class A shares offered with a sales charge, equal or exceed $500,000 in the aggregate will be made at net asset value with no initial sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase. The $500,000 aggregate investment may be met by adding the purchase to the net asset value of all Class A shares held in certain other funds sponsored by Smith Barney, Inc. ("Smith Barney") listed under "Exchange Privilege." Class A share purchases may also be eligible for a reduced initial sales charge. See "Purchase of Shares."

  Smith Barney Financial Consultants may receive different compensation for selling each Class of shares. Investors should understand that the purpose of the CDSC on the Class B and Class C shares is the same as that of the initial sales charge on the Class A shares.

SMITH BARNEY
California Municipals Fund Inc.

 PROSPECTUS SUMMARY (CONTINUED)

  See "Purchase of Shares" and "Management of the Fund" for a complete descrip-tion of the sales charges and service and distribution fees for each Class of shares and "Valuation of Shares," "Dividends, Distributions and Taxes" and "Ex-change Privilege" for other differences between the Classes of shares.

PURCHASE OF SHARES Shares may be purchased through the Fund's distributor, Smith Barney, a broker that clears securities transactions through Smith Barney on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group. See "Purchase of Shares."

INVESTMENT MINIMUMS Investors in Class A, Class B and Class C shares may open an account by making an initial investment of at least $1,000. Investors in Class Y shares may open an account for an initial investment of $5,000,000. Subsequent investments of at least $50 may be made for all Classes. The minimum investment for Class A, Class B and Class C shares and the subsequent invest-ment for all Classes through the Systematic Investment Plan described below is $50. There is no minimum investment requirement in Class A for unitholders who invest distributions from a unit investment trust ("UIT") sponsored by Smith Barney. See "Purchase of Shares."

SYSTEMATIC INVESTMENT PLAN The Fund offers shareholders a Systematic Investment Plan under which they may authorize the automatic placement of a purchase order each month or quarter for Fund shares in an amount of at least $50. See "Pur-chase of Shares."

REDEMPTION OF SHARES Shares may be redeemed on each day the New York Stock Exchange, Inc. ("NYSE") is open for business. See "Purchase of Shares" and "Re-demption of Shares."

MANAGEMENT OF THE FUND Smith Barney Mutual Funds Management Inc. ("SBMFM") serves as the Fund's investment adviser. SBMFM provides investment advisory and management services to investment companies affiliated with Smith Barney. SBMFM is a wholly owned subsidiary of Smith Barney Holdings Inc. ("Holdings"). Hold-ings is a wholly owned subsidiary of The Travelers Inc. ("Travelers"), a diver-sified financial services holding company engaged through its subsidiaries principally in four business segments: Investment Services, Consumer Finance Services, Life Insurance Services and Property & Casualty Insurance Services.

  SBMFM also serves as the Fund's administrator and The Boston Company Advi-sors, Inc. ("Boston Advisors") serves as the Fund's sub-administrator. Bos-

SMITH BARNEY
California Municipals Fund Inc.

 PROSPECTUS SUMMARY (CONTINUED)

ton Advisors is a wholly owned subsidiary of The Boston Company, Inc. ("TBC"), which in turn is an indirect wholly owned subsidiary of Mellon Bank Corporation ("Mellon"). See "Management of the Fund."

EXCHANGE PRIVILEGE Shares of a Class may be exchanged for shares of the same Class of certain other funds of the Smith Barney Mutual Funds at the respective net asset values next determined, plus any applicable sales charge differen-tial. See "Exchange Privilege."

VALUATION OF SHARES Net asset value of the Fund for the prior day generally is quoted daily in the financial section of most newspapers and is also available from Smith Barney Financial Consultants. See "Valuation of Shares."

DIVIDENDS AND DISTRIBUTIONS Dividends from net investment income are declared daily and paid on the last business day of the Smith Barney statement month. As of June 1, 1995, dividends from net investment income will be declared on the Tuesday preceding the last Friday of the calendar month and paid on the last Friday of the calendar month. Distributions of net realized long- and short-term capital gains, if any, are declared and paid annually after the end of the fiscal year in which they were earned. See "Dividends, Distributions and Tax-es."

REINVESTMENT OF DIVIDENDS Dividends and distributions paid on shares of any Class will be reinvested automatically in additional shares of the same Class at current net asset value unless otherwise specified by an investor. Shares acquired by dividend and distribution reinvestments will not be subject to any sales charge or CDSC. Class B shares acquired through dividend and distribution reinvestments will become eligible for conversion to Class A shares on a pro rata basis. See "Dividends, Distributions and Taxes."

RISK FACTORS AND SPECIAL CONSIDERATIONS There can be no assurance that the Fund will achieve its investment objective. Assets of the Fund may be invested in the municipal securities of non-California municipal issuers. Dividends paid by the Fund which are derived from interest attributable to California Municipal Securities will be excluded from gross income for Federal income tax purposes and exempt from California state personal income taxes (but not from California state franchise tax or California state corporate income tax). Dividends derived from interest on obligations of non-California municipal issuers will be exempt from Federal income taxes, but may be subject to California state personal income taxes. Dividends derived from certain municipal secu

SMITH BARNEY
California Municipals Fund Inc.

 PROSPECTUS SUMMARY (CONTINUED)

rities (including California Municipal Securities), however, may be a specific tax item for Federal alternative minimum tax purposes. The Fund may invest without limit in securities subject to the Federal alternative minimum tax. See "Investment Objective and Management Policies" and "Dividends, Distributions and Taxes."

  The Fund is more susceptible to factors adversely affecting issuers of Cali-fornia municipal securities than is a municipal bond fund that does not empha-size these issuers. See "California Municipal Securities" in the Prospectus and "Special Considerations Relating to California Municipal Securities" in the Statement of Additional Information for further details about the risks of investing in California obligations.

  The Fund is classified as a non-diversified investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), which means that the Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. The Fund's assumption of large positions in the obligations of a small number of issuers may cause the Fund's share price to fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market's assessment of the issuers. See "Investment Objective and Management Policies."

  The Fund generally will invest at least 80% of its assets in securities rated investment grade, and may invest the remainder of its assets in securities rated as low as C by Moody's Investors Service, Inc. ("Moody's") or D by Stan-dard & Poor's Corporation ("S&P"), or in unrated obligations of comparable quality. Securities in the fourth highest rating category, though considered to be investment grade, have speculative characteristics. Securities rated as low as D are extremely speculative and are in actual default of interest and/or principal payments.

  There are several risks in connection with the use of certain portfolio strategies by the Fund, such as the use of when-issued securities, municipal bond index futures contracts and put and call options on interest rate futures as hedging devices, municipal leases and securities lending. See "Investment Objective and Management Policies--Certain Portfolio Strategies."

SMITH BARNEY
California Municipals Fund Inc.

 PROSPECTUS SUMMARY (CONTINUED)

THE FUND'S EXPENSES The following expense table lists the costs and expenses an investor will incur either directly or indirectly as a shareholder of the Fund, based on the maximum sales charge or maximum CDSC that may be incurred at the time of purchase or redemption and, unless otherwise noted, the Fund's operat-ing expenses for its most recent fiscal year:

                                               CLASS A CLASS B CLASS C CLASS Y
------------------------------------------------------------------------------
SHAREHOLDER TRANSACTION EXPENSES
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)            4.00%   None    None    None
 Maximum CDSC
 (as a percentage of original cost or redemp-
 tion proceeds, whichever is lower)             None*   4.50%   1.00%   None
------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES
 (as a percentage of average net assets)
 Management fees                                0.55%   0.55%   0.55%   0.55%
 12b-1 fees**                                   0.15    0.65    0.70    None
 Other expenses***                              0.10    0.12    0.12    0.10
------------------------------------------------------------------------------
TOTAL FUND OPERATING EXPENSES                   0.80%   1.32%   1.37%   0.65%
------------------------------------------------------------------------------

  * Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge, equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months.
 ** Upon conversion of Class B shares to Class A shares, such shares will no longer be subject to a distribution fee. Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee. As a result, long-term shareholders of Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

*** For Class Y shares, "Other expenses" have been estimated based on expenses incurred by Class A shares because no Class Y shares have been sold as of April 29, 1995.

  The sales charge and CDSC set forth in the above table are the maximum charges imposed on purchases or redemptions of Fund shares and investors may actually pay lower or no charges depending on the amount purchased and, in the case of Class B, Class C and certain Class A shares, the length of time the shares are held. See "Purchase of Shares" and "Redemption of Shares." Smith Barney receives an annual 12b-1 fee of 0.15% of the value of average daily net assets of Class A shares. Smith Barney also receives, with respect to Class B shares, an annual 12b-1 fee of 0.65% of the value of average daily net

SMITH BARNEY
California Municipals Fund Inc.

 PROSPECTUS SUMMARY (CONTINUED)

assets of that Class, consisting of a 0.50% distribution fee and a 0.15% serv-ice fee. For Class C shares, Smith Barney receives an annual 12b-1 fee of 0.70% of the value of average daily net assets of the Class, consisting of a 0.55% distribution fee and a 0.15% service fee. "Other expenses" in the above table include fees for shareholder services, custodial fees, legal and accounting fees, printing costs and registration fees.

EXAMPLE The following example is intended to assist an investor in understand-ing the various costs that an investor in the Fund will bear directly or indi-rectly. The example assumes payment by the Fund of operating expenses at the levels set forth in the table above. See "Purchase of Shares," "Redemption of Shares" and "Management of the Fund."

                                              1 YEAR 3 YEARS 5 YEARS 10 YEARS*
------------------------------------------------------------------------------
An investor would pay the following expenses
on a $1,000 investment, assuming (1) 5.00%
annual return and (2) redemption at the end
of each time period:
 Class A                                       $48     $65     $83     $135
 Class B                                        58      72      82      145
 Class C                                        24      43      75      165
 Class Y                                         7      21      36       81
An investor would pay the following expenses
on the same investment, assuming the same
annual return and
no redemption:
 Class A                                        48      65      83      135
 Class B                                        13      42      72      145
 Class C                                        14      43      75      165
 Class Y                                         7      21      36       81
------------------------------------------------------------------------------

* Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year following the date of purchase.

  The example also provides a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, the Fund's actual return will vary and may be greater or less than 5.00%. THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTA-TION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

SMITH BARNEY
California Municipals Fund Inc.

 FINANCIAL HIGHLIGHTS

Except where otherwise noted, the following information has been audited by Coopers & Lybrand, independent accountants, whose report thereon appears in the Fund's Annual Report dated February 28, 1995. This information should be read in conjunction with the financial statements and related notes that also appear in the Fund's Annual Report, which is incorporated by reference into the State-ment of Additional Information.

FOR A CLASS A SHARE OUTSTANDING THROUGHOUT EACH YEAR:

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          2/28/95   2/28/94#  2/28/93*  2/28/92*  2/28/91   2/28/90
-------------------------------------------------------------------------------------
Operating performance:
Net asset value,
beginning of year           $16.15    $16.70    $15.78    $15.66    $15.61    $15.33
-------------------------------------------------------------------------------------
Income from investment
operations:
Net investment income         0.89      0.86      0.97      1.04      1.07      1.09
Net realized and
unrealized gain/(loss)
on investments               (0.56)     0.08      1.25      0.40      0.17      0.26
-------------------------------------------------------------------------------------
Total from investment
operations                    0.33      0.94      2.22      1.44      1.24      1.35
-------------------------------------------------------------------------------------
Less distributions:
Distributions from net
investment income            (0.87)    (0.83)    (0.97)    (1.05)    (1.07)    (1.07)
Distributions in excess
of net investment income     (0.02)    (0.01)       --        --        --        --
Distributions from net
realized gains               (0.19)    (0.65)    (0.29)    (0.27)    (0.12)       --
Return of capital               --        --     (0.04)       --        --        --
-------------------------------------------------------------------------------------
Total distributions          (1.08)    (1.49)    (1.30)    (1.32)    (1.19)    (1.07)
-------------------------------------------------------------------------------------
Net asset value, end of
year                        $15.40    $16.15    $16.70    $15.78    $15.66    $15.61
-------------------------------------------------------------------------------------
Total return+                 2.46%     5.92%    14.76%     9.50%     8.29%     9.02%
-------------------------------------------------------------------------------------
RATIOS TO AVERAGE NET
ASSETS/SUPPLEMENTAL
DATA:
Net assets, end of year
(in 000's)                $401,743  $425,181  $423,504  $364,809  $334,599  $328,938
Ratio of operating
expenses to average net
assets                        0.80%     0.80%     0.70%     0.65%     0.65%     0.72%
Ratio of net investment
income to average net
assets                        5.76%     5.20%     6.04%     6.54%     6.85%     6.95%
Portfolio turnover rate         59%       76%       72%       86%       53%       35%
-------------------------------------------------------------------------------------

* The Fund commenced operations on April 9, 1984. On November 6, 1992, the Fund commenced selling Class B shares. Any shares in existence prior to November 6, 1992 were designated as Class A shares.


# Per share amounts have been calculated using the monthly average shares method, which more appropriately presents the per share data for the period since the use of the undistributed net investment income method does not accord with results of operations.

+ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charges.

SMITH BARNEY
California Municipals Fund Inc.

 FINANCIAL HIGHLIGHTS (CONTINUED)


FOR A CLASS A SHARE OUTSTANDING THROUGHOUT EACH YEAR:

                                      YEAR      YEAR      YEAR      YEAR
                                     ENDED     ENDED     ENDED     ENDED
                                    2/28/89   2/28/88   2/28/87   2/28/86
----------------------------------------------------------------------------
Operating performance:
Net asset value, beginning of year    $15.49    $16.54    $16.16    $13.94
----------------------------------------------------------------------------
Income from investment operations:
Net investment income                   1.12      1.09      1.14      1.21+
Net realized and unrealized
gain/(loss) on investments             (0.13)    (0.98)     0.71      2.22
----------------------------------------------------------------------------
Total from investment operations        0.99      0.11      1.85      3.43
----------------------------------------------------------------------------
Less distributions:
Distributions from net investment
income                                 (1.12)    (1.09)    (1.14)    (1.21)
Distributions in excess of net
 investment income                        --        --        --        --
Distributions from net realized
capital gains                          (0.03)    (0.07)    (0.33)       --
Return of capital                         --        --        --        --
----------------------------------------------------------------------------
Total distributions                    (1.15)    (1.16)    (1.47)    (1.21)
----------------------------------------------------------------------------
Net asset value, end of year          $15.33    $15.49    $16.54    $16.16
----------------------------------------------------------------------------
Total return++                          6.67%     1.09%    12.13%    25.80%
----------------------------------------------------------------------------
RATIOS TO AVERAGE NET
ASSETS/SUPPLEMENTAL DATA:
Net assets, end of year (in 000's)  $313,059  $156,464  $207,872  $111,705
Ratio of operating expenses to
average net assets                      0.67%     0.64%     0.67%     0.73%*
Ratio of net investment income to
average net assets                      7.19%     7.26%     6.99%     8.08%
Portfolio turnover rate                   27%       22%       16%       14%
----------------------------------------------------------------------------


* Annualized expense ratios before waiver of fees and voluntary reimbursement of expenses by the investment adviser and sub-investment adviser and administrator was 0.82% for the fiscal year ended February 28, 1986.

+ Net investment income per share before waiver of fees and voluntary reimbursement of expenses by investment adviser and sub-investment adviser and administrator was $1.20 for the fiscal year ended February 28, 1986.

++ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charge.

12

SMITH BARNEY
California Municipals Fund Inc.

 FINANCIAL HIGHLIGHTS (CONTINUED)

FOR A CLASS B SHARE OUTSTANDING THROUGHOUT EACH YEAR:

                                                   YEAR      YEAR     PERIOD
                                                  ENDED     ENDED     ENDED
                                                 2/28/95   2/28/94#  2/28/93*
-------------------------------------------------------------------------------
Operating performance:
Net asset value, beginning of year                 $16.15    $16.70   $15.84
-------------------------------------------------------------------------------
Income from investment operations:
Net investment income                                0.81      0.77     0.29
Net realized and unrealized gain/(loss) on
investments                                         (0.57)     0.09     1.15
-------------------------------------------------------------------------------
Total from investment operations                     0.24      0.86     1.44
-------------------------------------------------------------------------------
Less distributions:
Distributions from net investment income            (0.78)    (0.75)   (0.28)
Distributions in excess of net investment
income                                              (0.02)    (0.01)      --
Distributions from net realized gains               (0.19)    (0.65)   (0.29)
Return of capital                                      --        --    (0.01)
-------------------------------------------------------------------------------
Total distributions                                 (0.99)    (1.41)   (0.58)
-------------------------------------------------------------------------------
Net asset value, end of year                       $15.40    $16.15   $16.70
-------------------------------------------------------------------------------
Total return+                                        1.89%     5.40%    9.27%
-------------------------------------------------------------------------------
RATIOS TO AVERAGE NET ASSETS/SUPPLEMENTAL DATA:
Net assets, end of year (in 000's)               $127,888  $107,740  $37,924
Ratio of operating expenses to average net
assets                                               1.32%     1.33%    1.30%**
Ratio of net investment income to average net
assets                                               5.25%     4.67%    5.44%**
Portfolio turnover rate                                59%       76%      72%
-------------------------------------------------------------------------------

*  The Fund commenced selling Class B shares on November 6, 1992.
** Annualized.

 # Per share amounts have been calculated using the monthly average shares method, which more appropriately presents the per share data for the period since use of the undistributed net investment income method does not accord with results of operations.

 + Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charge.

                                                                             13

SMITH BARNEY
California Municipals Fund Inc.

 FINANCIAL HIGHLIGHTS (CONTINUED)


FOR A CLASS C SHARE OUTSTANDING THROUGHOUT THE PERIOD:

                                                       PERIOD
                                                       ENDED
                                                      2/28/95*
----------------------------------------------------------------
Operating performance:
Net asset value beginning of period                    $14.19
----------------------------------------------------------------
Income from investment operations:
Net investment income                                    0.24
Net realized and unrealized gain on investments          1.39#
----------------------------------------------------------------
Total from investment operations                         1.63
----------------------------------------------------------------
Less distributions:
Distributions from net investment income                (0.23)
Distributions in excess of net investment income        (0.00)++
Distributions from net realized gains                   (0.19)
----------------------------------------------------------------
Total distributions                                     (0.42)
----------------------------------------------------------------
Net asset value end of period                          $15.40
----------------------------------------------------------------
Total return+                                           11.72%
----------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period                              $  762
Ratio of operating expenses to average net assets        1.37%**
Ratio of net investment income to average net assets     5.19%**
Portfolio turnover rate                                    59%
----------------------------------------------------------------

*  The Fund commenced selling Class C shares on November 14, 1994.
** Annualized.
+ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charge.
++ Amount represents less than $0.01.
# The amount shown may not accord with the change in aggregate gains and losses of portfolio securities due to the timing of sales and the redemp-tions of Fund shares.

As of April 29, 1995, the Fund had not sold any Class Y shares and, according-ly, no comparable financial information is available at this time for that Class.

                    SEE NOTES TO FINANCIAL STATEMENTS.

SMITH BARNEY
California Municipals Fund Inc.

 INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES

  The investment objective of the Fund is to provide California investors with as high a level of dividend income exempt from Federal income taxes and Cali-fornia state personal income tax as is consistent with prudent investment man-agement and the preservation of capital. This investment objective may not be changed without the approval of the holders of a majority of the Fund's out-standing shares. There can be no assurance that the Fund's investment objective will be achieved.

  The Fund will operate subject to an investment policy providing that, under normal market conditions, the Fund will invest at least 80% of its net assets in California Municipal Securities, which pay interest which is excluded from gross income for Federal income tax purposes and which is exempt from Califor-nia state personal income tax. The Fund may invest up to 20% of its net assets in municipal securities of non-California municipal issuers, the interest on which is excluded from gross income for Federal income tax purposes (not including the possible applicability of a Federal alternative minimum tax), but which is subject to California state personal income tax. When SBMFM believes that market conditions warrant adoption of a temporary defensive investment posture, the Fund may invest without limit in non-California municipal issuers and in "Temporary Investments" as described below.

  The Fund generally will invest at least 80% of its total assets in investment grade debt obligations rated no lower than Baa, MIG 3 or Prime-1 by Moody's or BBB, SP-2 or A-1 by S&P, or in unrated obligations of comparable quality. Unrated obligations will be considered to be of investment grade if deemed by SBMFM to be comparable in quality to instruments so rated, or if other out-standing obligations of the issuers thereof are rated Baa or better by Moody's or BBB or better by S&P. The balance of the Fund's assets may be invested in securities rated as low as C by Moody's or D by S&P, or comparable unrated securities. (These securities are sometimes referred to as junk bonds.) Securi-ties in the fourth highest rating category, though considered to be investment grade, have speculative characteristics. Securities rated as low as D are extremely speculative and are in actual default of interest and/or principal payments. A description of the rating systems of Moody's and S&P is contained in the Statement of Additional Information.

  The Fund's average weighted maturity will vary from time to time based on the judgment of SBMFM. The Fund intends to focus on intermediate- and long-term obligations, that is, obligations with remaining maturities at the time of pur-chase of between three and twenty years.

SMITH BARNEY
California Municipals Fund Inc.

 INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

  The value of debt securities varies inversely to changes in the direction of interest rates. When interest rates rise, the value of debt securities gener-ally falls, and when interest rates fall, the value of debt securities gener-ally rises.

  Low and Comparable Unrated Securities.While the market values of low-rated and comparable unrated securities tend to react less to fluctuations in inter-est rate levels than the market values of higher-rated securities, the market values of certain low-rated and comparable unrated municipal securities also tend to be more sensitive than higher-rated securities to short-term corporate and industry developments and changes in economic conditions (including reces-sion) in specific regions or localities or among specific types of issuers. In addition, low-rated securities and comparable unrated securities generally present a higher degree of credit risk. During an economic downturn or a pro-longed period of rising interest rates, the ability of issuers of low-rated and comparable unrated securities to service their payment obligations, meet pro-jected goals or obtain additional financing may be impaired. The risk of loss due to default by such issuers is significantly greater because low-rated and comparable unrated securities generally are unsecured and frequently are subor-dinated to the prior payment of senior indebtedness. The Fund may incur addi-tional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings.

  While the market for municipal securities is considered to be generally ade-quate, the existence of limited markets for particular low-rated and comparable unrated securities may diminish the Fund's ability to (a) obtain accurate mar-ket quotations for purposes of valuing such securities and calculating its net asset value and (b) sell the securities at fair value either to meet redemption requests or to respond to changes in the economy or in the financial markets. The market for certain low-rated and comparable unrated securities has not fully weathered a major economic recession. Any such recession, however, would likely disrupt severely the market for such securities and adversely affect the value of the securities and the ability of the issuers of such securities to repay principal and pay interest thereon.

  Fixed-income securities, including low-rated securities and comparable unrated securities, frequently have call or buy-back features that permit their issuers to call or repurchase the securities from their holders, such as the Fund. If an issuer exercises these rights during periods of declining interest rates, the Fund may have to replace the security with a lower yielding securi-ty, thus resulting in a decreased return to the Fund.

SMITH BARNEY
California Municipals Fund Inc.

 INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

  The Fund may invest without limit in "municipal leases," which generally are participations in intermediate- and short-term debt obligations issued by municipalities consisting of leases or installment purchase contracts for prop-erty or equipment. Although lease obligations do not constitute general obliga-tions of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to bud-get for, appropriate and make the payments due under the lease obligation. How-ever, certain lease obligations contain "non-appropriation" clauses which pro-vide that the municipality has no obligation to make lease or installment pur-chase payments in future years unless money is appropriated for such purpose on a yearly basis. In addition to the "non-appropriation" risk, these securities represent a relatively new type of financing that has not yet developed the depth of marketability associated with more conventional bonds. Although "non-appropriation" lease obligations are often secured by the underlying property, disposition of the property in the event of foreclosure might prove difficult. There is no limitation on the percentage of the Fund's assets that may be invested in municipal lease obligations. In evaluating municipal lease obliga-tions, SBMFM will consider such factors as it deems appropriate, which may include: (a) whether the lease can be canceled; (b) the ability of the lease obligee to direct the sale of the underlying assets; (c) the general creditwor-thiness of the lease obligor; (d) the likelihood that the municipality will discontinue appropriating funding for the leased property in the event such property is no longer considered essential by the municipality; (e) the legal recourse of the lease obligee in the event of such a failure to appropriate funding; (f) whether the security is backed by a credit enhancement such as insurance; and (g) any limitations which are imposed on the lease obligor's ability to utilize substitute property or services rather than those covered by the lease obligation.

  The Fund may invest without limits in private activity bonds. Interest income on certain types of private activity bonds issued after August 7, 1986 to finance non-governmental activities is a specific tax preference item for pur-poses of the Federal individual and corporate alternative minimum taxes. Indi-vidual and corporate shareholders may be subject to a Federal alternative mini-mum tax to the extent that the Fund's dividends are derived from interest on those bonds. Dividends derived from interest income on California Municipal Securities are a component of the "current earnings" adjustment item for pur-poses of the Federal corporate alternative minimum tax.

SMITH BARNEY
California Municipals Fund Inc.

 INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

  The Fund is classified as a non-diversified investment company under the 1940 Act, which means that the Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. The Fund intends to conduct its operations, however, so as to qualify as a "regu-lated investment company" for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), which will relieve the Fund of any liability for Federal income tax and California state franchise tax to the extent its earnings are distributed to shareholders. To so qualify, among other requirements, the Fund will limit its investments so that, at the close of each quarter of the taxable year, (a) not more than 25% of the market value of the Fund's total assets will be invested in the securities of a single issuer and (b) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer and the Fund will not own more than 10% of the outstanding voting securities of a sin-gle issuer. The Fund's assumption of large positions in the obligations of a small number of issuers may cause the Fund's share price to fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market's assessment of the issuers.

  The Fund may invest without limit in debt obligations which are repayable out of revenue streams generated from economically-related projects or facilities or debt obligations whose issuers are located in the same state. Sizeable investments in such obligations could involve an increased risk to the Fund should any of the related projects or facilities experience financial difficul-ties. In addition, the Fund also may invest up to an aggregate of 15% of its total assets in securities with contractual or other restrictions on resale and other instruments which are not readily marketable. The Fund also is authorized to borrow an amount of up to 10% of its total assets (including the amount bor-rowed) valued at market less liabilities (not including the amount borrowed) in order to meet anticipated redemptions and to pledge its assets to the same extent in connection with the borrowings.

  Further information about the Fund's investment policies, including a list of those restrictions on the Fund's investment activities that cannot be changed without shareholder approval, appears in the Statement of Additional Information.

SMITH BARNEY
California Municipals Fund Inc.

 INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

 CERTAIN PORTFOLIO STRATEGIES

  In attempting to achieve its investment objective, the Fund may employ, among others, the following portfolio strategies.

  When-Issued Securities.New issues of California Municipal Securities (and other tax-exempt obligations) frequently are offered on a when-issued basis, which means that delivery and payment for such securities normally take place within 45 days after the date of the commitment to purchase. The payment obli-gation and the interest rate that will be received on when-issued securities are fixed at the time the buyer enters into the commitment. California Munici-pal Securities, like other investments made by the Fund, may decline or appre-ciate in value before their actual delivery to the Fund. Due to fluctuations in the value of securities purchased and sold on a when-issued basis, the yields obtained on these securities may be higher or lower than the yields available in the market on the date when the investments actually are delivered to the buyers. The Fund will not accrue income with respect to a when-issued security prior to its stated delivery date. The Fund will establish a segregated account with the Fund's custodian consisting of cash, obligations issued or guaranteed by the United States government or its agencies or instrumentalities ("U.S. government securities") or other high grade debt obligations in an amount equal to the purchase price of the Fund's when-issued commitments. Placing securities rather than cash in the segregated account may have a leveraging effect on the Fund's net assets. The Fund generally will make commitments to purchase Cali-fornia Municipal Securities (and other tax-exempt obligations) on a when-issued basis only with the intention of actually acquiring the securities, but the Fund may sell such securities before the delivery date if it is deemed advis-able.

  Temporary Investments.Under normal market conditions, the Fund may hold up to 20% of its total assets in cash or money market instruments, including taxable money market instruments ("Temporary Investments"). In addition, when SBMFM believes that market conditions warrant, including when acceptable California Municipal Securities are unavailable, the Fund may take a temporary defensive posture and invest without limitation in Temporary Investments. Securities eli-gible for short-term investment by the Fund are tax-exempt notes of municipal issuers having, at the time of purchase, a rating within the three highest grades of Moody's or S&P or, if not rated, having an issue of outstanding debt securities rated within the three highest grades of Moody's or S&P, and certain taxable short-term instruments having quality characteristics comparable to those for tax-exempt investments. To the extent the Fund holds

SMITH BARNEY
California Municipals Fund Inc.

 INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

Temporary Investments, it may not achieve its investment objective. Since the commencement of its operations, the Fund has not found it necessary to invest in taxable Temporary Investments and it is not expected that such action will be necessary.

  Financial Futures and Options Transactions. The Fund may enter into financial futures contracts and invest in options on financial futures contracts that are traded on a domestic exchange or board of trade. Such investments, if any, by the Fund will be made solely for the purpose of hedging against the changes in the value of its portfolio securities due to anticipated changes in interest rates and market conditions and where the transactions are economically appro-priate to the reduction of risks inherent in the management of the Fund. The futures contracts or options on futures contracts that may be entered into by the Fund will be restricted to those that are either based on a municipal bond index or related to debt securities, the prices of which are anticipated by SBMFM to correlate with the prices of the California Municipal Securities owned or to be purchased by the Fund.

  In entering into a financial futures contract, the Fund will be required to deposit with the broker through which it undertakes the transaction an amount of cash or cash equivalents equal to approximately 5% of the contract amount. This amount, which is known as "initial margin," is subject to change by the exchange or board of trade on which the contract is traded, and members of the exchange or board of trade may charge a higher amount. Initial margin is in the nature of a performance bond or good faith deposit on the contract that is returned to the Fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. In accordance with a process known as "marking-to-market," subsequent payments, known as "variation margin," to and from the broker will be made daily as the price of the index or securities underlying the futures contract fluctuates, making the long and short positions in the futures contract more or less valuable. At any time prior to the expira-tion of a futures contract, the Fund may elect to close the position by taking an opposite position, which will operate to terminate the Fund's existing posi-tion in the contract.

  A financial futures contract provides for the future sale by one party and the purchase by the other party of a certain amount of a specified property at a specified price, date, time and place. Unlike the direct investment in a futures contract, an option on a financial futures contract gives the purchaser the right, in turn for the premium paid, to assume a position in the financial futures con-

SMITH BARNEY
California Municipals Fund Inc.

 INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

tract at a specified exercise price at any time prior to the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on financial futures contracts is limited to the premium paid for the option (plus transaction costs). The value of the option may change daily and that change would be reflected in the net asset value of the Fund.

  Regulations of the Commodity Futures Trading Commission applicable to the Fund require that its transactions in financial futures contracts and options on financial futures contracts be engaged in for bona fide hedging purposes, or if the Fund enters into futures contracts for speculative purposes, that the aggregate initial margin deposits and premiums paid by the Fund will not exceed 5% of the market value of its assets. In addition, the Fund will, with respect to its purchases of financial futures contracts, establish a segregated account consisting of cash or cash equivalents in an amount equal to the total market value of the futures contracts, less the amount of initial margin on deposit for the contracts. The Fund's ability to trade in financial futures contracts and options on financial futures contracts may be limited to some extent by the requirements of the Code, applicable to a regulated investment company, that are described below under "Dividends, Distributions and Taxes."

  Lending of Portfolio Securities.The Fund has the ability to lend securities from its portfolio to brokers, dealers and other financial organizations. Such loans, if and when made, may not exceed 20% of the Fund's total assets, taken at value. Loans of portfolio securities by the Fund will be collateralized by cash, letters of credit or U.S. government securities which are maintained at all times in an amount equal to at least 100% of the current market value (de-termined by marking to market daily) of the loaned securities. The risks in lending portfolio securities, as with other extensions of secured credit, con-sist of possible delays in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the bor-rower fail financially. Loans will be made to firms deemed by SBMFM to be of good standing and will not be made unless, in the judgment of SBMFM, the con-sideration to be earned from such loans would justify the risk.

SMITH BARNEY
California Municipals Fund Inc.

 CALIFORNIA MUNICIPAL SECURITIES

  The interest on California Municipal Securities is, in the opinion of bond counsel to the issuers, excluded from gross income for Federal income tax pur-poses and exempt from California state personal income tax, and for that reason generally is fixed at a lower rate than it would be if it were subject to such taxes. Interest income on certain municipal securities (including California Municipal Securities) is a specific tax preference item for purposes of the Federal individual and corporate alternative minimum taxes.

 CLASSIFICATIONS

  The two principal classifications of California Municipal Securities are "general obligation bonds" and "revenue bonds." General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the reve-nues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source, but not from the general taxing power. Sizeable investments in such obligations could involve an increased risk to the Fund should any of such related facilities experience financial difficulties. In addition, certain types of private activity bonds issued by or on behalf of public authorities to obtain funds for privately operated facilities are included in the term Cali-fornia Municipal Securities, provided the interest paid thereon qualifies as excluded from gross income for Federal income tax purposes and as exempt from California state personal income tax. Private activity bonds are in most cases revenue bonds and generally do not carry the pledge of the credit of the issu-ing municipality.

 SPECIAL CONSIDERATIONS

  On July 15, 1994, Moody's, citing the State's deteriorating financial posi-tion, lowered California's general obligation bond rating from Aa to A1. On July 15, 1994, S&P, citing the State's deteriorating financial position, low-ered California's general obligations bond ratings from A+ to A. Investors should be aware that certain California constitutional amendments, legislative measures, executive orders, administrative regulations and voter initiatives could result in certain adverse consequences affecting California Municipal Securities. For instance, certain provisions of the California Constitution and statutes that limit the taxing and spending authority of California governmen-tal entities may impair the ability of the issuers of some California Municipal Securities to maintain debt service on their obligations. Other measures affecting the taxing or

SMITH BARNEY
California Municipals Fund Inc.

 CALIFORNIA MUNICIPAL SECURITIES (CONTINUED)

spending authority of California or its political subdivisions may be approved or enacted in the future. Some of the significant financial considerations relating to the Fund's investments in California Municipal Securities are sum-marized in the Statement of Additional Information.

 VALUATION OF SHARES


  The Fund's net asset value per share is determined as of the close of regular trading on the NYSE, on each day that the NYSE is open, by dividing the value of the Fund's net assets attributable to each Class by the total number of shares of that Class outstanding.

  Generally, the Fund's investments are valued at market value or, in the absence of a market value with respect to any securities, at fair value as determined by or under the direction of the Fund's Board of Directors. Certain securities may be valued on the basis of prices provided by pricing services approved by the Board of Directors. Short-term investments that mature in 60 days or less are valued at amortized cost whenever the Directors determine that amortized cost is fair value. Amortized cost valuation involves valuing an instrument at its cost initially and, thereafter, assuming a constant amortiza-tion to maturity of any discount or premium, regardless of the impact of fluc-tuating interest rates on the market value of the instrument. Further informa-tion regarding the Fund's valuation policies is contained in the Statement of Additional Information.

 DIVIDENDS, DISTRIBUTIONS AND TAXES

 DIVIDENDS AND DISTRIBUTIONS

  The Fund declares dividends from its net investment income (that is, income other than its net realized long- and short-term capital gains) on each day that the Fund is open for business and pays dividends on the last business day of the Smith Barney statement month. Beginning June 1, 1995, the Fund will declare dividends on the Tuesday preceding the lst Friday of each calendar month and pay dividends on the last Friday of each calendar month. Distribu-tions of net realized long- and short-term capital gains, if any, are declared and paid annually after the end of the fiscal year in which they have been earned.

SMITH BARNEY
California Municipals Fund Inc.

 DIVIDENDS, DISTRIBUTIONS AND TAXES (CONTINUED)

  If a shareholder does not otherwise instruct, dividends and capital gains distributions will be reinvested automatically in additional shares of the same Class at net asset value, subject to no sales charge or CDSC. Until June 1, 1995 the Fund's earnings for Saturdays, Sundays and holidays will be declared as dividends on the next business day. In addition, in order to avoid the application of a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gains, the Fund may make an additional distribu-tion shortly before December 31 of each year of any undistributed ordinary income or capital gains and expects to pay any other distributions as are nec-essary to avoid the application of this tax.

  If, for any full fiscal year, the Fund's total distributions exceed net investment income and net realized capital gains, the excess distributions may be treated as a tax-free return of capital (up to the amount of the sharehold-er's tax basis in his or her shares). The amount treated as a tax-free return of capital will reduce a shareholder's adjusted basis in his or her shares. Pursuant to the requirements of the 1940 Act and other applicable laws, a notice will accompany any distribution paid from sources other than net invest-ment income. In the event the Fund distributes amounts in excess of its net investment income and net realized capital gains, such distributions may have the effect of decreasing the Fund's total assets, which may increase the Fund's expense ratio.

  The per share dividends on Class B and Class C shares may be lower than the per share dividends on Class A and Class Y shares principally as a result of the distribution fee applicable with respect to Class B and Class C shares. The per share dividends on Class A shares of the Fund may be lower than the per share dividends on Class Y shares principally as a result of the service fee applicable to Class A shares. Distributions of capital gains, if any, will be in the same amount for Class A, B, C and Y shares.

 TAXES

  The Fund has qualified and intends to continue to qualify each year as a reg-ulated investment company under the Code and will designate and pay exempt-interest dividends derived from interest earned on qualifying tax-exempt obli-gations. Such exempt-interest dividends may be excluded by shareholders from their gross income for Federal income tax purposes although (a) all or a por-tion of such exempt-interest dividends will be a specific preference item for purposes of the Federal individual and corporate alternative minimum taxes to the extent they are derived from certain types of private activity bonds issued after August

SMITH BARNEY
California Municipals Fund Inc.

 DIVIDENDS, DISTRIBUTIONS AND TAXES (CONTINUED)

7, 1986 and (b) all exempt-interest dividends will be a component of the "cur-rent earnings" adjustment item for purposes of the Federal corporate alterna-tive minimum tax. In addition, corporate shareholders may incur a greater Fed-eral "environmental" tax liability through the receipt of the Fund's dividends and distributions. Dividends derived from interest on California Municipal Securities also will be exempt from California state personal income (but not corporate franchise or corporate income) taxes. On April 6, 1995, the House of Representatives passed H.R. 1215, which would, among other things, alter the corporate alternative minimum tax by repealing the preference relating to tax-exempt interest on private activity bonds for interest accruing after December 31, 1995 and would otherwise repeal the corporate alternative minimum tax for taxable years beginning after December 31, 2000. There can be no assurance that this proposed legislation will be enacted or, if enacted, will include the pro-visions described herein.

  Dividends paid from taxable net investment income, if any, and distributions of any net realized short-term capital gains (whether from tax-exempt or tax-able securities) are taxable to shareholders as ordinary income, regardless of how long they have held their Fund shares and whether such dividends or distri-butions are received in cash or reinvested in additional Fund shares. Distribu-tions of net realized long-term capital gains will be taxable to shareholders as long-term capital gains, regardless of how long they have held their Fund shares and whether such distributions are received in cash or reinvested in additional shares. Furthermore, as a general rule, a shareholder's gain or loss on a sale or redemption of his or her shares will be a long-term capital gain or loss if the shareholder has held the shares for more than one year and will be a short-term capital gain or loss if the shareholder has held the shares for one year or less. The Fund's dividends and distributions will not qualify for the dividends-received deduction for corporations.

  Statements as to the tax status of each shareholder's dividends and distribu-tions are mailed annually. Each shareholder will also receive, if appropriate, various written notices after the close of the Fund's prior taxable year as to the Federal income tax status of his or her dividends and distributions which were received from the Fund during the Fund's prior taxable year. These state-ments set forth the dollar amount of income excluded from Federal income taxes or California state personal income taxes and the dollar amount, if any, sub-ject to Federal income taxes. Moreover, these statements will designate the amount of exempt-interest dividends that is a specific preference item for pur-poses of the

SMITH BARNEY
California Municipals Fund Inc.

 DIVIDENDS, DISTRIBUTIONS AND TAXES (CONTINUED)


Federal individual and corporate alternative minimum taxes. Shareholders should consult their tax advisors with specific reference to their own tax situations.

 PURCHASE OF SHARES


 GENERAL

  The Fund offers four classes of shares. Class A shares are sold to investors with an initial sales charge and Class B and Class C shares are sold without an initial sales charge but are subject to a CDSC payable upon certain redemp-tions. Class Y shares are sold without an initial sales charge or CDSC and are available only to investors investing a minimum of $5,000,000. See "Prospectus Summary--Alternative Purchase Arrangements" for a discussion of factors to con-sider in selecting which Class of shares to purchase.

  Purchases of Fund shares must be made through a brokerage account maintained with Smith Barney, with an Introducing Broker or with an investment dealer in the selling group. When purchasing shares of the Fund, investors must specify whether the purchase is for Class A, Class B, Class C or Class Y shares. No maintenance fee will be charged by the Fund in connection with a brokerage account through which an investor purchases or holds shares.

  Investors in Class A, Class B and Class C shares may open an account in the Fund by making an initial investment of at least $1,000. Investors in Class Y shares may open an account by making an initial investment of $5,000,000. Sub-sequent investments of at least $50 may be made for all Classes. For the Fund's Systematic Investment Plan, the minimum initial investment requirement for Class A, Class B and Class C shares and the subsequent investment requirement for all Classes is $50. There are no minimum investment requirements for Class A shares for employees of Travelers and its subsidiaries, including Smith Bar-ney, unitholders who invest distributions from a UIT sponsored by Smith Barney, and Directors of the Fund and their spouses and children. The Fund reserves the right to waive or change minimums, to decline any order to purchase its shares and to suspend the offering of shares from time to time. Shares purchased will be held in the shareholder's account by the Fund's transfer agent, The Share-holder Services Group, Inc., a subsidiary of First Data Corporation ("TSSG"). Share certificates are issued only upon a shareholder's written request to TSSG.

SMITH BARNEY
California Municipals Fund Inc.

 PURCHASE OF SHARES (CONTINUED)

  Purchase orders received by the Fund or Smith Barney prior to the close of regular trading on the NYSE, on any day the Fund calculates its net asset val-ue, are priced according to the net asset value determined on that day. Orders received by dealers or Introducing Brokers prior to the close of regular trad-ing on the NYSE on any day the Fund calculates its net asset value, are priced according to the net asset value determined on that day, provided the order is received by the Fund or Smith Barney prior to Smith Barney's close of business (the "trade date"). Currently, payment for Fund shares is due on the fifth business day after the trade date (the "settlement date"). The Fund anticipates that, in accordance with regulatory changes, beginning on or about June 1, 1995, the settlement date will be the third business day after the trade date.

 SYSTEMATIC INVESTMENT PLAN

  Shareholders may make additions to their accounts at any time by purchasing shares through a service known as the Systematic Investment Plan. Under the Systematic Investment Plan, Smith Barney or TSSG is authorized through preau-thorized transfers of $50 or more to charge an account with a bank or other financial institution on a monthly or quarterly basis as indicated by the shareholder to provide for systematic additions to the shareholder's Fund account. A shareholder who has insufficient funds to complete the transfer will be charged a fee of up to $25 by Smith Barney or TSSG. The Systematic Invest-ment Plan also authorizes Smith Barney to apply cash held in the shareholder's Smith Barney brokerage account or redeem the shareholder's shares of a Smith Barney money market fund to make additions to the account. Additional informa-tion is available from the Fund or a Smith Barney Financial Consultant.

SMITH BARNEY
California Municipals Fund Inc.

 PURCHASE OF SHARES (CONTINUED)


 INITIAL SALES CHARGE ALTERNATIVE--CLASS A SHARES

  The sales charges applicable to purchases of Class A shares of the Fund are as follows:

                                                SALES CHARGE           DEALERS
                             SALES CHARGE         AS % OF          REALLOWANCE AS %
                               AS % OF             AMOUNT            OF OFFERING
  AMOUNT OF INVESTMENT*      TRANSACTION          INVESTED              PRICE
 ----------------------------------------------------------------------------------
  Under $25,000                 4.00%              4.17%                3.60%
  $25,000--$49,999              3.50%              3.63%                3.15%
  $50,000--$99,999              3.00%              3.09%                2.70%
  $100,000--$249,999            2.50%              2.56%                2.25%
  $250,000--$499,999            1.50%              1.52%                1.35%
  $500,000 and over*              *                  *                    *
 ----------------------------------------------------------------------------------

 * Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value without any initial sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase. The CDSC on Class A shares is payable to Smith Barney, which compensates Smith Barney Financial Consultants and other dealers whose clients make purchases of $500,000 or more. The CDSC is waived in the same circumstances in which the CDSC applicable to Class B and Class C shares is waived. See "Deferred Sales Charge Alternatives" and "Waivers of CDSC."

  Members of the selling group may receive up to 90% of the sales charge and may be deemed to be underwriters of the Fund as defined in the Securities Act of 1933, as amended.

  The reduced sales charges shown above apply to the aggregate of purchases of Class A shares of the Fund made at one time by "any person," which includes an individual, his or her spouse and children, or a trustee or other fiduciary of a single trust estate or single fiduciary account. The reduced sales charge minimums may also be met by aggregating the purchase with the net asset value of all Class A shares held in funds sponsored by Smith Barney that are offered with a sales charge listed under "Exchange Privilege."

 INITIAL SALES CHARGE WAIVERS

  Purchases of Class A shares may be made at net asset value without a sales charge in the following circumstances: (a) sales of Class A shares to Directors of the Fund and employees of Travelers and its subsidiaries, or to the spouses and children of such persons (including the surviving spouse of a deceased Director or employee, and retired Directors or employees); (b) offers of Class A

SMITH BARNEY
California Municipals Fund Inc.

 PURCHASE OF SHARES (CONTINUED)

shares to any other investment company in connection with the combination of such company with the Fund by merger, acquisition of assets or otherwise; (c) purchases of Class A shares by any client of a newly employed Smith Barney Financial Consultant (for a period up to 90 days from the commencement of the Financial Consultant's employment with Smith Barney), on the condition the pur-chase of Class A shares is made with the proceeds of the redemption of shares of a mutual fund which (i) was sponsored by the Financial Consultant's prior employer, (ii) was sold to the client by the Financial Consultant and (iii) was subject to a sales charge; (d) shareholders who have redeemed Class A shares in the Fund (or Class A shares of another Fund of the Smith Barney Mutual Funds that are offered with a sales charge equal to or greater than the maximum sales charge of the Fund) and who wish to reinvest their redemption proceeds in the Fund, provided the reinvestment is made within 60 calendar days of the redemp-tion; (e) accounts managed by registered investment advisory subsidiaries of Travelers; and (f) investments of distributions from a UIT sponsored by Smith Barney. In order to obtain such discounts, the purchaser must provide suffi-cient information at the time of purchase to permit verification that the pur-chase would qualify for the elimination of the sales charge.

 RIGHT OF ACCUMULATION

  Class A shares of the Fund may be purchased by "any person" (as defined above) at a reduced sales charge or at net asset value determined by aggregat-ing the dollar amount of the new purchase and the total net asset value of all Class A shares of the Fund and of funds sponsored by Smith Barney which are offered with a sales charge listed under "Exchange Privilege" then held by such person and applying the sales charge applicable to such aggregate. In order to obtain such discount, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for the reduced sales charge. The right of accumulation is subject to modification or discontinuance at any time with respect to all shares purchased thereafter.

 GROUP PURCHASES

  Upon completion of certain automated systems, a reduced sales charge or pur-chase at net asset value will also be available to employees (and partners) of the same employer purchasing as a group, provided each participant makes the minimum initial investment required. The sales charge applicable to purchases by each member of such a group will be determined by the table set forth above

SMITH BARNEY
California Municipals Fund Inc.

 PURCHASE OF SHARES (CONTINUED)

under "Initial Sales Charge Alternative--Class A Shares," and will be based upon the aggregate sales of Class A shares of Smith Barney Mutual Funds offered with a sales charge to, and share holdings of, all members of the group. To be eligible for such reduced sales charges or to purchase at net asset value, all purchases must be pursuant to an employer or partnership-sanctioned plan meeting certain requirements. One such requirement is that the plan must be open to specified partners or employees of the employer and its subsidiaries, if any. Such plan may, but is not required to, provide for payroll deductions. Smith Barney may also offer a reduced sales charge or net asset value purchase for aggregating related fiduciary accounts under such conditions that Smith Barney will realize economies of sales efforts and sales related expenses. An individual who is a member of a qualified group may also purchase Class A shares at the reduced sales charge applicable to the group as a whole. The sales charge is based upon the aggregate dollar value of Class A shares offered with a sales charge that have been previously purchased and are still owned by the group, plus the amount of the current purchase. A "qualified group" is one which (a) has been in existence for more than six months, (b) has a purpose other than acquiring Fund shares at a discount and (c) satisfies uni-form criteria which enable Smith Barney to realize economies of scale in its costs of distributing shares. A qualified group must have more than 10 members, must be available to arrange for group meetings between representatives of the Fund and the members, and must agree to include sales and other materials related to the Fund in its publications and mailings to members at no cost to Smith Barney. In order to obtain such reduced sales charge or to purchase at net asset value, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for the reduced sales charge. Approval of group purchase reduced sales charge plans is subject to the discretion of Smith Barney.

 LETTER OF INTENT

  Class A Shares. A Letter of Intent for amounts of $50,000 or more provides an opportunity for an investor to obtain a reduced sales charge by aggregating investments over a 13 month period, provided that the investor refers to such Letter when placing orders. For purposes of a Letter of Intent, the "Amount of Investment" as referred to in the preceding sales charge table includes (i) all Class A shares of the Fund and other funds of the Smith Barney Mutual Funds offered with a sales charge acquired during the term of the Letter plus (ii) the value of all Class A shares previously purchased and still owned.

SMITH BARNEY
California Municipals Fund Inc.

 PURCHASE OF SHARES (CONTINUED)

Each investment made during the period receives the reduced sales charge appli-cable to the total amount of the investment goal. If the goal is not achieved within the period, the investor must pay the difference between the sales charges applicable to the purchases made and the charges actually paid, or an appropriate number of escrowed shares will be redeemed. The term of the Letter will commence upon the date the Letter is signed, or at the option of the investor, up to 90 days before such date. Please contact a Smith Barney Finan-cial Consultant or TSSG to obtain a Letter of Intent application.

  Class Y Shares. A Letter of Intent may also be used as a way for investors to meet the minimum investment requirement for Class Y shares. Such investors must make an initial minimum purchase of $1,000,000 in Class Y shares of the Fund and agree to purchase a total of $5,000,000 of Class Y shares of the Fund within 6 months from the date of the Letter. If a total investment of $5,000,000 is not made within the six month period, all Class Y shares pur-chased to date will be transferred to Class A shares, where they will be sub-ject to all fees (including a service fee of 0.25%) and expenses applicable to the Fund's Class A shares, which may include a CDSC of 1.00%. Please contact TSSG or a Smith Barney Financial Consultant for further information.

 DEFERRED SALES CHARGE ALTERNATIVES

  "CDSC Shares" are sold at net asset value next determined without an initial sales charge so that the full amount of an investor's purchase payment may be immediately invested in the Fund. A CDSC, however, may be imposed on certain redemptions of these shares. "CDSC Shares" are: (a) Class B shares; (b) Class C shares; and (c) Class A shares which when combined with Class A shares offered with a sales charge currently held by an investor equal or exceed $500,000 in the aggregate.

  Any applicable CDSC will be assessed on an amount equal to the lesser of the cost of the shares being redeemed or their net asset value at the time of redemption. CDSC Shares that are redeemed will not be subject to a CDSC to the extent that the value of such shares represents: (a) capital appreciation of Fund assets; (b) reinvestment of dividends or capital gain distributions; (c) with respect to Class B shares, shares redeemed more than five years after their purchase; or (d) with respect to Class C shares and Class A shares that are CDSC Shares, shares redeemed more than 12 months after their purchase.

SMITH BARNEY
California Municipals Fund Inc.

 PURCHASE OF SHARES (CONTINUED)

  Class C and Class A shares that are CDSC Shares are subject to a 1.00% CDSC if redeemed within 12 months of purchase. In circumstances in which the CDSC is imposed on Class B shares, the amount of the charge will depend on the number of years since the shareholder made the purchase payment from which the amount is being redeemed. Solely for purposes of determining the number of years since a purchase payment, all purchase payments made during a month will be aggre-gated and deemed to have been made on the last day of the preceding Smith Bar-ney statement month. The following table sets forth the rates of the charge for redemptions of Class B shares by shareholders.

      YEAR SINCE PURCHASE
       PAYMENT WAS MADE     CDSC
---------------------------------
      First                 4.50%
      Second                4.00%
      Third                 3.00%
      Fourth                2.00%
      Fifth                 1.00%
      Sixth                 0.00%
      Seventh               0.00%
      Eighth                0.00%
---------------------------------

  Class B shares will convert automatically to Class A shares eight years after the date on which they were purchased and thereafter will no longer be subject to any distribution fees. There will also be converted at that time such pro-portion of Class B Dividend Shares owned by the shareholder as the total number of his or her Class B shares converting at the time bears to the total number of outstanding Class B shares (other than Class B Dividend Shares) owned by the shareholder. Shareholders who held Class B shares of Smith Barney Shearson Short-Term World Income Fund (the "Short-Term World Income Fund") on July 15, 1994 and who subsequently exchange those shares for Class B shares of the Fund will be offered the opportunity to exchange all such Class B shares for Class A shares of the Fund four years after the date on which those shares were deemed to have been purchased. Holders of such Class B shares will be notified of the pending exchange in writing approximately 30 days before the fourth anniversary of the purchase date and, unless the exchange has been rejected in writing, the exchange will occur on or about the fourth anniversary date. See "Prospectus Summary--Alternative Purchase Arrangements--Class B Shares Conversion Feature."

  The length of time that CDSC Shares acquired through an exchange have been held will be calculated from the date that the shares exchanged were ini-

SMITH BARNEY
California Municipals Fund Inc.

 PURCHASE OF SHARES (CONTINUED)

tially acquired in one of the other Smith Barney Mutual Funds, and Fund shares being redeemed will be considered to represent, as applicable, capital appreci-ation or dividend and capital gain distribution reinvestments in such other funds. For Federal income tax purposes, the amount of the CDSC will reduce the gain or increase the loss, as the case may be, on the amount realized on redemption. The amount of any CDSC will be paid to Smith Barney.

  To provide an example, assume an investor purchased 100 Class B shares at $10 per share for a cost of $1,000. Subsequently, the investor acquired 5 addi-tional shares through dividend reinvestment. During the fifteenth month after the purchase, the investor decided to redeem $500 of his or her investment. Assuming at the time of the redemption the net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the amount which represents appreciation ($200) and the value of the reinvested dividend shares ($60). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4.00% (the applicable rate for Class B shares) for a total deferred sales charge of $9.60.

 WAIVERS OF CDSC

  The CDSC will be waived on: (a) exchanges (see "Exchange Privilege"); (b) automatic cash withdrawals in amounts equal to or less than 1.00% per month of the value of the shareholder's shares at the time the withdrawal plan commences (see "Automatic Cash Withdrawal Plan") (provided, however, that automatic cash withdrawals in amounts equal to or less than 2.00% per month of the value of the shareholder's shares will be permitted for withdrawal plans that were established prior to November 7, 1994); (c) redemptions of shares within 12 months following the death or disability of the shareholder; (d) involuntary redemptions; and (e) redemptions of shares in connection with a combination of the Fund with any investment company by merger, acquisition of assets or other-wise. In addition, a shareholder who has redeemed shares from other funds of the Smith Barney Mutual Funds may, under certain circumstances, reinvest all or part of the redemption proceeds within 60 days and receive pro rata credit for any CDSC imposed on the prior redemption.

  CDSC waivers will be granted subject to confirmation (by Smith Barney in the case of shareholders who are also Smith Barney clients or by TSSG in the case of all other shareholders) of the shareholder's status or holdings, as the case may be.

SMITH BARNEY
California Municipals Fund Inc.

 EXCHANGE PRIVILEGE

  Except as otherwise noted below, shares of each Class may be exchanged at the net asset value next determined for shares of the same Class in the following funds of the Smith Barney Mutual Funds, to the extent shares are offered for sale in the shareholder's state of residence. Exchanges of Class A, Class B and Class C shares are subject to minimum investment requirements and all shares are subject to the other requirements of the fund into which exchanges are made and a sales charge differential may apply.

 FUND NAME

 Growth Funds

   Smith Barney Aggressive Growth Fund Inc.

   Smith Barney Appreciation Fund Inc.

   Smith Barney Fundamental Value Fund Inc.

   Smith Barney Growth Opportunity Fund

   Smith Barney Managed Growth Fund

   Smith Barney Special Equities Fund

   Smith Barney Telecommunications Growth Fund

 Growth and Income Funds

   Smith Barney Convertible Fund

   Smith Barney Funds, Inc.--Income and Growth Portfolio

   Smith Barney Funds, Inc.--Utilities Portfolio

   Smith Barney Growth and Income Fund

   Smith Barney Premium Total Return Fund

   Smith Barney Strategic Investors Fund

   Smith Barney Utilities Fund

 Taxable Fixed-Income Funds

 **Smith Barney Adjustable Rate Government Income Fund

   Smith Barney Diversified Strategic Income Fund

  *Smith Barney Funds, Inc.--Income Return Account Portfolio

   Smith Barney Funds, Inc.--Monthly Payment Government Portfolio

 ++Smith Barney Funds, Inc.--Short-Term U.S. Treasury Securities Portfolio

   Smith Barney Funds, Inc.--U.S. Government Securities Portfolio

   Smith Barney Government Securities Fund

   Smith Barney High Income Fund

SMITH BARNEY
California Municipals Fund Inc.

 EXCHANGE PRIVILEGE (CONTINUED)

   Smith Barney Investment Grade Bond Fund

   Smith Barney Managed Governments Fund Inc.

 Tax-Exempt Funds

   Smith Barney Arizona Municipals Fund Inc.

   Smith Barney Florida Municipals Fund

  *Smith Barney Intermediate Maturity California Municipals Fund

  *Smith Barney Intermediate Maturity New York Municipals Fund

  *Smith Barney Limited Maturity Municipals Fund

   Smith Barney Managed Municipals Fund Inc.

   Smith Barney Massachusetts Municipals Fund

   Smith Barney Muni Funds--California Portfolio

  *Smith Barney Muni Funds--Florida Limited Term Portfolio

   Smith Barney Muni Funds--Florida Portfolio

   Smith Barney Muni Funds--Georgia Portfolio

  *Smith Barney Muni Funds--Limited Term Portfolio

   Smith Barney Muni Funds--National Portfolio

   Smith Barney Muni Funds--New Jersey Portfolio

   Smith Barney Muni Funds--New York Portfolio

   Smith Barney Muni Funds--Ohio Portfolio

   Smith Barney Muni Funds--Pennsylvania Portfolio

   Smith Barney New Jersey Municipals Fund Inc.

   Smith Barney New York Municipals Fund Inc.

   Smith Barney Oregon Municipals Fund

   Smith Barney Tax-Exempt Income Fund

 International Funds

   Smith Barney World Funds, Inc.--Emerging Markets Portfolio

   Smith Barney World Funds, Inc.--European Portfolio

   Smith Barney World Funds, Inc.--Global Government Bond Portfolio

   Smith Barney World Funds, Inc.--International Balanced Portfolio

   Smith Barney World Funds, Inc.--International Equity Portfolio

   Smith Barney World Funds, Inc.--Pacific Portfolio

   Smith Barney Precious Metals and Minerals Fund Inc.

 Money Market Funds

 +Smith Barney Exchange Reserve Fund

 ++Smith Barney Money Funds, Inc.--Cash Portfolio

SMITH BARNEY
California Municipals Fund Inc.

 EXCHANGE PRIVILEGE (CONTINUED)

 ++Smith Barney Money Funds, Inc.--Government Portfolio

 **Smith Barney Money Funds, Inc.--Retirement Portfolio

 ++Smith Barney Municipal Money Market Fund, Inc.

 ++Smith Barney Muni Funds--California Money Market Portfolio

 ++Smith Barney Muni Funds--New York Money Market Portfolio
--------------------------------------------------------------------------------

* Available for exchange with Class A, Class C and Class Y shares of the Fund.

** Available for exchange with Class A shares of the Fund.

+ Available for exchange with Class B and Class C shares of the Fund.

++ Available for exchange with Class A and Class Y shares of the Fund.

  Class A Exchanges. Class A shares of Smith Barney Mutual Funds sold without a sales charge or with a maximum sales charge of less than the maximum charged by other Smith Barney Mutual Funds will be subject to the appropriate "sales charge differential" upon the exchange of such shares for Class A shares of a fund sold with a higher sales charge. The "sales charge differential" is lim-ited to a percentage rate no greater than the excess of the sales charge rate applicable to purchases of shares of the mutual fund being acquired in the exchange over the sales charge rate(s) actually paid on the mutual fund shares relinquished in the exchange and on any predecessor of those shares. For pur-poses of the exchange privilege, shares obtained through automatic reinvestment of dividends and capital gains distributions are treated as having paid the same sales charges applicable to the shares on which the dividends or distribu-tions were paid; however, if no sales charge was imposed upon the initial pur-chase of shares, any shares obtained through automatic reinvestment will be subject to a sales charge differential upon exchange.

  Class B Exchanges. In the event a Class B shareholder (unless such shareholder was a Class B shareholder of the Short-Term World Income Fund on July 15, 1994) wishes to exchange all or a portion of his or her shares in any of the funds imposing a higher CDSC than that imposed by the Fund, the exchanged Class B shares will be subject to the higher applicable CDSC. Upon an exchange, the new Class B shares will be deemed to have been purchased on the same date as the Class B shares of the Fund that have been exchanged.

  Class C Exchanges. Upon an exchange, the new Class C shares will be deemed to have been purchased on the same date as the Class C shares of the Fund that have been exchanged.

SMITH BARNEY
California Municipals Fund Inc.

 EXCHANGE PRIVILEGE (CONTINUED)

  Class Y Exchanges. Class Y shareholders of the Fund who wish to exchange all or a portion of their Class Y shares for Class Y shares in any of the funds identified above may do so without imposition of any charge.

  Additional Information Regarding the Exchange Privilege. Although the exchange privilege is an important benefit, excessive exchange transactions can be detrimental to the Fund's performance and its shareholders. SBMFM may deter-mine that a pattern of frequent exchanges is excessive and contrary to the best interests of the Fund's other shareholders. In this event, SBMFM will notify Smith Barney and Smith Barney may, at its discretion, decide to limit addi-tional purchases and/or exchanges by a shareholder. Upon such a determination, Smith Barney will provide notice in writing or by telephone to the shareholder at least 15 days prior to suspending the exchange privilege and during the 15 day period the shareholder will be required to (a) redeem his or her shares in the Fund or (b) remain invested in the Fund or exchange into any of the funds of the Smith Barney Mutual Funds ordinarily available, which position the shareholder would be expected to maintain for a significant period of time. All relevant factors will be considered in determining what constitutes an abusive pattern of exchanges.

  Exchanges will be processed at the net asset value next determined, plus any applicable sales charge differential. Redemption procedures discussed below are also applicable for exchanging shares, and exchanges will be made upon receipt of all supporting documents in proper form. If the account registration of the shares of the fund being acquired is identical to the registration of the shares of the fund exchanged, no signature guarantee is required. A capital gain or loss for tax purposes will be realized upon the exchange, depending upon the cost or other basis of shares redeemed. Before exchanging shares, investors should read the current prospectus describing the shares to be acquired. The Fund reserves the right to modify or discontinue exchange privi-leges upon 60 days' prior notice to shareholders.

 REDEMPTION OF SHARES


  The Fund is required to redeem the shares of the Fund tendered to it, as described below, at a redemption price equal to their net asset value per share next determined after receipt of a written request in proper form at no charge other than any applicable CDSC. Redemption requests received after the close

SMITH BARNEY
California Municipals Fund Inc.

 REDEMPTION OF SHARES (CONTINUED)

of regular trading on the NYSE are priced at the net asset value next determined.

  If a shareholder holds shares in more than one Class, any request for redemp-tion must specify the Class being redeemed. In the event of a failure to spec-ify which Class, or if the investor owns fewer shares of the Class than speci-fied, the redemption request will be delayed until the Fund's transfer agent receives further instructions from Smith Barney, or if the shareholder's account is not with Smith Barney, from the shareholder directly. The redemption proceeds will be remitted on or before the seventh day following receipt of proper tender, except on any days on which the NYSE is closed or as permitted under the 1940 Act in extraordinary circumstances. The Fund anticipates that, in accordance with regulatory changes, beginning on or about June 1, 1995, pay-ment will be made on the third business day after receipt of proper tender. Generally, if the redemption proceeds are remitted to a Smith Barney brokerage account, these funds will not be invested for the shareholder's benefit without specific instruction and Smith Barney will benefit from the use of temporarily uninvested funds. Redemption proceeds for shares purchased by check, other than a certified or official bank check, will be remitted upon clearance of the check, which may take up to ten days or more.

  Shares held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. Shares other than those held by Smith Barney as custodian may be redeemed through an investor's Financial Consultant, Introducing Broker or dealer in the selling group or by submitting a written request for redemption to:

   Smith Barney California Municipals Fund Inc.
   Class A, B, C or Y (please specify)
   c/o The Shareholder Services Group, Inc.
   P.O. Box 9134
   Boston, Massachusetts 02205-9134

  A written redemption request must (a) state the Class and number or dollar amount of shares to be redeemed, (b) identify the shareholder's account number and (c) be signed by each registered owner exactly as the shares are regis-tered. If the shares to be redeemed were issued in certificate form, the cer-tificates must be endorsed for transfer (or be accompanied by an endorsed stock power) and must be submitted to TSSG together with the redemption request. Any signature appearing on a redemption request, share certificate or stock power must

SMITH BARNEY
California Municipals Fund Inc.

 REDEMPTION OF SHARES (CONTINUED)

be guaranteed by an eligible guarantor institution such as a domestic bank, savings and loan institution, domestic credit union, member bank of the Federal Reserve System or member firm of a national securities exchange. TSSG may require additional supporting documents for redemptions made by corporations, executors, administrators, trustees or guardians. A redemption request will not be deemed properly received until TSSG receives all required documents in proper form.

 AUTOMATIC CASH WITHDRAWAL PLAN

  The Fund offers shareholders an automatic cash withdrawal plan, under which shareholders who own shares with a value of at least $10,000 may elect to receive cash payments of at least $50 monthly or quarterly. The withdrawal plan will be carried over on exchanges between funds or Classes of the Fund. Any applicable CDSC will not be waived on amounts withdrawn by a shareholder that exceed 1.00% per month of the value of the shareholder's shares subject to the CDSC at the time the withdrawal plan commences. (With respect to withdrawal plans in effect prior to November 7, 1994, any applicable CDSC will be waived on amounts withdrawn that do not exceed 2.00% per month of the shareholder's shares subject to the CDSC.) For further information regarding the automatic cash withdrawal plan, shareholders should contact a Smith Barney Financial Con-sultant.

 MINIMUM ACCOUNT SIZE


  The Fund reserves the right to involuntarily liquidate any shareholder's account in the Fund if the aggregate net asset value of the shares held in the Fund account is less than $500. (If a shareholder has more than one account in this Fund, each account must satisfy the minimum account size.) The Fund, how-ever, will not redeem shares based solely on market reductions in net asset value. Before the Fund exercises such right, shareholders will receive written notice and will be permitted 60 days to bring accounts up to the minimum to avoid automatic redemption.

SMITH BARNEY
California Municipals Fund Inc.

 PERFORMANCE


 YIELD

  From time to time, the Fund may advertise its 30-day "yield" and "equivalent taxable yield" for each Class of shares. The yield refers to the income gener-ated by an investment in those shares over the 30-day period identified in the advertisement and is computed by dividing the net investment income per share earned by the Class during the period by the maximum public offering price per share on the last day of the period. This income is "annualized" by assuming that the amount of income is generated each month over a one-year period and is compounded semi-annually. The annualized income is then shown as a percentage of the net asset value.

  The equivalent taxable yield demonstrates the yield on a taxable investment necessary to produce an after-tax yield equal to the Fund's tax-exempt yield for each Class. It is calculated by increasing the yield shown for the Class to the extent necessary to reflect the payment of taxes at specified tax rates. Thus, the equivalent taxable yield always will exceed the Fund's yield. For more information on equivalent taxable yields, refer to the table under "Divi-dends, Distributions and Taxes."

 TOTAL RETURN

  From time to time, the Fund may include its total return, average annual total return and current dividend return in advertisements and/or other types of sales literature. These figures are computed separately for Class A, Class B, Class C and Class Y shares of the Fund. These figures are based on histori-cal earnings and are not intended to indicate future performance. Total return is computed for a specific period of time assuming deduction of the maximum sales charge, if any, from the initial amount invested and reinvestment of all income dividends and capital gain distributions on the reinvestment dates at prices calculated as stated in this Prospectus, then dividing the value of the investment at the end of the period so calculated by the initial amount invested and subtracting 100%. The standard average annual total return, as prescribed by the SEC, is derived from this total return, which provides the ending redeemable value. Such standard total return information may also be accompanied with nonstandard total return information for differing periods computed in the same manner but without annualizing the total return or taking sales charges into account. The Fund calculates current dividend return for each Class by annualizing the most recent monthly distribution and dividing by the net asset value of the maximum public offering price (including sales charge) on the last

SMITH BARNEY
California Municipals Fund Inc.

 PERFORMANCE (CONTINUED)

day of the period for which current dividend return is presented. The current dividend return for each Class may vary from time to time depending on market conditions, the composition of its investment portfolio and operating expenses. These factors and possible differences in the methods used in calculating cur-rent dividend return should be considered when comparing a Class' current return to yields published for other investment companies and other investment vehicles. The Fund may also include comparative performance information in advertising or marketing its shares. Such performance information may include date from Lipper Analytical Services, Inc. or similar independent services that monitor the performance of mutual funds or other industry publications. The Fund will include performance data for Class A, Class B, Class C and Class Y shares in any advertisement or information including performance data of the Fund.

 MANAGEMENT OF THE FUND


 BOARD OF DIRECTORS

  Overall responsibility for management and supervision of the Fund rests with the Fund's Board of Directors. The Directors approve all significant agreements between the Fund and the companies that furnish services to the Fund, including agreements with its distributor, investment adviser, administrator, sub-admin-istrator, custodian and transfer agent. The day-to-day operations of the Fund are delegated by the Board to the Fund's investment adviser and sub-administra-tor. The Statement of Additional Information contains background information regarding each Director and executive officer of the Fund.

 INVESTMENT ADVISER

  SBMFM, located at 388 Greenwich Street, New York, New York 10013, serves as the Fund's investment adviser pursuant to a transfer of the advisory agreement, effective November 7, 1994, from its affiliate Mutual Management Corp. (Mutual Management Corp. and SBMFM are both wholly owned subsidiaries of Holdings.) Investment advisory services continue to be provided to the Fund by the same portfolio managers who provided services under the agreement with Mutual Man-agement Corp. SBMFM (through predecessor entities) has been in the investment counseling business since 1934 and is a registered investment adviser. SBMFM renders investment advice to investment companies

SMITH BARNEY
California Municipals Fund Inc.

 MANAGEMENT OF THE FUND (CONTINUED)

that had aggregate assets under management as of March 31, 1995, in excess of $53 billion.

  Subject to the supervision and direction of the Fund's Board of Directors, SBMFM manages the Fund's portfolio in accordance with the Fund's stated invest-ment objective and policies, makes investment decisions for the Fund, places orders to purchase and sell securities and employs professional portfolio man-agers and securities analysts who provide research services to the Fund. For investment advisory services rendered, the Fund pays SBMFM a fee at the follow-ing annual rates of average daily net assets: 0.35% up to $500 million; 0.32% of the value of its average daily net assets in excess of $500 million. For the fiscal year ended February 28, 1995, the SBMFM was paid investment advisory fees equal to 0.35% of the value of the average daily net assets of the Fund.

 PORTFOLIO MANAGEMENT

  Joseph P. Deane, Vice President and Investment Officer of the Fund since November 1, 1988 and an Investment Officer of SBMFM, is responsible for manag-ing the day-to-day operations of the Fund including, making all investment decisions.

  Management's discussion and analysis, and additional performance regarding the Fund during the fiscal year ended February 28, 1995 is included in the Annual Report dated February 28, 1995. A copy of the Annual Report may be obtained upon request and without charge from a Smith Barney Financial Consul-tant or by writing or calling the Fund at the address or phone number listed on page one of this Prospectus.

 ADMINISTRATOR

  SBMFM also serves as the Fund's administrator and oversees all aspects of the Fund's administration. For administration services rendered, the Fund pays SBMFM a fee at the following annual rates of average daily net assets: 0.20% to $500 million and 0.18% of the value of its average daily net assets in excess of $500 million.

SMITH BARNEY
California Municipals Fund Inc.

 MANAGEMENT OF THE FUND (CONTINUED)


 SUB-ADMINISTRATOR--BOSTON ADVISORS

  Boston Advisors, located at One Boston Place, Boston, Massachusetts 02108, serves as the Fund's sub-administrator. Boston Advisors provides investment management, investment advisory and/or administrative services to investment companies that had aggregate assets under management as of March 31, 1995, in excess of $16 billion.

  Boston Advisors calculates the net asset value of the Fund's shares and gen-erally assists SBMFM in all aspects of the Fund's administration and operation. Under a sub-administration agreement dated July 20, 1994, Boston Advisors is paid a portion of the administration fee paid by the Fund to SBMFM at a rate agreed upon from time to time between Boston Advisors and SBMFM. Prior to July 20, 1994, Boston Advisors served as the Fund's administrator.

 DISTRIBUTOR


  Smith Barney is located at 388 Greenwich Street, New York, New York 10013. Smith Barney distributes shares of the Fund as principal underwriter and as such conducts a continuous offering pursuant to a "best efforts" arrangement requiring Smith Barney to take and pay for only such securities as may be sold to the public. Pursuant to a plan of distribution adopted by the Fund under Rule 12b-1 under the 1940 Act (the "Plan"), Smith Barney is paid a service fee with respect to Class A, Class B and Class C shares of the Fund at the annual rate of 0.15% of the average daily net assets of the respective Class. Smith Barney is also paid a distribution fee with respect to Class B and Class C shares at the rate of 0.50% and 0.55%, respectively, of the average daily net assets attributable to those Classes. Class B shares which automatically con-vert to Class A shares eight years after the date of original purchase, will no longer be subject to a distribution fee. The fees are used by Smith Barney to pay its Financial Consultants for servicing shareholder accounts and, in the case of Class B and Class C shares, to cover expenses primarily intended to result in the sale of those shares. These expenses include: advertising expenses; the cost of printing and mailing prospectuses to potential investors; payments to and expenses of Smith Barney Financial Consultants and other per-sons who provide support services in connection with the distribution of shares; interest and/or carrying charges; and indirect and overhead costs of Smith Barney associated

SMITH BARNEY
California Municipals Fund Inc.

 DISTRIBUTOR (CONTINUED)

with the sale of Fund shares, including lease, utility, communications and sales promotion expenses.

  The payments to Smith Barney Financial Consultants for selling shares of a Class include a commission or fee paid by the investor or Smith Barney at the time of sale and, with respect to Class A, Class B and Class C shares, a con-tinuing fee for servicing shareholder accounts for as long as a shareholder remains a holder of that Class. Smith Barney Financial Consultants may receive different levels of compensation for selling different Classes of shares.

  Payments under the Plan are not tied exclusively to the distribution and shareholder service expenses actually incurred by Smith Barney and the payments may exceed distribution expenses actually incurred. The Fund's Board of Direc-tors will evaluate the appropriateness of the Plan and its payment terms on a continuing basis and in so doing will consider all relevant factors, including expenses borne by Smith Barney, amounts received under the Plan and proceeds of the CDSC.

 ADDITIONAL INFORMATION


  The Fund was incorporated under the laws of the State of Maryland on February 17, 1984, and is registered with the SEC as a non-diversified, open-end manage-ment investment company.

  Each Class of the Fund represents an identical interest in the Fund's invest-ment portfolio. As a result, the Classes have the same rights, privileges and preferences, except with respect to: (a) the designation of each Class; (b) the effect of the respective sales charges for each Class; (c) the distribution and/or service fees borne by each Class; (d) the expenses allocable exclusively to each Class; (e) voting rights on matters exclusively affecting a single Class; (f) the exchange privilege of each Class; and (g) the conversion feature of the Class B shares. The Board of Directors does not anticipate that there will be any conflicts among the interests of the holders of the different Clas-ses. The Directors, on an ongoing basis, will consider whether any such con-flict exists and, if so, take appropriate action.

  The Fund does not hold annual shareholder meetings. There normally will be no meetings of shareholders for the purpose of electing Directors unless and until such time as less than a majority of the Directors holding office have been

SMITH BARNEY
California Municipals Fund Inc.

 ADDITIONAL INFORMATION (CONTINUED)

elected by shareholders. The Directors will call a meeting for any purpose upon written request of shareholders holding at least 10% of the Fund's outstanding shares, and the Fund will assist shareholders in calling such a meeting as required by the 1940 Act. When matters are submitted for shareholder vote, shareholders of each Class will have one vote for each full share owned and a proportionate, fractional vote for any fractional share held of that Class. Generally, shares of the Fund will be voted on a Fund-wide basis on all matters except matters affecting only the interests of one Class.

  Boston Safe Deposit and Trust Company is an indirect wholly owned subsidiary of Mellon and is located at One Boston Place, Boston, Massachusetts 02108, and serves as custodian of the Fund's investments.

  TSSG is located at Exchange Place, Boston, Massachusetts 02109, and serves as the Fund's transfer agent.

  The Fund sends to each of its shareholders a semi-annual report and an audited annual report, which include listings of the investment securities held by the Fund at the end of the reporting period. In an effort to reduce the Fund's printing and mailing costs, the Fund plans to consolidate the mailing of its semi-annual and annual reports by household. This consolidation means that a household having multiple accounts with the identical address of record will receive a single copy of each report. Shareholders who do not want this consol-idation to apply to their account should contact their Financial Consultants or the Fund's transfer agent.

                            -----------------------

  No person has been authorized to give any information or to make any repre-sentations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information or representations must not be relied upon as having been authorized by the Fund or the Distribu-tor. This Prospectus does not constitute an offer by the Fund or the Distribu-tor to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

SMITH BARNEY

Aggressive Growth Fund Inc.

Participants

DISTRIBUTOR

Smith Barney Inc.

388 Greenwich Street

New York, New York 10013


INVESTMENT ADVISER

Smith Barney Mutual Funds Management

388 Greenwich Street

New York, New York 10013


ADMINISTRATOR

Smith Barney Mutual Funds Management

388 Greenwich Street

New York, New York 10013


SUB-ADMINISTRATOR

The Boston Company Advisors, Inc.

One Boston Place

Boston, Massachusetts 02108


AUDITORS AND COUNSEL

KPMG Peat Marwick L.L.P.

345 Park Avenue

New York, New York 10054


Willkie Farr & Gallagher

153 East 53rd Street

New York, New York 10022


TRANSFER AGENT

The Shareholder Services

Group, Inc.

Exchange Place

Boston, Massachusetts 02109



CUSTODIAN

Boston Safe Deposit

and Trust Company

One Boston Place

Boston, Massachusetts 02108

                                                                    SMITH BARNEY
                                                                    ------------

                 [LOGO OF SMITH BARNEY A MEMBER OF TRAVELERS GROUP APPEARS HERE]






                                                                    Smith Barney
                                                                      California
                                                                      Municipals
                                                                       Fund Inc.

                                                            388 Greenwich Street
                                                       New York, New York 100013


[LOGO OF RECYCLABLE                                          FUND 14,198,463,478
 PAPER APPEARS HERE]                                                   FD0209 d5

          STATEMENT OF ADDITIONAL INFORMATION DATED OCTOBER 25, 1995

                         Acquisition Of The Assets Of

                             CALIFORNIA PORTFOLIO
                      a separate investment portfolio of
                            SMITH BARNEY MUNI FUNDS
                             388 Greenwich Street
                           New York, New York 10013
                            (800) 224-7523

                       By And In Exchange For Shares Of

                 SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523

          This Statement of Additional Information, relating specifically to the proposed transfer of all or substantially all of the assets of the California Portfolio (the "Acquired Fund") of Smith Barney Muni Funds to Smith Barney California Municipals Funds Inc. (the "Acquiring Fund") in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund, consists of this cover page and the following described documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference.

     1. Statement of Additional Information of Smith Barney California Municipals Fund Inc., dated April 29, 1995, as supplemented on July 11, 1995.

     2. Annual Report of Smith Barney California Municipals Fund Inc. for the fiscal year ended February 28, 1995.

     3. Annual Report of Smith Barney Muni Funds -- California Portfolio for the fiscal year ended March 31, 1995.

     4.   Pro Forma Financial Statements.

          This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement, dated October 25, 1995, relating to the above-referenced matter may be obtained without charge by calling or writing either the Acquiring Fund or the Acquired Fund at the telephone numbers or addresses set forth above or by contacting any Smith Barney Financial Consultant or by calling toll-free (800) 224-7523. This Statement of

Additional Information should be read in conjunction with the Prospectus/Proxy Statement dated October 25, 1995.

          The date of this Statement of Additional Information is October 25, 1995.

                      STATEMENT OF ADDITIONAL INFORMATION
                                      OF
                 SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.
                             DATED APRIL 29, 1995,
                       AS SUPPLEMENTED ON JULY 11, 1995

                 SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.
                                 (the "Fund")

                         Supplement to Prospectus and
                      Statement of Additional Information
                             dated April 29, 1995

          On July 10, 1995, Smith Barney Mutual Funds Management Inc. assumed responsibility for all administrative functions for the Fund, including functions previously performed by The Boston Company Advisors, Inc. ("Boston Advisors"). As of that date, Boston Advisors ceased to serve as sub-administrator to the Fund.

          Also as of July 10, 1995, PNC Bank, National Association ("PNC") assumed responsibility as the custodian for the Fund. As of that date, Boston Safe Deposit and Trust Company, an affiliate of Boston Advisors, ceased to serve as the Fund's custodian. PNC is located at 17th and Chestnut Streets, Philadelphia, Pennsylvania.

__________________________________
Supplement dated July 11, 1995

Smith Barney
CALIFORNIA MUNICIPALS FUND INC.

388 Greenwich Street
New York, New York 10013
(212) 723-9218


  STATEMENT OF ADDITIONAL INFORMATION                 APRIL 29, 1995

  This Statement of Additional Information expands upon and supplements the information contained in the current Prospectus of Smith Barney California Municipals Fund Inc. (the "Fund") dated April 29, 1995, as amended or supplemented from time to time, and should be read in conjunction with the Fund's Prospectus. The Fund's Prospectus may be obtained from your Smith Barney Financial Consultant or by writing or calling the Fund at the address or telephone number set forth above. This Statement of Additional Information, although not in itself a prospectus, is incorporated by reference into the Prospectus in its entirety.

TABLE OF CONTENTS
For ease of reference, the same section headings are used in both the Prospectus and this Statement of Additional Information, except where shown below:

   Management of the Fund..................................................   1
   Investment Objective and Management Policies............................   5
   Municipal Bonds (See in the Prospectus "California Municipal
    Securities")...........................................................  12
   Purchase of Shares......................................................  22
   Redemption of Shares....................................................  23
   Distributor.............................................................  24
   Valuation of Shares.....................................................  25
   Exchange Privilege......................................................  25
   Performance Data (See in the Prospectus "The Fund's Performance").......  26
   Taxes (See in the Prospectus "Dividends, Distributions and Taxes")......  29
   Additional Information..................................................  32
   Financial Statements....................................................  32
   Appendix................................................................ A-1

MANAGEMENT OF THE FUND
The executive officers of the Fund are employees of certain of the organizations that provide services to the Fund. These organizations are as follows:

   NAME                                    SERVICE
   Smith Barney Inc.
    ("Smith Barney")...................... Distributor
   Smith Barney Mutual Funds Management
    Inc.
    ("SBMFM")............................. Investment Adviser and Administrator
   The Boston Company Advisors, Inc.
    ("Boston Advisors")................... Sub-Administrator
   Boston Safe Deposit and Trust Company
    ("Boston Safe")....................... Custodian
   The Shareholder Services Group, Inc.
    ("TSSG"),
    a subsidiary of First Data
    Corporation........................... Transfer Agent

  These organizations and the functions they perform for the Fund are discussed in the Prospectus and in this Statement of Additional Information.

DIRECTORS AND EXECUTIVE OFFICERS OF THE FUND
The names of the Directors and executive officers of the Fund, together with information as to their principal business occupations during the past five years, are set forth below. Each Director who is an "interested person" of the Fund, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), is indicated by an asterisk.

   Herbert Barg, Age 72, Director. Private investor. His address is 273 Montgomery Avenue, Bala Cynwyd, Pennsylvania 19004.

   * Alfred J. Bianchetti, Age 72, Director. Retired; formerly Senior Consultant to Dean Witter Reynolds Inc. His address is 19 Circle End Drive, Ramsey, New Jersey 17466.

   Martin Brody, Age 73, Director. Vice Chairman of the Board of Restaurant Associates Industries Corp.; a Director of Jaclyn, Inc. His address is HMK Associates, Three ADP Boulevard, Roseland, New Jersey 07068.

   Dwight B. Crane, Age 57, Director. Professor, Graduate School of Business Administration, Harvard University; a Director of Peer Review Analysis, Inc. His address is Graduate School of Business Administration, Harvard University, Boston, Massachusetts 02163.

   Burt N. Dorsett, Age 64, Director. Managing Partner of Dorsett, McCabe Management, Inc., an investment counselling firm; Director of Research Corporation Technologies Inc., a non-profit patent-clearing and licensing firm. His address is 201 East 62nd Street, New York, New York 10021.

   Elliot S. Jaffe, Age 68, Director. Chairman of the Board and President of The Dress Barn, Inc. His address is 30 Dunnigan Drive, Suffern New York 10901.

   Stephen E. Kaufman, Age 63, Director. Attorney. His address is 277 Park Avenue, New York, New York 10172.

   Joseph J. McCann, Age 64, Director. Financial Consultant; formerly, Vice President of Ryan Homes, Inc. His address is 200 Oak Park Place, Pittsburgh, Pennsylvania 15243.

   * Heath B. McLendon, Age 61, Chairman of the Board and Investment Officer. Managing Director of Smith Barney, Chairman of the Board of Smith Barney Strategy Advisers Inc. and President of SBMFM; prior to July 1993, Senior Executive Vice President of Shearson Lehman Brothers Inc. ("Shearson Lehman Brothers"); Vice Chairman of Asset Management Division of Shearson Lehman Brothers; a Director of PanAgora Asset Management, Inc. and PanAgora Asset Management Limited. His address is 388 Greenwich Street, New York, New York 10013.

   Cornelius C. Rose, Jr., Age 61, Director. President, Cornelius C. Rose Associates, Inc., financial consultants, and Chairman and Director of Performance Learning Systems, an educational consultant. His address is P.O. Box 335, Fair Oaks, Enfield, New Hampshire 03748.

   James J. Crisona, Age 87, Director emeritus. Attorney; formerly a Justice of the Supreme Court of the State of New York. His address is 118 East 60th Street, New York, New York 10022.

   Jessica M. Bibliowicz, Age 35, President. Executive Vice President of Smith Barney; prior to 1994, Director of Sales and Marketing for Prudential Mutual Funds; prior to 1990, first Vice President Asset Management Division of Shearson Lehman Brothers. Ms. Bibliowicz also serves as President of 40 other mutual funds of the Smith Barney Mutual Funds. Her address is 388 Greenwich Street, New York, New York 10013.

   Joseph P. Deane, Age 47, Vice President and Investment Officer. Investment Officer of SBMFM; prior to July 1993, Managing Director of Shearson Lehman Advisors. Mr. Deane is also an Investment Officer of five other mutual funds of the Smith Barney Mutual funds. His address is 388 Greenwich Street, New York, New York 10013.

   David Fare, Age 32, Investment Officer. Investment Officer of SBMFM; prior to July 1993, Vice President of Shearson Lehman Advisors. Mr. Fare is also an Investment Officer of 4 other mutual funds of the Smith Barney Mutual Funds. His address is 388 Greenwich Street, New York, New York 10013.

   Lewis E. Daidone, Age 37, Senior Vice President and Treasurer. Managing Director of Smith Barney; Director and Senior Vice President of SBMFM. Mr. Daidone also serves as Senior Vice President and Treasurer of 41 other mutual funds of the Smith Barney Mutual Funds. His address is 388 Greenwich Street, New York, NY 10013.

   Christina T. Sydor, Age 44, Secretary. Managing Director of Smith Barney; General Counsel and Secretary of SBMFM. Ms. Sydor also serves as Secretary of 41 other mutual funds of the Smith Barney Mutual Funds. Her address is 388 Greenwich Street, New York, NY 10013.

   As of March 30, 1995, the Directors and officers of the Fund as a group owned less than 1.00% of the outstanding common stock of the Fund.

   No director, officer or employee of Smith Barney or any parent or subsidiary receives compensation from the Fund for serving as an officer or Director of the Fund. The Fund pays each Director who is not an officer, director or employee of Smith Barney or any of its affiliates a fee of $2,000 per annum plus $500 per meeting attended and each Director emeritus who is not an officer, director or employee of Smith Barney or any of its affiliates a fee of $1,000 per annum plus $250 per meeting attended. All Directors are reimbursed for travel and out-of-pocket expenses. For the fiscal year ended February 28, 1995, such fees and expenses totalled $44,641.

   For the fiscal year ended February 28, 1995, the Directors of the Fund were paid the following compensation:

                                                      AGGREGATE COMPENSATION
                               AGGREGATE COMPENSATION FROM THE SMITH BARNEY
       DIRECTOR*                   FROM THE FUND           MUTUAL FUNDS
     Herbert Barg (17)..............   $4,500                $ 77,850
     Alfred J. Bianchetti (12)......    4,500                  38,850
     Martin Brody (20)..............    3,500                 111,675
     Dwight B. Crane (22)...........    4,500                 129,975 Burt N.
     Dorsett (12)...................    2,000                  34,300 Robert
     Frankel(7).....................    3,500                  79,100 Paul
     Hardin(25).....................    3,500                  96,400 Elliot
     S. Jaffe (12)..................    2,000                  33,300 Stephen
     E.  Kaufman (14)...............    4,500                  83,600 Joseph
     J.  McCann (12)................    4,500                  51,100 Heath B.
     McLendon (29)..................     --                      --
     Cornelius C.  Rose, Jr.(12)....    2,000                  33,300
     James J.  Crisona** (10).......    4,000                  67,350

  --------
 * Number of directorships/trusteeships held with other mutual funds of the Smith Barney Mutual Funds.
 ** Director Emeritus. A Director emeritus may attend meetings of the Fund's Board of Directors but has no voting rights at such meetings.

INVESTMENT ADVISER AND ADMINISTRATOR--SBMFM

SBMFM serves as investment adviser to the Fund pursuant to a transfer of the investment advisory agreement effective November 7, 1994 from its affiliate, Mutual Management Corp. (Mutual Management Corp. and SBMFM are both wholly owned subsidiaries of Smith Barney Holdings Inc. ("Holdings").) Holdings is a wholly owned subsidiary of The Travelers Inc. ("Travelers"). The advisory agreement is dated July 30, 1993 (the "Advisory Agreement"), and was first approved by the Board of Directors, including a majority of those Directors who are not "interested persons" of the Fund or SBMFM, on April 7, 1993. The services provided by SBMFM under the Advisory Agreement are described in the Prospectus under "Management of the Fund." SBMFM pays the salary of any officer or employee who is employed by both it and the Fund. SBMFM bears all expenses in connection with the performance of its services.

   As compensation for investment advisory services, the Fund pays SBMFM a fee computed daily and paid monthly at the following annual percentage of the Fund's average daily net assets: 0.35% up to $500 million and 0.32% in excess of $500 million. For the fiscal years ended February 28, 1993, 1994 and 1995, the Fund incurred $1,376,158, $1,761,043 and $1,776,849, respectively, in investment advisory fees.

   SBMFM also serves as administrator to the Fund pursuant to a written agreement dated April 20, 1994 (the "Administration Agreement"), which was most recently approved by the Fund's Board of Directors, including a majority of Directors who are not "interested persons" of the Fund or SBMFM on July 20, 1994. The services provided by SBMFM under the Administration Agreement are described in the Prospectus under "Management of the Fund." SBMFM pays the salary of any officer and employee who is employed by both it and the Fund and bears all expenses in connection with the performance of its services.

   As compensation for administrative services rendered to the Fund, SBMFM receives a fee paid monthly at the following annual percentage of average daily net assets: 0.20% up to $500 million; 0.18% of the next $1 billion; and 0.16% in excess of $1.5 billion. For the fiscal years ended February 28, 1993, 1994 and for the period beginning March 1 through April 20, 1994 the Fund paid Boston Advisors $786,376, $1,005,899, and $141,817, respectively, for in sub-investment advisory and/or administration fees. For the period beginning April 21, 1994 through February 28, 1995, the Fund paid SBMFM $873,148 for administration fees.

SUB-ADMINISTRATOR--BOSTON ADVISORS

   Boston Advisors serves as sub-administrator to the Fund pursuant to a written agreement (the "Sub-Administration Agreement") dated April 20, 1994, which was most recently approved by the Fund's Board of Directors, including a majority of Directors who are not "interested persons" of the Fund or Boston Advisors, on July 20, 1994. Under the Sub-Administration Agreement, Boston Advisors is paid a portion of the administration fee paid by the Fund to SBMFM at a rate agreed upon from time to time between Boston Advisors and SBMFM. Boston Advisors is a wholly owned subsidiary of The Boston Company, Inc. ("TBC"), a financial services holding company, which is in turn a wholly owned subsidiary of Mellon Bank Corporation ("Mellon").

   Prior to April 20, 1994, Boston Advisors served as the Fund's sub-investment adviser and/or administrator. For the fiscal years ended February 28, 1993, 1994 and 1995, the Fund paid Boston Advisors, $786,376, $1,005,899 and $141,817, respectively, in sub-investment advisory and/or administration fees.

   Certain of the services provided to the Fund by Boston Advisors pursuant to the Sub-Administration Agreement are described in the Prospectus under "Management of the Fund." In addition to those services, Boston Advisors maintains office facilities for the Fund, furnishes the Fund with statistical and research data, clerical help and accounting, data processing, bookkeeping, internal auditing and legal services and certain other services required by the Fund, prepares reports to the Fund's shareholders and prepares tax returns and reports to and filings with the Securities and Exchange Commission (the "SEC") and state Blue Sky authorities. Boston Advisors pays the salary of any officer and employee who is employed by both it and the Fund and bears all expenses in connection with the performance of its services.

   The Fund bears expenses incurred in its operations, including: taxes, interest, brokerage fees and commissions, if any; fees of Directors who are not officers, directors, shareholders or employees of Smith Barney, SBMFM or Boston Advisors; SEC fees and state Blue Sky qualification fees; charges of custodian; transfer and dividend disbursing agent fees; certain insurance premiums; outside auditing and legal expenses; costs of maintaining corporate existence; costs of investor services (including allocated telephone and personnel expenses); costs of preparation and printing of prospectuses for regulatory purposes and for distribution to existing shareholders; costs of shareholders' reports and shareholder meetings; and meetings of the officers or Board of Directors of the Fund.

   SBMFM and Boston Advisors have agreed that if in any fiscal year the aggregate expenses of the Fund (including fees payable pursuant to the Advisory Agreement, Administration Agreement and Sub-Administration Agreement, but excluding interest, taxes, brokerage fees paid pursuant to the Fund's services and distribution plan, and, with the prior written consent of the necessary state securities commissions, extraordinary expenses) exceed the expense limitation of any state having jurisdiction over the Fund, SBMFM and Boston Advisors will, to the extent required by state law, reduce their fees by the amount of such excess expenses, such amount to be allocated among them in the proportion their respective fees bear to the aggregate of such fees paid by the Fund. Such fee reductions, if any, will be reconciled on a monthly basis. The most restrictive state limitation currently applicable to the Fund would require SBMFM and Boston Advisors to reduce their fees in any year that such expenses exceed 2.50% of the first $30 million of average daily net assets, 2.00% of the next $70 million and 1.50% of the remaining average daily net assets. No fee reduction was required for the fiscal years ending February 28, 1993, 1994, and 1995.

COUNSEL AND AUDITORS

Willkie Farr & Gallagher serves as legal counsel to the Fund. The Directors who are not "interested persons" of the Fund have selected Stroock & Stroock & Lavan as their legal counsel.

   KPMG Peat Marwick LLP ("Peat Marwick"), independent accountants, 345 Park Avenue, New York, New York 10154, serve as auditors of the Fund and will render an opinion on the Fund's financial statements annually beginning with the fiscal year ending February 28, 1996. Prior to Peat Marwick's appointment, Coopers & Lybrand L.L.P., independent auditors, served as auditors of the Fund and rendered an opinion on the financial statements for the fiscal year ended February 28, 1995.

INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES

The Prospectus discusses the Fund's investment objective and the policies it employs to achieve that objective. The following discussion supplements the description of the Fund's investment policies in the Prospectus. For purposes of this Statement of Additional Information, obligations of non-California municipal issuers, the interest on which is excluded from gross income for Federal income tax purposes, together with obligations of the State of California, local governments in the State of California and certain other municipal issuers such as the Commonwealth of Puerto Rico ("California Municipal Securities"), are collectively referred to as "Municipal Bonds."

RATINGS AS INVESTMENT CRITERIA
In general, the ratings of Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Corporation ("S&P") represent the opinions of those agencies as to the quality of the Municipal Bonds and short-term investments which they rate. It should be emphasized, however, that such ratings are relative and subjective, are not absolute standards of quality and do not evaluate the market risk of securities. These ratings will be used by the Fund as initial criteria for the selection of portfolio securities, but the Fund also will rely upon the independent advice of SBMFM to evaluate potential investments. Among the factors that will be considered are the long-term ability of the issuer to pay principal and interest and general economic trends. To the extent the Fund invests in lower-rated and comparable unrated securities, the Fund's achievement of its investment objective may be more dependent on SBMFM's credit analysis of such securities than would be the case for a portfolio consisting entirely of higher-rated securities. The Appendix contains information concerning the ratings of Moody's and S&P and their significance.

   Subsequent to its purchase by the Fund, an issue of Municipal Bonds may cease to be rated or its rating may be reduced below the rating given at the time the securities were acquired by the Fund. Neither event will require the sale of such Municipal Bonds by the Fund, but SBMFM will consider such event in its determination of whether the Fund should continue to hold the Municipal Bonds. In addition, to the extent that the ratings change as a result of changes in such organizations or their rating systems or due to a corporate restructuring of Moody's or S&P, the Fund will attempt to use comparable ratings as standards for its investments in accordance with its investment objective and policies.

   The Fund generally may invest up to 20% of its total assets in securities rated below A, MIG3 or Prime-1 (P-1) by Moody's or A, SP-2 or A-3 by S&P, or in unrated securities of comparable quality. Such securities (a) will likely have some quality and protective characteristics that, in the judgment of the rating organization, are outweighed by large uncertainties or major risk exposures to adverse conditions and (b) are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation.

   Zero coupon securities involve special considerations. Zero coupon securities are debt obligations which do not entitle the holder to any periodic payments of interest prior to maturity of a specified cash payment date when the securities begin paying current interest (the "cash payment date") and therefore are issued and traded at a discount from their face amounts or par values. The discount varies depending on the time remaining until maturity or cash payment date, prevailing interest rates, liquidity of the security and the perceived credit quality of the issuer. The discount, in the absence of financial difficulties of the issuer, decreases as the final maturity or cash payment date of the security approaches. The market prices of zero coupon securities generally are more volatile than the market prices of other debt securities that pay interest periodically and are likely to respond to changes in interest rates to a greater degree than do debt securities having similar maturities and credit quality. The credit risk factors pertaining to low-rated securities also apply to low-rated zero coupon bonds. Such zero coupon bonds carry an additional risk in that, unlike bonds which pay interest throughout the period to maturity, the Fund will realize no cash until the cash payment date unless a portion of such securities is sold and, if the issuer defaults, the Fund may obtain no return at all on its investment.

   Current Federal income tax laws may require the holder of a zero coupon security to accrue income with respect to that security prior to the receipt of cash payments. To maintain its qualification as a registered investment company and avoid liability for Federal income taxes, the Fund may be required to distribute income accrued with respect to zero coupon securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.

TEMPORARY INVESTMENTS
When the Fund is maintaining a defensive position, the Fund may invest in short-term investments ("Temporary Investments") consisting of: (a) the following tax-exempt securities: notes of municipal issuers having, at the time of purchase, a rating within the three highest grades of Moody's or S&P or, if not rated, having an issue of outstanding Municipal Bonds rated within the three highest grades by Moody's or S&P; and (b) the following taxable securities: obligations of the United States government, its agencies or instrumentalities ("U.S. government securities"), repurchase agreements, other debt securities rated within the three highest grades by Moody's or S&P, commercial paper rated in the highest grade by either of such rating services, and certificates of deposit of domestic banks with assets of $1 billion or more. The Fund may invest in Temporary Investments for defensive reasons in anticipation of a market decline. At no time will more than 20% of the Fund's total assets be invested in Temporary Investments unless the Fund has adopted a defensive investment policy. The Fund intends, however, to purchase tax-exempt Temporary Investments pending the investment of the proceeds of the sale of portfolio securities or shares of the Fund's common stock, or in order to have highly liquid securities available to meet anticipated redemptions. Since commencement of operations, the Fund has not found it necessary to purchase taxable Temporary Investments.

   Repurchase Agreements. The Fund may enter into repurchase agreements with banks which are the issuers of instruments acceptable for purchase by the Fund and with certain dealers on the Federal Reserve Bank of New York's list of reporting dealers. A repurchase agreement is a contract under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price on an agreed-upon date. Under the terms of a typical repurchase agreement, the Fund would acquire an underlying debt obligation for a relatively short period of time (usually not more than seven days) subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Fund's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price. Repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities, the risk of a possible decline in the value of the underlying securities during the period in which the Fund seeks to assert its rights to them, the risk of incurring expenses associated with asserting those rights and the risk of losing all or part of the income from the agreement. In evaluating these potential risks, SBMFM or Boston Advisors, acting under the supervision of the Fund's Board of Directors, reviews on an ongoing basis the value of the collateral and the creditworthiness of those banks and dealers with which the Fund enters into repurchase agreements.

INVESTMENTS IN FINANCIAL FUTURES CONTRACTS AND OPTIONS ON FINANCIAL FUTURES CONTRACTS
The Fund may invest in financial futures contracts and options on financial futures contracts that are traded on a domestic exchange or board of trade. Such investments may be made by the Fund solely for the purpose of hedging against changes in the value of its portfolio securities due to anticipated changes in interest rates and market conditions, and not for purposes of speculation. Further, such investments will be made only in unusual circumstances, such as when SBMFM anticipates an extreme change in interest rates or market conditions.

   Municipal Bond Index Futures Contracts. A municipal bond index futures contract is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specific dollar amount multiplied by the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract was originally written. No physical delivery of the underlying municipal bonds in the index is made. Municipal bond index futures contracts based on an index of 40 tax-exempt, long-term municipal bonds with an original issue size of at least $50 million and a rating of A- or higher by S&P or A or higher by Moody's began trading in mid-1985.

   The purpose of the acquisition or sale of a municipal bond index futures contract by the Fund, as the holder of long-term municipal securities, is to protect the Fund from fluctuations in interest rates on tax-exempt securities without actually buying or selling long-term municipal securities.

   Unlike the purchase or sale of a Municipal Bond, no consideration is paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the broker an amount of cash or cash equivalents equal to approximately 10% of the contract amount (this amount is subject to change by the board of trade on which the contract is traded and members of such board of trade may charge a higher amount). This amount is known as initial margin and is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contract, assuming that all contractual obligations have been satisfied. Subsequent payments, known as variation margin, to and from the broker, will be made on a daily basis as the price of the index fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as marking-to-market. At any time prior to the expiration of the contract, the Fund may elect to close the position by taking an opposite position, which will operate to terminate the Fund's existing position in the futures contract.

   There are several risks in connection with the use of futures contracts as a hedging device. Successful use of futures contracts by the Fund is subject to SBMFM's ability to predict correctly movements in the direction of interest rates. Such predictions involve skills and techniques which may be different from those involved in the management of a long-term municipal bond portfolio. In addition, there can be no assurance that there will be a correlation between movements in the price of the municipal bond index and movements in the price of the Municipal Bonds which are the subject of the hedge. The degree of imperfection of correlation depends upon various circumstances, such as variations in speculative market demand for futures contracts and municipal securities, technical influences on futures trading, and differences between the municipal securities being hedged and the municipal securities underlying the futures contracts, in such respects as interest rate levels, maturities and creditworthiness of issuers. A decision of whether, when and how to hedge involves the exercise of skill and judgment and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected trends in interest rates.

   Although the Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, there is no assurance that a liquid market will exist for the contracts at any particular time. Most domestic futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and, therefore, does not limit potential losses because the limit may prevent the liquidation of unfavorable positions. It is possible that futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses. In such event, it will not be possible to close a futures position and, in the event of adverse price movements, the Fund would be required to make daily cash payments of variation margin. In such circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may partially or completely offset losses on the futures contract. As described above, however, there is no guarantee that the price of Municipal Bonds will, in fact, correlate with the price movements in the municipal bond index futures contract and thus provide an offset to losses on a futures contract.

   If the Fund has hedged against the possibility of an increase in interest rates adversely affecting the value of the Municipal Bonds held in its portfolio and rates decrease instead, the Fund will lose part or all of the benefit of the increased value of the Municipal Bonds it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may, but will not necessarily, be at increased prices which reflect the decline in interest rates. The Fund may have to sell securities at a time when it may be disadvantageous to do so.

   When the Fund purchases municipal bond index futures contracts, an amount of cash and U.S. government securities or other high grade debt securities equal to the market value of the futures contracts will be deposited in a segregated account with the Fund's custodian (and/or such other persons as appropriate) to collateralize the positions and thereby insure that the use of such futures contracts is not leveraged. In addition, the ability of the Fund to trade in municipal bond index futures contracts and options on interest rate futures contracts may be materially limited by the requirements of the Internal Revenue Code of 1986, as amended (the "Code"), applicable to a regulated investment company. See "Taxes" below.

   Options on Financial Futures Contracts. The Fund may purchase put and call options on futures contracts which are traded on a domestic exchange or board of trade as a hedge against changes in interest rates, and may enter into closing transactions with respect to such options to terminate existing positions. The Fund will sell put and call options on interest rate futures contracts only as part of closing sale transactions to terminate its options positions. There is no guarantee that such closing transactions can be effected.

   Options on futures contracts, as contrasted with the direct investment in such contracts, gives the purchaser the right, in return for the premium paid, to assume a position in futures contracts at a specified exercise price at any time prior to the expiration date of the options. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures contract margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on interest rate futures contracts is limited to the premium paid for the option (plus transaction costs). Because the value of the option is fixed at the point of sale, there are no daily cash payments to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net asset value of the Fund.

   There are several risks relating to options on futures contracts. The ability to establish and close out positions on such options will be subject to the existence of a liquid market. In addition, the Fund's purchase of put or call options will be based upon predictions as to anticipated interest rate trends by SBMFM, which could prove to be inaccurate. Even if SBMFM's expectations are correct there may be an imperfect correlation between the change in the value of the options and of the Fund's portfolio securities.

INVESTMENT RESTRICTIONS
The Fund has adopted the following investment restrictions for the protection of shareholders. Restrictions 1 through 7 below may not be changed without the approval of the holders of a majority of the outstanding shares of the Fund, defined as the lesser of (a) 67% of the Fund's shares present at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy or (b) more than 50% of the Fund's outstanding shares. The remaining restrictions may be changed by the Fund's Board of Directors at any time.

   The Fund may not:

   1.Issue senior securities as defined in the 1940 Act and any rules and orders thereunder, except insofar as the Fund may be deemed to have issued senior securities by reason of: (a) borrowing money or purchasing securities on a when-issued or delayed-delivery basis; (b) purchasing or selling futures contracts and options on futures contracts and other similar instruments; and (c) issuing separate classes of shares.

   2.Invest more than 25% of its total assets in securities, the issuers of which are in the same industry. For purposes of this limitation, U.S. government securities and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

   3.Borrow money, except that the Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests which might otherwise require the untimely disposition of securities, in an amount not exceeding 10% of the value of the Fund's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments.

   4.Make loans. This restriction does not apply to: (a) the purchase of debt obligations in which the Fund may invest consistent with its investment objective and policies; (b) repurchase agreements; and (c) loans of its portfolio securities.

   5.Engage in the business of underwriting securities issued by other persons, except to the extent that the Fund may technically be deemed to be an underwriter under the Securities Act of 1933, as amended, in disposing of portfolio securities.

   6.Purchase or sell real estate, real estate mortgages, real estate investment trust securities, commodities or commodity contracts, but this shall not prevent the Fund from: (a) investing in securities of issuers engaged in the real estate business and securities which are secured by real estate or interests therein; (b) holding or selling real estate received in connection with securities it holds; or (c) trading in futures contracts and options on futures contracts.

   7.Purchase any securities on margin (except for such short-term credits as are necessary for the clearance of purchases and sales of portfolio securities) or sell any securities short (except against the box). For purposes of this restriction, the deposit or payment by the Fund of initial or maintenance margin in connection with futures contracts and related options and options on securities is not considered to be the purchase of a security on margin.

   8.Purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

   9.Purchase or sell oil and gas interests.

  10.Invest more than 5% of the value of its total assets in the securities of issuers having a record, including predecessors, of less than three years of continuous operation, except U.S. government securities. For purposes of this restriction, issuers include predecessors, sponsors, controlling persons, general partners, guarantors and originators of underlying assets.

  11.Invest in companies for the purpose of exercising control.

  12.Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.

  13.Engage in the purchase or sale of put, call, straddle or spread options or in the writing of such options, except that the Fund may purchase and sell options on interest rate futures contracts.

   Certain restrictions listed above permit the Fund to engage in investment practices that the Fund does not currently pursue. The Fund has no present intention of altering its current investment practices as otherwise described in the Prospectus and this Statement of Additional Information and any future change in those practices would require Board approval and appropriate notice to shareholders. If a percentage restriction is complied with at the time of an investment, a later increase or decrease in the percentage of assets resulting from a change in the values of portfolio securities or in the amount of the Fund's assets will not constitute a violation of such restriction. In order to permit the sale of the Fund's shares in certain states, the Fund may make commitments more restrictive than the restrictions described above. Should the Fund determine that any such commitment is no longer in the best interests of the Fund and its shareholders, it will revoke the commitment by terminating sales of its shares in the state involved.

PORTFOLIO TRANSACTIONS

Newly issued securities normally are purchased directly from the issuer or from an underwriter acting as principal. Other purchases and sales usually are placed with those dealers from which it appears the best price or execution will be obtained; those dealers may be acting as either agents or principals. The purchase price paid by the Fund to underwriters of newly issued securities usually includes a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers normally are executed at a price between the bid and asked prices. The Fund paid no brokerage commissions for fiscal years ended February 28, 1993, 1994 and 1995.

   Allocation of transactions, including their frequency, to various dealers is determined by SBMFM in its best judgment and in a manner deemed fair and reasonable to shareholders. The primary considerations are availability of the desired security and the prompt execution of orders in an effective manner at the most favorable prices. Subject to these considerations, dealers that provide supplemental investment research and statistical or other services to SBMFM may receive orders for portfolio transactions by the Fund. Information so received enables SBMFM to supplement their own research and analysis with the views and information of other securities firms. Such information may be useful to SBMFM in serving both the Fund and other clients, and, conversely, supplemental information obtained by the placement of business of other clients may be useful to SBMFM in carrying out its obligations to the Fund.

   The Fund will not purchase Municipal Bonds during the existence of any underwriting or selling group relating thereto of which Smith Barney is a member, except to the extent permitted by the SEC. Under certain circumstances, the Fund may be at a disadvantage because of this limitation in comparison with other investment companies which have a similar investment objective but which are not subject to such limitation.

   While investment decisions for the Fund are made independently from those of the other accounts managed by SBMFM, investments of the type the Fund may make also may be made by those other accounts. When the Fund and one or more other accounts managed by SBMFM are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by SBMFM to be equitable to each. In some cases, this procedure may adversely affect the price paid or received by the Fund or the size of the position obtained or disposed of by the Fund.

PORTFOLIO TURNOVER

The Fund's portfolio turnover rate (the lesser of purchases or sales of portfolio securities during the year, excluding purchases or sales of short-term securities, divided by the monthly average value of portfolio securities) generally is not expected to exceed 100%, but the portfolio turnover rate will not be a limiting factor whenever the Fund deems it desirable to sell or purchase securities. Securities may be sold in anticipation of a rise in interest rates (market decline) or purchased in anticipation of a decline in interest rates (market rise) and later sold. In addition, a security may be sold and another security of comparable quality may be purchased at approximately the same time in order to take advantage of what the Fund believes to be a temporary disparity in the normal yield relationship between the two securities. These yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates, such as changes in the overall demand for or supply of various types of tax-exempt securities. For the 1994 and 1995 fiscal years, the Fund's portfolio turnover rate was 76% and 59%, respectively.

MUNICIPAL BONDS

GENERAL INFORMATION
Municipal Bonds generally are understood to include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, refunding of outstanding obligations, payment of general operating expenses and extensions of loans to public institutions and facilities. Private activity bonds that are issued by or on behalf of public authorities to finance various privately operated facilities are included within the term Municipal Bonds if the interest paid thereon qualifies as excluded from gross income (but not necessarily from alternative minimum taxable income) for Federal income tax purposes in the opinion of bond counsel to the issuer.

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   The yield on Municipal Bonds is dependent upon a variety of factors, including general economic and monetary conditions, general money market conditions, general conditions of the Municipal Bond market, the financial condition of the issuer, the size of a particular offering, the maturity of the obligation offered and the rating of the issue.

   Municipal Bonds also are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code, and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations or upon the ability of municipalities to levy taxes. There is also the possibility that, as a result of litigation or other conditions, the power or ability of any one or more issuers to pay, when due, the principal of and interest on its or their Municipal Bonds may be materially affected.

WHEN-ISSUED SECURITIES
The Fund may purchase Municipal Bonds on a "when-issued" basis (i.e., for delivery beyond the normal settlement date at a stated price and yield). The payment obligation and the interest rate that will be received on the Municipal Bonds purchased on a when-issued basis are each fixed at the time the buyer enters into the commitment. Although the Fund will purchase Municipal Bonds on a when-issued basis only with the intention of actually acquiring the securities, the Fund may sell these securities before the settlement date if it is deemed advisable as a matter of investment strategy.

   Municipal Bonds are subject to changes in value based upon the public's perception of the creditworthiness of the issuers and changes, real or anticipated, in the level of interest rates. In general, Municipal Bonds tend to appreciate when interest rates decline and depreciate when interest rates rise. Purchasing Municipal Bonds on a when-issued basis, therefore, can involve the risk that the yields available in the market when the delivery takes place may actually be higher than those obtained in the transaction itself. To account for this risk, a separate account of the Fund consisting of cash or liquid debt securities equal to the amount of the when-issued commitments will be established at the Fund's custodian bank. For the purpose of determining the adequacy of the securities in the account, the deposited securities will be valued at market or fair value. If the market or fair value of such securities declines, additional cash or securities will be placed in the account on a daily basis so the value of the account will equal the amount of such commitments by the Fund. Placing securities rather than cash in the segregated account may have a leveraging effect on the Fund's net assets. That is, to the extent the Fund remains substantially fully invested in securities at the same time it has committed to purchase securities on a when-issued basis, there will be greater fluctuations in its net assets than if it had set aside cash to satisfy its purchase commitments. Upon the settlement date of the when-issued securities, the Fund will meet obligations from then-available cash flow, sale of securities held in the segregated account, sale of other securities or, although it normally would not expect to do so, from the sale of the when-issued securities themselves (which may have a value greater or less than the Fund's payment obligations). Sales of securities to meet such obligations may involve the realization of capital gains, which are not exempt from Federal income taxes or California state personal income tax.

   When the Fund engages in when-issued transactions, it relies on the seller to consummate the trade. Failure of the seller to do so may result in the Fund's incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

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SPECIAL CONSIDERATIONS RELATING TO CALIFORNIA MUNICIPAL SECURITIES

   THE FOLLOWING DISCUSSION OF THE 1993-94 AND 1994-1995 FISCAL YEAR BUDGETS IS BASED IN LARGE PART ON STATEMENTS MADE IN A RECENT "PRELIMINARY OFFICIAL STATEMENT" DISTRIBUTED BY THE STATE OF CALIFORNIA. IN THAT DOCUMENT, THE STATE INDICATED THAT ITS DISCUSSION OF THE 1994-95 FISCAL YEAR BUDGET WAS BASED ON ESTIMATES AND PROJECTIONS OF REVENUES AND EXPENDITURES FOR THE CURRENT FISCAL YEAR AND MUST NOT BE CONSTRUED AS STATEMENTS OF FACT. THE STATE NOTED FURTHER THAT THE ESTIMATES AND PROJECTIONS ARE BASED UPON VARIOUS ASSUMPTIONS WHICH MAY BE AFFECTED BY NUMEROUS FACTORS, INCLUDING FUTURE ECONOMIC CONDITIONS IN THE STATE AND THE NATION, AND THAT THERE CAN BE NO ASSURANCE THAT THE ESTIMATES WILL BE ACHIEVED.

   Since the start of the 1990-91 fiscal year, the State has faced the worst economic, fiscal and budget conditions since the 1930s. Construction, manufacturing (especially aerospace), and financial services, among others, have all been severely affected. Job losses have been the worst of any post-war recession and have continued through the end of 1993. Employment levels are expected to stabilize before net employment starts to increase and pre-recession job levels are not expected to be reached for several more years. Unemployment is expected to remain above 9% through 1994.

   The recession has seriously affected State tax revenues, which basically mirror economic conditions. It has also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund--K-14 education (kindergarten through community college), health, welfare and corrections--growing at rates significantly higher than the growth rates for the principal revenue sources of the General Fund. As a result, the State entered a period of chronic budget imbalance, with expenditures exceeding revenues for four of the last five fiscal years. Revenues declined in 1990-91 over 1989-90, the first time since the 1930s. By June 30, 1993, the State's General Fund had an accumulated deficit, on a budget basis, of approximately $2.8 billion. (Special Funds account for revenues obtained from specific revenue sources, and which are legally restricted to expenditures for specific purposes.) The 1993-94 Budget Act incorporated a Deficit Reduction Plan to repay this deficit over two years. The original budget for 1993-94 reflected revenues which exceeded expenditures by approximately $2.8 billion. As a result of continuing recession, the excess of revenues over expenditures for the fiscal year is now expected to be only about $500 million. Thus, the accumulated budget deficit at June 30, 1994 is now estimated by the Department of Finance to be approximately $2 billion, and the deficit will not be retired by June 30, 1995 as planned. The accumulated budget deficits over the past several years, together with expenditures for school funding which have not been reflected in the budget, and the reduction of available internal borrowable funds, have combined to significantly deplete the State's cash resources to pay ongoing expenses. In order to meet its cash needs, the State has had to rely for several years on a series of external borrowings, including borrowings past the end of a fiscal year.

   The State's tax revenue clearly reflects sharp declines in employment, income and retail sales on a scale not seen in over 50 years. The May 1994 revision to the 1994-95 Governor's Budget (the "May Revision"), released May 20, 1994, assumes that the State will start recovery from recessionary conditions in 1994, with a modest upturn beginning in 1994 and continuing into 1995, a year later than predicted in the May 1993 Department of Finance economic projection. Pre-recession job levels are not expected to be reached until 1997.

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   However, there is growing evidence that California is showing signs of an economic turnaround, and the May Revision is revised upward from the Governor's January Budget forecast. Since the Governor's January Budget forecast, 1993 non-farm employment has been revised upward by 31,000 jobs. Employment in the early months of 1994 has shown encouraging signs of growth, several months sooner than was contemplated in the January Budget forecast. Between December 1993 and April 1994, payrolls are up by 50,000 jobs.

   On January 17, 1994 the Northridge earthquake, measuring an estimated 6.8 on the Richter Scale, struck Los Angeles. Significant property damage to private and public facilities occurred in a four-county area including northern Los Angeles County, Ventura County, and parts of Orange and San Bernadino Counties, which were declared as State and federal disaster areas by January 18. Current estimates of total property damage (private and public) are in the range of $20 billion or more, but these estimates are still subject to change.

   Despite such damage, on the whole, the vast majority of structures in the areas, including large manufacturing and commercial buildings and all modern high-rise offices, survived the earthquake with minimal or no damage, validating the cumulative effect of strict building codes and thorough preparation for such emergency by the State and local agencies.

   Damage to State-owned facilities included transportation corridors and facilities such as Interstate Highways 5 and 10 and State Highways 14, 118 and
210. Most of the major highways (Interstates 5 and 10) have now been reopened. The campus at California State University Northridge (very near the epicenter) suffered an estimated $350 million damage, resulting in the temporary closure of the campus. It reopened using borrowed facilities elsewhere and many temporary structures. There was also some damage to the University of California at Los Angeles and to the Van Nuys State Office Building (now open after a temporary closure). Overall, except for the temporary road and bridge closures, and CSU-Northridge, the earthquake did not and is not expected to significantly affect State government operations.

   The State in conjunction with the federal government is committed to providing assistance to local governments, individuals and businesses suffering damage as a result of the earthquake, as well as to provide for the repair and replacement of State owned facilities. The federal government has provided substantial earthquake assistance. The President immediately allocated some available disaster funds, and Congress has approved additional funds for a total of $9.5 billion of federal funds for earthquake relief, including assistance to homeowners and small businesses, and costs for repair of damaged public facilities. It is now estimated that the overall effect of the earthquake on the regional and State economy will not be serious. The earthquake may have dampened economic activity briefly during late January and February, but the rebuilding efforts are now adding a small measure of stimulus.

   Sectors which are now contributing to California's recovery include construction and related manufacturing, wholesale and retail trade, transportation and several service industries such as amusements and recreation, business services and management consulting. Electronics is showing modest growth and the rate of decline in aerospace manufacturing is slowly diminishing. These trends are expected to continue, and by next year, most of the restructuring in the finance and utilities industries should be nearly completed. As a result of these factors, average 1994 non-farm employment is now forecast to maintain 1993 levels compared to a projected 0.6% decline in the Governor's January Budget forecast. 1995 employment is expected to be up 1.6% compared to 0.7% in the January Budget forecast.

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   The Northridge earthquake resulted in a downward revision of this year's personal income growth--from 4% in the Governor's January Budget forecast to 3.6%. However, this decline is more than explained by the $5.5 billion charge against rental and proprietor's income--equal to 0.8% of total income-- reflecting uninsured damage from the quake. Next year, without the quake's effects, income is projected to grow 6.1% compared to 5% projected in the January Budget forecast. Without the quake's effects, income was little changed in the May Revision compared to the January Budget forecast.

   The housing forecast remains essentially unchanged from the January Budget forecast. Although existing sales have strengthened and subdivision surveys indicated increased new home sales, building permits are up only slightly from recession lows. Gains are expected in the months ahead, but higher mortgage interest rates will dampen the upturn. Essentially, the Northridge earthquake adds a few thousand housing units to the forecast, but this effect is offset by higher interest rates.

   Interest rates represent one of several downside risks to the forecast. The rise in interest rates has occurred more rapidly than contemplated in the Governor's January Budget forecast. In addition to affecting housing, higher rates may also dampen consumer spending, given the high percentage of California homeowners with adjustable-rate mortgages. The May Revision forecast includes a further rise in the Federal Funds rate to nearly 5% by the beginning of 1995. Should rates rise more steeply, housing and consumer spending would be adversely affected.

   The unemployment upturn is still tenuous. The Employment Development Department revised down February's employment gain and March was revised to a small decline. Unemployment rates in California have been volatile since January, ranging from 10.1% to a low of 8.6%, with July's figure at 9%. The small sample size coupled with changes made to the survey instrument in January contributed to this volatility.

1993-94 BUDGET

The Governor's Budget, introduced on January 8, 1993, proposed General Fund expenditures of $37.3 billion, with projected revenues of $39.9 billion. To balance the budget in the face of declining revenues, the Governor proposed a series of revenue shifts from local government, reliance on increased federal aid, and reductions in State spending.

   The May Revision of the governor's budget, released on May 20, 1993, projected the State would have an accumulated deficit of about $2.75 billion by June 30, 1993, essentially unchanged from the prior year. The Governor proposed to eliminate this deficit over an 18-month period. Unlike previous years, the Governor's Budget and May Revision did not calculate a "gap" to be closed, but rather set forth revenue and expenditure forecasts and proposals designed to produce a balanced budget.

   The 1993-94 Budget Act was signed by the Governor on June 30, 1993, along with implementing legislation. The governor vetoed about $71 million in spending. With enactment of the Budget Act, the State carried out its regular cash flow borrowing program for the fiscal year with the issuance of $2 billion of revenue anticipation notes maturing June 28, 1994.

   The 1993-94 Budget Act was predicated on revenue and transfer estimates of $40.6 billion, $400 million below 1992-93 (and the second consecutive year of actual decline). The principal reasons for declining revenue were the continued weak economy and the expiration (or repeal) of three fiscal steps taken in 1991--a half cent temporary sales tax, a deferral of operating loss carryforwards, and repeal by initiative of a sales tax on candy and snack foods.

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


   The 1993-94 Budget Act also assumed Special Fund revenues of $11.9 billion, an increase of 2.9% over 1992-93. The 1993-94 Budget Act included General Fund expenditures of $38.5 billion (a 6.3% reduction from projected 1992-93 expenditures of $41.1 billion), in order to keep a balanced budget within the available revenues. The Budget also included Special Fund expenditures of $12.1 billion, a 4.2% increase. The Budget Act reflected the following major adjustments:

     1. Changes in local government financing to shift about $2.6 billion in property taxes from cities, counties, special districts and redevelopment agencies to school and community college districts. The property tax losses for cities and counties were offset in part by additional sales tax revenues and relief from some state mandated programs. Litigation by local governments challenging this shift has so far been unsuccessful. In November 1993 the voters approved the permanent extension of the 0.5% sales tax for local public safety purposes.

     2. The Budget projected K-12 Proposition 98 funding on a cash basis at the same per-pupil level as 1992-93 by-providing schools a $609 million loan payable from future years' Proposition 98 funds.

     3. The Budget assumed receipt of $692 million in aid to the State from the federal government to offset health and welfare costs associated with foreign immigrants living in the State. About $411 million of this amount was one-time funding. Congress ultimately appropriated only $450 million.

     4. Reduction of $600 million in health and welfare programs.

     5. A 2-year suspension of the renters' tax credit ($390 million expenditure reduction in 1993-94).

     6. Miscellaneous one-time items, including deferral of payment to the Public Employees Retirement Fund ($339 million) and a change in accounting for debt service from accrual to cash basis, saving $107 million.

   Administration reports during the course of the 1993-94 fiscal year have indicated that, although economic recovery appears to have started in the second half of the fiscal year, recessionary conditions continued longer than had been anticipated when the 1993-94 Budget Act was adopted. Overall, revenues for the 1993-94 fiscal year were about $800 million lower than original projections, and expenditures were about $780 million higher, primarily because of higher health and welfare caseloads, lower property taxes, which require greater State support for K-14 education to make up the shortfall, and lower than anticipated federal government payments for immigration-related costs. The most recent reports, however, in May and June 1994, indicated that revenues in the second half of the 1993-94 fiscal year have been very close to the projections made in the Governor's Budget of January 10, 1994, which is consistent with a slow turnaround in the economy.

   During the 1993-94 fiscal year, the State implemented the Deficit Reduction Plan, which was a part of the 1993-94 Budget Act, by issuing $1.2 billion of revenue anticipation warrants in February 1994, maturing December 21, 1994. This borrowing reduced the cash deficit at the end of the 1993-94 fiscal year. Nevertheless, because of the $1.5 billion variance from the original Budget Act assumption, the General Fund ended the fiscal year at June 30, 1994 carrying forward an accumulated deficit of approximately $2 billion. Because of the revenue shortfall and the State's reduced internal borrowing cash resources, in addition to the $1-2 billion of revenue anticipation warrants issued as part of the Deficit Reduction Plan, the State issued an additional $2 billion of revenue anticipation warrants, maturing July 26, 1994, which were needed to fund the State's obligations and expenses through the end of the 1993-94 fiscal year.

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


1994-95 BUDGET

The 1994-95 fiscal year represents the fourth consecutive year the Governor and Legislature were faced with a very difficult budget environment to produce a balanced budget. Many program cuts and budgetary adjustments have already been made in the last three years. The Governor's May Revision to his Budget proposal recognized that the accumulated deficit could not be repaid in one year, and proposed a two-year solution. The May Revision sets forth revenue and expenditure forecasts and revenue and expenditure proposals which result in operating surpluses for the budget for both 1994-95 and 1995-96, and lead to the elimination of the accumulated deficit, estimated at about $2 billion at June 30, 1994 by June 30, 1996.

   The 1994-95 Budget Act, signed by the Governor on July 8, 1994, projects revenues and transfers of $41.9 billion, about $2.1 billion higher than revenues in 1993-94. This reflects the Administration's forecast of an improved economy. Also included in this figure is the projected receipt of about $360 million from the Federal Government to reimburse the State for the cost of incarcerating undocumented immigrants. The State will not know how much the Federal Government will actually provide until the Federal fiscal year 1995 Budget is completed, which is expected to be by October 1994. The Legislature took no action on a proposal in the Governor's January Budget to undertake expansion of the transfer of certain programs to counties, which would also have transferred to counties 0.5% of the State current sales tax. The Budget Act projects Special Fund revenues of $12.1 billion, a decrease of 2.4% from 1993-94 estimated levels.

   The 1994-95 Budget Act projects General Fund expenditures of $40.9 billion, an increase of $1.6 billion over 1993-94. The Budget Act also projects Special Fund expenditures of $13.7 billion, a 5.4% increase over 1993-94 estimated expenditures. The principal features of the Budget Act were the following:

     1. Receipt of additional federal aid in 1994-95 of about $400 million for costs of refugee assistance and medical care for undocumented aliens, thereby offsetting a similar General Fund cost. The State will not know how much of these funds it will receive until the Federal fiscal year 1994 Budget is passed.

     2. Reductions of approximately $1.1 billion in health and welfare programs.

     3. A General Fund increase of approximately $38 million in support for the University of California and $65 million for the California State University. It is anticipated that student fees for the U.C. and the C.S.U. will increase up to 10%.

     4. Proposition 98 funding for K-14 schools is increased by $526 million from the 1993-94 levels, representing an increase for enrollment growth and inflation. Consistent with previous budget agreements, Proposition 98 funding provides approximately $4,217 per student for K-12 schools, equal to the level in the past three years.

     5. Legislation enacted with the Budget Act clarifies laws passed in 1992 and 1993 requiring counties and other local agencies to transfer funds to local school districts, thereby reducing State aid. Some counties had implemented programs providing less moneys to schools if there were redevelopment agencies projects. The legislation bans this method of transfers.

     6. The Budget Act provides funding for anticipated growth in the State's prison inmate population, including provisions for implementing recent legislation (the so-called "Three Strikes" law) which requires mandatory life sentences for certain third-time felony offenders.

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


     7. Additional miscellaneous cuts ($500 million) and fund transfers ($255 million) totalling in the aggregate approximately $755 million.

   The 1994-95 Budget Act contains no tax increases. Under legislation enacted for the 1993-94 Budget, the renters' tax credit was suspended for 1993 and 1994. A ballot proposition to permanently restore the renters' credit after this year failed at the June 1994 election. The Legislature enacted a further one-year suspension of the renters' tax credit, saving about $390 million in the 1995-96 fiscal year. The 1994-95 Budget assumes that the State will use a cash flow borrowing program in 1994-95 which combines one-year notes and warrants. Issuance of the warrants allows the State to defer repayment of approximately $1 billion of its accumulated budget deficit into the 1995-96 fiscal year.

   The State is subject to an annual appropriations limit imposed by Article XIIIB of the State Constitution (the "Appropriations Limit"), and is prohibited from spending "appropriations subject to limitation" in excess of the Appropriations Limit. Article XIIIB, originally adopted in 1979, was modified substantially by Propositions 98 and 111 in 1988 and 1990, respectively. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes", which consist of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees to the extent that such proceeds exceed the reasonable cost of providing the regulation, product or service. The Appropriations Limit is based on the limit for the prior year, adjusted annually for certain changes, and is tested over consecutive two-year periods. Any excess of the aggregate proceeds of taxes received over such two-year period above the combined Appropriation Limits for those two years is divided equally between transfers to K-14 districts and refunds to taxpayers.

   Exempted from the Appropriations Limit are debt service costs of certain bonds, court or federally mandated costs, and, pursuant to Proposition 111, qualified capital outlay projects and appropriations or revenues derived from any increase in gasoline taxes and motor vehicle weight fees above January 1, 1990 levels. Some recent initiatives were structured to create new tax revenues dedicated to specific uses and expressly exempted from the Article XIIIB limits. The Appropriations Limit may also be exceeded in cases of emergency arising from civil disturbance or natural disaster declared by the Governor and approved by two-thirds of the Legislature. If not so declared and approved, the Appropriations Limit for the next three years must be reduced by the amount of the excess.

   Article XIIIB, as amended by Proposition 98 on November 8, 1988, also establishes a minimum level of state funding for school and community college districts and requires that excess revenues up to a certain limit be transferred to schools and community college districts instead of returned to the taxpayers. Determination of the minimum level of funding is based on several tests set forth in Proposition 98. During fiscal year 1991-92 revenues were smaller than expected, thus reducing the payment owed to schools in 1991-92 under alternate "test" provisions. In response to the changing revenue situation, and to fully fund the Proposition 98 guarantee in the 1991-92 and 1992-93 fiscal years without exceeding it, the Legislature enacted legislation to reduce 1991-92 appropriations. The amount budgeted to schools but which exceeded the reduced appropriation was treated as a non-Proposition 98 short-term loan in 1991-92. As part of the 1992-93 Budget, $1.1 billion of the amount budgeted to K-14 schools was designated to "repay" the prior year loan, thereby reducing cash outlays in 1992-93 by that amount. To maintain per-average daily attendance ("ADA") funding, the 1992-93 Budget included loans of $732 million to K-12 schools and $241 million to community colleges, to be repaid from future Proposition 98 entitlements. The 1993-94 Budget

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


also provided new loans of $609 million to K-12 schools and $178 million to community colleges to maintain ADA funding. These loans have been combined with the 1992-93 fiscal year loans into one loan of $1.760 billion, to be repaid from future years' Proposition 98 entitlements, and conditioned upon maintaining current funding levels per pupil at K-12 schools. A Sacramento County Superior Court in California Teachers' Association, et al. v. Gould, et al., has ruled that the 1992-93 loans to K-12 schools and community colleges violate Proposition 98. The impact of the court's ruling on the State budget and funding for schools is unclear and will remain unclear until the Court's written ruling, which is currently being prepared, is issued.

   The 1994-95 Budget Act has appropriated $14.4 billion of Proposition 98 funds for K-14 schools, exceeding the minimum Proposition 98 guaranty by $8 million to maintain K-12 funds per pupil at $4,217. Based upon State revenues, growth rates and inflation factors, the 1994-95 Budget Act appropriations an additional $286 million within Proposition 98 for the 1993-94 fiscal year to reflect a need in appropriations for school district and county officers of education, as well as an anticipated deficiency in special education funding.

   Because of the complexities of Article XIIIB, the ambiguities and possible inconsistencies in its terms, the applicability of its exceptions and exemptions and the impossibility of predicting future appropriations, the Sponsor cannot predict the impact of this or related legislation on the Bonds in the California Trust portfolio. Other Constitutional amendments affecting state and local taxes and appropriations have been proposed from time to time. If any such initiatives are adopted, the State could be pressured to provide additional financial assistance to local governments or appropriate revenues as mandated by such initiatives. Propositions such as Proposition 98 and others that may be adopted in the future, may place increasing pressure on the State's budget over future years, potentially reducing resources available for other State programs, especially to the extent the Article XIIIB spending limit would restrain the State's ability to fund such other programs by raising taxes.

   As of July 1, 1994, the State had over $18.34 billion aggregate amount of its general obligation bonds outstanding. General obligation bond authorizations in the aggregate amount of approximately $5.16 billion remained unissued as of July 1, 1994. The State also builds and acquires capital facilities through the use of lease purchase borrowing. As of June 30, 1994, the State had approximately $5.09 billion of outstanding Lease-Purchase Debt.

   In addition to the general obligation bonds, State agencies and authorities had approximately $21.87 billion aggregate principal amount of revenue bonds and notes outstanding as of March 31, 1993. Revenue bonds represent both obligations payable from State revenue-producing enterprises and projects, which are not payable from the General Fund, and conduit obligations payable only from revenues paid by private users of facilities financed by such revenue bonds. Such enterprises and projects include transportation projects, various public works and exposition projects, education facilities (including the California State University and University of California systems), housing health facilities and pollution control facilities.

   The State is a party to numerous legal proceedings, many of which normally occur in governmental operations. In addition, the State is involved in certain other legal proceedings that, if decided against the State, might require the State to make significant future expenditures or impair future revenue sources. Examples of such cases include challenges to the State's method of taxation of certain businesses, challenges to certain vehicle license fees, and challenges to the State's use of Public Employee Retirement System funds to offset future State and local pension contributions. Other cases which could significantly impact revenue or expenditures involve reimbursement to school districts for voluntary school desegregation and state mandated costs, challenges to Medi-Cal eligibility, recovery for flood damages, and liability for toxic waste cleanup. Because of the prospective nature of these proceedings, it is not presently possible to predict the outcome of such litigation or estimate the potential impact on the ability of the State to pay debt service on its obligations.

   On June 20, 1994, the United States Supreme Court, in two companion cases, upheld the validity of California's prior method of taxing multinational corporations under a "unitary" method of accounting for their worldwide earnings, thus avoiding tax refunds of approximately $1.55 billion by the State, and enabling the State to collect $620 million in previous assessments. Barclays Bank PLC v. Franchise Tax Board concerning foreign corporations, and Colgate-Palmolive v. Franchise Tax Board concerned domestic corporations.

RATINGS

On July 15, 1994, S&P, Moody's, and Fitch Investors Service, Inc. ("Fitch") all downgraded their ratings of California's general obligation bonds. These bonds are usually sold in 20- to 30-year increments and used to finance the construction of schools, prisons, water systems and other projects. The ratings were reduced by S&P from "A+" to "A," by Moody's from "Aa" to "A1," and by Fitch from "AA" to "A." Since 1991, when it had a "AAA" rating, the State's rating has been downgraded three times by all three ratings agencies. All three agencies cite the 1994-95 Budget Act's dependence on a "questionable" federal bailout to pay for the cost of illegal immigrants, the Proposition 98 guaranty of a minimum portion of State revenues for kindergarten through community college, and the persistent deficit requiring more borrowing as reasons for the reduced rating. Another concern was the State's reliance on a standby mechanism which could trigger across-the-board reductions in all State programs, and which could disrupt State operations, particularly in fiscal year 1995-96. However, an S&P spokesman stated that, although the lowered ratings means California is a riskier borrower, S&P anticipates that the State will pay off its debts and not default. There can be no assurance that such ratings will continue for any given period of time or that they will not in the future be further revised.

   As a result of Orange County's Chapter 9 bankruptcy filing on December 6, 1994, Moody's has suspended the County's bond ratings, and S&P has cut its rating of all Orange County debt from "AA-" to "CCC," a level below investment grade and an indication of high risk and uncertainty. Fitch does not rate Orange County bonds. It is anticipated that as Orange County's credit and bond ratings fall, it will have difficulty in getting loans or selling its bonds to raise money. Additionally, the County's bankruptcy filing could affect about 180 municipalities, school districts and other municipal entities which entrusted billions of dollars to Orange County to invest. S&P has informed such entities that they have been placed on negative credit watch, the usual step prior to a downgrade of credit rating.

   The Fund believes the information summarized above describes some of the more significant aspects relating to the California economy. The sources of such information are Preliminary Official Statements and Official Statements relating to the State's general obligation bonds and the State's revenue anticipation notes, or obligation of other issuers located in the State of California, or other publicly available documents.

Although the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects.

   Additional Considerations. With respect to Municipal Securities issued by the State of California and its political sub-divisions, (i.e., California Municipal Obligations) the Fund cannot predict what legislation, if any, may be proposed in the California State Legislature as regards the California State personal income tax status of interest on such obligations, or which proposals, if any, might be enacted. Such proposals, if enacted, might materially adversely affect the availability of California Municipal Obligations for investment by the Fund and the value of the Fund's portfolio. In such an event, the Directors would reevaluate the Fund's investment objective and policies and consider changes in its structure or possible dissolution.

PURCHASE OF SHARES

VOLUME DISCOUNTS

The schedule of sales charges on Class A shares described in the Prospectus applies to purchases made by any "purchaser," which is defined to include the following: (a) an individual; (b) an individual's spouse and his or her children purchasing shares for his or her own account; (c) a trustee or other fiduciary purchasing shares for a single trust estate or single fiduciary account; (d) a pension, profit sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and qualified employee benefit plans of employers who are "affiliated persons" of each other within the meaning of the 1940 Act; (e) tax-exempt organizations enumerated in Section 501(c)(3) or (13) of the Code; and (f) a trustee or other professional fiduciary (including a bank, or an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended) purchasing shares of the Fund for one or more trust estates or fiduciary accounts. Purchasers who wish to combine purchase orders to take advantage of volume discounts should contact a Smith Barney Financial Consultant.

COMBINED RIGHT OF ACCUMULATION
Reduced sales charges, in accordance with the schedule in the Prospectus, apply to any purchase of Class A shares if the aggregate investment in Class A shares of the Fund and in Class A shares of other funds of the Smith Barney Mutual Funds that are offered with a sales charge, including the purchase being made, of any purchaser is $25,000 or more. The reduced sales charge is subject to confirmation of the shareholder's holdings through a check of appropriate records. The Fund reserves the right to terminate or amend the combined right of accumulation at any time after written notice to shareholders. For further information regarding the right of accumulation, shareholders should contact a Smith Barney Financial Consultant.

DETERMINATION OF PUBLIC OFFERING PRICE

The Fund offers its shares to the public on a continuous basis. The public offering price for a Class A and Class Y share of the Fund is equal to the net asset value per share at the time of purchase, plus for Class A shares an initial sales charge based on the aggregate amount of the investment. The public offering price for a Class B and Class C share (and Class A share purchases, including applicable rights of accumulation, equaling or exceeding $500,000), is equal to the net asset value per share at the time of purchase and no sales charge is imposed at the time of purchase. A contingent deferred sales charge ("CDSC"), however, is imposed on certain redemptions of Class B and Class C shares, and Class A shares when purchased in amounts equalling or exceeding $500,000. The method of computation of the public offering price is shown in the Fund's financial statements, incorporated by reference in their entirety into this Statement of Additional Information.

REDEMPTION OF SHARES

The right of redemption may be suspended or the date of payment postponed (a) for any period during which the New York Stock Exchange, Inc. ("NYSE") is closed (other than for customary weekend and holiday closings), (b) when trading in the markets the Fund normally utilizes is restricted, or an emergency exists, as determined by the SEC, so that disposal of the Fund's investments or determination of net asset value is not reasonably practicable or (c) for such other periods as the SEC by order may permit for protection of the Fund's shareholders.

DISTRIBUTIONS IN KIND
If the Board of Directors of the Fund determines that it would be detrimental to the best interests of the remaining shareholders to make a redemption payment wholly in cash, the Fund may pay, in accordance with SEC rules, any portion of a redemption in excess of the lesser of $250,000 or 1.00% of the Fund's net assets by a distribution in kind of portfolio securities in lieu of cash. Securities issued as a distribution in kind may incur brokerage commissions when shareholders subsequently sell those securities.

AUTOMATIC CASH WITHDRAWAL PLAN

An automatic cash withdrawal plan (the "Withdrawal Plan") is available to shareholders who own shares with a value of at least $10,000 and who wish to receive specific amounts of cash monthly and quarterly. Withdrawals of at least $50 may be made under the Withdrawal Plan by redeeming as many shares of the Fund as may be necessary to cover the stipulated withdrawal payment. Any applicable CDSC will not be waived on amounts withdrawn by shareholders that exceed 1.00% per month of the value of a shareholder's shares at the time the Withdrawal Plan commences. (With respect to Withdrawal Plans in effect prior to November 7, 1994, any applicable CDSC will be waived on amounts withdrawn that do not exceed 2.00% per month of the value of the shareholder's shares that are subject to a CDSC). To the extent withdrawals exceed dividends, distributions and appreciation of a shareholder's investment in the Fund, there will be a reduction in the value of the shareholder's investment, and continued withdrawal payments may reduce the shareholder's investment and ultimately exhaust it. Withdrawal payments should not be considered as income from investment in the Fund. Furthermore, as it generally would not be advantageous to a shareholder to make additional investments in the Fund at the same time he or she is participating in the Withdrawal Plan, purchases by such shareholder in amounts of less than $5,000 ordinarily will not be permitted. All dividends and distributions on shares in the Withdrawal Plan are reinvested automatically at net asset value in additional shares of the Fund.

   Shareholders who wish to participate in the Withdrawal Plan and who hold their shares in certificate form must deposit their share certificates with TSSG as agent for Withdrawal Plan members. All other investors should contact a Smith Barney Financial Consultant. For additional information, shareholders should contact a Smith Barney Financial Consultant. Withdrawal Plans, as of November 7, 1994, should be set up with a Smith Barney Financial Consultant. A shareholder who purchases shares directly through TSSG may continue to do so and applications for participation in the Withdrawal Plan must be received by TSSG no later than the eighth day of the month to be eligible for participation beginning with that month's withdrawal.

DISTRIBUTOR

Smith Barney serves as the Fund's distributor on a best efforts basis pursuant to a written agreement (the "Distribution Agreement"), which was most recently approved by the Fund's Board of Directors on July 20, 1994. For the fiscal years ended February 28, 1993, 1994, and 1995, Smith Barney or its predecessor Shearson Lehman Brothers received $1,713,689, $937,828, and $548,572, respectively, in sales charges for the sale of the Fund's Class A shares, and did not reallow any portion thereof to dealers. For the fiscal years ended February 28, 1994 and 1995, the Fund's distributor received $75,150 and $310,446, respectively, representing CDSC on redemption of the Fund's Class B shares.

   When payment is made by the investor before settlement date, unless otherwise noted by the investor, the funds will be held as a free credit balance in the investor's brokerage account, and Smith Barney may benefit from the temporary use of the funds. The investor may designate another use for the funds prior to settlement date, such as an investment in a money market fund (other than the Smith Barney Exchange Reserve Fund) of the Smith Barney Mutual Funds. If the investor instructs Smith Barney to invest in a Smith Barney money market fund, the amount of the investment will be included as part of the average daily net assets of both the Fund and the money market fund, and affiliates of Smith Barney that serve the funds in an investment advisory or administrative capacity will benefit from the fact they are receiving fees from both such investment companies for managing these assets, computed on the basis of their average daily net assets. The Fund's Board of Directors has been advised of the benefits to Smith Barney resulting from these settlement procedures and will take such benefits into consideration when reviewing the Advisory, Administration and Distribution Agreements for continuance.

   For the fiscal year ended February 28, 1995, Smith Barney incurred distribution expense totalling approximately $1,411,000, consisting of approximately $7,000 for advertising, $20,000 for printing and mailing of prospectuses, $480,000 for support services, $784,000 to Smith Barney Financial Consultants, and $120,000 for accruals for interest on the excess of Smith Barney expenses incurred in distribution of the Fund's shares over the sum of the distribution fees and CDSC received by Smith Barney from the Fund.

DISTRIBUTION ARRANGEMENTS
To compensate Smith Barney for the services it provides and for the expense it bears under the Distribution Agreement, the Fund has adopted a services and distribution plan (the "Plan") pursuant to Rule 12b-1 under the 1940 Act. Under the Plan, the Fund pays Smith Barney a service fee, accrued daily and paid monthly, calculated at the annual rate of 0.15% of the value of the Fund's average daily net assets attributable to the Class A, Class B and Class C shares. In addition, the Fund pays Smith Barney a distribution fee with respect to the Class B and Class C shares primarily intended to compensate Smith Barney for its initial expense of paying its Financial Consultants a commission upon sales of those shares. The Class B distribution fee is calculated at the annual rate of 0.50% of the value of the Fund's average net assets attributable to the shares of the Class. The Class C distribution fee is calculated at the annual rate of 0.55% of the value of the Fund's average net assets attributable to the shares of the Class.

   For the period from November 6, 1992 through February 28, 1993, Class A and Class B shares incurred $187,628 and $8,827, respectively, in service fees. For the same period, Class B shares incurred $29,426 in distribution fees. For the fiscal years ended February 28, 1994 and 1995, Class A shares incurred $641,265 and $590,964, respectively in service fees. For the fiscal years ended February 28, 1994 and 1995, the Class B shares incurred $115,317 and $172,009, respectively, in service fees. For the same periods, Class B shares incurred $384,392 and $573,363, respectively, in distribution fees. For the period of November 14, 1994 through February 28, 1995, Class C shares incurred $229 and $838 in service and distribution fees, respectively.

   Under its terms, the Plan continues from year to year, provided such continuance is approved annually by vote of the Fund's Board of Directors, including a majority of the Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in the Distribution Agreement (the "Independent Directors"). The Plan may not be amended to increase the amount of the service and distribution fees without shareholder approval, and all amendments of the Plan also must be approved by the Directors and Independent Directors in the manner described above. The Plan may be terminated with respect to a Class at any time, without penalty, by vote of a majority of the Independent Directors or by vote of a majority of the outstanding voting securities of the Class (as defined in the 1940 Act). Pursuant to the Plan, Smith Barney will provide the Board of Directors periodic reports of the amounts expended under the Plan and the purpose for which such expenditures were made.

VALUATION OF SHARES

Each Class' net asset value per share is calculated on each day, Monday through Friday, except days on which the NYSE is closed. The NYSE currently is scheduled to be closed on New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas, and on the preceding Friday or subsequent Monday when one of these holidays falls on a Saturday or Sunday, respectively. Because of the differences in distribution fees and Class-specific expenses, the per share net asset value of each Class may differ. The following is a description of the procedures used by the Fund in valuing its assets.

   The valuation of the Fund's assets is made by Boston Advisors after consultation with an independent pricing service (the "Service") approved by the Fund's Board of Directors. When, in the judgment of the Service, quoted bid prices for investments are readily available and representative of the bid side of the market, these investments are valued at the mean between the quoted bid and asked prices. Investments for which, in the judgment of the Service, there is no readily obtainable market quotation (which may constitute a majority of the portfolio securities) are carried at fair value as determined by the Service. For the most part, such investments are liquid and may be readily sold. The Service may employ electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the Service are reviewed periodically by the officers of the Fund under the general supervision and responsibility of the Board of Directors, which may replace any such Service at any time if it determines it to be in the best interest of the Fund to do so.

EXCHANGE PRIVILEGE

Except as noted below, shareholders of certain funds of the Smith Barney Mutual Funds may exchange all or part of their shares for shares of the same class of other funds in the Smith Barney Mutual Funds, to the extent such shares are offered for sale in the shareholder's state of residence, on the basis of relative net asset value per share at the time of exchange as follows:

  A. Class A shares of any fund purchased with a sales charge may be exchanged for Class A shares of any of the other funds, and the sales charge differential, if any, will be applied. Class A shares of any fund may be exchanged without a sales charge for shares of the funds that are offered without a sales charge. Class A shares of any fund purchased without a sales charge may be exchanged for shares sold with a sales charge, and the appropriate sales charge differential will be applied.

  B. Class A shares of any fund acquired by a previous exchange of shares purchased with a sales charge may be exchanged for Class A shares of any of the other funds, and the sales charge differential, if any, will be applied.

  C. Class B shares of any fund may be exchanged without a sales charge. Class B shares of the Fund exchanged for Class B shares of another fund will be subject to the higher applicable CDSC of the two funds and, for purposes of calculating CDSC rates and conversion periods, will be deemed to have been held since the date the shares being exchanged were purchased.

   Dealers other than Smith Barney must notify TSSG of the investor's prior ownership of Class A shares of Smith Barney High Income Fund and the account number in order to accomplish an exchange of shares of the Smith Barney High Income Fund under paragraph B above.

   The exchange privilege enables shareholders to acquire shares of the same Class in a fund with different investment objectives when they believe that a shift between funds is an appropriate investment decision. This privilege is available to shareholders residing in any state in which the fund shares being acquired may legally be sold. Prior to any exchange, the shareholder should obtain and review a copy of the current prospectus of each fund into which an exchange is being considered. Prospectuses may be obtained from a Smith Barney Financial Consultant.

   Upon receipt of proper instructions and all necessary supporting documents, shares submitted for exchange are redeemed at the then-current net asset value and, subject to any applicable CDSC, the proceeds immediately invested, at a price as described above, in shares of the fund being acquired. Smith Barney reserves the right to reject any exchange request. The exchange privilege may be modified or terminated at any time after written notice to shareholders.

PERFORMANCE DATA

From time to time, the Fund may quote yield or total return of a Class in advertisements or in reports and other communications to shareholders. The Fund may include comparative performance information in advertising or marketing the Fund's shares. Such performance information may be included in the following financial publications: Barron's, Business Week, CDA Investment Technologies, Inc., Changing Times, Forbes, Fortune, Institutional Investor, Investors Daily, Money, Morningstar Mutual Fund Values, The New York Times, USA Today and The Wall Street Journal. To the extent any advertisement or sales literature of the Fund describes the expenses or performance of any Class, it will also disclose such information for the other Classes.

YIELD
A 30-day yield figure described below is calculated according to a formula prescribed by the SEC. The formula can be expressed as follows:

                         YIELD = 2 [(a-b + 1)/6/ - 1]
                                     ---
                                     cd

   Where:   a   = dividends and interest earned during the period
            b   = expenses accrued for the period (net of reimbursement).
            c   = the average daily number of shares outstanding during the period that were entitled to receive dividends.
            d   = the maximum offering price per share on the last day of the period.

   For the purpose of determining the interest earned (variable "a" in the formula) on debt obligations that were purchased by the Fund at a discount or premium, the formula generally calls for amortization of the discount or premium; the amortization schedule will be adjusted monthly to reflect changes in the market values of the debt obligations.

   The Fund's equivalent taxable 30-day yield for a Class of shares is computed by dividing that portion of the Class' 30-day yield which is tax-exempt by one minus a stated income tax rate and adding the product to that portion, if any, of the Class' yield that is not tax-exempt.

   The yield on municipal securities is dependent upon a variety of factors, including general economic and monetary conditions, conditions of the municipal securities market, size of a particular offering, maturity of the obligation offered and rating of the issue. Investors should recognize that in periods of declining interest rates the Fund's yield for each Class of shares will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates the Fund's yield for each Class of shares will tend to be somewhat lower. In addition, when interest rates are falling, the inflow of net new money to the Fund from the continuous sale of its shares will likely be invested in portfolio instruments producing lower yields than the balance of the Fund's portfolio, thereby reducing the current yield of the Fund. In periods of rising interest rates, the opposite can be expected to occur.

   The Fund's yield for Class A and Class B shares for the 30-day period ended February 28, 1995 was 5.18% and 4.87%, respectively. The equivalent taxable yield for the same period was 8.27% and 7.78%, respectively, assuming the payment of Federal income taxes at a rate of 31% and California income taxes at a rate of 9.30%.

AVERAGE ANNUAL TOTAL RETURN
"Average annual total return" figures, as described below, are computed according to a formula prescribed by the SEC. The formula can be expressed as follows:

                                P(1 + T)n = ERV

   Where: P     = a hypothetical initial payment of $1,000.
          T     = average annual total return.
          n     = number of years.
          ERV   = Ending Redeemable Value of a hypothetical $1,000 investment made at the beginning of a 1-, 5- or 10-year period at the end of a 1-, 5- or 10-year period (or fractional portion
                  thereof), assuming reinvestment of all dividends and distri-
                  butions.

   The following total return figures assume that the maximum 4.00% sales charge has been deducted from the investment at the time of purchase and have been restated to show the change in the maximum sales charge. The Fund's average annual total returns for the Class A shares were as follows for the periods indicated:

  (1.64)% for the one-year period beginning on March 1, 1994 through February
          28, 1995.

  7.23% per annum during the five-year period beginning on March 1, 1990 through February 28, 1995; and

  8.92% per annum during the ten-year period beginning March 1, 1985 through February 28, 1995, including any fee waivers which occurred during the period. Had fee waivers not been included in the calculation the Fund's average annual total return for Class A shares during the same period would be 8.16%.

   These Fund's average total return for Class B shares assuming the maximum applicable CDSC was for the periods indicated:

 (2.40)% for the one-year period beginning on March 1, 1994 through February
         28, 1995.

  5.99% per annum during the period from commencement (November 6, 1992) through February 28, 1995.

   The Fund's average total return for Class B shares without the CDSC was as follows for the periods indicated:

  1.89% for the one-year period beginning March 1, 1994 through February 28, 1995.

  7.15% per annum during the period from commencement (November 6, 1992) through February 28, 1995.

AGGREGATE TOTAL RETURN
Aggregate total return figures, as described below, represent the cumulative change in the value of an investment in the Class for the specified period and are computed by the following formula:

                                     ERV-P
                                     -----
                                       P

   Where: P     = a hypothetical initial payment of $10,000.
          ERV   = Ending Redeemable Value of a hypothetical $10,000 investment made at the beginning of a 1-, 5- or 10-year period at the end of the 1-, 5- or 10-year period (or fractional portion thereof), assuming reinvestment of all dividends and distri-
                  butions.

   The aggregate total returns for the Class A shares were as follows for the periods indicated:

   2.46% for the one-year period beginning March 1, 1994 through February 28, 1995;

  47.67% for the five-year period beginning March 1, 1990 through February 28, 1995; and

 144.89% for the ten-year period beginning March 1, 1985 through February 28, 1995.

   These aggregate total return figures do not assume that the maximum 4.00% sales charge has been deducted from the investment at the time of purchase. If the sales charge had been deducted at the time of purchase, the aggregate total return for its Class A shares for those same periods would have been (1.64)%, 41.77% and 135.10%, respectively. The total return figures have been restated to show the change in the maximum sales charge.

  The aggregate total return for Class B shares for the periods indicated were as follows:

   1.89% for the period from March 1, 1994 through February 28, 1995.

  17.35% for the period from November 6, 1992 (commencement of operations) through February 28, 1995.

  These figures do not assume that the maximum 4.50% CDSC assessed by the Fund has been deducted from the investment at the time of purchase. If the maximum CDSC had been deducted at the time of purchase, the Fund's aggregate total return for the same periods would have been (2.40)% and 14.43%, respectively.

  The aggregate total return for Class C shares was 11.72% for the period beginning November 14, 1994 through February 28, 1995. This figure does not assume that the maximum 1.00% CDSC assessed by the Fund has been deducted from the investment at the time of the purchase. If the maximum CDSC had been deducted at the time of the purchase, the Fund's aggregate total return for the same period would have been 10.72%.

   Performance will vary from time to time depending upon market conditions, the composition of the Fund's portfolio and operating expenses and the expenses exclusively attributable to the Class. Consequently, any given performance quotation should not be considered representative of the Class' performance for any specified period in the future. Because the performance will vary, it may not provide a basis for comparing an investment in the Class with certain bank deposits or other investments that pay a fixed yield for a stated period of time. Investors comparing a Class' performance with that of other mutual funds should give consideration to the quality and maturity of the respective investment companies' portfolio securities.

   It is important to note that the total return figures set forth above are based on historical earnings and are not intended to indicate future performance. Each Class' net investment income changes in response to fluctuation in interest rates and the expenses of the Fund.

TAXES

The following is a summary of selected Federal income tax considerations that may affect the Fund and its shareholders. The summary is not intended as a substitute for individual tax advice and investors are urged to consult their own tax advisors as to the tax consequences of an investment in the Fund.

   As described above and in the Prospectus, the Fund is designed to provide investors with current income which is excluded from gross income for Federal income tax purposes and exempt from California state personal income taxes. The Fund is not intended to constitute a balanced investment program and is not designed for investors seeking capital gains or maximum tax-exempt income irrespective of fluctuations in principal. Investment in the Fund would not be suitable for tax-exempt institutions, qualified retirement plans, H.R. 10 plans and individual retirement accounts because such investors would not gain any additional tax benefit from the receipt of tax-exempt income.

   The Fund has qualified and intends to continue to qualify each year as a "regulated investment company" under the Code. Provided that the Fund (a) qualifies as a regulated investment company and (b) distributes at least 90% of its taxable net investment income and net realized short-term capital gains and 90% of its tax-exempt interest income (reduced by certain expenses), the Fund will not be liable for Federal and California state income or franchise taxes to the extent its taxable net investment income and its net realized short-and long-term capital gains, if any, are distributed to its shareholders. Any such taxes paid by the Fund would reduce the amount of income and gains available for distribution to shareholders.

   Because the Fund will distribute exempt-interest dividends, interest on indebtedness incurred by a shareholder to purchase or carry Fund shares is not deductible for Federal and California state income tax purposes. If a shareholder receives exempt-interest dividends with respect to any share and if such share is held by the shareholder for six months or less, then for Federal and California state income tax purposes, any loss on the sale or exchange of such share, to the extent of such exempt-interest dividend, may be disallowed. In addition, the Code may require a shareholder, if he or she receives exempt-interest dividends, to treat as taxable income a portion of certain otherwise non-taxable social security and railroad retirement benefit payments. Furthermore, that portion of any exempt-interest dividends paid by the Fund which represents income derived from private activity bonds held by the Fund may not retain its Federal tax-exempt status in the hands of a shareholder who is a "substantial user" of a facility financed by such bonds or a "related person" thereof. Similar rules are applicable for California state personal income tax purposes. Moreover, as noted in the Fund's Prospectus, (a) some or all of the Fund's dividends and distributions may be a specific tax preference item, or a component of an adjustment item, for purposes of the Federal individual and corporate alternative minimum taxes and
(b) the receipt of the Fund's dividends and distributions may affect a corporate shareholder's Federal "environmental" tax liability. In addition, the receipt of Fund dividends and distributions may affect a foreign corporate shareholder's Federal "branch profits" tax liability and the Federal and California state "excess net passive income" tax liability of a shareholder of a Subchapter S corporation. Shareholders should consult their own tax advisors as to whether they are (a) substantial users with respect to a facility or related to such users within the meaning of the Code and (b) subject to a Federal alternative minimum tax, the Federal environmental tax, the Federal branch profits tax or the Federal and California state excess net passive income tax.

   As described above and in the Fund's Prospectus, the Fund may invest in exchange-traded municipal bond index futures contracts and options on interest rates futures contracts. The Fund anticipates that these investment activities will not prevent the Fund from qualifying as a regulated investment company. As a general rule, these investment activities will increase or decrease the amount of long-and short-term capital gains or losses realized by the Fund and, accordingly, will affect the amount of capital gains distributed to the Fund's shareholders.

   For Federal and California state income tax purposes, gain or loss on the futures contracts and options described above (collectively referred to herein as "section 1256 contracts") is taxed pursuant to a special "mark-to-market system." Under the mark-to-market system, these instruments are treated as if sold at the Fund's fiscal year end for their fair market value. As a result, the Fund will be recognizing gains or losses before they are actually realized. As a general rule, gain or loss on section 1256 contracts is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, and, accordingly, the mark-to-market system generally will affect the amount of capital gains or losses taxable to the Fund and the amount of distributions taxable to a shareholder. Moreover, if the Fund invests in both section 1256 contracts and offsetting positions in such contracts which together constitute a straddle, then the Fund may be required to defer certain realized losses. The Fund expects that its activities with respect to section 1256 contracts and offsetting positions in such contracts will not cause it to be treated as recognizing a materially greater amount of capital gains than actually realized and will permit it to use substantially all of the losses of the Fund for the fiscal years in which such losses actually occur.

   While the Fund does not expect to realize a significant amount of net long-term capital gains, any such gains realized by the Fund will be distributed annually as described in the Prospectus. Such distributions

("capital gain dividends") will be taxable to shareholders as long-term capital gains, regardless of how long they have held Fund shares, and will be designated as capital gain dividends in a written notice mailed to shareholders after the close of the Fund's taxable year. If a shareholder receives a capital gain dividend with respect to any share and if the share has been held by the shareholder for six months or less, then any loss (to the extent not disallowed pursuant to the other six-month rule described above relating to exempt-interest dividends) on the sale or exchange of such share will be treated as a long-term capital loss to the extent of the capital gain dividend.

   If a shareholder incurs a sales charge when acquiring shares of the Fund, disposes of those shares within 90 days and then acquires shares in a mutual fund for which the otherwise applicable sales charge is reduced by reason of a reinvestment right (i.e., exchange privilege), the original sales charge will not be taken into account when computing gain or loss on the original shares to the extent the subsequent sales charge is reduced. Instead, it will be added to the tax basis in the newly acquired shares. The portion of the original sales charge that does not increase the shareholder's tax basis in the original shares will be treated as incurred with respect to the second acquisition and, as a general rule, will increase the shareholder's tax basis in the newly acquired shares. Furthermore, the same rule also applies to a disposition of the newly acquired shares made within 90 days of the second acquisition. This provision prevents a shareholder from immediately deducting the sales charge by shifting his or her investment in a family of mutual funds.

   Each shareholder will receive after the close of the calendar year an annual statement as to the Federal income tax and California state personal income tax status of his or her dividends and distributions from the Fund for the prior calendar year. Dividends attributable to California Municipal Securities and any other obligations which, when held by an individual, the interest therefrom would be exempt from taxation by California, will be exempt from California state personal income taxation ("California exempt-interest dividends"). Any dividends attributable to interest on municipal obligations that are not California Municipal Securities generally will be taxable as ordinary dividends for California state personal income tax purposes even if such dividends are excluded from gross income for Federal income tax purposes. These statements also will designate the amount of exempt-interest dividends that is a specific preference item for purposes of the Federal individual and corporate alternative minimum taxes. Each shareholder also will receive, if appropriate, various written notices after the close of the Fund's prior taxable year as to the Federal income tax status of his or her dividends and distributions which were received from the Fund during the Fund's prior taxable year. Shareholders should consult their tax advisors as to any other state and local taxes that may apply to these dividends and distributions. The dollar amount of dividends excluded or exempt from Federal income taxation or California state personal income taxation and the dollar amount subject to Federal income taxation or California state personal income taxation, if any, will vary for each shareholder depending upon the size and duration of each shareholder's investment in the Fund. In the event the Fund earns taxable net investment income, it intends to designate as taxable dividends the same percentage of each day's dividend as its actual taxable net investment income bears to its total net investment income earned for the year.

   Investors considering buying shares of the Fund just prior to a record date for a capital gain distribution should be aware that, regardless of whether the price of the Fund shares to be purchased reflects the amount of the forthcoming distribution payment, any such payment will be a taxable distribution payment.

   If a shareholder fails to furnish the Fund with a correct taxpayer identification number, fails to fully report dividend or interest income or fails to certify to the Fund that he or she has provided a correct taxpayer identification number and that he or she is not subject to "backup withholding," then the shareholder may be subject to a 31% backup withholding tax with respect to (a) any taxable dividends and distributions and (b) the proceeds of any redemption of Fund shares. An individual's taxpayer identification number is his or her social security number. The backup withholding tax is not an additional tax and may be credited against a shareholder's regular Federal income tax liability.

   The foregoing is only a summary of certain tax considerations generally affecting the Fund and its shareholders, and is not intended as a substitute for careful tax planning. Further, it should be noted that, for California state tax purposes, the portion of any Fund dividends constituting California exempt-interest dividends is exempt from income for California state personal income tax purposes only. Dividends (including California exempt-interest dividends) paid to shareholders subject to California state franchise tax or California state corporate income tax may therefore be taxed as ordinary dividends to such shareholders, notwithstanding that all or a portion of such dividends is exempt from California state personal income tax. Potential shareholders in the Fund, including, in particular, corporate shareholders which may be subject to either California franchise tax or California corporate income tax, should consult their tax advisors with respect to (a) the application of such corporate and franchise taxes to the receipt of Fund dividends and as to their own California state tax situation in general, (b) the application of other state and local taxes to the receipt of Fund dividends and distributions and (c) their own specific tax situations.

ADDITIONAL INFORMATION

The Fund was incorporated on February 17, 1984 under the name Shearson California Municipals Inc. On December 15, 1988, November 19, 1992, July 30, 1993 and October 14, 1994, the Fund changed its name to SLH California Municipals Fund Inc., Shearson Lehman Brothers California Municipals Fund Inc., Smith Barney Shearson California Municipals Fund Inc. and Smith Barney California Municipals Fund Inc., respectively.

   Boston Safe, an indirect wholly owned subsidiary of Mellon, is located at One Boston Place, Boston, Massachusetts 02108, and serves as the custodian of the Fund. Under the custody agreement with the Fund, Boston Safe holds the Fund's portfolio securities and keeps all necessary accounts and records. For its services, Boston Safe receives a monthly fee based upon the month-end market value of securities held in custody and also receives certain securities transaction charges. The assets of the Fund are held under bank custodianship in compliance with the 1940 Act.

   TSSG is located at Exchange Place, Boston, Massachusetts 02109, serves as the Fund's transfer agent. Under the transfer agency agreement, TSSG maintains the shareholder account records for the Fund, handles certain communications between shareholders and the Fund and distributes dividends and distributions payable by the Fund. For these services, TSSG receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Fund during the month, and is reimbursed for certain out-of-pocket expenses.

FINANCIAL STATEMENTS

The Fund's Annual and Semi-Annual Reports for the fiscal year ended February 28, 1995 and semi-annual period ended August 31, 1994 accompany this Statement of Additional Information and are incorporated herein by reference in their entirety.

APPENDIX A

Description of S&P and Moody's ratings:
S&P RATINGS FOR MUNICIPAL BONDS
S&P's Municipal Bond Ratings cover obligations of states and political subdivisions. Ratings are assigned to general obligation and revenue bonds. General obligation bonds are usually secured by all resources available to the municipality and the factors outlined in the rating definitions below are weighed in determining the rating. Because revenue bonds in general are payable from specifically pledged revenues, the essential element in the security for a revenue bond is the quantity and quality of the pledged revenues available to pay debt service.

   Although an appraisal of most of the same factors that bear on the quality of general obligation bond credit is usually appropriate in the rating analysis of a revenue bond, other factors are important, including particularly, the competitive position of the municipal enterprise under review and the basic security covenants. Although a rating reflects S&P's judgment as to the issuer's capacity for the timely payment of debt service, in certain instances it may also reflect a mechanism or procedure for an assured and prompt cure of a default, should one occur, i.e., an insurance program, Federal or state guarantee or the automatic withholding and use of state aid to pay the defaulted debt service.

AAA
   Prime--These are obligations of the highest quality. They have the strongest capacity for timely payment of debt service.

   General Obligation Bonds--In a period of economic stress, the issuers will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Quality of management appears superior.

   Revenue Bonds--Debt service coverage has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong, due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate covenant, earnings test for issuance of additional bonds and debt service reserve requirements) are rigorous. There is evidence of superior management.

AA
   High Grade--The investment characteristics of general obligation and revenue bonds in this group are only slightly less marked than those of the prime quality issues. Bonds rated "AA" have the second strongest capacity for payment of debt service.

A
   Good Grade--Principal and interest payments on bonds in this category are regarded as safe. This rating describes the third strongest capacity for payment of debt service. It differs from the two higher ratings because:

   General Obligation Bonds--There is some weakness, either in the local economic base, in debt burden, in the balance between revenues and expenditures, or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some future date.

   Revenue Bonds--Debt service coverage is good, but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate.

BBB
   Medium Grade--Of the investment grade ratings, this is the lowest.

   General Obligation Bonds--Under certain adverse conditions, several of the above factors could contribute to a lesser capacity for payment of debt service. The difference between "A" and "BBB" ratings is that the latter shows more than one fundamental weakness, or one very substantial fundamental weakness, whereas the former shows only one deficiency among the factors considered.

   Revenue Bonds--Debt coverage is only fair. Stability of the pledged revenues could show substantial variations, with the revenue flow possibly being subject to erosion over time. Basic security provisions are no more than adequate. Management performance could be stronger.

BB, B, CCC AND CC
Bonds rated BB, B, CCC and CC are regarded, on balance, as predominately speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

C
The rating C is reserved for income bonds on which no interest is being paid.

D
Bonds rated D are in default, and payment of interest and/or repayment of principal is in arrears.

   S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories, except in the AAA-Prime Grade category.

S&P RATINGS FOR MUNICIPAL NOTES
Municipal notes with maturities of three years or less are usually given note ratings (designated SP-1, -2 or -3) by S&P to distinguish more clearly the credit quality of notes as compared to bonds. Notes rated SP-1 have a very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given the designation of SP-1+. Notes rated SP-2 have a satisfactory capacity to pay principal and interest.

MOODY'S RATINGS FOR MUNICIPAL BONDS

Aaa
Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa

Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A

Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa

Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba

Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and therefore not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B

Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa

Bonds that are rated Caa are of poor standing. These issues may be in default or present elements of danger may exist with respect to principal or interest.

Ca

Bonds that are rated Ca represent obligations which are speculative in a high degree. These issues are often in default or have other marked short-comings.

C

Bonds that are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

   Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Baa. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

MOODY'S RATINGS FOR MUNICIPAL NOTES
Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade ("MIG") and for variable rate demand obligations are designated Variable Moody's Investment Grade ("VMIG"). This distinction is in recognition of the differences between short-term and long-term credit risk. Loans bearing the designation MIG 1 or VMIG 1 are of the best quality, enjoying strong protection from established cash flows of funds for their servicing, from established and broad-based access to the market for refinancing or both. Loans bearing the designation MIG 2 or VMIG 2 are of high quality, with ample margins of protection although not as large as the preceding group. Loans bearing the designation MIG 3 or VMIG 3 are of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Liquidity and cash flow may be tight and market access for refinancing is likely to be less well established.

DESCRIPTION OF S&P A-1+ AND A-1 COMMERCIAL PAPER RATING
The rating A-1+ is the highest, and A-1 the second highest, commercial paper rating assigned by S&P. Paper rated A-1+ must have either the direct credit support of an issuer or guarantor that possesses excellent long-term operating and financial strengths combined with strong liquidity characteristics (typically, such issuers or guarantors would display credit quality characteristics which would warrant a senior bond rating of "AA-" or higher), or the direct credit support of an issuer or guarantor that possesses above-average long-term fundamental operating and financing capabilities combined with on-going excellent liquidity characteristics. Paper rated A-1 by S&P has the following characteristics: liquidity ratios are adequate to meet cash requirements; long-term senior debt is rated "A" or better; the issuer has access to at least two additional channels of borrowing; basic earnings and cash flow have an upward trend with allowance made for unusual circumstances; typically, the issuer's industry is well established and the issuer has a strong position within the industry; and the reliability and quality of management are unquestioned.

DESCRIPTION OF MOODY'S PRIME-1 COMMERCIAL PAPER RATING
The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following: (a) evaluation of the management of the issuer; (b) economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; (c) evaluation of the issuer's products in relation to competition and customer acceptance;
(d) liquidity; (e) amount and quality of long-term debt; (f) trend of earnings over a period of ten years; (g) financial strength of a parent company and the relationships which exist with the issuer; and (h) recognition by the management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations.

APPENDIX B

   The following is a listing of the bonds held by the Fund on March 31, 1995 which had ratings which were below investment grade (i.e., junk bonds):

                                                                     PERCENTAGE
                                                     RATING SOURCE  OF PORTFOLIO
CA Altntve Engy Srce Fin............................  B     Adviser    0.10%
San Pablo Cal Sing Fam Mtg .........................  B1    Adviser    0.08%

SMITH BARNEY
CALIFORNIA MUNICIPALS FUND INC.
388 Greenwich Street
New York, New York 10013                            Funds 14, 198, 463, 478
Smith Barney
CALIFORNIA MUNICIPALS FUND INC.


 STATEMENT OF

 ADDITIONAL INFORMATION




 APRIL 29, 1995
 [LOGO OF SMITH BARNEY APPEARS HERE]

                                 ANNUAL REPORT
                                      OF
                 SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.
                  FOR THE FISCAL YEAR ENDED FEBRUARY 28, 1995

                                        DESCRIPTION OF ART WORK ON REPORT COVER

                                            -----------------------------------
                                            Small box above fund name showing a
                                            palm tree overlooking Hollywood,
                                            Mullholland Drive.
                                            -----------------------------------


SMITH BARNEY

CALIFORNIA
MUNICIPALS
FUND INC.

FEBRUARY 28, 1995

[LOGO] Smith Barney Mutual Funds
       INVESTING FOR YOUR FUTURE.
       EVERY DAY.

[GRAPHIC: CALIFORNIA MUNICIPALS FUND]

DEAR SHAREHOLDER:

We are pleased to provide the annual report for Smith Barney California Municipals Fund Inc. for the fiscal year ended February 28, 1995. Despite the difficult investment environment of the past year, the Fund performed well, providing investors in Class A shares with a total return of 2.46% and Class B shares with a total return of 1.89%. These return numbers resulted in a first quarter ranking for both Class A (#2 of 83 funds) and Class B (#6 of 83 funds) shares by Lipper Analytical Services, Inc., an independent mutual fund performance tracking organization, for the twelve months ended February 28, 1995. Reflecting the improvement in the municipal market that began late in 1994, Class C shares, a newly-available class of shares, earned a total return of 11.72% for the period between November 14, 1994 and February 28, 1995. Additional information about the performance of each class of shares during this and previous fiscal years is available in the performance section of this report which follows this letter.

MARKET AND ECONOMIC OVERVIEW

The past fiscal year demonstrated that volatility is becoming a permanent feature of the fixed income landscape. We believe this is largely attributable to the development of new technologies, the speed of communications, and the freer movement of capital around the globe. The municipal market has also been affected by these changes. During most of the past fiscal year the municipal market experienced a significant rise in interest rates which negatively impacted performance only to finish the year with one of the most powerful bond rallies in recent memory.

We believe the volatility of the municipal market over the period was the result of a marketplace that initially assumed that the superior economic growth in both the U.S. and overseas would create inflationary problems for all the bond markets. Anticipation proved much worse than reality, however, as the Federal Reserve moved both aggressively and early to stave off this threat, thereby producing an inflation index below 3 percent for 1994. As the market gradually came to the conclusion that an elusive "soft landing" was economically possible, its reaction was swift and forceful, producing a powerful bond rally during the last several months of 1994.

In early December 1994, Orange County, California filed for bankruptcy protection under Chapter 9 of the Federal bankruptcy code because of losses sustained by its investment pool. The investment pool consists of deposits from Orange County itself, agencies within Orange County (such as Orange County Sanitation District Authority and Orange County Transportation Authority) and various local communi-ties. The pool suffered substantial losses through the use of leverage and derivative investments.

At the end of this fiscal reporting period, approximately 8% of the portfolio was invested in securities issued by various agencies located within Orange County. However, none of these holdings are direct obligations of the county itself, and more than half are either insured (AMBAC, MBIA, or FGIC) or backed by guaranteed investment contracts. In addition, another 5% of the portfolio was invested in a San Joaquin Transportation corridor bond, whose issuer is a participant in Orange County's investment pool.

Orange County is currently trying to negotiate a settlement with its pool participants, and the Fund anticipates that one will be reached by early June. The Fund believes that the bankruptcy proceedings will not have a material impact on the ability of these issuers to make scheduled interest and principal payments and therefore will have little, if any, effect on the Fund. Nevertheless, we are actively monitoring the Orange County proceedings.

INVESTMENT STRATEGY AND PORTFOLIO STRUCTURE

Our long-term investment strategy is to provide investors with a very competitive yield and then produce the best total return we can, whatever the market conditions. Our current strategy has been to take advantage of last autumn's bond decline by extending the average life of the portfolio and purchasing more discount securities (bonds that are selling below their redemption value). Discount securities typically have a dual advantage in rising markets. First, they tend to be one of the best-performing asset classes as rates decline. Second, they tend to provide much better call protection, which lowers the risk of having bonds prematurely called away. This strategy greatly enhanced the performance of the Fund in the recent bond rally, and it will continue to be our strategy until we see inflation re-emerge (although this does not appear to be an imminent possibility).

In terms of credit quality, we have focused primarily on increasing the percentage of the Fund's AA- and AAA-rated holdings, the two highest rating categories available. At the end of this fiscal year, nearly 70% of the portfolio was invested in AA- and AAA-rated securities. We believe these securities offer our shareholders the best value. We concentrated the portfolio in essential service revenue bonds and debt issued by local communities for redevelopment projects and various civic improvements. These types of bonds provide the Fund with competitive yields and a high degree of liquidity, which makes it easier to navigate the Fund through turbulent market periods.

As we have since the Fund's inception in 1984, we will continue to strive to provide you with superior investment management results. We look forward to reporting to you in the Fund's semiannual report to shareholders.

Sincerely,

/s/  Heath B. McLendon                          /s/  Joseph P. Deane

Heath B. McLendon                               Joseph P. Deane
Chairman of the Board                           Vice President and
and Investment Officer                          Investment Officer
                                                April 7, 1995

-------------------------------------------------------------------------------

               Joe Deane will be appearing as a special guest on
                      WALL $TREET WEEK WITH LOUIS RUKEYSER
                   on May 5th, on the PBS Television Network.
                Check your local listings for time and channel.

-------------------------------------------------------------------------------

Smith Barney
California Municipals Fund Inc.
--------------------------------------------------------------------------------
 HISTORICAL PERFORMANCE - CLASS A (UNAUDITED)

 Year Ended       Net Asset Value         Capital       Dividends     Return of      Total
February 28     Beginning     Ending     Gains Paid       Paid         Capital      Return*
-------------------------------------------------------------------------------------------
1986             $ 13.94      $16.16        --           $  1.21        --          25.80%
-------------------------------------------------------------------------------------------
1987             $ 16.16      $16.54       $ 0.33        $  1.14        --          12.13%
-------------------------------------------------------------------------------------------
1988             $ 16.54      $15.49       $ 0.07        $  1.09        --           1.09%
-------------------------------------------------------------------------------------------
1989             $ 15.49      $15.33       $ 0.03        $  1.12        --           6.67%
-------------------------------------------------------------------------------------------
1990             $ 15.33      $15.61        --           $  1.07        --           9.02%
-------------------------------------------------------------------------------------------
1991             $ 15.61      $15.66       $ 0.12        $  1.07        --           8.29%
-------------------------------------------------------------------------------------------
1992             $ 15.66      $15.78       $ 0.27        $  1.05        --           9.50%
-------------------------------------------------------------------------------------------
1993             $ 15.78      $16.70       $ 0.29        $  0.97        $0.04       14.76%
-------------------------------------------------------------------------------------------
1994             $ 16.70      $16.15       $ 0.65        $  0.84        --           5.92%
-------------------------------------------------------------------------------------------
1995             $ 16.15      $15.40       $ 0.19        $  0.89        --           2.46%
===========================================================================================
Total                                      $ 1.95        $ 10.45        $0.04
===========================================================================================
Cumulative Total Return -- (3/1/85 through 2/28/95)                                144.89%
===========================================================================================

 * Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the sales charge (maximum 4.00%).

THE FUND'S POLICY IS TO DISTRIBUTE DIVIDENDS MONTHLY
AND CAPITAL GAINS, IF ANY, ANNUALLY.

--------------------------------------------------------------------------------
 AVERAGE ANNUAL TOTAL RETURN** - CLASS A SHARES

                                 Without Sales Charge             With Sales Charge***
                                With            Without           With           Without
                             Fee Waiver       Fee Waiver       Fee Waiver      Fee Waiver
                             and Expense      and Expense      and Expense     and Expense
                            Reimbursement    Reimbursement    Reimbursement   Reimbursement
-------------------------------------------------------------------------------------
Year Ended 2/28/95             N/A             2.46%             N/A           (1.64)%
-------------------------------------------------------------------------------------
Five Years Ended 2/28/95       N/A             8.11%             N/A            7.23%
-------------------------------------------------------------------------------------
Ten Years Ended 2/28/95       9.37%            8.56%            8.92%           8.16%
=====================================================================================

 ** All average annual total return figures shown reflect reinvestment of dividends and capital gains at net asset value. The Fund waived investment advisory and sub-investment advisory and administration fees from April 1984 to February 1986 and reimbursed expenses from April 1984 to February 1985. A shareholder's actual return for the period during which waivers and reimbursements were in effect would be the higher of the two numbers shown.

*** Average annual total return figures shown assume the deduction of the maximum 4.00% sales charge at the time of investment.

NOTE: On November 6, 1992, existing shares of the Fund were designated Class A shares. Class A shares are subject to a maximum 4.00% front-end sales charge and an annual service fee of 0.15% of the value of the average daily net assets attributable to that class. The Fund's average annual rates of return would have been lower had service fees been in effect prior to November 6, 1992.

    GROWTH OF $10,000 INVESTED IN CLASS A SHARES OF SMITH BARNEY CALIFORNIA
     MUNICIPALS FUND INC. VS. LIPPER CALIFORNIA MUNICIPAL FUND AVERAGE AND
                     LEHMAN BROTHERS MUNICIPAL BOND INDEX+
--------------------------------------------------------------------------------
                     February 28, 1985 - February 28, 1995

EDGAR DESCRIPTIONS

DESCRIPTION OF MOUNTAIN CHART IN COVERS (CLASS A)(CONTINUED)

                                  GROWTH OF $10,000     GROWTH OF $10,000
           GROWTH OF $10,000       INVESTED IN THE      INVESTMENT IN THE
          INVESTED IN CLASS A     LIPPER CALIFORNIA      LEHMAN BROTHERS
MONTH        SHARES OF THE          MUNICIPAL FUND          MUNICIPAL
ENDED             FUND                 AVERAGE              BOND INDEX
02/85           $ 9,600                $10,000               $10,000
03/85           $ 9,688                $10,066               $10,086
06/85           $10,413                $10,846               $10,932
09/85           $10,331                $10,713               $10,768
12/85           $11,104                $11,497               $11,639
03/86           $12,158                $12,531               $12,817
06/86           $12,022                $12,462               $12,738
09/86           $12,545                $13,056               $13,422
12/86           $13,108                $13,599               $13,886
03/87           $13,464                $13,957               $14,222
06/87           $12,701                $13,145               $13,835
09/87           $12,311                $12,690               $13,492
12/87           $12,973                $13,340               $14,095
03/88           $13,377                $13,731               $14,579
06/88           $13,681                $14,016               $14,861
09/88           $14,088                $14,413               $15,241
12/88           $14,533                $14,806               $15,524
03/89           $14,607                $14,919               $15,627
06/89           $15,431                $15,775               $16,553
09/89           $15,444                $15,729               $16,564
12/89           $15,918                $16,256               $17,201
03/90           $15,950                $16,301               $17,277
06/90           $16,304                $16,672               $17,681
09/90           $16,248                $16,562               $17,691
12/90           $17,007                $17,316               $18,455
03/91           $17,233                $17,620               $18,870
06/91           $17,551                $17,988               $19,274
09/91           $18,311                $18,702               $20,024
12/91           $18,962                $19,256               $20,696
03/92           $18,882                $19,306               $20,758
06/92           $19,699                $20,058               $21,546
09/92           $20,025                $20,485               $22,120
12/92           $20,480                $20,877               $22,523
03/93           $21,258                $21,735               $23,358
06/93           $22,001                $22,468               $24,123
09/93           $22,672                $23,275               $24,938
12/93           $23,066                $23,500               $25,288
03/94           $22,004                $22,113               $23,899
06/94           $22,220                $22,175               $24,164
09/94           $22,346                $22,282               $24,329
12/94           $21,528                $21,735               $23,980
02/95           $23,510                $23,203               $25,384

 + Illustration of $10,000 invested in Class A shares on February 28, 1985 assuming deduction of the maximum 4.00% sales charge at the time of investment and reinvestment of dividends and capital gains at net asset value through February 28, 1995.

   LIPPER CALIFORNIA MUNICIPAL FUND AVERAGE -- The Lipper California Municipal Fund Average is composed of an average of the Fund's peer group of mutual funds (83 as of February 28, 1995) investing in California municipal bonds.

   LEHMAN BROTHERS MUNICIPAL BOND INDEX -- The Lehman Brothers Municipal Bond Index is a weighted composite which is comprised of more than 15,000 bonds issued within the last 5 years, having a minimum credit rating of at least Baa and a maturity of at least 2 years, excluding all bonds subject to the Alternative Minimum Tax and bonds with floating or zero coupons.

   Index information is available at month-end only; therefore the closest month-end to inception date of the Fund has been used.

   NOTE: All figures cited here represent past performance and do not guarantee future results.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 HISTORICAL PERFORMANCE - CLASS B (UNAUDITED)

 Year Ended       Net Asset Value         Capital       Dividends     Return of      Total
February 28     Beginning     Ending     Gains Paid       Paid         Capital      Return*
-------------------------------------------------------------------------------------------
11/6/92 -
2/28/93          $ 15.84      $16.70       $ 0.29         $0.28         $0.01        9.27%
-------------------------------------------------------------------------------------------
1994             $ 16.70      $16.15       $ 0.65         $0.76         --           5.40%
-------------------------------------------------------------------------------------------
1995             $ 16.15      $15.40       $ 0.19         $0.80         --           1.89%
===========================================================================================
Total                                      $ 1.13         $1.84         $0.01
===========================================================================================
    Cumulative Total Return -- (11/6/92 through 2/28/95)                            17.35%
===========================================================================================

 * Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the contingent deferred sales charge ("CDSC").

--------------------------------------------------------------------------------
 AVERAGE ANNUAL TOTAL RETURN** - CLASS B SHARES

                                             Without CDSC         With CDSC***
---------------------------------------------------------------------------------
Year Ended 2/28/95                               1.89%               (2.40)%
---------------------------------------------------------------------------------
Inception 11/6/92 through 2/28/95                7.15%                5.99%
---------------------------------------------------------------------------------

 ** All average annual total return figures shown reflect reinvestment of dividends and capital gains distributions at net asset value.
*** Average annual total return figures shown assume the deduction of the maximum applicable CDSC which is described in the prospectus.

    NOTE: The Fund began offering Class B shares on November 6, 1992. Class B shares are subject to a maximum 4.50% CDSC and annual service and distribution fees of 0.15% and 0.50%, respectively, of the value of the average daily net assets attributable to that class.

    GROWTH OF $10,000 INVESTED IN CLASS B SHARES OF SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC. VS. LIPPER CALIFORNIA MUNICIPAL FUND AVERAGE AND LEHMAN
                         BROTHERS MUNICIPAL BOND INDEX+
--------------------------------------------------------------------------------
                      November 6, 1992 - February 28, 1995

EDGAR DESCRIPTIONS

DESCRIPTION OF MOUNTAIN CHART IN SHEARSON COVERS (CLASS B)

A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 in California
Municipals Fund's Class B shares on November 6, 1992 through February 28, 1995 as compared with the growth of a $10,000 investment in the Lipper California
Municipal Fund Average and the Lehman Brothers Municipal Bond Index. The plot points used to draw the line graph were as follows:

                                  GROWTH OF $10,000     GROWTH OF $10,000
           GROWTH OF $10,000       INVESTED IN THE      INVESTMENT IN THE
          INVESTED IN CLASS B     LIPPER CALIFORNIA      LEHMAN BROTHERS
MONTH        SHARES OF THE          MUNICIPAL FUND          MUNICIPAL
ENDED             FUND                 AVERAGE              BOND INDEX
10/31/92              -                $10,000               $10,000
11/06/92        $10,000                      -                     -
11/92           $10,174                $10,270               $10,179
12/92           $10,338                $10,406               $10,283
03/93           $10,718                $10,833               $10,664
06/93           $11,080                $11,199               $11,013
09/93           $11,403                $11,601               $11,385
12/93           $11,588                $11,713               $11,545
03/94           $11,039                $11,022               $10,911
06/94           $11,133                $11,053               $11,032
09/94           $11,181                $11,106               $11,108
12/94           $10,757                $10,834               $10,948
02/95           $11,735                $11,565               $11,589

  + Illustration of $10,000 invested in Class B shares on November 6, 1992 assuming deduction of the maximum applicable CDSC at the time of redemption and reinvestment of dividends and capital gains at net asset value through February 28, 1995.
 ++ Value does not assume deduction of applicable CDSC.
+++ Value assumes deduction of applicable CDSC (assuming deduction on February 28, 1995).
    LIPPER CALIFORNIA MUNICIPAL FUND AVERAGE -- The Lipper California Municipal Fund Average is composed of an average of the Fund's peer group of mutual funds (83 as of February 28, 1995) investing in California municipal bonds.
    LEHMAN BROTHERS MUNICIPAL BOND INDEX -- The Lehman Brothers Municipal Bond Index is a weighted composite which is comprised of more than 15,000 bonds issued within the last 5 years, having a minimum credit rating of at least Baa and a maturity of at least 2 years, excluding all bonds subject to the Alternative Minimum Tax and bonds with floating or zero coupons.
    Index information is available at month-end only; therefore, the closest month-end to inception date of the Fund has been used.
    NOTE: All figures cited here represent past performance and do not guarantee future results of Class B shares.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 HISTORICAL PERFORMANCE - CLASS C SHARES (UNAUDITED)

 Year Ended       Net Asset Value          Capital       Dividends      Total
February 28     Beginning     Ending     Gains Paid        Paid        Return*
------------------------------------------------------------------------------
11/14/94 -
2/28/95          $ 14.19      $15.40        $0.19          $0.23       11.72%
==============================================================================
Total                                       $0.19          $0.23
==============================================================================
Cumulative Total Return -- (11/14/94 through 2/28/95)                   11.72%
==============================================================================

 * Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the CDSC.

--------------------------------------------------------------------------------
 AGGREGATE TOTAL RETURN** - CLASS C SHARES

                                             Without CDSC           With CDSC
                                                Actual              Actual***
---------------------------------------------------------------------------------
Inception 11/14/94 through 2/28/95              11.72%                10.72%
---------------------------------------------------------------------------------

 ** All average annual total return figures shown reflect reinvestment of dividends and capital gains distributions at net asset value.
*** Average annual total return figures shown assume the deduction of the maximum applicable CDSC which is described in the prospectus.

    NOTE:  The Fund began offering Class C shares on November 14, 1994.
    Class C shares are subject to a maximum 1.00% CDSC and annual service and distribution fees of 0.15% and 0.55%, respectively, of the value of the average daily net assets attributable to that class.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO HIGHLIGHTS (UNAUDITED)                              FEBRUARY 28, 1995
INDUSTRY BREAKDOWN

EDGAR DESCRIPTIONS

DESCRIPTION OF PIE CHARTS IN SHAREHOLDER REPORT

Industry Breakdown

Pie chart depicting the allocation of the California Municipals Fund Inc. securities held at February 28, 1995 by industry classification. The pie is broken in pieces representing industries in the following percentages:

        INDUSTRY                                      PERCENTAGE
        Hospital                                         9.4%
        Transportation                                   7.5%
        Utility                                         17.5%
        Housing                                          5.0%
        Education                                        5.5%
        Other Municipal Bonds and Notes and
          Net Other Assets and Liabilities              33.0%
        Pollution Control                                8.8%
        General Obligations                             13.3%





SUMMARY OF MUNICIPAL BONDS AND SHORT-TERM
TAX-EXEMPT INVESTMENTS BY COMBINED RATINGS

                Standard &      Percentage of
 Moody's          Poor's        Market Value
---------------------------------------------
   Aaa             AAA               60.6%
    Aa              AA                9.2
    A               A                16.2
   Baa             BBB                5.3
    B               B                 0.1
VMIG1/P-1           A1                1.6
    NR              NR                7.0
                                   ------
                                    100.0%
                                   ------

AVERAGE MATURITY:   22 years

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS                                      FEBRUARY 28, 1995

--------------------------------------------------------------------------------
                         KEY TO INSURANCE ABBREVIATIONS
--------------------------------------------------------------------------------
                  AMBAC -- American Municipal Bond Assurance Corporation
                  BIGI  -- Bond Investors Guaranty Insurance
                  FGIC  -- Federal Guaranty Insurance Corporation
                  FHA   -- Federal Housing Administration
                  MBIA  -- Municipal Bond Investors Assurance
                  STINS -- State Insurance

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES - 98.8%
              CALIFORNIA - 97.4%
$ 3,000,000   Adelanto, California, Improvement Agency,
              Tax Allocation, (Adelanto Improvement
              Project),
              Series B, (FGIC Insured),
              5.500% due 12/1/23                              Aaa       AAA   $ 2,741,250
  2,500,000   Alhambra Arcadia Azush County, California,
              Independent Cities Authority, Risk
              Management, Certificates of Participation,
              7.250% due 3/1/07                                NR       NR      2,559,375
  4,500,000   Alhambra, California, Redevelopment Agency,
              Tax Allocation, (AMBAC Insured),
              5.850% due 5/1/23                               Aaa       AAA     4,325,625
    200,000   Anaheim, California, Certificates of
              Participation, (Convention Center,
              Refunding Project),
              (MBIA Insured),
              5.700% due 8/1/02++                             Aaa       AAA       205,000
              Association of Bay Area Governments (ABAG),
              Financing for Nonprofit Corporations,
              California, Certificates of Participation,
              (Stanford University Hospital):
  2,100,000   5.250% due 11/1/06                               A1       AA-     1,911,000
  3,305,000   5.250% due 11/1/07                               A1       AA-     2,974,500
  5,120,000   5.250% due 11/1/08                               A1       AA-     4,563,200
  8,955,000   5.500% due 11/1/13                               A1       AA-     8,025,919
  5,935,000   5.250% due 11/1/20                               A1       AA-     4,940,888

                       SEE NOTES TO FINANCIAL STATEMENTS.

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California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
              CALIFORNIA (CONTINUED)
              Banning, California, Certificates of
              Participation, (Banning Wastewater
              Facilities Corporation),
              (Pre-refunded):
$   115,000   11.500% due 11/1/03                              NR       AAA   $   135,412
    125,000   11.500% due 11/1/04                              NR       AAA       147,500
    140,000   11.600% due 11/1/05                              NR       AAA       165,900
    155,000   11.650% due 11/1/06                              NR       AAA       184,256
    175,000   11.700% due 11/1/07                              NR       AAA       208,469
    195,000   11.750% due 11/1/08                              NR       AAA       233,025
    220,000   11.750% due 11/1/09                              NR       AAA       263,450
  2,695,000   Bay Area Government Association, California,
              Water Revenue Bond, Napa Water Systems
              Project,
              (MBIA Insured),
              5.375% due 5/1/10                               Aaa       AAA     2,546,775
  3,000,000   Brea, California, Redevelopment Agency
              Refunding Revenue, (Project AB),
              Tax Allocation Bonds, (MBIA Insured),
              5.750% due 8/1/23++                             Aaa       AAA     2,823,750
  3,510,000   Brea, California, Redevelopment Agency
              Revenue, (Project AB), Tax Allocation
              Revenue Bonds,
              (MBIA Insured),
              5.500% due 8/1/08++                             Aaa       AAA     3,404,700
              Brisbane, California, Brisbane Redevelopment
              Agency, Tax Allocation for Brisbane Community
              Redevelopment, General Obligations:
    200,000   9.400% due 5/1/05                                NR       A+        206,000
    220,000   9.400% due 5/1/06                                NR       A+        226,600
  1,000,000   California Alternative Energy Source,
              Financing Authority Revenue, (SRI
              International Project), Cogeneration Revenue,
              9.750% due 12/1/05 (in default)                  NR       NR        500,000
              California Educational Facilities,
              Revenue Bonds:
  5,450,000   (Pepperdine University), Series A, (MBIA
              Insured),
              5.500% due 6/1/19                               Aaa       AAA     5,000,375

                       SEE NOTES TO FINANCIAL STATEMENTS.

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Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
              CALIFORNIA (CONTINUED)
              California Educational Facilities, Revenue Bonds
              (continued):
              (Southwestern University Project):
$ 1,000,000   6.600% due 11/1/14                               A        NR    $ 1,021,250
  4,505,000   6.700% due 11/1/24                               A        NR      4,600,731
  2,500,000   (University of San Diego),
              6.500% due 10/1/22                               A        NR      2,518,750
              California Health Facilities Financing
              Authority Revenue Bonds:
  5,000,000   (Kaiser Permanente),
              5.550% due 8/15/25                              Aa2       AA      4,387,500
  1,000,000   (Adventist Health-West), Series A, (MBIA
              Insured),
              10.000% due 3/1/14                              Aaa       AAA     1,020,160
    250,000   (St. Joseph's Health System), Series 1,
              9.750% due 7/1/99                                Aa       AAA       257,085
    250,000   (Victory Valley Community Hospital),
              Series 1984A, (STINS Insured),
              9.875% due 7/1/12                                NR       A+        256,563
              California Housing Finance Agency,
              (Home Ownership Mortgage),
              Series A:
     15,000   9.200% due 8/1/15                                Aa       AA         15,450
  4,750,000   (MBIA Insured),
              5.500% due 2/1/14                               Aaa       AAA     4,340,312
     10,000   Series 1984,
              10.250% due 2/1/14                               Aa       AA-        10,200
    310,000   Series 1984B,
              Zero Coupon due 8/1/16                           Aa       AA-        29,063
    605,000   California Public Capital Improvement
              Finance Authority, Pooled Project, Series B,
              (BIGI Insured),
              8.100% due 3/1/18                               Aaa       AAA       641,300
  2,000,000   California Special Districts Finance
              Authority, Certificates of Participation,
              Series A,
              8.500% due 7/1/18                               Baa       NR      2,165,000

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
              CALIFORNIA (CONTINUED)
              California State, General Obligation Bonds,
              Veteran Series:
$   455,000   Series AL,
              9.700% due 4/1/02                                A1       A+    $   569,319
    725,000   Series AM,
              9.000% due 10/1/02                               A1       A+        876,344
              Series AT:
  4,000,000   9.700% due 2/1/01                                A1       A+      4,885,000
  1,000,000   9.500% due 2/1/10                                A1       A+      1,368,750
  2,000,000   Series AU,
              8.400% due 10/1/06                               A1       A+      2,440,000
              California Statewide Communities Development
              Authority, Lease Revenue, Certificates of
              Participation:
  2,680,000   5.000% due 10/1/14                              Aaa       AAA     2,334,950
              (St. Joseph's Health Facilities):
  4,825,000   5.500% due 7/1/14                                Aa       AA      4,366,625
  5,000,000   6.625% due 7/1/21                                Aa       AA      5,081,250
              (Sutter Health Facilities), (MBIA Insured):
  3,145,000   5.400% due 8/15/07                              Aaa       AAA     3,038,856
  3,500,000   5.500% due 8/15/09                              Aaa       AAA     3,333,750
 12,100,000   5.500% due 8/15/23                              Aaa       AAA    10,920,250
              (Unihealth Facilities Corporation), Series A,
              (AMBAC Insured),
  4,515,000   5.500% due 10/1/07                              Aaa       AAA     4,424,700
  2,000,000   Calleguas - Las Virgines, California, Water
              Revenue, (Calleguas Municipal Water District
              Project), (FGIC Insured),
              5.125% due 7/1/21                               Aaa       AAA     1,725,000
  6,000,000   Concord, California, Redevelopment Agency,
              Tax Allocation, Central Concord Redevelopment
              Project, (AMBAC Insured),
              5.250% due 7/1/19                               Aaa       AAA     5,310,000

                       SEE NOTES TO FINANCIAL STATEMENTS.

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California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
              CALIFORNIA (CONTINUED)
$ 6,000,000   Corona, California, Redevelopment Agency,
              Tax Allocation, (Redevelopment Project
              Area A), Series A, (FGIC Insured),
              5.500% due 9/1/24                               Aaa       AAA   $ 5,460,000
11,135,000    Culver City, California, Redevelopment
              Finance Authority Revenue,
              Tax Allocation, (AMBAC Insured),
              5.000% due 11/1/23                              Aaa       AAA     9,395,156
              Dublin, California, Certificates of
              Participation, (Civic Center Project),
              (AMBAC Insured):
  1,305,000   5.600% due 2/1/06                               Aaa       AAA     1,301,738
  1,380,000   5.625% due 2/1/07                               Aaa       AAA     1,367,925
  4,615,000   5.625% due 2/1/10                               Aaa       AAA     4,499,625
  2,000,000   East Bay, California, Municipal Utility
              Distribution, Water System Revenue,
              (MBIA Insured),
              5.000% due 6/1/21                               Aaa       AAA     1,697,500
  1,400,000   Eastside, California, Unified High School,
              Santa Clara County District Revenue,
              Series B, (FGIC Insured),
              5.000% due 9/1/18                               Aaa       AAA     1,198,750
              Eastern Municipal Water District, California,
              Water and Sewer Revenue, Series A,
              (FGIC Insured):
  1,000,000   5.375% due 7/1/13                               Aaa       AAA       918,750
  1,000,000   5.250% due 7/1/23                               Aaa       AAA       880,000
  2,150,000   Fairfield, California, Public Finance
              Authority, Revenue, (MBIA Insured),
              5.800% due 4/1/23                               Aaa       AAA     2,050,562
  2,250,000   Fontana, California, Public Financing
              Authority, Tax Allocation Revenue Bonds,
              Series A, (MBIA Insured),
              5.000% due 9/1/20                               Aaa       AAA     1,912,500
    455,000   Fresno, California, Airport Revenue Bonds,
              10.900% due 7/1/14                               A        NR        472,631

                       SEE NOTES TO FINANCIAL STATEMENTS.

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California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
              CALIFORNIA (CONTINUED)
              Fresno, California, Health Facilities
              Revenue,
              (Holy Cross Health System):
$ 2,200,000   5.200% due 12/1/04                               A1       AA-   $ 2,095,500
  2,435,000   5.375% due 12/1/06                               A1       AA-     2,307,163
              Fresno, California, Joint Powers Financing
              Authority, Lease Revenue,
              (Street Light Acquisition Project),
              Series A:
    200,000   5.375% due 8/1/03                                A        A+        191,000
  3,860,000   5.500% due 8/1/12                                A        A+      3,411,275
              Fresno, California, Joint Powers Financing
              Authority, Local Agency Revenue, Series A:
  2,000,000   6.000% due 9/2/01                                NR       BBB     1,980,000
  1,000,000   6.200% due 9/2/03                                NR       BBB       988,750
  1,500,000   6.550% due 9/2/12                                NR       BBB     1,436,250
     15,000   Fresno County, California, Housing Finance
              Revenue, Series A, (FHA Insured),
              12.500% due 9/15/12                              NR       NR         15,225
              Garden Grove, California, Community Agency,
              Tax Allocation Revenue:
    500,000   5.375% due 10/1/03++                             NR        A        473,125
  3,275,000   5.700% due 10/1/08++                             NR        A      3,013,000
  2,550,000   Garden Grove, California, Public Financing
              Authority, Revenue, (Water Services Capital
              Improvement Project), (FGIC Insured),
              5.500% due 12/15/23++                           Aaa       AAA     2,323,687
  2,000,000   Hawthorne, California, Community
              Redevelopment, Tax Allocation,
              (Project Area 2),
              6.625% due 9/1/14                               Baa       NR      1,895,000
  1,740,000   Hayward, California, Housing Authority
              Revenue, FNMA, Multifamily Revenue,
              (Cypress Garden Project),
              Revenue Bonds, Series C,
              9.375% due 12/1/18                               NR       NR      1,844,400

                       SEE NOTES TO FINANCIAL STATEMENTS.

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California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
              CALIFORNIA (CONTINUED)
$ 1,500,000   Intercommunity Hospital, California,
              Financing Authority, Certificates of
              Participation, (North Bay Health Care),
              9.750% due 8/1/15                                NR       AAA   $ 1,576,875
              Irvine Ranch, California, Water District,
              Joint Powers Agency,
              Local Pool Revenue, Issue II:
  9,000,000   7.800% due 2/15/08++                             NR       A+      9,393,750
  8,500,000   8.250% due 8/15/23++                             NR       A+      9,041,875
    100,000   Kern, California, High School District,
              Series C, (MBIA Insured),
              8.750% due 8/1/03                               Aaa       AAA       120,875
    500,000   Kings County, California, Waste Management
              Authority, Solid Waste Revenue,
              7.200% due 10/1/14                               NR      BBB+       514,375
  1,500,000   Kings River Conservation District,
              California, Pine Flat Power Revenue,
              Series D,
              5.500% due 1/1/20                                Aa       AA      1,368,750
              Lancaster, California, Redevelopment Agency,
              Tax Allocation Bond:
  2,000,000   Multifamily Housing Revenue, (High Valley
              Apartment Project), (FHA Insured),
              9.125% due 11/1/13                               NR       A-      2,060,000
  7,000,000   Sheriffs Combined Redevelopment Project
              Areas, (MBIA Insured),
              5.700% due 8/1/23                               Aaa       AAA     6,545,000
    465,000   Local Government Finance, Joint Powers
              Authority, California Revenue,
              (Anaheim Redevelopment Agency),
              Series A, (Pre-refunded),
              8.200% due 9/1/15++                              NR       NR        520,219
  2,000,000   Loma Linda, California, Hospital Revenue
              Bonds, (Loma Linda University Medical Center
              Project), Series B,
              9.000% due 12/1/12                               NR       BBB     2,105,000

                       SEE NOTES TO FINANCIAL STATEMENTS.

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California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
              CALIFORNIA (CONTINUED)
$ 3,000,000   Long Beach, California, Financing Authority
              Revenue, (AMBAC Insured),
              5.500% due 11/1/22                              Aaa       AAA   $ 2,756,250
    200,000   Los Angeles, California, Certificates of
              Participation, Revenue Bonds,
              Waste Water Revenue,
              6.600% due 11/1/99                               A1       AA        209,000
  1,000,000   Los Angeles, California, Community
              Redevelopment Agency, Tax Allocation Bond,
              (Central Business District), Series F,
              (Pre-refunded),
              8.500% due 7/1/02                                NR       A-      1,031,250
              Los Angeles, California, Convention and
              Exhibition Center Authority,
              Lease Revenue,
              Series A,
              (MBIA Insured):
  6,000,000   5.375% due 8/15/18                              Aaa       AAA     5,430,000
 12,000,000   5.125% due 8/15/21                              Aaa       AAA    10,380,000
  1,375,000   Los Angeles, California, Home Mortgage
              Revenue Bonds, GNMA, Second Mortgage Program,
              8.100% due 5/1/17                               Aaa       NR      1,498,750
              Los Angeles, California, Wastewater Systems
              Revenue, Series A, (MBIA Insured):
  2,930,000   5.700% due 6/1/09                               Aaa       AAA     2,864,075
  7,960,000   5.750% due 6/1/11                               Aaa       AAA     7,731,150
  1,000,000   5.700% due 6/1/20                               Aaa       AAA       945,000
  2,500,000   5.875% due 6/1/24                               Aaa       AAA     2,418,750
  1,000,000   Series D, (FGIC Insured),
              5.200% due 11/1/21                              Aaa       AAA       873,750
  1,500,000   Los Angeles County, California, Certificates
              of Participation, (Van Nuys Courthouse
              Project), (Pre-refunded),
              9.000% due 6/1/15                                NR       AAA     1,608,750
  2,000,000   Los Angeles County, California, Financing
              Authority Revenue, Capital Projects,
              Series A,
              5.250% due 10/1/19                               Aa       AA      1,757,500

                       SEE NOTES TO FINANCIAL STATEMENTS.

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California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
              CALIFORNIA (CONTINUED)
$15,075,000   Los Angeles County, California,
              Transportation Authority Sales Tax Revenue,
              (Project A), Series A, (FGIC Insured),
              5.000% due 7/1/21                               Aaa       AAA   $12,794,906
    125,000   Martinez, California, Home Mortgage, Housing
              Revenue, (Escrowed to Maturity),
              10.750% due 2/1/16                              Aaa       AAA       131,250
    375,000   Marysville, California, Hospital Revenue,
              (Freemont Rideout Health Group), Series A,
              (AMBAC Insured),
              6.000% due 1/1/04                               Aaa       AAA       388,594
  4,890,000   Metropolitan Water District of Southern
              California, Series G,
              5.750% due 3/1/14                               Aaa       AAA     4,706,625
  1,070,000   Modesto, California, Certificates of
              Participation,
              (Golf Course Refining Project), Series B,
              (FGIC Insured),
              5.000% due 11/1/23                              Aaa       AAA       902,813
              Mojave, California, Water Agency, Improvement
              District, Series M, (Morongo Basin):
  1,500,000   6.600% due 9/1/13                               Baa      BBB+     1,503,750
  5,510,000   6.600% due 9/1/22                               Baa      BBB+     5,461,787
  3,000,000   New Haven, California, Unified School
              District, School Building Corporation,
              Certificates of Participation,
              Refunding Bonds, (Pre-refunded),
              9.600% due 7/1/01                                NR       NR      3,112,590
     45,000   Northern California Power Agency, Public
              Power Revenue Bonds, (Geothermal Project
              No. 3), Series 1984A, (Pre-refunded),
              11.500% due 7/1/10                              Aaa       AAA        46,350
  4,750,000   Oceanside, California, Certificates of
              Participation, (Water Systems Refunding
              Project), (AMBAC Insured),
              5.800% due 8/1/21                               Aaa       AAA     4,554,063

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
              CALIFORNIA (CONTINUED)
$ 6,025,000   Orange County, California, Housing Finance
              Agency, Single Family Residential Mortgage,
              Revenue Bonds, Tax-Exempt Interest
              Accumulator,
              Zero Coupon due 7/1/17++                         NR      BBB+   $   707,938
  2,000,000   Orange County, California, Redevelopment
              Agency, Tax Allocation Revenue,
              (Southwest Redevelopment Project),
              Series A, (AMBAC Insured),
              5.700% due 10/1/23++                            Aaa       AAA     1,867,500
  2,800,000   Orange County, California, Sanitation
              Districts No. 1, 2 & 3,
              Certificates of Participation,
              (Joint Facility Report), (Escrowed to
              Maturity),
              12.000% due 8/1/96++                            Aaa        A      3,083,500
  2,330,000   Oxnard, California, Public Facilities
              Corporation, Certificates of Participation,
              (Oxnard Public Facility Corporation),
              Wastewater Treatment Plant Project,
              (AMBAC Insured), (Pre-refunded),
              7.500% due 9/1/06                               Aaa       AAA     2,565,912
    180,000   Palm Springs, California, Financing
              Authority, (Palm Springs Regional Airport
              Revenue), (MBIA Insured),
              5.400% due 1/1/03                               Aaa       AAA       179,100
  2,250,000   Palmdale, California, Certificates of
              Participation, Water District Revenue,
              (Littlerock Dam Project),
              Series A, (MBIA Insured),
              5.750% due 10/1/23                              Aaa       AAA     2,123,437
  4,390,000   Pasadena, California, Certificates of
              Participation, Refunding and Capital
              Projects, (AMBAC Insured),
              5.000% due 2/1/16                               Aaa       AAA     3,791,863
  4,560,000   Pittsburg, California, Public Financing
              Authority, Wastewater Revenue, Series A,
              (FGIC Insured),
              5.375% due 6/1/22                               Aaa       AAA     4,086,900
              Pittsburg, California, Redevelopment Agency,
              Tax Allocation:
  6,750,000   (Los Medenos Community Development Project),
              (FGIC Insured),
              5.500% due 8/1/15                               Aaa       AAA     6,269,062

                       SEE NOTES TO FINANCIAL STATEMENTS.

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California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
              CALIFORNIA (CONTINUED)
              Pittsburg, California, Redevelopment Agency,
              Tax Allocation (continued):
$ 1,240,000   Series A, (AMBAC Insured),
              5.000% due 8/1/17                               Aaa       AAA   $ 1,061,750
  2,985,000   Placer County, California, Certificates of
              Participation, Water Agency Revenue,
              (MBIA Insured),
              5.600% due 7/1/21                               Aaa       AAA     2,761,125
  2,000,000   Port Oakland, California, Special Facilities
              Revenue, Series A,
              6.750% due 1/1/12                               Aa3       A+      2,060,000
  6,000,000   Poway, California, Redevelopment Agency,
              (Paraguay Redevelopment Project),
              (FGIC Insured),
              5.500% due 12/15/23                             Aaa       AAA     5,467,500
 15,750,000   Rancho Cucamonga, California, (Rancho
              Redevelopment Project), (MBIA Insured),
              5.500% due 9/1/23                               Aaa       AAA    14,352,188
              Redding, California, Joint Powers Finance
              Authority, (Solid Waste and Corporate Yard),
              Series A:
  2,000,000   5.500% due 1/1/13                                A       BBB+     1,740,000
  3,200,000   (FGIC Insured),
              5.500% due 12/1/18                              Aaa       AAA     2,944,000
              Rialto, California, Certificates of
              Participation, Wastewater Systems Revenue,
              (MBIA Insured):
  1,005,000   5.400% due 11/1/06                              Aaa       AAA       984,900
  1,000,000   5.500% due 11/1/07                              Aaa       AAA       980,000
  1,000,000   5.500% due 11/1/08                              Aaa       AAA       968,750
  1,500,000   Riverside, California, Redevelopment Agency,
              Tax Allocation, Merged Redevelopment Project,
              Series A, (MBIA Insured),
              5.625% due 8/1/23                               Aaa       AAA     1,393,125
    955,000   Riverside, California, Unified School
              District, Certificates of Participation, (Air
              Conditioning Equipment Facilities Project),
              9.000% due 7/15/00                               NR       A-        975,294

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
              CALIFORNIA (CONTINUED)
$ 1,470,000   Riverside County, California, Housing
              Authority Revenue Bonds, Series A,
              7.900% due 10/1/18                              Baa       NR    $ 1,537,987
     15,000   Riverside County, California, Single Family
              Revenue Bonds,
              10.500% due 9/1/14                               NR      BBB+        15,788
    500,000   Sacramento, California, Municipal Utility
              District, Electric Revenue, Series P,
              (Pre-refunded),
              8.625% due 7/1/10                                NR       AAA       517,160
              Sacramento, California, Municipal Utilities
              District, Electric Revenue:
  4,000,000   Series D, (FGIC Insured),
              5.250% due 11/15/12                             Aaa       AAA     3,675,000
  4,500,000   Series D, (MBIA Insured),
              5.250% due 11/15/20                             Aaa       AAA     3,971,250
  3,000,000   Series E,
              5.700% due 5/15/12                               A        A-      2,775,000
              Sacramento, California, Regional
              Transportation District, Certificates of
              Participation, Series A:
    200,000   6.375% due 3/1/02                                A1       NR        209,250
    400,000   6.400% due 3/1/03                                A1       NR        418,500
  1,325,000   San Bernardino County, California,
              Certificates
              of Participation, Refunding Bonds, (Capital
              Improvement Project), (Pre-refunded),
              7.800% due 7/1/16                                NR       NR      1,386,281
  1,000,000   San Diego, California, Industrial Development
              Authority, Revenue Bonds, San Diego
              Gas & Electric Company, Series A,
              9.250% due 9/1/20                                A1       A+      1,036,250
  2,000,000   San Diego, California, Redevelopment Agency
              Refunding, (Marina Redevelopment Project),
              (Pre-refunded),
              8.750% due 12/1/08                              Aaa       AAA     2,227,500

                       SEE NOTES TO FINANCIAL STATEMENTS.

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California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
              CALIFORNIA (CONTINUED)
$   650,000   San Diego, California, Sewer Revenue, Series
              A, (AMBAC Insured),
              5.250% due 5/15/20                              Aaa       AAA   $   573,625
              San Francisco, California, City & County
              Redevelopment Financing Agency:
  5,000,000   Multi-Family Housing, GNMA, (South Beach
              Project),
              5.700% due 3/1/29                               Aaa       NR      4,593,750
              Sewer Revenue, (FGIC Insured),
 17,000,000   5.375% due 10/1/22                              Aaa       AAA    15,193,750
  1,500,000   (Tax Allocation Redevelopment Project),
              Series C,
              5.400% due 8/1/21                                A         A      1,290,000
              San Francisco, California, Downtown Parking,
              Corporate Parking Revenue:
    135,000   6.250% due 4/1/04                                A        NR        134,325
  1,800,000   6.550% due 4/1/12                                A        NR      1,775,250
    750,000   6.650% due 4/1/18                                A        NR        742,500
              San Joaquin Hills, California, Transportation
              Authority, Sr. Lien, Toll Revenue:
  5,000,000   Zero Coupon due 1/1/14++                         NR       NR      1,318,750
 60,000,000   Zero Coupon due 1/1/16++                         NR       NR     13,650,000
 17,500,000   Zero Coupon due 1/1/17++                         NR       NR      3,696,875
 25,000,000   Zero Coupon due 1/1/18++                         NR       NR      4,937,500
 20,000,000   Zero Coupon due 1/1/19++                         NR       NR      3,675,000
              San Jose, California, Airport Revenue Bonds,
              Series 93, (FGIC Insured):
    200,000   5.400% due 3/1/04                               Aaa       AAA       196,000
  1,735,000   5.500% due 3/1/05                               Aaa       AAA     1,698,131
  1,945,000   5.500% due 3/1/07                               Aaa       AAA     1,874,494
  2,150,000   5.625% due 3/1/13                               Aaa       AAA     2,010,250
 10,325,000   San Jose, California, Financing Authority
              Revenue, Series D,
              5.250% due 10/15/23                              A1       A+      8,556,844

                       SEE NOTES TO FINANCIAL STATEMENTS.

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California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
              CALIFORNIA (CONTINUED)
$ 6,250,000   San Jose, California, Redevelopment Agency,
              Merged Area Redevelopment Project,
              (MBIA Insured),
              5.000% due 8/1/20                               Aaa       AAA   $ 5,320,312
    530,000   San Luis Obispo, California, Multifamily
              Housing Authority Revenue, FNMA, (Parkwood
              Apartments Project), Series A,
              5.700% due 8/1/08                                NR       AAA       505,488
    415,000   San Pablo, California, Redevelopment Agency
              Revenue, Single Family Mortgage,
              10.125% due 12/1/14                              B        NR        444,050
  5,000,000   Santa Margarita, Dana Point Authority,
              California, Water Revenue Bonds, (MBIA
              Insured),
              5.750% due 8/1/20++                             Aaa       AAA     4,762,500
  1,320,000   Santa Rosa, California, Mortgage Revenue,
              (Village Square Apartments Project), Series
              A,
              (FHA Insured),
              6.875% due 9/1/27                                NR       AAA     1,349,700
  3,000,000   Signal Hill, California, Redevelopment Agency
              Revenue, Tax Allocation, (Signal Hill
              Redevelopment
              Project), Series 1-B, (MBIA Insured),
              5.250% due 10/1/23                              Aaa       AAA     2,632,500
              Sonoma County, California, Certificates of
              Participation, (Honor Farm Detention
              Facilities Project):
  4,200,000   (Pre-refunded),
              5.000% due 11/15/13                              A1       A+      3,486,000
  3,000,000   (Pre-refunded),
              5.000% due 11/15/17                              A1       A+      2,426,250
    290,000   9.100% due 6/1/01                                NR       A+        308,125
    320,000   9.100% due 6/1/02                                NR       A+        340,000
    345,000   9.100% due 6/1/03                                NR       A+        366,562

                       SEE NOTES TO FINANCIAL STATEMENTS.

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California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
              CALIFORNIA (CONTINUED)
              Southern California Public Power Authority,
              Power Project Reserve:
$ 5,455,000   (Mead Phoenix Project), Series A,
              (AMBAC Insured), (Pre-refunded),
              5.000% due 7/1/17                               Aaa       AAA   $ 4,691,300
  1,500,000   (Palo Verde Project), Series C,
              (Prerefunded),
              (AMBAC Insured),
              5.750% due 7/1/17                               Aaa       AAA     1,554,375
 11,740,000   (San Juan Project), Series A, (MBIA Insured),
              5.000% due 1/1/20                               Aaa       AAA    10,008,350
              (Southern Transmission Project):
  3,000,000   5.500% due 7/1/20                                Aa       AA-     2,711,250
  2,750,000   Subseries A, (MBIA Insured),
              5.000% due 7/1/22                               Aaa       AAA     2,327,188
  4,135,000   South Napa, California, Waste Management
              Authority Revenue, Solid Waste Transfer
              Facility,
              6.500% due 2/15/14                              Baa1      NR      3,979,937
  9,195,000   South Orange County, California, (Foothill
              Area Project), Financing Authority Special
              Tax Revenue, Series C, (FGIC Insured),
              5.750% due 8/15/18++                            Aaa       AAA     8,758,237
              Standard, California, School District,
              Certificates of Participation, Capital
              Improvement Project, Series A:
    320,000   6.200% due 3/1/10                                NR       A-        309,600
    340,000   6.250% due 3/1/11                                NR       A-        328,525
  1,500,000   Suisun City, California, Redevelopment
              Agency,
              Tax Allocation, (MBIA Insured),
              5.500% due 10/1/23                              Aaa       AAA     1,368,750
  3,080,000   Torrance, California, Hospital Revenue Bonds,
              (Mary Greeley Hospital),
              6.875% due 7/1/15                                NR        A      3,149,300
  4,500,000   Ukiah, California, Unified School District,
              Certificates of Participation,
              (Measure A Capital Projects),
              6.000% due 9/1/10                               Baa1      BBB     4,106,250

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
              CALIFORNIA (CONTINUED)
              University Of California, Revenue Bonds:
$ 4,750,000   Multiple Purpose Projects, Series C,
              (AMBAC Insured),
              5.200% due 9/1/10                               Aaa       AAA   $ 4,364,062
              Series A:
  1,070,000   5.500% due 9/1/06                                NR       A-      1,025,863
  1,125,000   5.600% due 9/1/07                                NR       A-      1,081,406
  1,195,000   5.600% due 9/1/08                                NR       A-      1,141,225
  1,255,000   5.700% due 9/1/09                                NR       A-      1,176,562
  1,330,000   5.700% due 9/1/10                                NR       A-      1,236,900
  1,700,000   Upland, California, Hospital Revenue,
              Certificates
              of Participation, (San Antonio Community
              Hospital), (Pre-refunded),
              7.800% due 1/1/18                                NR        A      1,891,250
              West & Central Basin Finance Authority,
              California, Central Basin Project,
  4,490,000   (FGIC Insured),
              5.000% due 8/1/16                               Aaa       AAA     3,872,625
 12,625,000   West Basin Project, Series A, (AMBAC
              Insured),
              5.000% due 8/1/16                               Aaa       AAA    10,889,062
  1,000,000   Woodland, California, Hospital Revenue,
              Certificates
              of Participation, (Woodland Memorial
              Hospital),
              8.200% due 8/1/15                                NR        A      1,070,000
              COLORADO - 1.4%
 50,000,000   Dawson Ridge, Colorado, Metropolitan District
              Commission, No. 1, Series B,
              Zero Coupon due 10/1/22                         Aaa       NR      7,625,000
------------------------------------------------------------------------------------------
              TOTAL MUNICIPAL BONDS AND NOTES
              (Cost $515,994,336)                                             524,373,669
==========================================================================================
SHORT-TERM TAX-EXEMPT INVESTMENTS - 1.5%
              CALIFORNIA - 1.5%
    300,000   California Health Facilities Financing
              Authority
              Revenue Bonds, (Sutter), Series A,
              3.700% due 3/1/20+                             VMIG1      A1+       300,000

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          FEBRUARY 28, 1995

                                                                 RATINGS
                                                               (UNAUDITED)    MARKET VALUE
FACE VALUE                                                   MOODY'S    S&P     (NOTE 1)
------------------------------------------------------------------------------------------
SHORT-TERM TAX-EXEMPT INVESTMENTS (CONTINUED)
              CALIFORNIA - (CONTINUED)
              California Pollution Control Financing
              Authority, Pollution Control Revenue:
$   400,000   (Atlantic Richfield Company Project), Series
              A,
              4.000% due 12/1/24+                            VMIG1      A1   $    400,000
  2,600,000   (Burney Forest Project), Series A,
              3.750% due 9/1/20+                               P1       NR      2,600,000
    100,000   (Delano Project),
              3.900% due 8/1/19+                               P1       NR        100,000
    200,000   (Exxon Oil Project),
              3.800% due 12/1/12+                              P1       A+        200,000
              Los Angeles, California, Regional Airports,
              Flexible American Airlines, Lease Revenue:
  2,000,000   Series A,
              3.650% due 12/1/24+                            VMIG1      NR      2,000,000
  1,000,000   Series G,
              3.650% due 12/1/24+                            VMIG1      NR      1,000,000
  1,300,000   Los Angeles County, California, Metropolitan
              Transportation Authority, Sales Tax Revenue,
              Series A, (MBIA Insured),
              3.900% due 7/1/20+                             VMIG1      NR      1,300,000
------------------------------------------------------------------------------------------
              TOTAL SHORT-TERM TAX-EXEMPT INVESTMENTS
              (Cost $7,900,000)                                                 7,900,000
------------------------------------------------------------------------------------------
TOTAL INVESTMENTS (Cost $523,894,336*)                        100.3%          532,273,669
==========================================================================================
OTHER ASSETS AND LIABILITIES (NET)                             (0.3)           (1,879,842)
==========================================================================================
NET ASSETS                                                   100.0%          $530,393,827
==========================================================================================

*  Aggregate cost for Federal tax purposes.
+ Variable rate demand notes are payable upon not more than one day's notice. ++ See Note 9.

                       SEE NOTES TO FINANCIAL STATEMENTS.

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California Municipals Fund Inc.

--------------------------------------------------------------------------------
 STATEMENTS OF ASSETS AND LIABILITIES                          FEBRUARY 28, 1995

ASSETS:
    Investments, at value (Cost $523,894,336) (Note 1)
      See accompanying schedule                                              $532,273,669
    Interest receivable                                                         7,651,867
    Receivable for investment securities sold                                   4,139,877
    Receivable for Fund shares sold                                             1,226,037
-----------------------------------------------------------------------------------------
      TOTAL ASSETS                                                            545,291,450
=========================================================================================
LIABILITIES:
    Payable for investment securities purchased                $14,147,973
    Dividends payable                                              283,943
    Investment advisory fee payable (Note 2)                       138,549
    Administration fee payable (Note 2)                             79,133
    Service fee payable (Note 3)                                    59,551
    Distribution fee payable (Note 3)                               48,055
    Payable for Fund shares redeemed                                21,935
    Custodian fees payable (Note 2)                                 14,400
    Transfer agent fees payable (Note 2)                            12,935
    Due to custodian                                                 5,713
    Accrued expenses and other payables                             85,436
-----------------------------------------------------------------------------------------
      TOTAL LIABILITIES                                                        14,897,623
=========================================================================================
NET ASSETS                                                                   $530,393,827
=========================================================================================

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 STATEMENT OF ASSETS AND LIABILITIES (continued) FEBRUARY 28, 1995


NET ASSETS CONSIST OF:
    Distributions in excess of net investment income                        $   (283,943)
    Accumulated net realized loss on investments sold                         (9,797,114)
    Unrealized appreciation of investments                                     8,379,333
    Par value                                                                    344,453
    Paid-in capital in excess of par value                                   531,751,098
----------------------------------------------------------------------------------------
    TOTAL NET ASSETS                                                        $530,393,827
========================================================================================
NET ASSET VALUE:
    CLASS A SHARES:
    NET ASSET VALUE and redemption price per share
    ($401,743,321 / 26,089,810 shares of common stock
  outstanding)                                                                    $15.40
========================================================================================
    MAXIMUM OFFERING PRICE per share ($15.40 / 0.960)
    (based on maximum sales charge of 4.00% of the offering price on
      February 28, 1995)                                                          $16.04
========================================================================================
    CLASS B SHARES:
    NET ASSET VALUE and offering price per share+
    ($127,888,263 / 8,305,989 shares of common stock
  outstanding)                                                                    $15.40
========================================================================================
    CLASS C SHARES:
    NET ASSET VALUE and offering price per share+
    ($762,243 / 49,505 shares of common stock outstanding)                        $15.40
========================================================================================

+ Redemption price per share is equal to net asset value less any applicable
  CDSC.

                       SEE NOTES TO FINANCIAL STATEMENTS.

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California Municipals Fund Inc.

--------------------------------------------------------------------------------
 STATEMENT OF OPERATIONS                    FOR THE YEAR ENDED FEBRUARY 28, 1995

INVESTMENT INCOME:
    Interest                                                                $ 33,395,101
EXPENSES:
    Investment advisory fee (Note 2)                           $1,776,849
    Administration fee (Note 2)                                 1,014,965
    Service fee (Note 3)                                          763,202
    Distribution fee (Note 3)                                     574,201
    Transfer agent fees (Notes 2 and 4)                           138,544
    Custodian fees (Note 2)                                        87,143
    Legal and audit fees                                           65,936
    Directors' fees and expenses (Note 2)                          44,641
    Other                                                         194,300
-----------------------------------------------------------------------------------------
    TOTAL EXPENSES                                                             4,659,781
-----------------------------------------------------------------------------------------
NET INVESTMENT INCOME                                                         28,735,320
=========================================================================================
REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS
  (NOTES 1 AND 5):
    Net realized gain/(loss) on:
    Securities                                                               (15,903,746)
    Futures contracts                                                          8,387,881
-----------------------------------------------------------------------------------------
    Net realized loss on investments during the year                          (7,515,865)
-----------------------------------------------------------------------------------------
    Net change in unrealized appreciation/(depreciation) of:
         Securities                                                           (8,483,171)
         Futures contracts                                                    (2,281,250)
-----------------------------------------------------------------------------------------
    Net unrealized depreciation of investments during the year               (10,764,421)
=========================================================================================
NET REALIZED AND UNREALIZED LOSS ON INVESTMENTS                              (18,280,286)
=========================================================================================
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                        $ 10,455,034
=========================================================================================

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 STATEMENT OF CHANGES IN NET ASSETS

                                                              YEAR               YEAR
                                                             ENDED              ENDED
                                                            2/28/95            2/28/94
Net investment income                                     $ 28,735,320       $ 25,809,861
Net realized gain/(loss) on securities and futures
  contracts during the year                                 (7,515,865)        18,390,272
Net unrealized depreciation on securities and futures
  contracts during the year                                (10,764,421)       (15,730,247)
------------------------------------------------------------------------------------------
Net increase in net assets resulting from operations        10,455,034         28,469,886
Distributions to shareholders from net investment
  income:
    Class A                                                (22,538,852)       (21,453,692)
    Class B                                                 (5,932,951)        (3,407,803)
    Class C                                                     (7,813)                --
Distributions to shareholders in excess of net
  investment income:
    Class A                                                   (527,007)          (220,654)
    Class B                                                   (138,895)           (35,050)
    Class C                                                       (187)                --
Distributions to shareholders from capital gains:
    Class A                                                 (4,752,153)       (16,828,789)
    Class B                                                 (1,481,373)        (3,683,752)
    Class C                                                     (8,107)                --
Net increase/(decrease) in net assets from Fund share
  transactions
  (Note 6):
    Class A                                                 (3,266,292)        15,790,654
    Class B                                                 24,960,081         72,861,938
    Class C                                                    711,787                 --
------------------------------------------------------------------------------------------
Net increase/(decrease) in net assets                       (2,526,728)        71,492,738
NET ASSETS:
Beginning of year                                          532,920,555        461,427,817
------------------------------------------------------------------------------------------
End of year (including distributions in excess of
  net investment income of $283,943 and $255,704,
  respectively)                                           $530,393,827       $532,920,555
==========================================================================================

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 FINANCIAL HIGHLIGHTS
FOR A CLASS A SHARE OUTSTANDING THROUGHOUT EACH YEAR.

                                             YEAR         YEAR         YEAR         YEAR         YEAR
                                            ENDED        ENDED        ENDED        ENDED        ENDED
                                           2/28/95      2/28/94#     2/28/93*     2/28/92      2/28/91
Operating performance:
Net asset value, beginning of year           $16.15       $16.70       $15.78       $15.66       $15.61
--------------------------------------------------------------------------------------------------------
Income from investment operations:
Net investment income                          0.89         0.86         0.97         1.04         1.07
Net realized and unrealized gain/(loss)
 on investments                               (0.56)        0.08         1.25         0.40         0.17
--------------------------------------------------------------------------------------------------------
Total from investment operations               0.33         0.94         2.22         1.44         1.24
--------------------------------------------------------------------------------------------------------
Less distributions:
Distributions from net investment income      (0.87)       (0.83)       (0.97)       (1.05)       (1.07)
Distributions in excess of net investment
 income                                       (0.02)       (0.01)          --           --           --
Distributions from net realized gains         (0.19)       (0.65)       (0.29)       (0.27)       (0.12)
Return of capital                                --           --        (0.04)          --           --
--------------------------------------------------------------------------------------------------------
Total distributions                           (1.08)       (1.49)       (1.30)       (1.32)       (1.19)
========================================================================================================
Net asset value, end of year                 $15.40       $16.15       $16.70       $15.78       $15.66
========================================================================================================
Total return++                                 2.46%        5.92%       14.76%        9.50%        8.29%
========================================================================================================
Ratios/supplemental data:
Net assets, end of year (in 000's)         $401,743     $425,181     $423,504     $364,809     $334,599
Ratio of operating expenses to average net
 assets                                        0.80%        0.80%        0.70%        0.65%        0.65%
Ratio of net investment income to average
 net assets                                    5.76%        5.20%        6.04%        6.54%        6.85%
Portfolio turnover rate                          59%          76%          72%          86%          53%
========================================================================================================

* The Fund commenced operations on April 9, 1984. On November 6, 1992, the Fund commenced selling Class B shares. Any shares in existence prior to November 6, 1992 were designated Class A shares.
** Annualized expense ratio before waiver of fees and voluntary reimbursement of expenses by investment adviser and sub-investment adviser and administrator was 0.82% for the fiscal year ended February 28, 1986.
+ Net investment income per share before waiver of fees and voluntary reimbursement of expenses by investment adviser and sub-investment adviser and administrator was $1.20 for the fiscal year ended February 28, 1986.
++ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charge.
# Per share amounts have been calculated using the monthly average shares method, which more appropriately presents the per share data for the period since the use of the undistributed net investment income method does not accord with the results of operations.

                       SEE NOTES TO FINANCIAL STATEMENTS.

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Smith Barney
California Municipals Fund Inc.

-------------------------------------------------------------------------------
 FINANCIAL HIGHLIGHTS (continued)
FOR A CLASS A SHARE OUTSTANDING THROUGHOUT EACH YEAR.

                                           YEAR         YEAR         YEAR         YEAR         YEAR
                                          ENDED        ENDED        ENDED        ENDED        ENDED
                                         2/28/90      2/28/89      2/28/88      2/28/87      2/28/86
Operating performance:
Net asset value, beginning of year         $15.33       $15.49       $16.54       $16.16       $13.94
-----------------------------------------------------------------------------------------------------
Income from investment operations:
Net investment income                        1.09         1.12         1.09         1.14         1.21+
Net realized and unrealized
 gain/(loss) on investments                  0.26        (0.13)       (0.98)        0.71         2.22
-----------------------------------------------------------------------------------------------------
Total from investment operations             1.35         0.99         0.11         1.85         3.43
-----------------------------------------------------------------------------------------------------
Less distributions:
Distributions from net investment income    (1.07)       (1.12)       (1.09)       (1.14)       (1.21)
Distributions in excess of net
 investment income                             --           --           --           --           --
Distributions from net realized gains          --        (0.03)       (0.07)       (0.33)          --
Return of capital                              --           --           --           --           --
-----------------------------------------------------------------------------------------------------
Total distributions                         (1.07)       (1.15)       (1.16)       (1.47)       (1.21)
=====================================================================================================
Net asset value, end of year               $15.61       $15.33       $15.49       $16.54       $16.16
=====================================================================================================
Total return++                               9.02%        6.67%        1.09%       12.13%       25.80%
=====================================================================================================
Ratios/supplemental data:
Net assets, end of year (in 000's)       $328,938     $313,059     $156,464     $207,872     $111,705
Ratio of operating expenses to average
 net assets                                  0.72%        0.67%        0.64%        0.67%        0.73%**
Ratio of net investment income to
 average net assets                          6.95%        7.19%        7.26%        6.99%        8.08%
Portfolio turnover rate                        35%          27%          22%          16%          14%
=====================================================================================================

* The Fund commenced operations on April 9, 1984. On November 6, 1992, the Fund commenced selling Class B shares. Any shares in existence prior to November 6, 1992 were designated Class A shares.
** Annualized expense ratio before waiver of fees and voluntary reimbursement of expenses by investment adviser and sub-investment adviser and administrator was 0.82% for the fiscal year ended February 28, 1986.
+ Net investment income per share before waiver of fees and voluntary reimbursement of expenses by investment adviser and sub-investment adviser and administrator was $1.20 for the fiscal year ended February 28, 1986.
++ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charge.
# Per share amounts have been calculated using the monthly average shares method, which more appropriately presents the per share data for the period since the use of the undistributed net investment income method does not accord with the results of operations.

                       SEE NOTES TO FINANCIAL STATEMENTS.

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Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 FINANCIAL HIGHLIGHTS (continued)
FOR A CLASS B SHARE OUTSTANDING THROUGHOUT EACH YEAR.

                                                                 YEAR         YEAR        PERIOD
                                                                ENDED        ENDED        ENDED
                                                               2/28/95      2/28/94#     2/28/93*
Operating performance:
Net asset value, beginning of year                               $16.15       $16.70      $15.84
------------------------------------------------------------------------------------------------
Income from investment operations:
Net investment income                                              0.81         0.77        0.29
Net realized and unrealized gain/(loss) on investments            (0.57)        0.09        1.15
------------------------------------------------------------------------------------------------
Total from investment operations                                   0.24         0.86        1.44
------------------------------------------------------------------------------------------------
Less distributions:
Distributions from net investment income                          (0.78)       (0.75)      (0.28)
Distributions in excess of net investment income                  (0.02)       (0.01)         --
Distributions from net realized gains                             (0.19)       (0.65)      (0.29)
Return of capital                                                    --           --       (0.01)
------------------------------------------------------------------------------------------------
Total distributions                                               (0.99)       (1.41)      (0.58)
================================================================================================
Net asset value, end of year                                     $15.40       $16.15      $16.70
================================================================================================
Total return+                                                      1.89%        5.40%       9.27%
================================================================================================
Ratios/supplemental data:
Net assets, end of year (in 000's)                             $127,888     $107,740     $37,924
Ratio of operating expenses to average net assets                  1.32%        1.33%       1.30%**
Ratio of net investment income to average net assets               5.25%        4.67%       5.44%**
Portfolio turnover rate                                              59%          76%         72%
================================================================================================

*  The Fund commenced selling Class B shares on November 6, 1992.
** Annualized.
+ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charge.
# Per share amounts have been calculated using the monthly average shares method, which more appropriately presents the per share data for the period since the use of the undistributed net investment income method does not accord with the results of operations.

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney Shearson
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 FINANCIAL HIGHLIGHTS (continued)
FOR A CLASS C SHARE OUTSTANDING THROUGHOUT THE PERIOD.

                                                                                      PERIOD
                                                                                      ENDED
                                                                                     2/28/95*
Operating performance:
Net asset value, beginning of period                                                  $14.19
--------------------------------------------------------------------------------------------
Income from investment operations:
Net investment income                                                                   0.24
Net realized and unrealized gain on investments                                         1.39#
--------------------------------------------------------------------------------------------
Total from investment operations                                                        1.63
--------------------------------------------------------------------------------------------
Less distributions:
Distributions from net investment income                                               (0.23)
Distributions in excess of net investment income                                       (0.00)++
Distributions from net realized gains                                                  (0.19)
--------------------------------------------------------------------------------------------
Total distributions                                                                    (0.42)
============================================================================================
Net asset value, end of period                                                        $15.40
============================================================================================
Total return+                                                                          11.72%
============================================================================================
Ratios/supplemental data:
Net assets, end of period (in 000's)                                                  $  762
Ratio of operating expenses to average net assets                                       1.37%**
Ratio of net investment income to average net assets                                    5.19%**
Portfolio turnover rate                                                                   59%
============================================================================================

*  The Fund commenced selling Class C shares on November 14, 1994.
** Annualized.
+ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charge.
++ Amount represents less than $0.01.
# The amount shown may not accord with the change in aggregate gains and losses of portfolio securities due to the timing of sales and the redemptions of Fund shares.

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
1.  SIGNIFICANT ACCOUNTING POLICIES

Smith Barney California Municipals Fund Inc. (formerly Smith Barney Shearson California Municipals Fund Inc.) (the "Fund") was incorporated under the laws of the State of Maryland on February 17, 1984. The Fund is a non-diversified, open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the "1940 Act"). Effective November 7, 1994, the Fund began offering Class C and Class Y shares and continued to offer Class A and Class B shares. As of February 28, 1995, no Class Y shares had been sold. Class A shares are sold with a front-end sales charge. Class B and Class C shares may be subject to a contingent deferred sales charge ("CDSC") upon redemption. Class B shares will convert automatically to Class A shares eight years after the date of original purchase. Class Y shares are available to investors making an initial investment of at least $5 million and are not subject to any sales charges, service or distribution fees. All classes of shares have identical rights and privileges except with respect to the effect of the respective sales charges to each class, the distribution and/or service fees borne by each class, expenses allocable exclusively to each class, voting rights on matters affecting a single class, the exchange privilege of each class and the conversion feature of Class B shares. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

Portfolio valuation: Securities are valued by The Boston Company Advisors, Inc. ("Boston Advisors") after consultation with an independent pricing service (the "Service") approved by the Board of Directors. When, in the judgment of the Service, quoted bid prices for securities are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices (as obtained by the Service from dealers in such securities). Securities for which, in the judgment of the Service, there are no readily obtainable market quotations (which may constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Short-term investments that mature in 60 days or less are valued at amortized cost.

Futures contracts: The Fund may enter into futures contracts. The Fund's futures transactions will be entered into for hedging purposes to protect against a decline in

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Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (continued)

the price of securities that the Fund owns, or to protect the Fund against an increase in the price of securities it is committed to purchase.

Upon entering into a futures contract, the Fund is required to deposit with the broker an amount of cash or cash equivalents equal to a certain percentage of the contract amount. This is known as the "initial margin." Subsequent payments ("variation margin") are made or received by the Fund each day, depending on the daily fluctuation of the value of the contract.

For financial statement purposes, an amount equal to the settlement amount of the contract is included in its Statement of Assets and Liabilities as an asset and as an equivalent liability. For long futures positions, the asset is marked-to-market daily; for short futures positions, the liability is marked-to-market daily. The daily changes in the contract are recorded as unrealized gains or losses. The Fund recognizes a realized gain or loss when the contract is closed.

There are several risks in connection with the use of futures contracts as a hedging device. The change in value of futures contracts primarily corresponds with the value of their underlying instruments, which may not correlate with the change in value of the hedged investments. In addition, there is the risk the Fund may not be able to enter into a closing transaction because of an illiquid secondary market.

Repurchase Agreements: The Fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the Fund takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Fund's holding period. The value of the collateral is at least equal at all times to the total amount of the repurchase obligations, including interest. In the event of counter-party default, the Fund has the right to use the collateral to offset losses incurred. There is potential loss to the Fund in the event the Fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the Fund seeks to assert its rights. The Fund's investment adviser, administrator or sub-administrator, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the Fund enters into repurchase agreements to evaluate potential risks.

Securities transactions and investment income: Securities transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Securities purchased

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (continued)

or sold on a when-issued or delayed delivery basis may be settled a month or more after the trade date. Interest income on these securities is not accrued until settlement date. When required, the Fund instructs the custodian to segregate assets in a separate account with a current value at least equal to the amount of its when-issued purchase commitments. Realized gains and losses from securities sold are recorded on the identified cost basis. Investment income and realized and unrealized gains and losses are allocated based upon the relative net assets of each class of shares.

Dividends and distributions to shareholders: Dividends from net investment income are determined on a class level, declared on each day that the Fund is open for business and paid on the last day of the Smith Barney Inc. ("Smith Barney") statement month. Distributions from net realized capital gains are declared and paid annually, after the end of the fiscal year in which earned. In addition, in order to avoid the application of a 4.00% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gains, the Fund may make an additional distribution shortly before December 31 in each year of any undistributed ordinary income or capital gains and expects to make any other distributions as are necessary to avoid this tax. Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments of income and gains on various investment securities held by the Fund, timing differences and differing characterization of distributions made by the Fund as a whole. Permanent differences incurred during the Fund's fiscal year resulting from distributions in excess of net investment income have been reclassified to paid-in capital at year end.

Federal taxes: It is the policy of the Fund to qualify as a regulated investment company, which distributes tax-exempt interest dividends, by complying with the requirements of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and by distributing substantially all of its earnings to its shareholders. Therefore, no Federal income tax provision is required.

2.  INVESTMENT ADVISORY FEE, ADMINISTRATION FEE
    AND OTHER TRANSACTIONS

The Fund has entered into an investment advisory agreement (the "Advisory Agreement") with Greenwich Street Advisors, formerly a division of Mutual Management Corp., which was transferred effective November 7, 1994 to Smith Barney Mutual Funds Management Inc. ("SBMFM"). Mutual Management Corp. and SBMFM are both wholly owned subsidiaries of Smith Barney Holdings Inc.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (continued)

("Holdings"). Holdings is a wholly-owned subsidiary of The Travelers Inc. Under the Advisory Agreement, the Fund pays a monthly fee at the following annual rates: 0.35% of the value of its average daily net assets up to $500 million and 0.32% of the value of its average daily net assets in excess of $500 million.

Prior to April 20, 1994, the Fund was party to an administration agreement (the "Administration Agreement") with Boston Advisors, an indirect wholly owned subsidiary of Mellon Bank Corporation ("Mellon"). Under the Administration Agreement, the Fund paid a monthly fee at the annual rate of 0.20% of the value of its average daily net assets up to $500 million and 0.18% of the value of its daily net assets in excess of $500 million.

As of the close of business on April 20, 1994, SBMFM (formerly known as Smith, Barney Advisers, Inc.) succeeded Boston Advisors as the Fund's administrator. The new agreement contains substantially the same terms and conditions, including the same level of fees, as the predecessor agreement.

As of the close of business on April 20, 1994, the Fund and SBMFM entered into a sub-administration agreement (the "Sub-Administration Agreement") with Boston Advisors. Under the Sub-Administration Agreement, SBMFM pays Boston Advisors a portion of its administration fee at a rate agreed upon from time to time between SBMFM and Boston Advisors.

For the year ended February 28, 1995, Smith Barney received $548,572 from investors representing commissions (sales charges) on sales of Class A shares.

A CDSC is generally payable by a shareholder in connection with the redemption of certain Class A, Class B and Class C shares. In circumstances in which the CDSC is imposed, the amount of the charge will vary depending on the number of years since the date of purchase. For the year ended February 28, 1995, Smith Barney received from shareholders $310,446 in CDSC on the redemption of Class B shares.

No officer, director or employee of Smith Barney or any of its affiliates receives any compensation from the Fund for serving as a Director or officer of the Fund. The Fund pays each Director who is not an officer, director, or employee of Smith Barney or any of its affiliates $2,000 per annum plus $500 per meeting attended and each Director emeritus who is not an officer, director or employee of Smith Barney or any of its affiliates $1,000 per annum plus $250 per meeting attended. The Fund reimburses all Directors for travel and out-of-pocket expenses incurred to attend such meetings.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (continued)

Boston Safe Deposit and Trust Company, an indirect wholly owned subsidiary of Mellon, serves as the Fund's custodian. The Shareholder Services Group, Inc., a subsidiary of First Data Corporation, serves as the Fund's transfer agent.

3.  DISTRIBUTION PLAN

Smith Barney acts as distributor of the Fund's shares pursuant to a distribution agreement with the Fund, and sells shares of the Fund through Smith Barney or its affiliates.

Pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a services and distribution plan (the "Plan"). Under this Plan, the Fund compensates Smith Barney for servicing shareholder accounts for Class A, Class B and Class C shareholders and covers expenses incurred in distributing Class B and Class C shares. Smith Barney is paid an annual service fee with respect to Class A, Class B and Class C shares of the Fund at the annual rate of 0.15% of the value of the average daily net assets of each respective class of shares. Smith Barney is also paid an annual distribution fee with respect to Class B and Class C shares at the annual rate of 0.50% and 0.55%, respectively, of the value of the average daily net assets of each class. For the year ended February 28, 1995, the Fund incurred service fees of $590,964, $172,009 and $229 for Class A, Class B and Class C shares, respectively. For the year ended February 28, 1995, the Fund incurred distribution fees of $573,363 and $838 for Class B and Class C shares, respectively.

4.  EXPENSE ALLOCATION

Expenses of the Fund not directly attributable to the operations of any class of shares are prorated among the classes based upon the relative net assets of each class. Operating expenses directly attributable to a class of shares are charged to that class' operations. In addition to the above service and distribution fees, class specific operating expenses include transfer agent fees. For the year ended February 28, 1995, transfer agent fees for Class A, Class B and Class C shares were $90,929, $47,547 and $68, respectively.

5.  SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities, excluding short-term investments for the year ended February 28, 1995 amounted to $331,252,802 and $287,861,869, respectively.

At February 28, 1995, aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost amounted to $16,329,544, and

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (continued)

aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value amounted to $7,950,211.

6.  COMMON STOCK

As of February 28, 1995, the Fund had authorized capital of 500 million shares of $.01 par value common stock divided into four classes: Class A, Class B, Class C and Class Y. Changes in common stock outstanding were as follows:

                                            YEAR ENDED                      YEAR ENDED
                                             2/28/95                         2/28/94
         Class A Shares:              Shares         Amount           Shares         Amount
-----------------------------------------------------------------------------------------------
Sold                                 3,394,819    $ 50,600,349       2,686,986    $ 44,513,803
Issued as reinvestment of
  dividends                          1,123,282      16,819,570       1,519,575      25,027,145
Redeemed                            (4,747,129)    (70,686,211)     (3,246,672)    (53,750,294)
-----------------------------------------------------------------------------------------------
Net increase/(decrease)               (229,028)   $ (3,266,292)        959,889    $ 15,790,654
===============================================================================================

                                            YEAR ENDED                      YEAR ENDED
                                             2/28/95                         2/28/94
         Class B Shares:              Shares         Amount           Shares         Amount
-----------------------------------------------------------------------------------------------
Sold                                 2,727,908    $ 41,326,937       4,488,473     $74,380,170
Issued as reinvestment of
  dividends                            294,122       4,382,356         278,568       4,584,260
Redeemed                            (1,386,281)    (20,749,212)       (367,733)     (6,102,492)
-----------------------------------------------------------------------------------------------
Net increase                         1,635,749    $ 24,960,081       4,399,308     $72,861,938
===============================================================================================

                                            PERIOD ENDED
                                              2/28/95*
          Class C Shares:                Shares         Amount
----------------------------------------------------------------
Sold                                     49,120        $706,212
Issued as reinvestment of dividends         385           5,575
----------------------------------------------------------------
Net increase                             49,505        $711,787
================================================================

* The Fund commenced selling Class C shares on November 14, 1994.

As of February 28, 1995, no Class Y shares had been sold.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (continued)

7.  LINE OF CREDIT

The Fund and several affiliated entities participate in a $50 million line of credit provided by Bank of America (formerly known as Continental Bank N.A.) under an Amended and Restated Line of Credit Agreement (the "Agreement") dated April 30, 1992 and renewed effective May 31, 1994, primarily for temporary or emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. Under this Agreement the Fund may borrow up to the lesser of $25 million or 25% of its net assets. However, pursuant to the Fund's prospectus, the Fund may only borrow up to 10% of its total assets. Under the terms of the Agreement, as amended, the Fund and the other affiliated entities are charged an annual aggregate commitment fee of $100,000 which is allocated equally among each of the participants. The Agreement requires, among other provisions, each participating fund to maintain a ratio of net assets (not including funds borrowed pursuant to the Agreement) to the aggregate amount of indebtedness pursuant to the Agreement of no less than 5 to 1. During the year ended February 28, 1995, the Fund had an average outstanding daily balance of $73,717 with interest rates ranging from 4.63% to 6.13%. Interest expense totaled $4,386 for the year ended February 28, 1995. As of February 28, 1995, the Fund had no outstanding borrowings under this Agreement.

8.  CONCENTRATION OF CREDIT

The Fund primarily invests in debt obligations issued by the State of California and local governments in the State of California, its political subdivisions, agencies and public authorities to obtain funds for various public purposes. The Fund is more susceptible to factors adversely affecting issuers of California municipal securities than is a municipal bond fund that is not concentrated in these issuers to the same extent.

9.  ORANGE COUNTY HOLDINGS

Approximately 8% of the portfolio was invested in securities issued by various agencies located within Orange County. However, none of these holdings are direct obligations of the county itself, and more than half are either insured (AMBAC, MBIA, or FGIC) or backed by guaranteed investment contracts. In addition, another 5% of the portfolio was invested in a San Joaquin Transportation corridor bond, whose issuer is a participant in Orange County's investment pool.

Orange County is currently trying to negotiate a settlement with its pool participants, and Management anticipates that one will be reached by early June. Management believes that the bankruptcy proceedings will not have a material impact on the ability of these issuers to make scheduled interest and principal payments and therefore will have little, if any, effect on the Fund.

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (continued)

10.  CAPITAL LOSS CARRYFORWARD

At February 28, 1995, the Fund had capital loss carryforwards of $3,512,188 available to offset future capital gains expiring in 2003.

Under current tax law, losses arising after October 31 may be deferred and treated as occurring on the first day of the following fiscal year. In the fiscal year ended February 28, 1995, the Fund elected to defer capital losses occurring between November 1, 1994 and February 28, 1995, as follows:

   Short-Term....................    $3,046,426
   Long-Term.....................    $3,238,501

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 REPORT OF INDEPENDENT ACCOUNTANTS
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.:

     We have audited the accompanying statement of assets and liabilities of Smith Barney California Municipals Fund Inc. (formerly Smith Barney Shearson California Municipals Fund Inc.), including the schedule of portfolio investments, as of February 28, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the ten years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of February 28, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Smith Barney California Municipals Fund Inc. as of February 28, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the ten years in the period then ended, in conformity with generally accepted accounting principles.

                                           Coopers & Lybrand L.L.P.

Boston, Massachusetts
April 10, 1995

Smith Barney
California Municipals Fund Inc.

--------------------------------------------------------------------------------
 TAX INFORMATION (UNAUDITED)                        YEAR ENDED FEBRUARY 28, 1995

Of the dividends paid by the Fund attributable to net investment income for the year ended February 28, 1995, 98.69% is tax-exempt for regular Federal income taxes and California income taxes.

The capital gains dividend distribution paid to shareholders for fiscal year ended February 28, 1995, whether taken in additional shares or in cash, is as follows:

   Long-Term Capital Gains.......    $3,793,641

The above figure may differ from that cited elsewhere in this report due to differences in the calculations of income and capital gains for Securities and Exchange Commission (book) purposes and Internal Revenue Service (tax) purposes.

CALIFORNIA MUNICIPALS FUND INC.

DIRECTORS
Herbert Barg
Alfred J. Bianchetti
Martin Brody
Dwight B. Crane
Burt N. Dorsett
Elliott S. Jaffe
Stephen E. Kaufman
Joseph J. McCann
Heath B. McLendon
Cornelius Rose

OFFICERS
Heath B. McLendon
Chairman of the Board
and Investment Officer

Jessica M. Bibliowicz
President

Joseph P. Deane
Vice President and
Investment Officer

David Fare
Investment Officer

Lewis E. Daidone
Senior Vice President
and Treasurer

Christina T. Sydor
Secretary

[LOGO] RECYCLED
       RECYCLABLE

SMITH BARNEY
A MEMBER OF TRAVELERS GROUP[LOGO]

This report is submitted for the general information of the shareholders of Smith Barney California Municipals Fund Inc. It is not authorized for distribution to prospective investors unless accompanied or preceded by an effective Prospectus for the Fund, which contains information concerning the Fund's investment policies, fees and expenses as well as other pertinent information.

SMITH BARNEY
MUTUAL FUNDS
388 Greenwich Street
New York, New York 10013

Fund 14, 198, 463, 478
FD 2209 D5

                                                                            1995
                                                                          ANNUAL
                                                                          REPORT

                                ANNUAL REPORT
                                      OF
                SMITH BARNEY MUNI FUNDS -- CALIFORNIA PORTFOLIO
                   FOR THE FISCAL YEAR ENDED MARCH 31, 1995

--------------------------------------------------------------------------------
                                 ANNUAL REPORT
--------------------------------------------------------------------------------

1995
1995
1995                    [ARTWORK APPEARS HERE]
1995
1995
                        Smith Barney
                        Muni Funds

                        California Money
                        Market Portfolio

                        California Limited
                        Term Portfolio

                        California Portfolio
                        --------------------------------------------------------
                        March 31,1995

[LOGO APPEARS HERE]     Smith Barney Mutual Funds
                        Investing for your future.
                        Every day.

--------------------------------------
California, California Limited Term
and California Money Market Portfolios
--------------------------------------

Dear Shareholder:

We are pleased to present the annual report and audited financial statements for Smith Barney Muni Funds California Portfolio, California Limited Term Portfolio and California Money Market Portfolio for the fiscal year ended March 31, 1995.

Market and Economic Overview

Since our last report to you in November, the fixed-income markets, and municipal bonds in particular, have enjoyed a powerful rally. Municipal bond yields have declined more than a full percentage point, as evidenced by the drop in the average yield on The Bond Buyer's weekly 25-Bond Revenue Index of 30-year municipal bonds from a high of 7.37% on November 17, 1994 to 6.29% on March 31, 1995. This was substantially better than the performance of the benchmark 30-year Treasury bond, which experienced a decline in yield of 70 basis points from 8.13% to 7.43% during the same time frame.

The vastly improved bond markets reflect a growing consensus that inflation will remain under control, and the Federal Reserve Board will be successful in engineering a "soft landing" by slowing the economy down to a more sustainable, non-inflationary rate of growth. The seven increases in the federal funds rate (the rate banks charge each other for overnight loans), orchestrated by the Fed since February 1994, appear to be slowing the pace of economic growth. Recent economic reports show a slower rate of increase in employment, producer prices, and retail sales. Industrial production and capacity utilization were also lower than expected, signalling a possible slowdown in the country's strong manufacturing sector. These generally favorable economic fundamentals are more than offsetting concerns about the substantial decline in the value of the dollar relative to the Japanese yen and German mark on the foreign exchange markets.

Late in April, several tax-reform proposals which recommend a flat Federal income tax rate began to receive increased attention in the national financial press and from municipal bond market participants. Adoption of a flat tax would diminish the advantages of tax exemption for municipal bonds. Although the various plans being circulated are only proposals, the publicity surrounding them has recently caused some investors to back away from the municipal bond market. In our opinion it is much too early in the process to predict what changes in the tax laws, if any, will actually take place, but tax reform will certainly be a major topic of political debate over the next few years. Many observers believe that the more radical proposals for changes in the way taxes are collected have little chance for enactment.

Absent these tax-reform concerns, municipals would probably continue to be strong performers relative to Treasuries and other taxable investments due to the low supply of new issues. Not only did last year's spike in interest rates sharply reduce refinancing activity in the municipal market, but voter pressure on states and municipalities to rein in spending and cut taxes, or at least avoid tax increases, has also resulted in a roughly 30% decline in new-money financing. In addition, the universe of existing municipal bonds is shrinking. In 1995, an estimated $230 billion of older, high-coupon issues will mature or be called as they reach their first optional call dates. With estimates of new-issue volume at less than $150 billion, the net reduction in municipal debt outstanding could approach $100 billion this year, contracting the market by about eight percent. Ordinarily, a reduction in supply of this magnitude would be expected to provide a powerful boost for municipal bond values as it did earlier this year. Uncertainties about various tax proposals, however, will probably keep municipals from trading any better than their normal relationship to taxable investment alternatives.

We would also like to briefly discuss the Orange County, California financial crisis that forced both the county and its investment pool to declare bankruptcy late in 1994. The seeds of this situation were sown in the declining interest-rate environment of prior years. As short-term interest rates plummeted through late 1993, some market participants, such as Orange County's investment pool manager, turned to leverage or derivatives as a way of boosting yields. Leverage is simply the process of borrowing in the short-term market and investing in longer-term bonds in order to take advantage of the difference in yield between the two sectors. Derivatives are securities that have a rate of return that is derived from an underlying asset or market index. In many cases, the use of derivatives had the same effect as leverage by allowing investors to magnify returns, but without actually borrowing money. When short-term rates rebounded, many of these portfolios suffered serious damage, with Orange County the most prominent example due to its size and the severity of its losses. Leverage, rather than the use of derivatives, caused the bulk of the harm that occurred in this situation.

Fortunately, the extent of the problems facing the county and other participants in its investment pool appear to be virtually unique. While certain other municipalities experienced losses as a result of higher interest rates, none of these losses appear to be of sufficient magnitude to create the risk of default or bankruptcy. However, should Orange County default on upcoming repayments of short-term notes--and its disclosed plans for dealing with this crisis have so far demonstrated a less than forthright willingness to pay--there could be serious repercussions for other California local government issuers and possibly the entire municipal market. In any case, neither the California Portfolio nor the California Limited Term Portfolio held bonds issued by Orange County, and only one issue held by the California Portfolio (that was not insured or otherwise credit enhanced) was identified as a pool participant. This solid-waste system issue represents less than one percent of the Portfolio's assets and is secured by a separate, ongoing revenue stream that should not be encumbered because revenue bond payments are not subject to the automatic stay of a bankruptcy.

The California Economy

Economic conditions in California are stronger than they have been in four years. Nevertheless, California was the only state to experience a rating reduction from the two major rating agencies in 1994. Moody's lowered its rating from Aa to A1 and Standard & Poor's reduced its rating from A+ to A. Rating agencies look at both a state's economy and its budget; and expenditures for social services, although more realistic than in previous years, are still high in California's current budget proposal.

California Portfolio

The California Portfolio had a total return of 6.47% (Class A shares) for the fiscal year. That was well above the 5.94% average total return for all California municipal bond funds over the same period, as reported by Lipper Analytical Services.

Long-term performance of the Portfolio is also excellent relative to its peers. The Portfolio's five-year cumulative total return (excluding sales charge) of 48.62% (Class A shares) substantially outperformed the average cumulative total return of 44.09% for all California municipal bond funds in the Lipper survey for the period ended March 31, 1995. (Please see Average Annual Total Return chart on page 10 of this report for additional performance information.) It is also noteworthy that this strong performance over the last five years has been achieved with the need for only minimal capital gains distributions, an important consideration for investors interested in after-tax income.

While we have a generally positive outlook for the fixed-income markets, the size of the rally we have experienced so far would seem to leave little room for disappointment, and any sign of a rebound in economic activity is likely to result in a return to higher interest rates. We also believe that the unique supply and demand characteristics of the municipal market and tax-reform uncertainties will tend to exaggerate price swings relative to taxable investments.

In light of this viewpoint, we are maintaining a balanced approach to structuring the interest-rate sensitivity of the Portfolio by investing in a combination of both long and short effective maturities. Most long-term municipal bonds are callable prior to their stated maturity date. When a bond has a coupon higher than prevailing market yields, its maturity is effectively shortened to the call date for trading purposes because of the possibility that the issuer will exercise its option to replace the bond with lower-cost debt.

We are retaining high-coupon bonds that trade well above their face value for the defensiveness of their shorter effective maturities and the above-market level of income they provide. However, we are also focusing on eliminating bonds with shorter call dates when they are trading near their face value. Such bonds have unfavorable performance characteristics because they retain the downside risk of their longer maturity if rates should rise, but their appreciation potential is limited by the shorter call date if interest rates decline. We are replacing such issues with bonds that have similar stated maturities but greater call protection.

Although this strategy sacrifices some of the current income being generated by the Portfolio, it enhances long term performance potential if interest rates continue to decline without adding to downside risk if interest rates rise. We believe that positioning the Portfolio in this manner is the best way to achieve our objective of the highest tax-free income consistent with prudent investment risk.

California Limited Term Portfolio

The California Limited Term Portfolio had a total return of 5.89% (Class A shares) for the fiscal year. This return compared favorably with the 5.21% average total return for all California intermediate municipal bond funds over the same period, as reported by Lipper Analytical Services.

As discussed above in our commentary on the California Portfolio, any rebound in economic activity is likely to result in a return to higher interest rates. Accordingly, we are taking a more cautious approach to structuring the interest-rate sensitivity of the Portfolio. Relative stability of principal is an important consideration for this fund, which is positioned in the five- to 10-year intermediate maturity range. In this regard, we are placing emphasis on higher coupon issues trading at a premium to their face value. Such bonds will decline less in price than current coupon or market discount bonds should the economy rebound and cause a rise in interest rates. In addition, the maturities of these holdings are effectively shorter than their stated maturity date, which serves to further reduce the Portfolio's interest-rate sensitivity. Examples of such issues are bonds priced to a call date earlier than maturity, bonds with sinking funds designed to retire a portion of the issue prior to maturity, and housing bonds that are subject to early call from prepayments on mortgages.

California Money Market Portfolio

As of March 31, 1995, the California Money Market Portfolio's 7-day current yield was 3.39%, and its 7-day effective yield, which reflects compounding, was 3.45%. For the same period, the Portfolio's tax-equivalent yield, the yield you would have to earn on a similar taxable investment to match the tax-free yield, was 5.71% assuming you are in the 39.6% tax bracket. During the 12 months ended March 31, 1995, the Portfolio's monthly tax-exempt dividend distributions resulted in a tax-exempt annualized yield of 2.66%.

As mentioned earlier in this letter, Orange County, California and its investment fund were pushed into bankruptcy late in 1994. The California Money Market Portfolio did hold a small amount of securities issued by Orange County which were backed by commercial bank letters of credit which guarantee payment to the security holder in case of default.

The California Money Market Portfolio invests only in short-term securities which carry minimal credit risk. All of the Portfolio's holdings are rated within the top two short-term rating categories or are of comparable quality. The Portfolio's average maturity, which has not changed during the past year, is in the 30- to 50-day range. This relatively short maturity range allows us to readjust the Portfolio's holdings sooner should interest rates rise, as we believe they might sometime later this year.

An investment in the California Money Market Portfolio is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Portfolio will be able to maintain a stable net asset value of $1.00 per share.

We thank you for your investment in the Portfolios and your continued confidence in our investment management.

Sincerely,

/s/ Heath B. McLendon                      /s/ Peter M. Coffey

Heath B. McLendon                          Peter M. Coffey
Chairman and Chief                         Vice President and Investment Officer
Executive Officer


                                           /s/ Karen Mahoney-Malcomson

                                           Karen Mahoney-Malcomson
                                           Vice President and Investment Officer

April 28, 1995

Smith Barney Muni Funds
California Limited Term Portfolio
--------------------------------------------------------------------------------
Historical Performance - Class A Shares
--------------------------------------------------------------------------------

                         Net Asset Value
                      -------------------
                      Beginning     End         Income       Capital Gain       Total
Year Ended             of Year    of Year      Dividends     Distributions    Returns(1)
========================================================================================
3/31/95                 $6.41      $6.44         $0.32          $0.01           5.89%
----------------------------------------------------------------------------------------
Inception* - 3/31/94     6.50       6.41          0.24           0.00           2.29
========================================================================================
Total                                            $0.56          $0.01
========================================================================================

--------------------------------------------------------------------------------
Historical Performance - Class C Shares
--------------------------------------------------------------------------------

                         Net Asset Value
                      -------------------
                      Beginning     End         Income       Capital Gain       Total
Year Ended             of Year    of Year      Dividends     Distributions    Returns(1)
========================================================================================
3/31/95                 $6.41      $6.44        $0.31          $0.01           5.56%
----------------------------------------------------------------------------------------
Inception* - 3/31/94     6.51       6.41         0.23           0.00           1.87
========================================================================================
Total                                           $0.54          $0.01
========================================================================================

--------------------------------------------------------------------------------
Historical Performance - Class Y Shares
--------------------------------------------------------------------------------

                         Net Asset Value
                      -------------------
                      Beginning     End         Income       Capital Gain       Total
Year Ended             of Year    of Year      Dividends     Distributions    Returns(1)
========================================================================================
3/31/95                 $6.41      $6.44        $0.32          $0.01            5.87%
----------------------------------------------------------------------------------------
Inception* - 3/31/94     6.57       6.41         0.16           0.00             N/A
========================================================================================
Total                                           $0.48          $0.01
========================================================================================

It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.

Smith Barney Muni Funds
California Limited Term Portfolio
--------------------------------------------------------------------------------
Annual Average Total Return
--------------------------------------------------------------------------------

                                              Without Sales Charge/(1)/
                                    --------------------------------------------
                                    Class A           Class C            Class Y
================================================================================
Year Ended 3/31/95                   5.89%             5.56%              5.87%
--------------------------------------------------------------------------------
Inception* through 3/31/95           4.23              3.97               3.22
--------------------------------------------------------------------------------
                                              With Sales Charge/(2)/
                                    --------------------------------------------
                                    Class A           Class C            Class Y
================================================================================
Year Ended 3/31/95                  3.79%             4.56%                N/A
--------------------------------------------------------------------------------
Inception* through 3/31/95          3.17              3.97                 N/A
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Cumulative Total Return
--------------------------------------------------------------------------------

                                                       Without Sales Charge/(1)/
================================================================================
Class A (Inception* through 3/31/95)                             8.32%
--------------------------------------------------------------------------------
Class C (Inception* through 3/31/95)                             7.54
--------------------------------------------------------------------------------
Class Y (Inception* through 3/31/95)                             5.76
--------------------------------------------------------------------------------

(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable contingent deferred sales charges ("CDSC") with respect to Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 2.00% and Class C shares reflect the deduction of a 1.00% CDSC which applies if shares are redeemed less than one year from initital purchase.

  * Inception dates for Class A, C and Y shares are April 27, 1993, May 18, 1993 and June 23, 1993, respectively.

                                                                               7

Smith Barney Muni Funds
California Limited Term Portfolio
--------------------------------------------------------------------------------
Historical Performance
--------------------------------------------------------------------------------
        Growth of $10,000 Invested in Class A Shares of the California
    Limited Term Portfolio vs. Lehman Ten Year General Obligation Index/+/
                                  (unaudited)
--------------------------------------------------------------------------------
                            April 1993 - March 1995


                             [CHART APPEARS HERE]

        54990 S/B Calif. Money Mkt. pg. 7
             California Limited Term   Lehman 10 Year\General Obligation Index
4/27/93      9800                      10000
Apr-93       9800                      10101
May-93       9800                      10143.42
Jun-93       9939.7                    10322.96
Jul-93       9964.8                    10357.03
Aug-93       10156.5                   10571.42
Sep-93       10257.8                   10703.56
Oct-93       10267.7                   10717.48
Nov-93       10201.4                   10640.31
Dec-93       10411.5                   10864.82
Jan-94       10530.1                   11002.8
Feb-94       10276.2                   10657.32
Mar-94       10021.2                   10265.13
Apr-94                                 10391.39
May-94                                 10474.52
Jun-94                                 10416.91
Jul-94                                 10583.58
Aug-94                                 10635.44
Sep-94       10240.5                   10484.42
Mar-95      10,605.00                 11,000.12

+ Hypothetical illustration of $10,000 invested in Class A shares at inception on April 27, 1993, assuming deduction of the maximum 2.00% sales charge at the time of investment and reinvestment of dividends (after deduction of sales charges, if any) and capital gains (at net asset value) through March 31, 1995. The Index is unmanaged and is not subject to the same management and trading expenses of a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

  All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

8

Smith Barney Muni Funds
California Portfolio
--------------------------------------------------------------------------------
Historical Performance - Class A Shares
--------------------------------------------------------------------------------

                           Net Asset Value
                        ---------------------
                        Beginning       End         Income       Capital Gain       Total
Year Ended               of Year      of Year      Dividends     Distributions    Returns/(1)/
==============================================================================================
3/31/95                  $12.27       $12.28        $0.75           $0.00            6.47%
----------------------------------------------------------------------------------------------
3/31/94                   12.78        12.27         0.77            0.03            2.15
----------------------------------------------------------------------------------------------
3/31/93                   12.05        12.78         0.78            0.00           12.93
----------------------------------------------------------------------------------------------
3/31/92                   11.62        12.05         0.80            0.00           11.11
----------------------------------------------------------------------------------------------
3/31/91                   11.47        11.62         0.84            0.00            8.90
----------------------------------------------------------------------------------------------
3/31/90                   11.17        11.47         0.85            0.00           10.44
----------------------------------------------------------------------------------------------
3/31/89                   10.96        11.17         0.86            0.00           10.07
----------------------------------------------------------------------------------------------
Inception* - 3/31/88      12.50        10.96         0.88            0.00           (5.79)
==============================================================================================
Total                                               $6.53           $0.03
==============================================================================================

--------------------------------------------------------------------------------
Historical Performance - Class B Shares
--------------------------------------------------------------------------------

                           Net Asset Value
                        ---------------------
                        Beginning       End         Income       Capital Gain       Total
Year Ended               of Year      of Year      Dividends     Distributions    Returns/(1)/
==============================================================================================
Inception* - 3/31/95     $11.52       $12.29        $0.28           $0.00            9.18%
==============================================================================================

--------------------------------------------------------------------------------
Historical Performance - Class C Shares
--------------------------------------------------------------------------------

                           Net Asset Value
                        ---------------------
                        Beginning       End         Income       Capital Gain       Total
Year Ended               of Year      of Year      Dividends     Distributions    Returns/(1)/
==============================================================================================
3/31/95                 $12.26        $12.28        $0.66          $0.00             5.80%
----------------------------------------------------------------------------------------------
3/31/94                  12.77         12.26         0.68           0.03             1.45
----------------------------------------------------------------------------------------------
Inception* - 3/31/93     12.46         12.77         0.18           0.00             3.95
==============================================================================================
Total                                               $1.52          $0.03
==============================================================================================

It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.

Smith Barney Muni Funds
California Portfolio
--------------------------------------------------------------------------------
Average Annual Total Return
--------------------------------------------------------------------------------

                                                 Without Sales Charge/(1)/
                                         ---------------------------------------
                                         Class A         Class B         Class C
================================================================================
Year Ended 3/31/95                        6.47%            N/A            5.80%
--------------------------------------------------------------------------------
Five Years Ended 3/31/95                  8.24             N/A             N/A
--------------------------------------------------------------------------------
Inception* through 3/31/95                6.88            9.18            5.02
--------------------------------------------------------------------------------
                                                  With Sales Charge/(2)/
                                         ---------------------------------------
                                         Class A         Class B         Class C
================================================================================
Year Ended 3/31/95                       2.22%             N/A            4.80%
--------------------------------------------------------------------------------
Five Years Ended 3/31/95                 7.36              N/A             N/A
--------------------------------------------------------------------------------
Inception* through 3/31/95               6.33             4.68            5.02
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Cumulative Total Return
--------------------------------------------------------------------------------

                                                       Without Sales Charge/(1)/
================================================================================
Class A (Inception* through 3/31/95)                           70.16%
--------------------------------------------------------------------------------
Class B (Inception* through 3/31/95)                            9.18
--------------------------------------------------------------------------------
Class C (Inception* through 3/31/95)                           11.57
--------------------------------------------------------------------------------

(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable contingent deferred sales charges ("CDSC") with respect to Class B and Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 4.00%; Class B shares reflect the deduction of a 4.50% CDSC, which applies if shares are redeemed less than one year from initital purchase. This CDSC declines by 0.50% the first year after purchase and by 1.00% per year thereafter until no CDSC is incurred. Class C shares reflect the deduction of a 1.00% CDSC which applies if shares are redeemed within the first year of purchase.

  * Inception dates for Class A, B and C shares are April 3, 1987, November 11, 1994 and January 5, 1993, respectively.

10

Smith Barney Muni Funds
California Portfolio
--------------------------------------------------------------------------------
Historical Performance
--------------------------------------------------------------------------------
        Growth of $10,000 Invested in Class A Shares of the California
                    Portfolio vs. Lehman Long Bond Index/+/
                                  (unaudited)
--------------------------------------------------------------------------------
                            April 1987 - March 1995


                             [CHART APPEARS HERE]

         54990 S/B Calif. Money Mkt. pg. 10
               California                     Lehman Long Bond Index
4/3/87         9600.61                        10000
Mar-88         9394.4                         10165.6
Mar-89         10307                          11126.44
Mar-90         11350.4                        12337.77
Mar-91         12324.8                        13298.21
Mar-92         13657                          14805.68
Mar-93         15383.5                        16967.65
Mar-94         15677.1                        17156.89
Mar-95         16666.7                        18706.04

+ Hypothetical illustration of $10,000 invested in Class A shares at inception on April 3, 1987, assuming deduction of the maximum 4.00% sales charge at the time of investment and reinvestment of dividends (after deduction of applicable sales charges, if any) and capital gains (at net asset value) through March 31, 1995. The Index is unmanaged and is not subject to the same management and trading expenses of a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

  All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

                                                                              11

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedules of Investments                                          March 31, 1995
--------------------------------------------------------------------------------

                       CALIFORNIA MONEY MARKET PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
========================================================================================================
$ 2,000,000      VMIG 1      ABAG Finance Authority for Nonprofit Corporations
                               COP (Lucile Salter Packard Project) 3.90%(b)                  $ 2,000,000
 12,350,000      VMIG 1      Anaheim COP (Police Facility Refinancing
                               Project) 4.00%(b)                                              12,350,000
  4,000,000      A-1         Anaheim Housing Authority Multi-Family Housing
                               (Park Vista Apartments-A) 4.20%(a)(b)                           4,000,000
  1,100,000      A-1+        Burbank Redevelopment Agency Multi-Family
                               Revenue 4.05%(b)                                                1,100,000
  6,000,000      SP-1        Butte County Office of Education BAN 5.00%
                               due 10/27/95                                                    6,022,366
                             California Alternative Energy Source Finance Authority:
                               Cogeneration Revenue Refunding Arroyo Energy:
 27,100,000      A-1+            Series A 4.10%(a)(b)                                         27,100,000
  8,000,000      A-1+            Series B 4.10%(a)(b)                                          8,000,000
  3,800,000      VMIG 1        Hydroelectric Rock Creek Limited 3.95%(a)(b)                    3,800,000
  2,300,000      A-1           Modesto Energy Project Series A 4.25%(b)                        2,300,000
                             California Health Facility Authority Revenue
                               Daughters of Charity:
 26,983,466      MIG 1           O' Connor Hospital Series A 4.15%(b)                         26,983,466
  6,340,000      MIG 1           O' Connor Hospital Series B 4.15%(b)                          6,340,000
 20,245,000      MIG 1           Seton Medical Center Series B 4.15%(b)                       20,245,000
 34,500,000      VMIG 1          St. Francis Medical Center 4.15%(b)                          34,500,000
 25,810,109      MIG 1           Tri-Provincial Health Care System
                                   Sister Mary's Health Hospital 3.95%(b)                     25,810,109
                             California Housing Finance Agency Revenue:
 12,120,000      VMIG 1        P-Floats (PT - 40A) 4.35%(a)(b)                                12,120,000
    900,000      VMIG 1        Multi-Family Housing Series A 4.20%(a)(b)                         900,000
                             California Health Facility Financing Authority Revenue:
  5,000,000      P-1           Adventist Health System Series B 4.00%(b)                       5,000,000
  1,700,000      VMIG 1        Granada Hills Community Hospital 4.35%(b)                       1,700,000
  9,000,000      VMIG 1        Kaiser Permanente Series 93A 4.00%(b)                           9,000,000
  1,500,000      MIG 1         Orange County Children's Hospital 3.95%(b)                      1,500,000
  2,200,000      VMIG 1        Pool Program Series 90A 4.20%(b)                                2,200,000
                             California Pollution Control Finance Authority:
  4,000,000      AA            PCR (Chevron USA Inc. Project) 3.10%
                                 due 5/15/95(f)                                                3,993,932
    300,000      A-1+          PCR (Southdown Inc. Project) 3.60%(b)                             300,000
  4,900,000      A-1+          PCR (Southdown Inc. Project) 3.60%(b)                           4,900,000
  1,100,000      A-1+          PCR (Southdown Inc. Project) Series B 3.60%(b)                  1,100,000
  1,500,000      A-1           PCR (San Diego Gas & Electric) 4.25% due 9/1/95(f)              1,500,000

                      See Notes to Financial Statements.
12

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                       CALIFORNIA MONEY MARKET PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
========================================================================================================
$ 2,000,000       A-1        PCR (San Diego Gas & Electric) Series A 4.25%
                               due 8/1/95(f)                                                 $ 2,000,000
  7,000,000       P-1        PCR Refunding (Sierra Pacific Project) 4.05%(b)                   7,000,000
  5,300,000       A-1        Resource Recovery (Wadham Energy Project)
                               Series A 4.15%(a)(b)                                            5,300,000
  1,900,000       A-1        Resource Recovery (Wadham Energy Project)
                               Series C 4.15%(a)(b)                                            1,900,000
  4,250,000       Aa2        Resource Recovery (Sanger Project) Series A
                               4.05%(a)(b)                                                     4,250,000
                             Solid Waste Disposal Revenue:
 17,900,000       VMIG 1       Colmac Energy Project Series A 4.05%(a)(b)                     17,900,000
 18,400,000       VMIG 1       Colmac Energy Project Series B 4.05%(a)(b)                     18,400,000
  7,000,000       VMIG 1       Colmac Energy Project Series C 4.05%(a)(b)                      7,000,000
  2,075,000       P-1          Sierra Pacific Project 4.15%(a)(b)                              2,075,000
  7,000,000       MIG 1      California School Cash Reserve Program Authority
                               Pool Series A 4.50% due 7/5/95                                  7,013,154
  1,200,000       Aa2        California State Community Development Authority
                               Solid Waste Facility Revenue (Chevron U.S.A. Inc
                               Project) 4.45% (a)(b)                                           1,200,000
  9,500,000       MIG 1      California State RAN Series A 5.00% due 6/28/95                   9,515,526
 80,800,000       MIG 1      California State RAN Series B 4.07% due 6/28/95                  80,795,087
 22,780,000       VMIG 1     California State TOB (BTP-93 A) 4.35%(b)                         22,780,000
  8,500,000       VMIG 1     California State TOB (BTP-94 A) 4.35%(b)                          8,500,000
 27,420,000       VMIG 1     California State TOB (BTP-106 A) 4.35%(b)                        27,420,000
 17,500,000       VMIG 1     California State GO Custody Receipt Series 1992A
                               4.10% due 5/1/95(f)                                            17,500,000
  6,255,000       A-1+       California State Trust Receipts Series 95 (SGA-7)
                               4.40%(b)                                                        6,255,000
  5,000,000       MIG 1      California Statewide Community Development Authority
                               TRAN Series A 4.50% due 7/17/95                                 5,010,586
  2,600,000       SP-1+      Castro Valley Union School District TRAN 4.50%
                               due 7/5/95                                                      2,604,234
    845,000       SP-1+      Chula Vista IDR (Sutherland/Palumbo Project)
                               4.15%(a)(b)                                                       845,000
  26,500,000      P-1        Chula Vista IDR (San Diego Gas & Electric Co.)
                               4.20%(a)(b)                                                    26,500,000
  12,570,000      VMIG 1     Clipper California Series 94-2 4.22%(b)                          12,570,000
  23,100,000      MIG 2      Clovis Union School District TRAN 4.50% due 7/31/95              23,141,749
   3,500,000      A-1+       Concord Multi-Family Mortgage Revenue (Crossroads
                               Apartments) Series 88B 4.00%(b)                                 3,500,000
  12,000,000      VMIG 1     Contra Costa County Multi-Family Housing Revenue
                               (Park Regency) Series 92A 4.20% (a)(b)                         12,000,000

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                       CALIFORNIA MONEY MARKET PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
========================================================================================================
$ 3,500,000       A-1        Contra Costa County Multi-Family Housing Revenue
                               Refunding (Del Norte Apartments) Series 94A
                               4.30%(a)(b)                                                   $ 3,500,000
  2,000,000       VMIG 1     Fairfield IDA (R. Dakin & Company Project) 3.65%(b)               2,000,000
    100,000       VMIG 1     Fontana Multi-Family Housing Revenue Bonds
                               (Citrus Avenue Apartments Project) Series A 4.05%(b)              100,000
    500,000       A-1+       Fontana Multi-Family Housing Revenue Bonds
                               (Springtime Apartments Project) Series A 4.05%(a)(b)              500,000
  5,500,000       A-1        Fremont Multi-Family Housing Revenue (Mission
                               Wells Project) 4.10%(b)                                         5,500,000
  1,000,000       VMIG 1     Garden Grove Multi-Family Housing (Valley View
                               Senior Villas) 4.35%(b)                                         1,000,000
  2,800,000       A-1+       Glendale Public Parking (Reliance Development
                               Company) 1984A 3.60%(b)                                         2,800,000
  1,140,000       VMIG 1     Grand Terrace Community Redevelopment Agency
                               Multi-Family Revenue (Mt Vernon Villas) 4.20%(b)                1,140,000
  2,900,000       A-1        Hayward Housing Authority Multi-Family Revenue
                               Refunding Mortgage (Huntwood Terrace
                               Apartments) 4.15%(b)                                            2,900,000
  1,230,000       A-1        Healdsburg Community Redevelopment Agency
                               Revenue Refunding (Vineyard Plaza Project- A
                               Shopping Center) 4.20%(b)                                       1,230,000
  4,000,000       SP-1       Humbolt County Office of Education TRAN 4.25%
                               due 7/5/95                                                      4,005,512
  1,225,000       VMIG 1     Indigo Housing Authority Revenue (Smoketree
                               Apartments) 4.20%(b)                                            1,225,000
  6,550,000       SP-1+      Irvine TRAN 4.50% due 7/28/95                                     6,560,138
 27,400,000       A-1        Irvine Multi-Family Housing Revenue Series 1993A
                               4.20%(b)                                                       27,400,000
                             Kern County COP (Kern Public Facility Project):
  1,900,000       VMIG 1       Series A 3.95%(b)                                               1,900,000
  4,000,000       VMIG 1       Series C 3.95%(b)                                               4,000,000
  1,900,000       VMIG 1       Series D 3.95%(b)                                               1,900,000
  2,600,000       A-1+       Kern County Union School District COP Financing
                               Project 4.10%(b)                                                2,600,000
  1,675,000       VMIG 1     Livermore COP Water Reclamation Plant Project
                               4.05%(b)                                                        1,675,000
  8,000,000       P-1        Lodi IDR (Dart Container) 4.13%(b)                                8,000,000
  9,500,000       VMIG 1     Long Beach Health Facility Revenue (Memorial
                               Health Services) 1991 4.05%(b)                                  9,500,000

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                       CALIFORNIA MONEY MARKET PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
========================================================================================================
$ 1,500,000      VMIG 1      Los Angeles COP (Simon Wiesenthal Center Project)
                               3.95%(b)                                                      $ 1,500,000
                             Los Angeles Community Redevelopment Agency COP:
    100,000      VMIG 1        Broadway Spring Center Project 4.10%(a)(b)                        100,000
  2,770,000      VMIG 1        Multi-Family Housing Revenue Skyline at Southpark
                                 Apartments Series 85 4.10%(b)                                 2,770,000
                             Los Angeles Convention & Exhibition Center
                               Authority COP:
  2,800,000      A-1+            Series 89B 4.10%(b)                                           2,800,000
 25,740,000      A-1+            Series 95B 4.35%(b)                                          25,740,000
  4,005,000      A-1+        Los Angeles Department of Water & Power Electric
                               4.40%(b)                                                        4,005,000
                             Los Angeles Multi-Family Housing Revenue:
  2,700,000      NR++          Beverly Park Apartments 4.00%(a)(b)                             2,700,000
  2,000,000      VMIG 1        Masselin Manor 4.05%(b)                                         2,000,000
 18,100,000      A-1+          Series K 3.70%(b)                                              18,100,000
  1,500,000      MIG 1       Los Angeles County TRAN 4.50% due 6/30/95                         1,502,315
                             Los Angeles County Housing Authority Multi-Family
                               Housing Revenue:
 13,000,000      A-1             Diamond Apartments Project Series A 4.00%(a)(b)              13,000,000
  5,000,000      A-1             Malibu Meadows II Project Series B 4.00%(b)                   5,000,000
 15,300,000      VMIG 1          Riverpark Apartments Project Series D 4.10%(a)(b)            15,300,000
 14,700,000      A-1+        Los Angeles County Metropolitan Transportation Authority
                               Sales Tax Revenue Refunding Series A 4.00%(b)                  14,700,000
 21,100,000      VMIG 1      Los Angeles County Metropolitan Transportation Authority
                               (General Union Station Gateway) Series A 4.10%(b)              21,100,000
  1,100,000      A-1         Los Angeles County Housing Multi-Family Mortgage
                               Revenue (Valencia Village Project) Series C 3.90%(b)            1,100,000
  8,750,000      A-1+        Los Angeles County Sanitation District 93A 4.35%(b)               8,750,000
  2,100,000      SP-1        Milpitas Union School District TRAN 4.50% due 7/5/95              2,103,683
  4,875,000      A-1+        Modesto Multi-Family Housing Revenue Refunding
                               (Live Oak Apartments Project) 4.10%(a)(b)                       4,875,000
 13,500,000      VMIG 1      Mountain View Multi-Family Housing Revenue
                               (Villa Mariposa Project) 4.00%(b)                              13,500,000
  2,000,000      SP-1+       Newark Union School District TRAN 4.50% due 7/5/95                2,003,508
  9,600,000      VMIG 1      Newport News Redevelopment & Housing Authority
                               Multi-Family Housing Revenue (Newport Oxford
                               Project) 4.20%(b)                                               9,600,000
  3,650,000      MIG 1       North Monterey County Union School District TRAN
                               4.25% due 7/5/95                                                3,655,030

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                       CALIFORNIA MONEY MARKET PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
========================================================================================================
$ 3,000,000      A-1+        Oakland Revenue (Children's Hospital Medical
                               Center) 4.00%(b)                                              $ 3,000,000
    260,000      VMIG 1      Ontario Multi-Family Revenue (Vineyard
                               Village Project) 4.10%(b)                                         260,000
                             Orange County Apartment Development Revenue:
  1,725,000      VMIG 1        Latern Pines Project 4.25%(b)                                   1,725,000
 15,800,000      A-1+          Monarch Bay Apartments 4.50%(b)                                15,800,000
  2,700,000      A-1           The Lakes Project Series A 4.20%(b)                             2,700,000
  1,700,000      VMIG 1        Wood Canyon Villas 4.40%(a)(b)                                  1,700,000
  1,070,000      SP-1        Petaluma City Union School District TRAN 4.50%
                               due 7/5/95                                                      1,071,606
  8,160,000      A-1+        Pleasanton Multi-Family Mortgage Revenue
                               (Valley Plaza) 4.00%(b)                                         8,160,000
    400,000      VMIG 1      Puerto Rico Commonwealth Government Development
                               Bank 4.10%(b)                                                     400,000
    500,000      P-1         Rancho Mirage Redevelopment Agency COP 4.15%(a)(b)                  500,000
  3,940,000      A-1+        Riverside County Housing Authority Multi-Family
                               Mortgage Revenue (Woodcreek Village)
                               Series D 4.00%(b)                                               3,940,000
  1,000,000      A-1+        Roseville Finance Authority Hospital Lease Revenue
                               (Roseville Hospital) Series A 4.05%(b)                          1,000,000
    500,000      VMIG 1      Sacramento County Housing Authority Multi-Family
                               Housing Revenue Refunding (Grouse Run
                               Apartments) 4.05%(b)                                              500,000
                             Sacramento County Multi-Family Housing Revenue:
  2,200,000      VMIG 1        Series 1985A 4.20%(b)                                           2,200,000
    200,000      VMIG 1        Series 1985B 4.20%(b)                                             200,000
  1,200,000      VMIG 1        Series 1985C 4.20%(b)                                           1,200,000
  5,000,000      VMIG 1      Saint Charles County IDA Revenue (Sun River Village
                               Apartments Project) 4.10%(b)                                    5,000,000
    510,000      VMIG 1      San Bernardino IDR (Gate City Beverage
                               Distributor Inc.) 4.10%(b)                                        510,000
    950,000      A-1         San Bernardino Multi-Family Housing Revenue
                               (Castle Park Apartments Project) 4.45%(b)                         950,000
  2,550,000      A-1+        San Bernardino County Multi-Family Housing
                               Revenue (Quail Apartments) 4.00%(b)                             2,550,000
                             San Bernardino County IDA:
  2,100,000      P-1           Master Halco Series 1986II 4.20%(a)(b)                          2,100,000
    190,000      P-1           Ring Can Co. Series 1986II 4.20%(a)(b)                            190,000
  1,045,000      P-1           Tower Industries Series IV 4.20%(a)(b)                          1,045,000

                      See Notes to Financial Statements.

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--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                       CALIFORNIA MONEY MARKET PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
=========================================================================================================
$ 3,000,000      MIG 1       San Diego (City of) TAN 4.25% due 6/30/95                       $  3,004,636
  1,500,000      A-1+        San Diego Multi-Family Mortgage Revenue (La Hoya
                               Point) 3.90%(b)                                                  1,500,000
    100,000      VMIG 1      San Diego Multi-Family Housing Revenue Refunding
                               (University Town Center Apartments) 4.05%(b)                       100,000
 16,000,000      VMIG 1      San Diego County Regional Transportation Community
                               Sales Tax Revenue 3.90%(b)                                      16,000,000
  3,000,000      A-1         San Dimas Redevelopment Agency (San Dimas
                               Community Center) 3.85%(b)                                       3,000,000
                             San Francisco (City & County of) Multi-Family Housing
  2,400,000      A-1           Winterland Project Series 1985C 3.95%(b)                         2,400,000
  8,500,000      A-1         San Francisco (City & County of) Redevelopment
                               Agency Multi-Family Housing (Fillmore Center) 3.95%(b)           8,500,000
    100,000      VMIG 1      San Joaquin County Transportation Authority Sales
                               Tax Revenue 4.15%(b)                                               100,000
    300,000      VMIG 1      San Jose Mortgage Revenue Multi-Family (Somerset
                               Park) Series A 4.25%(a)(b)                                         300,000
  3,300,000      VMIG 1      San Jose Multi-Family Housing Revenue (Fairway Glen)
                               Series A 4.00%(b)                                                3,300,000
  6,000,000      SP-1+       San Jose Union School District Santa Clara County
                               TRAN 4.25% due 7/5/95                                            6,008,268
  1,125,000      A-1+        San Leandro Multi-Family Revenue (Parkside
                               Commons) Series A 4.00%(b)                                       1,125,000
  2,750,000      SP-1+       San Mateo Union High School District TRAN
                               4.50% due 7/10/95                                                2,754,344
  2,000,000      VMIG 1      Santa Ana IDR (Fiesta Market Place) 4.20%(b)                       2,000,000
  2,100,000      A-1         Santa Clara County Multi-Family Housing Revenue
                               Refunding (Garden Grove Apartments) 3.95%(b)                     2,100,000
  5,000,000      MIG 1       Temecula Union School District TRAN
                               4.25% due 7/5/95                                                 5,006,890
  1,200,000      VMIG 1      Visilia IDR (Akers West Association) 4.25%(a)(b)                   1,200,000
  3,490,000      Aa2         West Covina Lease Revenue Refunding (The Lake
                               Public Parking Project) 4.15%(b)                                 3,490,000
  1,000,000      AAA         Whittier Health Facility Revenue (Presbyterian
                               Intercommunity Hospital) 9.50% due 6/1/95(f)                     1,029,335
  3,320,000      A-1+        Woodland Multi-Family Mortgage Revenue
                               (Crossroads Village) Series A 4.00%(b)                           3,320,000
---------------------------------------------------------------------------------------------------------
                             TOTAL INVESTMENTS -- 100%
                             (Cost - $946,020,474)(g)                                        $946,020,474
---------------------------------------------------------------------------------------------------------

See page 30 for full footnote disclosures.

                      See Notes to Financial Statements.

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--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                       CALIFORNIA LIMITED TERM PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
=========================================================================================================
Education - 8.7%
$   375,000      A*          Fresno Unified School District COP Refunding,
                               Measure A Capital Project, Series A, 5.40% due 4/1/03         $    363,750
    300,000      A-          New Haven Unified School District, Alameida County
                               1993 Refunding COP, 5.30% due 7/1/01                               296,250
---------------------------------------------------------------------------------------------------------
                                                                                                  660,000
---------------------------------------------------------------------------------------------------------
Escrowed to Maturity (e) - 15.0%
    440,000      AAA         Arlington Community Hospital Corporation, Parkview
                               Community Hospital First Mortgage Revenue,
                               (Escrowed to Maturity with U.S. Government
                               Securities), 8.00% due 6/1/04                                      486,200
    135,000      AAA         Montclair Redevelopment Agency, Residential
                               Mortgage Revenue, (Escrowed to Maturity with U.S.
                               Government Securities), 7.75% due 10/1/11                          155,250
    220,000      AAA         San Francisco Airport Improvement Corp., Lease
                               Revenue, (Escrowed to Maturity with U.S.
                               Government Securities), 8.00% due 7/1/13                           257,125
    215,000      AAA         Virgin Islands Territory GO, (Escrowed to Maturity
                               with U.S. Government Securities), 8.00% due 3/1/98                 234,350
---------------------------------------------------------------------------------------------------------
                                                                                                1,132,925
---------------------------------------------------------------------------------------------------------
Hospital - 13.0%
    345,000      AAA         City of Marysville Hospital Revenue Refunding Bonds,
                               (The Fremont-Rideout Health Group), 1993 Series A,
                               AMBAC-Insured, 5.10% due 1/1/03(d)                                 336,806
    250,000      A+          Riverside County Asset Leasing Corp., Leasehold
                               Revenue, Riverside County Hospital Project-A,
                               6.00% due 6/1/04                                                   248,750
    400,000      NR          Valley Health Systems COP Refunding Project, 6.25%
                               due 5/15/99                                                        396,500
---------------------------------------------------------------------------------------------------------
                                                                                                  982,056
---------------------------------------------------------------------------------------------------------
Housing: Multi-Family - 10.7%
    300,000      AAA         San Luis Obispo HFA Multi-Family Housing Revenue,
                               Parkwood Apartments Project, Series A, FNMA-
                               Collateralized, 5.50% due 8/1/03                                   297,000
    525,000      AAA         City of Santa Rosa Mortgage Revenue Refunding,
                               Marlow Apartments Project, FHA-Insured,
                               5.60% due 9/1/05                                                   511,219
---------------------------------------------------------------------------------------------------------
                                                                                                  808,219
---------------------------------------------------------------------------------------------------------

                      See Notes to Financial Statements.

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--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                       CALIFORNIA LIMITED TERM PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
=========================================================================================================
Housing: Single-Family - 4.0%
$   300,000      Aa*         California HFA Home Mortgage Series B-1, 5.90%
                               due 8/1/04(a)                                                 $    300,375
---------------------------------------------------------------------------------------------------------
Industrial Development - 3.6%
    270,000      AA-         Simi Valley Community Development Agency COP,
                               Simi Valley Business Center, Guaranty Agreement with
                               New England Mutual Life, 6.05% mandatory put 10/1/99               273,713
---------------------------------------------------------------------------------------------------------
Public Facilities - 17.9%
    300,000      AA-         Berkeley Revenue, Berkeley YMCA, LOC Banque
                               Nationale De Paris, 4.80% mandatory put 6/1/98                     294,000
    500,000      A-          Foster City Public Financing Authority Revenue,
                               Foster City Community Development, Project Loan,
                               Series A, 5.20% due 9/1/00                                         489,375
    345,000      A           Mendocino County Public Facilities Authority
                               Corporation COP 1993, 5.50% due 8/15/03                            329,906
    250,000      A           San Francisco City & County COP, San Francisco
                               Permit Center, 5.00% due 3/1/03                                    235,625
---------------------------------------------------------------------------------------------------------
                                                                                                1,348,906
---------------------------------------------------------------------------------------------------------
Short-Term (b) - 4.0%
    300,000      P-1*        California Pollution Control Financing Authority,
                               Resource Recovery Revenue, Delano Project, LOC
                               ABN Amro Bank, 4.35% due 8/1/19(a)                                 300,000
---------------------------------------------------------------------------------------------------------
Tax Allocation - 18.9%
    690,000      AAA         Lynwood Redevelopment Agency Tax Allocation,
                               Project Area, Series A, AMBAC-Insured, 5.125%
                               due 7/1/03(d)                                                      676,200
    750,000      A-          Paramount Redevelopment Agency Tax Allocation
                               Refunding, Redevelopment Project Area No. 1, 5.80%
                               due 8/1/03                                                         748,125
---------------------------------------------------------------------------------------------------------
                                                                                                1,424,325
---------------------------------------------------------------------------------------------------------
Utility - 4.2%
    325,000      BBB-        Trinity County Public Utilities District COP, Electric
                               District Facilities, 5.60% due 4/1/00 (a)                          315,656
---------------------------------------------------------------------------------------------------------
                             TOTAL INVESTMENTS -- 100%
                             (Cost - $7,581,187)(g)                                            $7,546,175
=========================================================================================================

See page 30 for full footnote disclosures.

                      See Notes to Financial Statements.

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--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                             CALIFORNIA PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
=========================================================================================================
Education - 6.8%
$ 2,000,000      AAA         Adelanto School District Series-B, FGIC-Insured,
                               zero coupon due 9/1/18                                        $    452,500
  1,000,000      Baa*        California Educational Facilities Authority Revenue,
                               Pooled College & University Financing Series B,
                               Refunding, 6.125% due 6/1/09                                       975,000
  1,000,000      A-          California State Public Works Board High Technology
                               Facility Revenue, San Jose Facility Series-A, 7.75%
                               due 8/1/06                                                       1,121,250
  1,000,000      AAA         Gilroy Unified School District, COP Refunding, FSA-
                               Insured, 6.25%, due 9/1/12                                       1,018,750
  1,020,000      AAA         Pomona Unified School District, Series B, FGIC-Insured,
                               6.25% due 8/1/14                                                 1,049,323
  4,000,000      AAA         San Dieguito Union High School District COP, FSA-
                               Insured, stepped zero coupon to 4/1/00 then 5.95% to
                               maturity, due 4/1/23                                             2,800,000
  1,530,000      AAA         Santa Rosa High School, FGIC-Insured, 5.90% due 5/1/14             1,512,787
  2,500,000      Baa1*       Yuba City Unified School District COP, Andors
                               Karperos School Construction Project, 6.70%
                               due 2/1/13                                                       2,462,500
---------------------------------------------------------------------------------------------------------
                                                                                               11,392,110
---------------------------------------------------------------------------------------------------------
Escrowed to Maturity (e) - 7.8%
    270,000      AAA         Contra Costa County Home Mortgage, GNMA-Collateralized
                               (Escrowed to Maturity with U.S. Government
                               Securities), 7.75% due 5/1/22(a)                                   324,337
  3,325,000      AAA         Perris County Single Family Mortgage Revenue, GNMA-
                               Backed Security Series A (Escrowed to Maturity with
                               U.S. Government  Securities), 8.30% due 6/1/13(a)                4,085,593
    400,000      AAA         Pleasanton Capital Projects 1 & 2, (Escrowed to Maturity
                               with U.S. Government Securities), 8.75% due 10/1/08                444,500
  6,000,000      AAA         Pleasanton-Suisun City Home Finance Authority
                               Home Mortgage Revenue, MBIA-Insured (Escrowed
                               to Maturity with U.S. Government Securities),
                               zero coupon due 10/1/16                                          1,455,000
  2,620,000      AAA         Riverside County Single-Family Mortgage Revenue
                               Series-A (Escrowed to Maturity with U.S. Government
                               Securities), 8.30% due 11/1/12(a)                                3,245,525
  1,500,000      AAA         Sacramento County Single-Family Mortgage Revenue,
                               GNMA-Collateralized, Issue A, (Escrowed to Maturity with
                               U.S. Government Securities), 8.125% due 7/1/16(a)                1,805,625

                      See Notes to Financial Statements.

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--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                             CALIFORNIA PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
=========================================================================================================
Escrowed to Maturity (e) - 7.8% (continued)
 $4,310,000      AAA         San Marcos Public Facilities Authority, Public Facilities
                               Revenue (Escrowed to Maturity with U.S. Government
                               Securities), zero coupon due 1/1/19                           $    894,325
    700,000      AAA         Santa Rosa Hospital Revenue, Santa Rosa Memorial
                               Hospital Project, (Escrowed to Maturity with U.S.
                               Government Securities), 10.30% due 3/1/01                          936,250
---------------------------------------------------------------------------------------------------------
                                                                                               13,191,155
---------------------------------------------------------------------------------------------------------
Finance - 1.9%
                             Association of Bay Area Governments:
  1,000,000      A             Finance Corp. California COP, ABAG XXVI-Series A,
                                 6.25% due 6/1/11                                                 968,750
    765,000      A*            Municipal Financing Pool, 8.05% due 9/1/10                         816,637
    150,000      A-          Concord Santa Cruz South Gate COP, 7.625%
                               due 6/1/11                                                         150,187
    750,000      Baa*        Public Capital Improvements Financing Authority,
                               SunLife GIC, 8.50% due 3/1/18                                      805,313
    500,000      Baa*        Special District Financing Authority, COP, SunLife GIC,
                               8.50% due 7/1/18                                                   540,000
---------------------------------------------------------------------------------------------------------
                                                                                                3,280,887
---------------------------------------------------------------------------------------------------------
Government Facilities - 1.9%
  2,000,000      A-          State Public Works Board Lease Revenue, Various
                               California State University Projects, Series A,
                               6.70% due 10/1/17                                                2,052,500
  1,300,000      BBB         Murrieta Financing Authority Police & Civic Center
                               Lease Revenue, Series A, 6.375% due 8/1/18                       1,212,250
---------------------------------------------------------------------------------------------------------
                                                                                                3,264,750
---------------------------------------------------------------------------------------------------------
General Obligation - 1.7%
  1,000,000      AAA         San Diego Public Safety Communication Project,
                               6.65% due 7/15/11                                                1,091,250
  1,500,000      AAA         Santa Margarita/Dana Point Authority Revenue Bond,
                               MBIA-Insured, 7.25% due 8/1/14                                   1,717,500
---------------------------------------------------------------------------------------------------------
                                                                                                2,808,750
---------------------------------------------------------------------------------------------------------
Hospital - 15.7%
  1,500,000      A           Association of Bay Area Governments Finance
                               Authority Nonprofit Corps, California-Insured
                               COP, Rehabilitation Mental Health Services Inc.
                               Project, 6.55% due 6/1/22                                        1,492,500

                      See Notes to Financial Statements.

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--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                             CALIFORNIA PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
=========================================================================================================
Hospital - 15.7% (continued)
 $1,500,000      A         Bakersfield Hospital Revenue, Bakersfield Memorial
                             Hospital, Series A, 6.50% due 1/1/22                              $1,468,125
    465,000      A+        California Health Facilities Financing Authority Revenue:
                             Community Provider Pooled Loan Program Series
                               1990A, LOC Swiss Bank Corporation,
                               7.35% due 6/1/20                                                   489,994
  1,150,000      A         Episcopal Homes Foundation Project, CHFCLI-
                             Insured, 7.70% due 7/1/18                                          1,208,938
  2,015,000      Aa*       Hospital Revenue Bonds (Daughters of Charity
                             National Health System), Series 1994A,
                             5.65% due 10/1/14                                                  1,858,838
  1,450,000      A+        St. Elizabeth Hospital Project, 6.20% due 11/15/09                   1,431,875
  1,250,000      A         South Coast Medical Center, CHFCLI-Insured,
                             7.25% due 7/1/15                                                   1,300,000
  1,200,000      AAA       California Statewide Community Development
                             Corporation, COP (Villaview Hospital), CHFCLI-
                             Insured, 7.00% due 9/1/09                                          1,249,500
  1,000,000      AA        California Statewide Community Development Authority
                             Revenue, (St. Joseph Health System),
                             6.625% due 7/1/21                                                  1,021,250
  1,405,000      A+        Contra Costa County, California COP, Merrithew Memorial
                             Hospital, 6.50% due 11/1/06                                        1,429,588
  2,000,000      A+        County of Riverside Asset Leasing Corp. Leasehold
                             Revenue Bonds 1993A, Riverside Hospital Project,
                             6.375% due 6/1/09                                                  1,995,000
  1,000,000      Aa*       Fresno Health Facilities Revenue (Holy Cross System-
                             St. Agnes), 6.625% due 6/1/21                                      1,016,250
    250,000      BB+       Glendale Hospital Revenue Refunding (Glendale
                             Memorial Hospital), 9.00% due 11/1/17                                262,500
  1,000,000      A+        Inglewood Insured Hospital Revenue Bonds
                             (Daniel Freeman Hospital Inc.), Series 1991,
                             CHFCLI-Insured, 6.75% due 5/1/13                                   1,012,500
  1,000,000      A         Rancho Mirage Joint Powers Financing Authority
                             (Eisenhower Memorial Hospital), 7.00% due 3/1/22                   1,013,750
  2,000,000      A         San Bernardino Capital Facilities Project, COP
                             Series B, 6.875% due 8/1/24                                        2,237,500
  2,620,000      A-        San Bernardino County Medical Center
                             Financing Project, 6.00% due 8/1/09                                2,390,750

                      See Notes to Financial Statements.

22

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--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                             CALIFORNIA PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
=========================================================================================================
Hospital - 15.7% (continued)
  $2,750,000      A*         San Joaquin County COP, General Hospital Poject
                               1993, 6.25% due 9/1/13                                         $ 2,653,750
     910,000      A          Torrance Hospital Revenue (Little Co. of Mary Hospital),
                               6.875% due 7/1/15                                                  933,888
---------------------------------------------------------------------------------------------------------
                                                                                               26,466,496
---------------------------------------------------------------------------------------------------------
Housing: Multi-Family - 4.0%

                             California HFA Revenue:
     245,000    AAA            Multi-Family Housing Revenue, MBIA-Insured,
                                 8.75% due 8/1/10(d)                                              259,394
   1,630,000    A+             Multi-Unit Rental Housing Series A, 6.625%
                                 due 2/1/24                                                     1,615,738
   1,100,000    A            California Statewide Communities Development
                                 Corporation (Solheim Lutheran Home),
                                 6.50% due 11/1/17                                              1,038,124
   2,400,000    Aaa*         San Francisco City & County Redevelopment Agency
                                 Multi-Family Revenue Refunding South Beach
                                 Project, GNMA-Collateralized, 5.70% due 3/1/29                 2,211,000
   1,500,000    A1*          San Jose Multi-Family Housing Senior Revenue
                                 (Timberwood Apartments), Series A, LOC Wells Fargo
                                 Bank, 7.50% due 2/1/20                                         1,550,625
---------------------------------------------------------------------------------------------------------
                                                                                                6,674,881
---------------------------------------------------------------------------------------------------------
Housing: Single-Family - 3.2%

                             California HFA Home Mortgage Revenue:
      40,000    AA             9.125% due 2/1/07                                                   41,200
     615,000    Aa*            8.25% due 8/1/08(a)                                                639,600
     235,000    Aa*            8.60% due 8/1/19(a)                                                247,338
     770,000    Aa*            8.30% due 8/1/19(a)                                                809,462
   1,000,000    AA-            7.00% due 8/1/26                                                 1,010,000
     350,000    Aa*            Zero coupon due 8/1/15                                              45,062
     520,000    Aa*            Series E, 8.35% due 8/1/19(a)                                      544,700
     480,000    AAA          California Housing Finance Agency Revenue Housing
                               Series C, MBIA-Insured, 7.00% due 8/1/23(a)                        495,600
     800,000    AAA          Los Angeles Single-Family Home Mortgage Revenue,
                               GNMA-Collateralized Mortgage Backed Securities
                               Program, Issue A, 7.55% due 12/1/23(a)                             833,000
     295,000    Baa*         Riverside County Housing Authority, 7.90% due 10/1/18                308,643
     115,000    AAA          San Francisco City & County Single-Family Mortgage
                               Revenue GNMA & FNMA Mortgage Backed Securities
                               Program, Series 1990, 7.45% due 1/1/24(a)                          120,463

                      See Notes to Financial Statements.

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--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                             CALIFORNIA PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
=========================================================================================================
Housing: Single-Family - 3.2% (continued)
  $   25,000     BBB+        Sonoma County Home Mortgage Revenue, 9.125%
                               due 6/1/15(d)                                                  $   25,938
     195,000     AAA         Southern California Home Financing Authority Single-
                               Family Mortgage Revenue, GNMA & FNMA Mortgage
                               Backed Securities Program, 1990 Issue B, 7.75%
                               due 3/1/24(a)                                                     207,188
--------------------------------------------------------------------------------------------------------
                                                                                               5,328,194
--------------------------------------------------------------------------------------------------------
Industrial Development - 2.1%
   1,000,000     A1*         Los Angeles County, IDA Revenue (Altshule Properties
                               Project) LOC Security Pacific, 7.20% due 10/1/11(a)             1,022,500
   2,470,000     AA-         Simi Valley Community Development Agency COP, Simi
                               Valley Business Center, Guaranty Agreement with New
                               England Mutual Life, 6.05% mandatory put 10/1/99                2,503,963
--------------------------------------------------------------------------------------------------------
                                                                                               3,526,463
--------------------------------------------------------------------------------------------------------
Miscellaneous - 4.1%
   1,000,000     A-          COP County of Los Angeles, 1991 Master Refunding
                               Project-RIBS, 8.772% due 5/1/15(c)                              1,011,250
   1,000,000     A           COP County of Los Angeles, For Multiple Capital
                               Facilities Projects III SYCC, 7.34% due 11/1/11                 1,022,500
                             Orange County Community Facilities District Special Tax:
   1,000,000     A-            #87-5A Rancho Santa Margarita, 7.80% due 8/15/13                1,108,750
   1,500,000     AAA         Rancho Santa Margarita, CGIC-Insured, 7.125%
                               due 8/15/17                                                     1,580,625
   1,000,000     A*          Orange County (Mission Viejo) Series A 1990, Special
                               Tax Bonds Community Facilities District (Mello Roos),
                               7.80% due 8/15/15                                               1,142,500
   1,000,000     AAA         San Diego County Building Authority, Registered Fixed
                               Option Certificates, 6.363% due 11/18/19                        1,018,750
--------------------------------------------------------------------------------------------------------
                                                                                               6,884,375
--------------------------------------------------------------------------------------------------------
Pollution Control - 5.2%
                             California Pollution Control Financing Authority:
   2,500,000     A1*           PCR (Pacific Gas & Electric Co.), 6.35%
                                 due 6/1/09(a)                                                 2,550,000
     800,000     A1*           PCR (Pacific Gas & Electric Co.), 8.20% due 12/1/18               863,000
     500,000     AA-           Resource Recovery Revenue Bonds (Waste
                                 Management Inc.), 1991 Corporate Series A,
                                 7.15% due 2/1/11(a)                                             530,000

                      See Notes to Financial Statements.

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--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                             CALIFORNIA PORTFOLIO

    FACE
   AMOUNT     RATING                               SECURITY                                     VALUE
---------------------------------------------------------------------------------------------------------
Pollution Control - 5.2% (continued)
  $1,500,000   Aa3*        San Diego Gas & Electric Co. Series A, 6.80% due
                             6/1/15(a)                                                         $1,618,125
   1,000,000   A2*         Southern California (Edison), 4.25% due 2/28/08                      1,000,000
   2,125,000   AAA         Southern California, 6.40% due 12/1/24(a)                            2,143,594
---------------------------------------------------------------------------------------------------------
                                                                                                8,704,719
---------------------------------------------------------------------------------------------------------
Power -- 2.6%
   1,110,000   A*          Northern California Power Agency (Geothermal Project),
                             5.00% due 7/1/09                                                     978,188
   2,000,000   AAA         Northern California Power Agency (Hydroelectric Project),
                             5.50% due 7/1/16                                                   1,865,000
   1,000,000   AAA         Redding COP Electric System Revenue, 8.345% due
                             7/1/22(c)                                                          1,073,750
     600,000   A           Southern California Public Power Authority, Multiple
                             Project Revenue 1989 Series, 5.50% due 7/1/20                        537,000
---------------------------------------------------------------------------------------------------------
                                                                                                4,453,938
---------------------------------------------------------------------------------------------------------
Pre-Refunded (e) - 16.1%
   1,500,000   AAA         California COP Lease Finance Authority, CSAC-Nevada
                             County, (Escrowed with U.S. Government Securities to
                             10/1/98 Call @ 101), 7.60% due 10/1/19                             1,629,375
   1,245,000   AAA         Concord Redevelopment Agency Tax Allocation Bonds
                             (Central Concord Redevelopment Project) BIG-Insured,
                             (Escrowed with U.S. Government Securities to 7/1/98
                             Call @ 102), 8.00% due 7/1/18                                      1,386,619
   1,500,000   AAA         Desert Hospital Corporation Project, COP Series 1990,
                             (Escrowed with U.S. Government Securities to 7/1/00
                             Call @ 102), 8.10% due 7/1/20                                      1,736,250
     320,000   AAA         Dublin COP, Public Facilities Project No. 1, (Escrowed with
                             U.S. Government Securities to 2/1/96 Call @ par),
                             9.25% due 2/1/10                                                     332,800
     750,000   AAA         El Camino Hospital Revenue COP, (Escrowed with U.S.
                             Government Securities to 9/1/97 Call @ 102), 8.50%
                             due 9/1/17                                                           822,188
     550,000   AAA         Grossmont Hospital District, MBIA-Insured, (Escrowed with
                             U.S. Government Securities to 11/15/97 Call @ 102),
                             8.00% due 11/15/17                                                   605,000
   1,200,000   AAA         Huntington Beach COP, Civic Center Project,  (Escrowed with
                             U.S. Government Securities to 8/1/95 Call @ 102),
                             7.90% due 8/1/16                                                   1,237,500

                      See Notes to Financial Statements.

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--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                             CALIFORNIA PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
=========================================================================================================
Pre-Refunded (e) - 16.1% (continued)
  $1,500,000   AAA         Kings River Conservation District, Pine Flat Power
                             Revenue Series C, (Escrowed with U.S. Government
                             Securities to 1/1/97 Call @ 102), 7.90% due 1/1/20(d)             $1,612,500
     640,000   AAA         Loma Linda Water Revenue, (Escrowed with U.S.
                             Government Securities to 12/1/95 Call @ 102),
                             9.25% due 12/1/10                                                    672,800
     500,000   AAA         Los Angeles County Transportation Commission
                             Sales Tax Revenue Series A, (Escrowed with U.S.
                             Government Securities to 7/1/98 Call @ 102),
                             8.00% due 7/1/18                                                     556,875
     450,000   AAA         Los Angeles Convention and Exhibition Center
                             Authority COP, (Escrowed with U.S. Government
                             Securities to 12/1/05 Call @ 100), 9.00% due 12/1/20                 587,250
                           Los Angeles Department of Water and Power:
   1,550,000   AAA           Water Works Revenue, (Escrowed with U..S. Government
                               Securities to 2/15/99 Call @ 102), 7.20% due 2/15/19             1,699,188
   1,000,000   AAA           Electric Revenue, (Escrowed with U.S. Government
                               Securities to 5/1/98 Call @ 102), 7.90% due 5/1/28               1,105,000
   1,950,000   AAA           Electric Revenue, (Escrowed with U.S. Government
                               Securities to 1/15/01 Call @ 102), 7.10% due 1/15/31             2,164,500
   1,200,000   AAA         Los Angeles Waste Water System Revenue, (Escrowed
                             with U.S. Government Securities to 11/1/97 Call @ 102),
                             8.125% due 11/1/17                                                 1,321,500
     425,000   AAA         Norwalk Redevelopment Agency (Norwalk Redevelopment
                             Area 1), (Escrowed with U.S. Government Securities to
                             12/1/95 Call @ 102), 9.10% due 12/1/15                               444,656
     500,000   AAA         Oceanside County COP, AMBAC-Insured, (Escrowed with
                             U.S. Government Securities to 8/1/02 Call @ 102),
                             7.30% due 8/1/21                                                     575,000
   1,000,000   AAA         Rancho Water District Finance Authority Revenue Bonds,
                             Series 1991, RITES, AMBAC-Insured, (Escrowed with
                             U.S. Government Securities to 8/17/01 Call @ 104),
                             9.574% due 8/15/21(c)                                              1,180,000
   2,500,000   AAA         Riverside County Asset Leasing Corp. Leasehold
                             Revenue (Riverside County Hospital Project)
                             (Escrowed with U.S. Government Securities to 6/1/99
                             Call @ 102), 7.40% due 6/1/14                                      2,768,750
   1,000,000   AAA         Sacramento Municipal Utilities District Electric Revenue,
                             Series P, (Escrowed with U.S. Government Securities to
                             7/1/95 Call @ 102), 8.625% due 7/1/10                              1,030,500

                      See Notes to Financial Statements.


26

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--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                             CALIFORNIA PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
=========================================================================================================
Pre-Refunded (e) - 16.1% (continued)
  $1,000,000   AAA         San Bernardino County COP (West Valley Detention
                             Center Project), (Escrowed with U.S. Government
                             Securities to 11/1/98 Call @ 102), 7.70% due 11/1/18             $ 1,112,500
     250,000   AAA         San Diego Redevelopment Agency (Marina
                             Redevelopment Project), (Escrowed with U.S.
                             Government Securities to 12/1/97 Call @ 101.5),
                             8.75% due 12/1/08                                                    278,750
     500,000   AAA         Santa Clara County 1986 COP Capital Project I
                             (Courthouse and Detention Center), (Escrowed with
                             U.S. Government Securities to 10/1/96 Call @ 102),
                             8.00% due 10/1/16                                                    535,000
   1,000,000   AAA         State Public Works Board Lease Revenue, Department
                             of Corrections (State Prison-Madera County),
                             (Escrowed with U.S. Government Securities to
                             9/1/00 Call @ 102), 7.00% due 9/1/09                               1,111,250
     500,000   AAA         Upland COP (Police Building Construction Project),
                             (Escrowed with U.S. Government Securities to 8/1/98
                             Call @ 102), 8.20% due 8/1/16                                        533,125
---------------------------------------------------------------------------------------------------------
                                                                                               27,038,876
---------------------------------------------------------------------------------------------------------
Public Facilities - 9.7%
   2,000,000   AAA         Anaheim COP Convention Center RITES, MBIA-
                             Insured, 6.20% due 7/16/23(c)                                      2,035,000
   2,000,000   AAA         Anaheim Public Financing Authority Tax Allocation
                             Revenue, 6.45% due 12/28/18                                        2,077,500
     500,000   A3*         Association of Bay Area Governments Penninsula Family
                             YMCA, LOC Daiwa Bank, 6.80% due 10/1/11                              504,375
   1,025,000   Baa*        Azusa COP Refunding Capital Improvement Refining
                             Project, 6.625% due 8/1/13                                         1,010,906
   2,000,000   A-          Burbank Redevelopment Agency Tax Allocation Series
                             A, 6.00% due 12/1/23                                               1,802,500
   2,000,000   AAA         California Public School District Financing Authority
                             Convertible Capital Appreciation Bonds, Palmdale School
                             District, FSA-Insured, Series 1993B, stepped zero coupon
                             to 9/30/99 then 6.20% to maturity, due 10/1/23                     1,322,500
   1,500,000   Baa*        Corona Public Finance Authority 1993 Public
                             Improvement Refunding Revenue Bonds, 6.00%
                             due 7/1/14                                                         1,365,000
   2,000,000   A           Mendocino County Public Facilities Authority
                             Corporation COP, Series 1993, 6.00% due 8/15/23                    1,832,500

                      See Notes to Financial Statements.

                                                                              27

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--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                             CALIFORNIA PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
==========================================================================================================
Public Facilities - 9.7% (continued)
  $2,875,000   AAA         Santa Ana Financing Authority Lease Revenue-Police
                             Administration and Holding Facility, 6.25%
                             due 7/1/24                                                       $ 2,925,313
   1,500,000   NR          Valley Health System COP Refunding Project, 6.875%
                             due 5/15/23                                                        1,393,125
---------------------------------------------------------------------------------------------------------
                                                                                               16,268,719
---------------------------------------------------------------------------------------------------------
Short-Term (b) - 0.1%
     100,000   A-1+        California Health Facilities Financing Authority Revenue,
                             St. Joseph Health System, 4.40% due 7/1/13                           100,000
     100,000   P-1*        California Pollution Control Financing Authority, Shell
                             Oil Company Project, 4.40% due 10/1/11                               100,000
---------------------------------------------------------------------------------------------------------
                                                                                                  200,000
---------------------------------------------------------------------------------------------------------
Solid Waste - 1.8%
   1,300,000   CAA         Orange County COP, Orange County Public Facilities
                             Corp. (Solid Waste Management), 7.875%
                             due 12/1/07                                                        1,314,625
     750,000   A-          Southeast Resource Recovery Facilities Authority,
                             Lease Revenue, 9.00% due 12/1/08                                     780,000
   1,000,000   A-          West Nevada County COP Solid Waste, 7.50%
                             due 6/1/21                                                           990,000
---------------------------------------------------------------------------------------------------------
                                                                                                3,084,625
---------------------------------------------------------------------------------------------------------
Tax Allocation - 3.2%
   1,000,000   Baa*        Azusa Redevelopment Agency Tax Allocation Refunding
                             Merged Project Area, Series A, 6.75% due 8/1/23                      993,750
     295,000   AAA         Brea Public Finance Authority Tax Allocation, MBIA-
                             Insured, 7.00% due 8/1/15                                            315,281
   1,000,000   BBB         Carson Redevelopment Agency Redevelopment Project
                             Area No. 2, 6.00% due 10/1/13                                        922,500
      30,000   AAA         Concord Redevelopment Agency Tax Allocation Bonds
                             (Central Concord Redevelopment Project), BIG-Insured,
                             8.00% due 7/1/18                                                      33,075
   1,000,000   Baa*        Pomona Public Finance Authority Revenue Refunding
                             Southwest Pomona Redevelopment, 5.50% due 2/1/08                     921,250
   2,000,000   AAA         South Orange County Public Financing Authority
                             Special Tax Revenue-Series A, 7.00% due 9/1/10                     2,227,500
---------------------------------------------------------------------------------------------------------
                                                                                                5,413,356
---------------------------------------------------------------------------------------------------------

                      See Notes to Financial Statements.

28

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--------------------------------------------------------------------------------
Schedules of Investments (continued)    March 31, 1995
--------------------------------------------------------------------------------

                             CALIFORNIA PORTFOLIO

    FACE
   AMOUNT        RATING                            SECURITY                                     VALUE
=========================================================================================================
Transportation - 4.0%
  $2,500,000   AAA         Sacramento County Airport System Revenue, Series A,
                             FGIC-Insured, 6.00% due 7/1/12(a)                               $  2,468,750
   3,000,000   AAA         San Francisco City & County Airports Second Series
                             Issue 5, FGIC-Insured, 6.50% due 5/1/19(a)                         3,052,500
   1,250,000   A*          Santa Barbara COP Harbor Refunding Project, 6.75%
                             due 10/1/27                                                        1,262,500
---------------------------------------------------------------------------------------------------------
                                                                                                6,783,750
---------------------------------------------------------------------------------------------------------
Utilities - 1.0%
   1,760,000   BBB-        Trinity County Public Utilities District COP, Electric
                             District Facilities, 6.75% due 4/1/23(a)                           1,713,800
---------------------------------------------------------------------------------------------------------
Water & Sewer - 7.1%
   1,200,000   A1*         Bakersfield, COP (Waste Water Treatment Plant 3
                             Projects), 8.00% due 1/1/10                                        1,291,500
   1,000,000   AAA         Eastern Municipal Water District, Water & Sewer
                             Revenue COP, FGIC-Insured, 6.75% due 7/1/12                        1,088,750
                           Irvine Ranch Water District Joint Powers Agency,
                             Local Agency Pool Revenue Bonds:
   1,750,000   A+              7.875% due 2/15/23(d)                                            1,820,000
   1,000,000   A+              8.25% due 8/15/23(d)                                             1,057,500
   3,000,000   AAA         Los Angeles Department of Water & Power,
                             Electric Plant Revenue, 5.375% due 9/1/23                          2,700,000
   1,425,000   AAA         Los Angeles Wastewater Systems Revenue,
                             5.60% due 6/1/20                                                   1,330,594
   1,000,000   AAA         San Buenaventura COP (1990 Water Enterprise
                             Financing), AMBAC-Insured, 7.50% due 10/1/20                       1,136,250
   1,300,000   AAA         Yolo County Flood Control & Water Conservation
                             District COP, FGIC-Insured, 7.125% due 7/15/15                     1,475,500
---------------------------------------------------------------------------------------------------------
                                                                                               11,900,094
---------------------------------------------------------------------------------------------------------
                             TOTAL INVESTMENTS -- 100%
                             (Cost - $163,257,338)(g)                                        $168,379,938
=========================================================================================================

                      See Notes to Financial Statements.

                                                                              29

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--------------------------------------------------------------------------------
Schedules of Investments (continued)    March 31, 1995
--------------------------------------------------------------------------------

(a) Income from these issues is considered a preference item for purposes of calculating the alternative minimum tax.

(b) Variable rate obligations payable at par on demand at any time on no more than seven days notice.

(c) Residual interest bonds-coupon varies inversely with level of short-term tax-exempt interest rates.

(d) Securities segregated by Custodian for open purchase commitment.

(e) Pre-refunded bonds escrowed by U.S. Government Securities and bonds escrowed to maturity by U.S. Government Securities are considered by manager to be triple-A rated even if issuer has not applied for new ratings.

(f) Variable rate obligations payable at par on demand on the date indicated.

(g) The cost for Federal income tax purposes is substantially the same.

 ++ Security has not been rated by either Moody's Investors Services or Standard & Poors, however, the portfolio manager has determined the equivalent rating to be A-1+.

    See pages 31 and 32 for definition of ratings and certan security descriptions.

                      See Notes to Financial Statements.

30

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--------------------------------------------------------------------------------
Bond Ratings
--------------------------------------------------------------------------------

All ratings are by Standard & Poor's Corporation, except those identified by an asterisk (*) are rated by Moody's Investors Services. The definitions of the applicable rating symbols are set forth below:

Standard & Poor's -- Rating from "AA" to "BB" may be modified by the addition of a plus (+) or minus (-) sign to show relative standings within the major rating categories.

AAA      -- Debt rated "AAA" has the highest rating assigned by Standard &
            Poor's. Capacity to pay interest and repay principal is extremely strong.

AA       -- Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the highest rated issue only in a small degree.

A        -- Debt rated "A" has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB      -- Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

BB       -- Debt rated "BB" has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments.

Moody's  -- Numerical modifiers 1, 2 and 3 may be applied to each generic rating from "Aa" to "Baa", where 1 is the highest and 3 the lowest ranking within its generic category.

Aaa      -- Bonds that are rated "Aaa" are judged to be of the best quality.
            They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa       -- Bonds that are rated "Aa" are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A        -- Bonds that are rated "A" possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa      -- Bonds that are rated "Baa" are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

NR       -- Indicates that the bond is not rated by Standard & Poor's
            Corporation or Moody's Investors Services.

                                                                              31

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Smith Barney Muni Funds
--------------------------------------------------------------------------------
Short-Term Security Ratings
--------------------------------------------------------------------------------

SP-1     -- Standard & Poor's highest rate rating indicating very strong or strong capacity to pay principal and interest; those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign.

A-1      -- Standard & Poor's highest commercial paper and variable-rate demand obligation (VRDO) rating indicating that the degree of safety regarding timely payment is either overwhelming or very strong; those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign.

VMIG 1   -- Moody's highest rating for issues having a demand feature --
            (VRDO)

P-1      -- Moody's highest rating for commercial paper and for VRDO prior to the advent of the VMIG 1 rating.

MIG 1    -- Moody's highest rating for short-term municipal obligations.

MIG 2    -- Moody's second highest rating for short-term municipal
            obligations.

--------------------------------------------------------------------------------
Security Descriptions
--------------------------------------------------------------------------------

ABAG     -- Association of Bay Area Governors
AIG      -- American International Guaranty
AMBAC    -- AMBAC Indemnity Corporation
BAN      -- Bond Anticipation Notes
BIG      -- Bond Investors Guaranty
CGIC     -- Capital Guaranty Insurance Company
CHFCLI   -- California Health Facility Construction Loan Insurance
COP      -- Certificate of Participation
EDA      -- Economic Development Authority
ETM      -- Escrowed To Maturity
FAIRS    -- Floating Adjustable Interest Rate Securities
FGIC     -- Financial Guaranty Insurance Company
FHA      -- Federal Housing Administration
FHLMC    -- Federal Home Loan Mortgage Corporation
FNMA     -- Federal National Mortgage Association
FRTC     -- Floating Rate Trust Certificates
FSA      -- Federal Savings Association
GIC      -- Guaranteed Investment Contract
GNMA     -- Government National Mortgage Association
GO       -- General Obligation
HDC      -- Housing Development Corporation
HFA      -- Housing Finance Authority
IDA      -- Industrial Development Authority
IDB      -- Industrial Development Board
IDR      -- Industrial Development Revenue
INFLOS   -- Inverse Floaters
LOC      -- Letter of Credit
MBIA     -- Municipal Bond Investors Assurance Corporation
MVRICS   -- Municipal Variable Rate Inverse Coupon Security
PCR      -- Pollution Control Revenue
RAN      -- Revenue Anticipation Notes
RIBS     -- Residual Interest Bonds
RITES    -- Residual Interest Tax-Exempt Securities
TAN      -- Tax Anticipation Notes
TECP     -- Tax Exempt Commercial Paper
TOB      -- Tender Option Bonds
TRAN     -- Tax and Revenue Anticipation Notes
SYCC     -- Structured Yield Curve Certificate
VA       -- Veterans Administration
VRWE     -- Variable Rate Wednesday Demand

32

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--------------------------------------------------------------------------------
Statements of Assets and Liabilities                              March 31, 1995
--------------------------------------------------------------------------------

                                                          California    California
                                                         Money Market  Limited Term   California
                                                          Portfolio      Portfolio    Portfolio
==================================================================================================
ASSETS:
    Investments, at value (Cost--$946,020,474,
      $7,581,187 and $163,257,338, respectively)        $946,020,474    $7,546,175   $168,379,938
    Cash                                                      41,743        39,508         11,412
    Receivable for Fund shares sold                               --            --         96,033
    Interest receivable                                    9,264,118       108,201      2,820,179
    Receivable from manager (Note 4)                              --         8,087             --
    Other receivables                                         27,419            --            558
--------------------------------------------------------------------------------------------------
    Total Assets                                         955,353,754     7,701,971    171,308,120
--------------------------------------------------------------------------------------------------
LIABILITIES:
    Payable for Fund shares purchased                             --            --         72,052
    Payable for securities purchased                              --            --      1,574,775
    Management fees payable                                  315,080            --         64,719
    Distribution costs payable                                30,069         4,270         84,032
    Dividends payable                                      1,640,278            --             --
    Accrued expenses and other liabilities                    48,493        11,722         24,650
--------------------------------------------------------------------------------------------------
    Total Liabilities                                      2,033,920        15,992      1,820,228
--------------------------------------------------------------------------------------------------
Total Net Assets                                        $953,319,834    $7,685,979   $169,487,892
==================================================================================================
NET ASSETS:
    Par value of capital shares                         $    953,647    $    1,193   $     13,800
    Capital paid in excess of par value                  952,693,160     7,876,194    164,073,039
    Undistributed net investment income                           --        31,762        197,611
    Accumulated net realized gain (loss) on
      security transactions                                 (326,973)     (188,158)        80,842
    Net unrealized appreciation (depreciation) of
      investments                                                 --       (35,012)     5,122,600
--------------------------------------------------------------------------------------------------
Total Net Assets                                        $953,319,834    $7,685,979   $169,487,892
==================================================================================================
Shares Outstanding:
    Class A                                              953,646,807       834,901     13,189,538
    ----------------------------------------------------------------------------------------------
    Class B                                                       --            --         49,404
    ----------------------------------------------------------------------------------------------
    Class C                                                       --       277,285        560,918
    ----------------------------------------------------------------------------------------------
    Class Y                                                       --        81,185             --
    ----------------------------------------------------------------------------------------------
Net Asset Value:
    Class A (and redemption price)                             $1.00         $6.44         $12.28
    ----------------------------------------------------------------------------------------------
    Class B *                                                     --            --         $12.29
    ----------------------------------------------------------------------------------------------
    Class C **                                                    --         $6.44         $12.28
    ----------------------------------------------------------------------------------------------
    Class Y (and redemption price)                                --         $6.44             --
    ----------------------------------------------------------------------------------------------
Class A Maximum Public Offering Price Per Share
    ($6.44 plus 2.04% and $12.28 plus 4.17% of net
      asset value per share, respectively)                        --         $6.57         $12.79
==================================================================================================

 * Redemption price is NAV of Class B shares reduced by 4.50% if shares are redeemed less than one year from initial purchase, declines by 0.50% the first year after purchase and by 1.00% per year thereafter until no CDSC is incurred.

** Redemption price is NAV of Class C shares reduced by 1.00% which applies if shares are redeemed within the first year of purchase.

                      See Notes to Financial Statements.

                                                                              33

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--------------------------------------------------------------------------------
Statements of Operations                       For the Year Ended March 31, 1995
--------------------------------------------------------------------------------

                                                          California        California
                                                         Money Market      Limited Term      California
                                                          Portfolio         Portfolio        Portfolio
========================================================================================================
INVESTMENT INCOME:
    Interest                                             $16,977,373        $469,595        $11,647,965
--------------------------------------------------------------------------------------------------------
EXPENSES:
    Management fees (Note 4)                               2,339,712          39,849            773,229
    Distribution costs (Note 4)                              467,929          11,585            172,390
    Shareholder servicing agent fees                          99,166           2,200             28,634
    Shareholder communication fees                            36,629           6,500             26,003
    Audit and legal fees                                       5,767           8,000              9,902
    Registration fees                                          5,154           4,000             12,001
    Trustees' fees                                             3,188           4,796              9,001
    Pricing service fees                                       1,200           3,600             23,002
    Other                                                      5,748           9,200             18,002
--------------------------------------------------------------------------------------------------------
    Total Expenses                                         2,964,493          89,730          1,072,164
    Less: Expense reimbursement and
      management fee waiver                                  100,000          47,936                 --
--------------------------------------------------------------------------------------------------------
    Net Expenses                                           2,864,493          41,794          1,072,164
--------------------------------------------------------------------------------------------------------
Net Investment Income                                     14,112,880         427,801         10,575,801
--------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN
    (LOSS) ON INVESTMENTS:
    Realized Gain (Loss) From Security Transactions
      (excluding short-term securities*):
      Proceeds from sales                                  9,600,191       3,602,130         55,858,979
      Cost of securities sold                              9,601,626       3,790,197         55,689,937
--------------------------------------------------------------------------------------------------------
    Net Realized Gain (Loss)                                  (1,435)       (188,067)           169,042
--------------------------------------------------------------------------------------------------------
    Change in Net Unrealized Appreciation
      (Depreciation) of Investments:
      Beginning of year                                           --        (256,768)         5,567,001
      End of year                                                 --         (35,012)         5,122,600
--------------------------------------------------------------------------------------------------------
    Increase (Decrease) in Net Unrealized
    Appreciation                                                  --         221,756           (444,401)
--------------------------------------------------------------------------------------------------------
Net Gain (Loss) on Investments                                (1,435)         33,689           (275,359)
--------------------------------------------------------------------------------------------------------
Increase in Net Assets
    From Operations                                      $14,111,445        $461,490        $10,300,442
========================================================================================================

* Represents only short-term securities for the California Money Market
             ----
  Portfolio.

                      See Notes to Financial Statements.

34

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Statements of Changes in Net Assets
--------------------------------------------------------------------------------

For the Years Ended March 31,

                                               California                     California
                                         Money Market Portfolio           Limited Term Portfolio
                                     ------------------------------     --------------------------
                                         1995              1994            1995           1994(a)
==================================================================================================
OPERATIONS:
  Net investment income              $   14,112,880   $   3,268,439    $   427,801    $    457,146
  Net realized gain (loss)
    from security transactions               (1,435)          4,258       (188,067)         11,343
  Increase (decrease) in net
    unrealized appreciation
    of investments                               --              --        221,756        (256,768)
--------------------------------------------------------------------------------------------------
  Increase In Net Assets
    From Operations                      14,111,445       3,272,697        461,490         211,721
--------------------------------------------------------------------------------------------------
DISTRIBUTIONS TO
  SHAREHOLDERS
  FROM (Note 3):
  Net investment income                 (14,075,680)     (3,268,439)      (443,189)       (409,996)
  Net realized gain from
    security transactions                        --              --        (11,434)             --
--------------------------------------------------------------------------------------------------
  Decrease In Net Assets From
    Distributions To Shareholders       (14,075,680)     (3,268,439)      (454,623)       (409,996)
--------------------------------------------------------------------------------------------------
FUND SHARE TRANSACTIONS:
  Net proceeds from sale
    of shares                         2,335,326,000   1,043,269,466      1,026,856      15,494,663
  Net value of shares issued in
    connection with the transfer of
    the Smith Barney Shearson
    California Municipal Money
    Market Fund net assets              830,711,463              --             --              --
  Net asset value of shares issued
    for reinvestment of dividends        12,583,409       3,127,064        309,019         283,108
  Cost of shares reacquired          (2,415,119,839) (1,016,298,261)    (4,531,777)     (4,704,482)
--------------------------------------------------------------------------------------------------
  Increase (Decrease) In Net
    Assets From Fund Share
    Transactions                        763,501,033      30,098,269     (3,195,902)     11,073,289
--------------------------------------------------------------------------------------------------
Increase (Decrease) In Net Assets       763,536,798      30,102,527     (3,189,035)     10,875,014
NET ASSETS:
  Beginning of year                     189,783,036     159,680,509     10,875,014              --
--------------------------------------------------------------------------------------------------
  End of year*                       $  953,319,834 $   189,783,036    $ 7,685,979    $ 10,875,014
==================================================================================================
*Includes undistributed net
  investment income of:                          --              --    $    31,762    $     47,150
==================================================================================================

(a) For the period from April 27, 1993 (commencement of operations) to March 31, 1994.

                      See Notes to Financial Statements.

                                                                              35

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Smith Barney Muni Funds
--------------------------------------------------------------------------------
Statements of Changes in Net Assets (continued)
--------------------------------------------------------------------------------

For the Years Ended March 31,

                                                            California Portfolio
                                                        ----------------------------
                                                           1995              1994
====================================================================================
OPERATIONS:
  Net investment income                               $ 10,575,801      $ 10,731,905
  Net realized gain from security transactions             169,042           483,893
  Decrease in net unrealized appreciation
    of investments                                        (444,401)       (7,814,856)
------------------------------------------------------------------------------------
  Increase In Net Assets From Operations                10,300,442         3,400,942
------------------------------------------------------------------------------------
DISTRIBUTIONS TO SHAREHOLDERS FROM (NOTE 3):
  Net investment income                                (10,612,295)      (10,789,706)
  Net realized gain from security transactions             (16,954)         (545,063)
------------------------------------------------------------------------------------
  Decrease In Net Assets From Distributions
    To Shareholders                                    (10,629,249)      (11,334,769)
------------------------------------------------------------------------------------
FUND SHARE TRANSACTIONS:
  Net proceeds from sale of shares                      30,935,315        53,466,294
  Net value of shares issued in connection with the
    transfer of the Smith Barney Shearson California
    Municipal Money Market Fund net assets                      --                --
  Net asset value of shares issued for reinvestment
    of dividends                                         3,672,477         4,422,622
  Cost of shares reacquired                            (41,508,956)      (38,954,545)
------------------------------------------------------------------------------------
  Increase (Decrease) In Net Assets From
    Fund Share Transactions                             (6,901,164)       18,934,371
------------------------------------------------------------------------------------
Increase (Decrease) In Net Assets                       (7,229,971)       11,000,544
NET ASSETS:
  Beginning of year                                    176,717,863       165,717,319
------------------------------------------------------------------------------------
  End of year*                                        $169,487,892      $176,717,863
====================================================================================
*Includes undistributed net investment income of:         $197,611          $234,105
====================================================================================

                      See Notes to Financial Statements.
36

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Notes to Financial Statements
--------------------------------------------------------------------------------

     1. Significant Accounting Policies

     The California Money Market, California Limited Term and California Portfolios ("Portfolios") are separate investment portfolios of the Smith Barney Muni Funds ("Fund"). The Fund, a Massachusetts business trust, is registered under the Investment Company Act of 1940, as amended, as a non-diversified, open-end management investment company and consists of these Portfolios and ten other separate investment portfolios: Florida, Georgia, New Jersey, New York, National, Ohio, Pennsylvania, Limited Term, Florida Limited Term and New York Money Market Portfolios. The financial statements and financial highlights for the other portfolios are presented in separate annual reports.

     The significant accounting policies consistently followed by the Portfolios are: (a) security transactions are accounted for on the trade date; (b) securities are valued at bid prices provided by an independent pricing service that are based on transactions in municipal obligations, quotations from municipal bond dealers, market transactions in comparable securities and various relationships between securities; short-term securities and securities maturing within 60 days are valued at cost plus (minus) accreted discount (amortized premium), which approximates value; (c) gains or losses on the sale of securities are calculated by using the specific identification method; (d) interest income, adjusted for amortization of premiums and accretion of original issue discount, is recorded on the accrual basis; market discount is recognized upon the disposition of the security; (e) direct expenses are charged to each Portfolio and each class; management fees and general fund expenses are allocated on the basis of relative net assets; and (f) the Portfolios intend to comply with the requirements of the Internal Revenue Code pertaining to regulated investment companies and to make the required distributions to shareholders; therefore, no provision for Federal income taxes has been made.

     2. Portfolio Concentration

     Since each Portfolio invests primarily in obligations of issuers within California, it is subject to possible concentration risks associated with economic, political, or legal developments or industrial or regional matters specifically affecting California.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

     3. Exempt-Interest Dividends and Other Distributions

     The California Money Market Portfolio declares and records a dividend of substantially all its net investment income on each business day. Such dividends are paid or reinvested monthly in fund shares on the payable date. Furthermore, all Portfolios intend to satisfy conditions that will enable interest from municipal securities, which is exempt from Federal income tax and from designated state income taxes, to retain such tax-exempt status when distributed to the shareholders of the Portfolio.

     Capital gain distributions, if any, are taxable to shareholders, and are declared and paid at least annually. At March 31, 1995 the California Money Market and California Limited Term Portfolios had net capital loss carryovers of $326,973 and $188,158, respectively, available to offset future capital gains. To the extent that this carryover loss is used to offset capital gains it is probable that any gains so offset will not be distributed. The amount and expiration of the carryovers are indicated below. Expiration occurs on March 31 of the year indicated.

                                     1997      1998     1999      2000      2001      2002      2003
======================================================================================================
California Money Market Portfolio  $93,180   $58,601   $7,368   $74,192   $10,769   $81,428   $  1,435
California Limited Term Portfolio       --        --       --        --        --        --    188,158
======================================================================================================

     4. Management Agreements and Transactions with Affiliated Persons

     Smith Barney Mutual Funds Management Inc. ("SBMFM"), a subsidiary of Smith Barney Holdings Inc. ("SBH"), acts as investment manager to the Fund. The California Money Market Portfolio pays SBMFM a management fee calculated at an annual rate of 0.50% of average daily net assets. The California Limited Term and California Portfolios pay SBMFM a management fee calculated at an annual rate of 0.45% of their average daily net assets. Such fees are calculated daily and paid monthly. SBMFM waived $39,849 and $100,000 of its management fees for the California Limited Term and California Money Market Portfolios, respectively, for the year ended March 31, 1995. SBMFM also reimbursed expenses of $8,087 for the California Limited Term Portfolio.

     Smith Barney Inc. ("SB"), another subsidiary of SBH, acts as distributor of Fund shares. SB received sales charges of approximately $255,000 (paid by purchasers of the Portfolios' Class A shares) for the year ended March 31, 1995. All officers and two Trustees of the Fund are employees of SB.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

     Effective November 7, 1994, the Fund adopted a new class structure, renaming Class B shares as Class C shares for the California Limited Term and California Portfolios. In addition, in the California Limited Term Portfolio the former Class C shares were renamed as Class Y shares and in the California Portfolio the former Class C shares were exchanged into Class A shares. Under the new class structure, for the California Portfolio, a contingent deferred sales charge ("CDSC") of 4.50% is imposed on Class B shares if redemption occurs less than one year from initial purchase. This CDSC declines by 0.50% the first year after purchase and by 1.00% per year thereafter until no CDSC is incurred. For the California Limited Term and California Portfolios a CDSC of 1.00% is also imposed on Class C shares if redemption occurs less than one year from initial purchase. Any CDSC imposed on redemptions is paid to SB. For the year ended March 31, 1995, there were approximately $7,000 in such charges.

     On September 16, 1994, a new Distribution Plan was approved by the Fund's shareholders. Pursuant to this Distribution Plan, the California Portfolio pays a service fee of 0.15% of average net asssets on an annual basis with respect to its Class A, B and C shares; the California Limited Term Portfolio pays a service fee of 0.15% of average net assets on an annual basis with respect to its Class A and C shares. In addition, the California Portfolio pays a distribution fee of 0.50% and 0.55% of average net assets on an annual basis with respect to its Class B and C shares, respectively; the California Limited Term Portfolio pays a distribution fee of 0.55% of average net assets on an annual basis with respect to its Class C shares. The California Money Market Portfolio pays for distribution related services calculated at annual rate of 0.10% of average net assets.

     5. Investments

     During the year ended March 31, 1995, the aggregate cost of purchases and proceeds from sales (including maturities, but excluding short-term securities) of investments were as follows:

                                    California     California
                                   Money Market   Limited Term      California
                                    Portfolio      Portfolio        Portfolio
==============================================================================
Purchases                              --         $2,332,226       $53,053,788
------------------------------------------------------------------------------
Sales                                  --          3,602,130        55,858,979
==============================================================================

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

     At March 31, 1995, the gross unrealized appreciation and depreciation of investments for Federal income tax purposes were as follows:

                                       California    California
                                     Money Market   Limited Term    California
                                       Portfolio     Portfolio      Portfolio
================================================================================
Gross unrealized appreciation             --        $   56,614    $  6,843,249
Gross unrealized depreciation             --           (91,626)     (1,720,649)
--------------------------------------------------------------------------------
Net unrealized appreciation
    (depreciation)                        --        $  (35,012)   $  5,122,600
================================================================================

     6. Transfer of Assets

     On November 18, 1994 the net assets of the Smith Barney Shearson California Municipal Money Market Fund were merged into Smith Barney California Money Market Portfolio pursuant to an Agreement and Plan of Reorganization dated August 2, 1994.

     The transaction was structured for tax purposes to qualify as a tax-free reorganization under the Internal Revenue Code. The Smith Barney Shearson California Municipal Money Market Fund net assets at that date were $830,711,463. Directly after the merger the combined net assets were $1,034,833,204 for the Smith Barney California Money Market Portfolio.

     7. Capital Shares

     At March 31, 1995, there were an unlimited amount of shares of $.001 par value capital stock authorized. The Fund has multiple classes of shares within each Portfolio of the Fund. Each share of a class represents an identical interest in its respective Portfolio and has the same rights, except that each class bears certain expenses specifically related to the distribution of its shares. At March 31, 1995, total paid-in capital amounted to the following for each class and respective Portfolio:


Portfolio                    Class A     Class B       Class C       Class Y
=============================================================================
California Money Market   $953,646,807         --             --           --
California Limited Term      5,520,311         --     $1,859,511     $497,565
California                 156,275,600   $578,555      7,232,684           --
=============================================================================

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

     Transactions in shares of each Portfolio were as follows:

                                       Year Ended                         Year Ended
                                     March 31, 1995                     March 31, 1994
California Money                ------------------------           ------------------------
Market Portfolio                Shares            Amount           Shares            Amount
================================================================================================
Class A
Shares sold                 2,335,326,000   $ 2,335,326,000     1,043,269,466   $ 1,043,269,466
Transfer from
    Smith Barney
    Shearson California
    Municipal Money
    Market Fund               831,064,777       831,064,777                --                --
Shares issued on
    reinvestment               12,583,409        12,583,409         3,127,064         3,127,064
Shares redeemed            (2,415,119,839)   (2,415,119,839)   (1,016,298,261)   (1,016,298,261)
------------------------------------------------------------------------------------------------
Net Increase                  763,854,347   $   763,854,347        30,098,269   $    30,098,269
================================================================================================


                                       Year Ended                         Year Ended
                                     March 31, 1995                     March 31, 1994*
California Limited              ------------------------           ------------------------
Term Portfolio                  Shares            Amount           Shares            Amount
================================================================================================
Class A
Shares sold                       112,206       $   711,580         1,698,497       $11,136,992
Shares issued on
    reinvestment                   31,795           202,029            37,037           246,457
Shares redeemed                  (560,588)       (3,557,722)         (484,046)       (3,219,025)
------------------------------------------------------------------------------------------------
Net Increase (Decrease)          (416,587)      $(2,644,113)        1,251,488       $ 8,164,424
================================================================================================
Class C+
Shares sold                        49,747       $   315,276           386,889       $ 2,558,573
Shares issued on
    reinvestment                   12,721            80,696             4,738            31,447
Shares redeemed                  (153,794)         (974,055)          (23,016)         (152,426)
------------------------------------------------------------------------------------------------
Net Increase (Decrease)           (91,326)      $  (578,083)          368,611       $ 2,437,594
================================================================================================
Class Y++
Shares sold                            --                --           274,912       $ 1,799,098
Shares issued on
    reinvestment                    4,143       $    26,294               793             5,204
Shares redeemed                        --                --          (198,663)       (1,333,031)
------------------------------------------------------------------------------------------------
Net Increase                        4,143       $    26,294            77,042       $   471,271
================================================================================================

 * For Class A shares, transactions are for the period from April 27, 1993 (inception date) to March 31, 1994; for Class C shares, transactions are for the period from May 18, 1993 (inception date) to March 31, 1994 and for Class Y shares, transactions are for the period from June 23, 1993 (inception date) to March 31, 1994.

 + On November 7, 1994 the former Class B shares were renamed Class C shares.

++ On November 7, 1994 the former Class C shares were renamed Class Y shares.

                                                                              41

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

                                         Year Ended                      Year Ended
                                        March 31, 1995                  March 31, 1994
                                   ------------------------        ------------------------
California Portfolio               Shares            Amount        Shares            Amount
================================================================================================
Class A*
Shares sold                      2,324,798       $ 27,987,508    2,938,814        $ 38,173,347
Shares issued on
    reinvestment                   287,711          3,455,371      313,867           4,066,011
Shares redeemed                 (3,314,660)       (39,556,136)  (2,305,447)        (29,781,514)
------------------------------------------------------------------------------------------------
Net Increase (Decrease)           (702,151)      $ (8,113,257)     947,234        $ 12,457,844
================================================================================================
Class B+
Shares sold                         84,879       $  1,001,483           --                  --
Shares issued on
    reinvestment                       480              5,781           --                  --
Shares redeemed                    (35,955)          (428,708)          --                  --
------------------------------------------------------------------------------------------------
Net Increase                        49,404       $    578,556           --                  --
================================================================================================
Class C++
Shares sold                        161,193       $  1,946,324      457,886        $  5,950,014
Shares issued on
    reinvestment                    17,630            211,325        8,761             113,273
Shares redeemed                   (129,420)        (1,524,112)     (94,684)         (1,212,861)
------------------------------------------------------------------------------------------------
Net Increase                        49,403       $    633,537      371,963        $  4,850,426
================================================================================================

 * On October 10, 1994 the former Class C shares were exchanged into Class A shares; therefore Class C share activity for the period from April 1, 1994 to October 9, 1994 is included with the Class A share activity. The year ended March 31, 1994 includes only Class A share activity.

 + For the period from November 11, 1994 (inception date) to March 31, 1995.

++ On November 7, 1994 the former Class B shares were renamed Class C shares.

42

Smith Barney Muni Funds
California Money Market Portfolio
--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:


Class A Shares:                                 1995          1994          1993          1992         1991(a)
==============================================================================================================
Net Asset Value, Beginning of Year              $1.00         $1.00         $1.00         $1.00        $1.00
--------------------------------------------------------------------------------------------------------------
Income from Investment Operations:
  Net investment income (1)                      0.026         0.018         0.021         0.035        0.044
--------------------------------------------------------------------------------------------------------------
Total Income from Investment Operations          0.026         0.018         0.021         0.035        0.044
--------------------------------------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income          (0.026)       (0.018)       (0.021)       (0.035)      (0.044)
--------------------------------------------------------------------------------------------------------------
Total Distributions                             (0.026)       (0.018)       (0.021)       (0.035)      (0.044)
--------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                    $1.00         $1.00         $1.00         $1.00        $1.00
--------------------------------------------------------------------------------------------------------------
Total Return                                     2.66%         1.84%         2.05%         3.51%        4.49%++
--------------------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)               $953,320      $189,783      $159,681      $167,172     $135,608
--------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses (1)                                   0.61%         0.64%         0.67%         0.60%        0.46%+
  Net investment income                          3.02          1.82          2.05          3.46         4.73 +
==============================================================================================================

(a) From May 10, 1990 (inception date) to March 31, 1991.

++ Not annualized, as the result may not be representative of the total return for the year.

 +  Annualized.

(1) The manager has waived all or part of its fees for the period ended March 31, 1991 and the year ended March 31, 1995. If such fees were not waived, the per share decrease of net investment income and the ratios of expenses to average net assets would be as follows:

                                                       Expense Ratios
                          Per Share Decreases       Without Fee Waivers
                      -----------------------------------------------------
                            1995       1991           1995       1991
                            ----       ----           ----       ----
      Class A              $.002      $.001          0.63%      0.60%+


Smith Barney Muni Funds
California Limited Term Portfolio
--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:


                                               Class A                  Class C(a)             Class Y(b)
                                         --------------------     --------------------    ------------------
                                         1995         1994(c)     1995         1994(d)    1995       1994(e)
============================================================================================================
Net Asset Value, Beginning of Year      $ 6.41        $ 6.50     $ 6.41        $ 6.51     $6.41      $6.57
------------------------------------------------------------------------------------------------------------
Income from Investment Operations:
  Net investment income(1)                0.32          0.27       0.30          0.25      0.31       0.15
  Net realized and unrealized gain (loss)
   on investments                         0.04         (0.12)      0.05         (0.12)     0.05      (0.15)
------------------------------------------------------------------------------------------------------------
Total Income from Investment Operations   0.36          0.15       0.35          0.13      0.36         --
------------------------------------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income   (0.32)        (0.24)     (0.31)        (0.23)    (0.32)     (0.16)
  Distributions from net realized gains
   on security transactions              (0.01)           --      (0.01)           --     (0.01)        --
------------------------------------------------------------------------------------------------------------
Total Distributions                      (0.33)        (0.24)     (0.32)        (0.23)    (0.33)     (0.16)
------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year            $ 6.44        $ 6.41     $ 6.44        $ 6.41     $6.44      $6.41
------------------------------------------------------------------------------------------------------------
Total Return                              5.89%         2.29%++    5.56%         1.87%++   5.87%       N/A
------------------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)          $5,377        $8,020     $1,786        $2,361      $523      $ 494
------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses(1)                             0.40%         0.19%+     0.69%         0.53%+    0.43%      0.35%+
  Net investment income                   4.89          4.99+      4.63          4.52+     4.89       4.84+
------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                  27.40%        47.91%     27.40%        47.91%    27.40%     47.91%
============================================================================================================

(a) On November 7, 1994 the former Class B shares were renamed Class C shares.

(b) On November 7, 1994 the former Class C shares were renamed Class Y shares.

(c) For the period from April 27, 1993 (inception date) to March 31, 1994.

(d) For the period from May 18, 1993 (inception date) to March 31, 1994.

(e) For the period from June 23, 1993 (inception date) to March 31, 1994.

 ++ Not annualized, as the result may not be representative of the total return for the year.

  + Annualized.

(1) The manager has waived all of its fees and reimbursed expenses of $8,087 and $10,992 for the year ended March 31, 1995 and the period ended March 31, 1994, respectively. If such fees were not waived, the per share decrease of net investment income and the ratios of expenses to average net assets would be as follows:

                                                          Expense Ratios
                            Per Share Decreases        Without Fee Waivers*
                        -------------------------------------------------------
                             1995         1994          1995         1994
                             ----         ----          ----         ----
              Class A       $0.037       $0.032          0.95%        0.75%+
              Class C        0.037        0.041          1.23         1.18+
              Class Y        0.036        0.011          1.98         0.88+

  * As a result of voluntary expense limitations, the ratio of expenses to average net assets will not exceed 0.80%, 1.00% and 0.65% for Class A, C and Y Shares, respectively.

44

Smith Barney Muni Funds
California Portfolio
--------------------------------------------------------------------------------
Financial Highlights (continued)
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:


Class A Shares (a)                                 1995      1994      1993      1992      1991
====================================================================================================
Net Asset Value, Beginning of Year                $12.27    $12.78    $12.05    $11.62    $11.47
----------------------------------------------------------------------------------------------------
Income from Investment Operations:
  Net investment income (1)                         0.74      0.76      0.78      0.81      0.84
  Net realized and unrealized gain (loss)
   on investments (2)                               0.02     (0.47)     0.73      0.42      0.15
----------------------------------------------------------------------------------------------------
Total Income from Investment Operations             0.76      0.29      1.51      1.23      0.99
----------------------------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income             (0.75)    (0.77)    (0.78)    (0.80)    (0.84)
  Distributions from net realized gains
   on security transactions                           --     (0.03)       --        --        --
----------------------------------------------------------------------------------------------------
Total Distributions                                (0.75)    (0.80)    (0.78)    (0.80)    (0.84)
----------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                      $12.28    $12.27    $12.78    $12.05    $11.62
----------------------------------------------------------------------------------------------------
Total Return                                        6.47%     2.15%    12.93%    11.11%     8.90%
----------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                  $161,993  $164,833  $159,635  $123,268   $98,740
----------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses (1)                                      0.59%     0.51%     0.53%     0.38%     0.21%
  Net investment income                             6.16      5.90      6.32      6.78      7.25
----------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                            31.65%    38.68%    24.28%    44.03%    45.37%
====================================================================================================
Class B Shares                                    1995(b)
====================================================================================================
Net Asset Value, Beginning of Period              $11.52
----------------------------------------------------------------------------------------------------
Income from Investment Operations:
  Net investment income                             0.30
  Net realized and unrealized gain
   on security transactions (2)                     0.75
----------------------------------------------------------------------------------------------------
Total Income from Investment Operations             1.05
----------------------------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income             (0.28)
  Distributions from net realized gains
   on security transactions                           --
----------------------------------------------------------------------------------------------------
Total Distributions                                (0.28)
----------------------------------------------------------------------------------------------------
Net Asset Value, End of Period                    $12.29
----------------------------------------------------------------------------------------------------
Total Return                                        9.18%++
----------------------------------------------------------------------------------------------------
Net Assets, End of Period (000s)                    $607
----------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                          1.19%+
  Net investment income                             5.56+
----------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                            31.65%
====================================================================================================

(a) On October 10, 1994 the former Class C shares were exchanged into Class A shares.

(b) For the period from November 11, 1994 (inception date) to March 31, 1995.

(1) See page 45 for full footnote disclosure.

(2) Includes the net per share effect of shareholder sales and redemptions activity during the period, most of which occurred at net asset values less than the beginning of the period.

 ++ Not annualized, as the result may not be representative of the total return for the year.

  + Annualized.

                                                                              45

Smith Barney Muni Funds
California Portfolio
--------------------------------------------------------------------------------
Financial Highlights (continued)
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:



Class C Shares (a)                                            1995            1994            1993(b)
======================================================================================================
Net Asset Value, Beginning of Year                          $12.26          $12.77             $12.46
------------------------------------------------------------------------------------------------------
Income from Investment Operations:
  Net investment income                                       0.67            0.68               0.20
  Net realized and unrealized gain (loss)
   on investments (2)                                         0.01           (0.48)              0.29
------------------------------------------------------------------------------------------------------
Total Income from Investment Operations                       0.68            0.20               0.49
------------------------------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income                       (0.66)          (0.68)             (0.18)
  Distributions from net realized gains
   on security transactions                                     --           (0.03)                --
------------------------------------------------------------------------------------------------------
Total Distributions                                          (0.66)          (0.71)             (0.18)
------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                                $12.28          $12.26             $12.77
------------------------------------------------------------------------------------------------------
Total Return                                                  5.80%           1.45%              3.95%++
------------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                              $6,888          $6,269             $1,784
------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                                    1.23%           1.22%              1.20%+
  Net investment income                                       5.57            5.15               5.44+
------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                                      31.65%          38.68%             24.28%
======================================================================================================

(a) On November 7, 1994 the former Class B shares were renamed Class C shares.

(b) From January 5, 1993 (inception date) to March 31, 1993.

 ++ Not annualized, as the result may not be representative of the total return for the year.

  + Annualized.

(1) The manager has waived all or part of its fees for each of the periods in the two-year period ended March 31, 1992. If such fees were not waived, the per share decrease of net investment income and the ratios of expenses to average net assets would be as follows:

                                                                     Expense Ratios
                                     Per Share Decrease            Without Fee Waivers*
                                 ----------------------------------------------------------
                                      1992        1991              1992          1991
                                      ----        ----              ----          ----
      Class A                        $0.017     $0.029              0.51%         0.46%

  * As a result of voluntary expense limitations, the ratios of expenses to average net assets will not exceed 0.80%, 1.30% and 1.35% for Class A, B and C shares, respectively.

(2) Includes the net per share effect of shareholder sales and redemptions activity during the period, most of which occurred at net asset values less than the beginning of the period.

46

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Independent Auditors' Report
--------------------------------------------------------------------------------

To the Shareholders and Board of Trustees of the California Money Market, California Limited Term and California Portfolios of Smith Barney Muni Funds:

     We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of the California Money Market, California Limited Term and California Portfolios of Smith Barney Muni Funds as of March 31, 1995, the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended with respect to the California Money Market and California Portfolios and for the year then ended and the period from April 27, 1993 (commencement of operations) to March 31, 1994 with respect to the California Limited Term Portfolio and the financial highlights for each of the years in the four-year period then ended and for the period from May 10, 1990 (commencement of operations) to March 31, 1991 with respect to the California Money Market Portfolio, for the year then ended and the period from April 27, 1993 (commencement of operations) to March 31, 1994 with respect to the California Limited Term Portfolio and for each of the years in the five-year period then ended with respect to California Portfolio. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of March 31, 1995, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Independent Auditors' Report  (continued)
--------------------------------------------------------------------------------

     In our opinion, the financials statements referred to above present fairly, in all material respects, the financial position of the California Money Market California Limited Term and California Portfolios of Smith Barney Muni Funds as of March 31, 1995, the results of their operations for the year then ended, the changes in net assets for each of the years in the two-year period then ended with respect to the California Money Market and California Portfolios and for the year then ended and the period from April 27, 1993 (commencement of operations) to March 31, 1994 with respect to the California Limited Term Portfolio and the financial highlights for each of the years in the four-year period then ended and the period from May 10, 1990 (commencement of operations) to March 31, 1991 with respect to the California Money Market Portfolio, for the year then ended and the period from April 27, 1993 (commencement of operations) to March 31, 1994 with respect to the California Limited Term Portfolio and for each of the years in the five-year period then ended with respect to the California Portfolio, in conformity with generally accepted accounting principles.

                                                 /s/ KPMG Peat Marwick LLP

New York, New York
May 15, 1995

SMITH BARNEY
------------
A Member of Travelers Group [LOGO APPEARS HERE]

Smith Barney
Muni Funds

Trustees
Jessica M. Bibliowicz
Ralph D. Creasman
Joseph H. Fleiss
Donald R. Foley
Paul Hardin
Francis P.Martin, M.D.
Heath B. McLendon, Chairman
Roderick C. Rasmussen
John P. Toolan
C. Richard Youngdahl

Officers
Heath B. McLendon
Chief Executive Officer

Jessica M. Bibliowicz
President

Lewis E. Daidone
Senior Vice President
and Treasurer

Peter M. Coffey
Vice President

Daniel Malone
Vice President

Karen L. Mahoney-Malcomson
Vice President

Irving P. David
Controller

Thomas M. Reynolds
Controller

Christina T. Sydor
Secretary

Investment Manager
Smith Barney Mutual Funds
Management Inc.

Distributor
Smith Barney Inc.

Custodian
PNC Bank

Shareholder
Servicing Agent
The Shareholder Services Group, Inc.
P.O. Box 9134
Boston, MA 02205-9134

This report is submitted for the general information of the shareholders of Smith Barney Muni Funds California Money Market, California Limited Term and California Portfolios. It is not authorized for distribution to prospective investors unless accompanied or preceded by a current Prospectus for the Portfolio, which contains information concerning the Portfolio's investment policies and expenses as well as other pertinent information.

Smith Barney Muni Funds
388 Greenwich Street
New York, New York 10013

FD2309 E5                                                                  82110

                        PRO FORMA FINANCIAL STATEMENTS

PRO FORMA STATEMENT OF ASSETS AND LIABILITIES AT FEBRUARY 28, 1995 (unaudited)


                                                  Smith Barney           Smith Barney            Pro Forma           Pro Forma
                                              California Municipals   California Portfolio      Adjustments          Combined
                                              ---------------------   --------------------      -----------          --------
                                                 (Historical)             (Historical)
ASSETS:
  Investments, at value (Cost-$686,897,598)     $532,273,669              $167,214,958            $256,099 (d)      $699,744,726
  Interest receivable                              7,651,867                 2,519,985                   -            10,171,852
  Receivable for Fund shares sold                  1,226,037                   167,271                   -             1,393,308
  Receivable for securities sold                   4,139,877                   963,333                   -             5,103,210
  Other Assets                                            -                        559                   -                   559
                                                ------------              ------------           ---------         -------------
                   Total Assets                  545,291,450               170,866,106             256,099           716,413,655
                                                ------------              ------------           ---------         -------------


LIABILITIES:
  Payable for securities purchased                14,147,973                 1,791,853                   -            15,939,826
  Dividends payable                                  283,943                         -                   -               283,943
  Service fee payable                                 59,551                       397                   -                59,948
  Distribution cost payable                           48,055                    58,560                   -               106,615
  Payable for Fund shares purchased                   21,935                         -                   -                21,935
  Accrued expenses and other liabilities             336,166                   103,622                   -               439,788
                                                ------------              ------------           ---------         -------------
                   Total Liabilities              14,897,623                 1,954,432                   -            16,852,055
                                               -------------              ------------          ----------        --------------

                   Net Assets                   $530,393,827              $168,911,674            $256,099          $699,561,600
                                                ============              ============          ==========        ==============

NET ASSETS:
  Par value of capital shares                       $344,453                   $13,835             $96,042 (b)(e)       $454,330
  Capital paid in excess of par value            531,751,098               164,492,508             (96,042)(b)(e)    696,147,564
  Undistributed (distribution in excess
   of) net investment income                        (283,943)                  171,011                   -              (112,932)
  Accumulated net realized gain (loss)            (9,797,114)                   22,624                   -            (9,774,490)
  Net unrealized appreciation of investments       8,379,333                 4,211,696             256,099 (d)        12,847,128
                                                 -----------              ------------          ----------        --------------

                   Net Assets                   $530,393,827              $168,911,674            $256,099          $699,561,600
                                                ============              ============          ==========        ==============

Outstanding Shares:
  CLASS A                                         26,089,810               13,211,906           (2,719,594)(b)        36,582,122
                                                ============              ===========                             ==============
  CLASS B                                          8,305,989                   56,092              (11,510)(b)         8,350,571
                                                ============              ===========                             ==============
  CLASS C                                             49,505                  567,633             (116,844)(b)           500,294
                                                ============              ===========                             ==============
Net Asset Value
---------------
  CLASS A (and redemption price)                      $15.40                   $12.21                                     $15.40
                                                ============              ===========                             ==============
  CLASS B                                             $15.40                   $12.22                                     $15.40
                                                ============              ===========                             ==============
  CLASS C                                             $15.40                   $12.21                                     $15.40
                                                ============              ===========                             ==============
MAXIMUM OFFERING PRICE                                $16.04                   $12.72                                     $16.04
                                                ============              ===========                             ==============

           See accompanying notes to pro forma financial statements.

PRO FORMA STATEMENT OF OPERATIONS For the year ended February 28, 1995 (unaudited)


                                          Smith Barney            Smith Barney         Pro Forma          Pro Forma
                                      California Municipals   California Portfolio    Adjustments         Combined
                                      ---------------------   --------------------    ------------       -----------
                                          (Historical)            (Historical)
INVESTMENT INCOME:
              Interest
                                           $33,395,101              $11,726,927              -          $45,122,028
                                      ----------------        -----------------       -----------       -----------


EXPENSES:
           Investment advisory fee           1,776,849                  777,769       (224,689)(a)        2,329,929
           Administration fee                1,014,965                        -        311,108 (a)        1,326,073
           Distribution costs                1,337,403                  152,950              -            1,490,353
           Transfer agent fees                 138,544                   28,449              -              166,993
           Custodian fees                      103,343                   19,955              -              123,298
           Shareholder Communications           85,673                   25,662         (8,554)(c)          102,781
           Legal and auditing fees              65,936                   10,033         (6,689)(c)           69,280
           Registration fees                    43,267                   12,520         (4,173)(c)           51,614
           Directors' fees                      44,641                    5,491         (1,830)(c)           48,302
           Pricing service fees                 29,616                   22,833         (7,611)(c)           44,838
           Other                                19,544                    5,631              -               25,175
                                      ----------------        -----------------       ---------        ------------
              Total Expenses                 4,659,781                1,061,293         57,562            5,778,636
                                      ----------------        -----------------       ---------        ------------

NET INVESTMENT INCOME                      $28,735,320              $10,665,634       ($57,562)(f)      $39,343,392
                                      ----------------        -----------------       ---------        ------------

REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS

   Net realized gain/(loss) on:
     Securities                            (15,903,746)                (389,427)              -        (16,293,173)
     Futures contracts                       8,387,881                        -               -          8,387,881
                                      ----------------        -----------------       ----------       -----------
    Net Realized Loss on Investments        (7,515,865)                (389,427)              -         (7,905,292)
                                      ----------------        -----------------       ----------       -----------



Change in Unrealized Appreciation
  of Investments

     Securities                            (8,483,171)              (8,601,975)        256,099 (d)      (16,829,047)
     Futures contracts                     (2,281,250)                       -               -           (2,281,250)
                                      ---------------         ----------------        --------         ------------
Change in Net Unrealized Appreciation     (10,764,421)              (8,601,975)        256,099          (19,110,297)
                                      ---------------         ----------------        --------         ------------
    Net Gain (Loss) On Investments        (18,280,286)              (8,891,402)        256,099          (27,015,589)
                                      ---------------         ----------------        --------         ------------
NET INCREASE IN NET ASSETS                $10,455,034               $1,674,232        $198,537          $12,327,803
   RESULTING FROM OPERATIONS          ===============         ================        ========         ============

                      See accompanying notes to pro forma financial statements.

(a) reflects management fee agreement of surviving fund
(b) reflects new shares issued by California Municipals
(c) decrease due to duplicative services
(d) reflects change from bid prices to mean prices by California Portfolio
(e) reflects change in par amount from $.001 to $.01 for California Portfolio
(f) increase in expenses not reflected in undistributed net investment income as the Fund distributes substantially all its;' net investment income.







PRO FORMA FOOTNOTES OF MERGER BETWEEN CALIFORNIA MUNICIPALS AND CALIFORNIA PORTFOLIO
February 28, 1995 (unaudited)

1.  GENERAL

The accompanying pro forma financial statements are presented to show the effect of the proposed acquisition of Smith Barney California Portfolio (the "Portfolio"), by the Smith Barney California Municipals Fund (the "Fund"), as if such acquisition had taken place as of March 1, 1994.

Under the terms of the Plan of Reorganization the combination of the Portfolio and the Fund will be treated as a tax-free business combination and accordingly will be accounted for by a method of accounting for tax free mergers of investment companies (sometimes referred to as the pooling without restatement method). The acquisition would be accomplished by an acquisition of the net assets of the Portfolio in exchange for shares of the Fund at net asset value. The statements of assets and liabilities and the related statements of operations of the Portfolio and the Fund have been combined as of and for the year ended February 28, 1995. With certain limited exceptions, Smith Barney Inc. is liable for the expenses incurred in connection with the Reorganization, which are estimated to be $53,000.

The accompanying pro forma financial statements should be read in conjunction with the financial statements and schedules of investments of the Portfolio and the Fund which are included in their respective annual reports dated March 31, 1995 and February 28, 1995 respectively.

2.  SIGNIFICANT ACCOUNTING POLICIES

The Fund (formerly Smith Barney Shearson California Municipals Fund Inc.) was incorporated under the laws of the State of Maryland on February 17, 1984. The Fund is a non-diversified, open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the "1940 Act"). The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of the pro-forma financial statements.

Portfolio valuation: Securities are valued by the Boston Company Advisors, Inc. ("Boston Advisors") after consultation with an independent pricing service (the "Service") approved by the Board of Directors. Investments are valued at the mean between the quoted bid prices and asked prices (as obtained by the Service from dealers in such securities). Securities for which, in the judgment of the Service, there are no readily obtainable market quotations (which may constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Short-term investments that mature in 60 days or less are valued at amortized cost.

Futures contracts: The Fund may enter into futures contracts. Future transactions will be entered into for hedging purposes to protect against a decline in the price of securities that the Fund owns, or to protect the Fund against an increase in the price of securities it is committed to purchase.



PRO FORMA FOOTNOTES OF MERGER BETWEEN CALIFORNIA MUNICIPALS AND CALIFORNIA PORTFOLIO
February 28, 1995 (unaudited, continued)

Upon entering into a futures contract, the Fund is required to deposit with the broker an amount of cash or cash equivalents equal to a certain percentage of the contract amount. This is known as the "initial margin." Subsequent payments ("variation margin") are made or received by the Fund each day, depending on the daily fluctuation of the value of the contract.

For financial statement purposes, an amount equal to the settlement amount of the contract is included in its Statement of Assets and Liabilities as an asset and as an equivalent liability. For long futures positions, the asset is marked-to-market daily; for short futures positions, the liability is marked-to-market daily. The daily changes in the contract are recorded as unrealized gains or losses. The Fund recognizes a realized gain or loss when the contract is closed.

There are several risks in connection with the use of futures contracts as a hedging device. The change in value of futures contracts primarily corresponds with the value of their underlying instruments, which may not correlate with the change in value of the hedged investments. In addition, there is the risk the Fund may not be able to enter into a closing transaction because of an illiquid secondary market.

Securities transactions and investment income: Securities transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Securities purchased or sold on a when-issued or delayed delivery basis may be settled a month or more after the trade date. Interest income on these securities is not accrued until settlement date. When required, the Fund instructs the custodian to segregate assets in a separate account with a current value at least equal to the amount of its when-issued purchase commitments. Realized gains and losses from securities sold are recorded on the identified cost basis. Investment income and realized and unrealized gains and losses are allocated based upon the relative net assets of each class of shares.

Dividends and distributions to shareholders: Dividends from net investment income are determined on a class level, declared on each day that the Fund is open for business and paid on the last day of the Smith Barney Inc. ("Smith Barney") statement month. Distributions from net realized capital gains are declared and paid annually.

Federal taxes: The Fund intends to comply with the requirements of the Internal Revenue Code pertaining to regulated investment companies and to make the required distributions to shareholders; therefore, no provision for Federal income taxes has been made.

3. PRO-FORMA ADJUSTMENTS

The accompanying Pro Forma financial statements reflect changes in fund shares and expenses as if the merger had taken place on March 1, 1994.

4. INVESTMENT ADVISORY FEE, ADMINISTRATION FEE AND OTHER TRANSACTIONS

The Fund has entered into an investment advisory agreement (the "Advisory Agreement") with Greenwich Street Advisors, formerly a division of Mutual Management Corp., which was transferred effective November 7, 1994 to Smith Barney Mutual Funds Management Inc. ("SMBFM"). Mutual Management

PRO FORMA FOOTNOTES OF MERGER BETWEEN CALIFORNIA MUNICIPALS AND CALIFORNIA PORTFOLIO
February 28, 1995 (unaudited, continued)

Corp. and SBMFM are both wholly owned subsidiaries of Smith Barney Holdings Inc. ("Holdings") a wholly-owned subsidiary of The Travelers Inc. Under the Advisory Agreement, the Fund pays a monthly fee at the following annual rates: 0.35% of the value of its average daily net assets up to $500 million and 0.32% of the value of its average daily net assets in excess of $500 million.

Prior to April 20, 1994, the Fund was party to an administration agreement (the "Administration Agreement") with Boston Advisors, an indirect wholly owned subsidiary of Mellon Bank Corporation ("Mellon"). Under the Administration Agreement, the Fund paid a monthly fee at the annual rate of 0.20% of the value of its average daily net assets up to $500 million and 0.18% of the value of its daily net assets in excess of $500 million.

As of the close of business on April 20, 1994, SBMFM (formerly known as Smith, Barney Advisers, Inc.) succeeded Boston Advisors as the Fund's administrator. The new agreement contains substantially the same terms and conditions, including the same level of fees, as the predecessor agreement.

As of the close of business on April 20, 1994, the Fund and SBMFM entered into a sub-administration agreement (the "Sub-Administration Agreement") with Boston Advisors. Under the Sub-Administration Agreement, SBMFM pays Boston Advisors a portion of its administration fee at a rate agreed upon from time to time between SBMFM and Boston Advisors.

No officer, director or employee of Smith Barney or any of its affiliates receives any compensation from the Fund from serving as a Director or officer of the Fund.

5. DISTRIBUTION PLAN

Smith Barney acts as distributor of the Fund's shares pursuant to a distribution agreement with the Fund, and sells shares of the Fund through Smith Barney or its affiliates.

Pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a services and distribution plan (the "Plan"). Under this Plan, the Fund compensates Smith Barney for servicing shareholder accounts for Class A, Class B and Class C shareholders and covers expenses incurred in distributing Class B and Class C shares. Smith Barney is paid an annual service fee with respect to Class A, Class B and Class C shares of the Fund at the annual rate of 0.15% of the value of the average daily net assets of each respective class of shares. Smith Barney is also paid an annual distribution fee with respect to Class B and Class C shares at the annual rate of 0.50% and 0.55%, respectively, of the value of the average daily net assets of each class.

6. COMMON STOCK

As of February 28, 1995, the Fund had authorized capital of 500 million shares of $.01 par value common stock divided into four classes: Class A, Class B, Class C and Class Y.



PRO FORMA FOOTNOTES OF MERGER BETWEEN CALIFORNIA MUNICIPALS AND CALIFORNIA PORTFOLIO
February 28, 1995 (unaudited, continued)

7. CONCENTRATION OF CREDIT

The Fund primarily invests in debt obligations issued by the State of California and local governments in the State of California, its political subdivisions, agencies and public authorities to obtain funds for various public purposes.
The Fund is more susceptible to factors adversely affecting issuers of California municipal securities than is a municipal bond fund that is not concentrated in these issuers to the same extent.

8. ORANGE COUNTY HOLDINGS

Approximately 6% of the portfolio was invested in securities issued by various agencies located within Orange County. However, none of these holdings are direct obligations of the county itself, and more than half are either insure (AMBAC, MBIA or FGIC) or backed by guaranteed investment contracts. In addition, another 4% of the portfolio was invested in a San Joaquin Transportation corridor bond, whose issuer is a participant in Orange County's investment pool.

   SMITH        SMITH                                                           SMITH          SMITH         SMITH
   BARNEY       BARNEY                                                          BARNEY         BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                      CALIFORNIA     CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO       TOTAL                                           PORTFOLIO      PORTFOLIO     MUNICIPAL      TOTAL
   FACE         FACE          FACE                                             MARKET       Bid to Mean     MARKET       MARKET
   AMOUNT       AMOUNT        AMOUNT             SECURITY            RATING     VALUE        Adjustment      VALUE        VALUE
----------------------------------------------------------------------------------------------------------------------------------
 $3,000,000               $3,000,000 Adelanto, California,
                                        Improvement Agency,
                                        Tax Allocation, (Adelanto
                                        Improvement Project),
                                        Series B, (FGIC Insured),
                                        5.500% due 12/1/23.........    AAA                                 $2,741,250    $2,741,250
              $2,000,000   2,000,000 Adelanto School District
                                        Series-B, FGIC Insured,
                                        6.70% due 9/1/18                       $462,500        $2,500                      $465,000
  2,500,000                2,500,000 Alhambra Arcadia Azush
                                        County, California,
                                        Independent Cities
                                        Authority, Risk Management,
                                        Certificates of
                                        Participation,
                                        7.250% due 3/1/07 .........     NR                                 $2,559,375    $2,559,375
  4,500,000                4,500,000 Alhambra, California,
                                        Redevelopment Agency,
                                        Tax Allocation,
                                        (AMBAC Insured),
                                        5.850% due 5/1/23..........    AAA                                  4,325,625    $4,325,625
    200,000                  200,000 Anaheim, California,
                                        Certificates of
                                        Participation,
                                        (Convention Center,
                                        Refunding Project),
                                        (MBIA Insured),
                                        5.700% due 8/1/02 .........    AAA                                    205,000      $205,000
               2,000,000   2,000,000 Anaheim COP, Convention Center
                                        RITES, MBIA-Insured,
                                        6.45% due 7/16/23 (f)          AAA     2,037,500        5,000                    $2,042,500
               2,000,000   2,000,000 Anaheim Public Financing
                                        Authority Tax Allocation
                                        Revenue,
                                        6.45% due 12/28/18             AAA     2,072,500        5,000                    $2,077,500
               1,500,000   1,500,000 Association of Bay Area
                                        Governments Finance
                                        Authority Nonprofit Corps,
                                        California-Insured, COP,
                                        Rehabilitation Mental
                                        Health Services Inc.
                                        Project, 6.55%, due 6/1/22      A      1,496,250        1,875                    $1,498,125
               1,000,000   1,000,000 Association of Bay Area
                                        Governments:
                                        Finance Corp.
                                        California COP,
                                        ABAG XXVI-Series A,
                                        6.25% due 6/1/11                A        968,750        1,250                      $970,000
                                     Association of Bay Area
                                        Governments:
                                        Financing for Nonprofit
                                        Corporations, California,
                                        Certificates of
                                        Participation,
                 500,000     500,000    Peninsula Family YMCA
                                         Series A, 6.80%                A3       505,000          625                      $505,625
                                     Association of Bay Area
                                     Governments (ABAG),
                                     Financing for Nonprofit
                                     Corporations, California,
                                     Certificates of Participation
                                     (Stanford University Hospital):
  2,100,000                2,100,000     5.250% due 11/1/06 .......     AA-                                 1,911,000    $1,911,000
  3,305,000                3,305,000     5.250% due 11/1/07 .......     AA-                                 2,974,500    $2,974,500
  5,120,000                5,120,000     5.250% due 11/1/08 .......     AA-                                 4,563,200    $4,563,200
  8,955,000                8,955,000     5.500% due 11/1/13 .......     AA-                                 8,025,919    $8,025,919
  5,935,000                5,935,000     5.250% due 11/1/20........     AA-                                 4,940,888    $4,940,888
               1,000,000   1,000,000 Azusa Redevelopment Agency
                                       Tax Allocation Refunding
                                       Merged Project Area,
                                       Series A,
                                       6.75% due 8/1/23                Baa*      962,500     1,250                         $963,750
               1,025,000   1,025,000 Azusa COP Refunding Capital
                                       Improvement
                                       Refining Project,
                                       6.625% due 8/1/13               Baa*      976,313     1,282                         $977,594
               1,200,000   1,200,000 Bakersfield, COP (Waste
                                       Water Treatment
                                       Plant 3 Projects),
                                       8.00% due 1/1/10                 A1*     1,293,000    1,500                       $1,294,500
               1,500,000   1,500,000 Bakersfield Hospital Revenue,
                                       Bakersfield
                                       Memorial Hospital,
                                       Series A, 6.50%, due 1/1/22       A      1,449,375    3,750                       $1,453,125

   SMITH        SMITH                                                           SMITH          SMITH         SMITH
   BARNEY       BARNEY                                                          BARNEY         BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                      CALIFORNIA     CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO       TOTAL                                           PORTFOLIO      PORTFOLIO     MUNICIPAL      TOTAL
   FACE         FACE          FACE                                             MARKET       Bid to Mean     MARKET       MARKET
   AMOUNT       AMOUNT        AMOUNT             SECURITY            RATING     VALUE        Adjustment      VALUE        VALUE
----------------------------------------------------------------------------------------------------------------------------------
                                     Banning, California,
                                     Certificates of Participation,
                                     (Banning Wastewater
                                     Facilities Corporation):
  $115,000                $115,000   11.500% due 11/1/03..........    AAA                                    $135,412    $135,412
   125,000                 125,000   11.500% due 11/1/04..........    AAA                                     147,500     147,500
   140,000                 140,000   11.600% due 11/1/05..........    AAA                                     165,900     165,900
   155,000                 155,000   11.650% due 11/1/06..........    AAA                                     184,256     184,256
   175,000                 175,000   11.700% due 11/1/07..........    AAA                                     208,469     208,469
   195,000                 195,000   11.750% due 11/1/08..........    AAA                                     233,025     233,025
   220,000                 220,000   11.750% due 11/1/09..........    AAA                                     263,450     263,450
 2,695,000               2,695,000   Bay Area Government Association,
                                     California, Revenue, Napa
                                     Water Systems Project,
                                     (MBIA Insured)
                                     5.375% due 5/1/10.............   AAA                                   2,546,775   2,546,775
              $765,000     765,000   Bay  Area  Government  Assoc.,     A*     $815,681      $956                          816,637
                                     Municipal Financing Pool,
                                     8.05% due 9/1/10
               295,000     295,000   Brea Public Finance Authority
                                     Tax Allocation, MBIA-Insured,
                                     7.00% due 8/1/15..............   AAA      314,175       369                          314,544
 3,000,000               3,000,000   Brea, California,
                                     Redevelopment Agency
                                     Refunding Revenue,
                                     (AB Project), Tax
                                     Allocation Bonds,
                                     (MBIA Insured),
                                     5.750% due 8/1/23.............   AAA                                   2,823,750   2,823,750
$3,510,000               3,510,000   Brea, California,
                                     Redevelopment Agency
                                     Revenue, (Project A),
                                     Tax Allocation Revenue
                                     Bonds, (MBIA Insured),
                                     5.500% due 8/1/08 ............   AAA                                   3,404,700   3,404,700
                                     Brisbane, California,
                                     Brisbane Redevelopment
                                     Agency, Tax Allocation
                                     for Brisbane Community
                                     Redevelopment,
                                     General Obligations:
   200,000                 200,000   9.400% due 5/1/05 ...........     A+                                     206,000     206,000
   220,000                 220,000   9.400% due 5/1/06 ...........     A+                                     226,600     226,600
             2,000,000   2,000,000   Burbank Redevelopment Agency
                                     Tax Allocation Series A,
                                     6.00% due 12/1/23.............    A-    1,780,000     2,500                        1,782,500
 1,000,000               1,000,000   California Alternative
                                     Energy Source,
                                     Financing Authority Revenue,
                                     (SRI International Project),
                                     Cogeneration Revenue,
                                     9.750% due 12/1/05 (in default)    NR                                     500,000     500,000
             1,500,000   1,500,000   California COP Lease Finance
                                     Authority, CSAC-Nevada County,
                                     7.60% due 10/1/19,
                                     (Escrowed with U.S. Government
                                     Securities to 10/1/98
                                     call @ 1......................    AAA    1,623,750                                  1,623,750
                                     California Educational
                                     Facilities, Revenue Bonds:
 5,450,000               5,450,000   (Pepperdine University),
                                     Series A, (MBIA Insured),
                                     5.500% due 6/1/19.............    AAA                                   5,000,375   5,000,375
                                     (Southwestern University
                                     Project):
 1,000,000               1,000,000   6.600% due 11/1/14............     NR                                   1,021,250   1,021,250
 4,505,000               4,505,000   6.700% due 11/1/24............     NR                                   4,600,731   4,600,731
 2,500,000               2,500,000   (University of San Diego),
                                     6.500% due 10/1/22............     NR                                   2,518,750   2,518,750
 1,000,000               1,000,000   California Educational
                                     Facilities Authority Revenue,
                                     Pooled College & University
                                     Financing Series B, Refunding,
                                     6.125% due 6/1/09.............    Baa*     967,500     1,250                          968,750
             2,000,000   2,000,000   California Public School
                                     District Financing Authority
                                     Convertable Capital
                                     Appreciation Bonds,
                                     Palmdale School District,
                                     FSA-Insured, Series 1993B,
                                     stepped zero coupon to 9/30/99
                                     then 6.20% to maturity,
                                     due 10/1/23...................    AAA    1,320,000    12,500                        1,332,500


   SMITH        SMITH                                                           SMITH          SMITH         SMITH
   BARNEY       BARNEY                                                          BARNEY         BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                      CALIFORNIA     CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO       TOTAL                                           PORTFOLIO      PORTFOLIO     MUNICIPAL      TOTAL
   FACE         FACE          FACE                                             MARKET       Bid to Mean     MARKET       MARKET
   AMOUNT       AMOUNT        AMOUNT             SECURITY            RATING     VALUE        Adjustment      VALUE        VALUE
----------------------------------------------------------------------------------------------------------------------------------
                                       California Health Facilities
                                       Financing Authority
                                       Revenue Bonds:
              $2,015,000   $2,015,000    Hospital Revenue Bonds
                                           (Daughters of Charity
                                           National Health System),
                                           Series 1994 A, 5.65%,
                                           due 10/1/14                    Aa*    $1,838,688     $5,038                    $1,843,725
               1,150,000    1,150,000    Episcopal Homes Foundation
                                           Project, CHFCLI-Insured,
                                           7.70%, due 7/1/18              A      1,208,938      1,438                     1,210,375
                 465,000      465,000    Community Provider Pooled
                                           Loan Program Series 1990A,
                                           LOC Swiss Bank
                                           Corporation,
                                           7.35%, due 6/1/20              A+       490,575        581                       491,156
               1,250,000    1,250,000    South Coast Medical Center,
                                           CHFCLI-Insured, 7.25%
                                           due 7/1/15                     A      1,290,625      1,562                     1,292,187
               1,450,000    1,450,000    St. Elizabeth Hospital
                                           Project,
                                           6.20% due 11/15/09             A+     1,417,375      3,625                     1,421,000
 $5,000,000                 5,000,000      5.550% due 8/15/25......      AA                               $4,387,500      4,387,500
  1,000,000                 1,000,000    (Adventist Health-West),
                                           Series A, (MBIA Insured),
                                           10.000% due 3/1/14......     AAA                               1,020,160      1,020,160
    250,000                   250,000    (St. Joseph's Health
                                         System), Series 1,
                                         9.750% due 7/1/99 ........     AAA                                 257,085        257,085
    250,000                   250,000    (Victory Valley Community
                                           Hospital), Series 1984A,
                                           (STINS Insured),9.875%
                                            due 7/1/12                    A+                                256,563        256,563
                                        California HFA Home
                                          Mortgage Revenue:
                 235,000      235,000    8.25%, due 8/1/08(a)            Aa*       247,044        293                       247,337
                 770,000      770,000    8.60%, due 8/1/19(a)            Aa*       808,500        962                       809,462
                  40,000       40,000    9.125%, due 2/1/07              AA         41,200                                   41,200
                 350,000      350,000    Zero Coupon due 8/1/15          Aa*        44,625                                   44,625
                 615,000      615,000    8.30%, due 8/1/19(a)            Aa*       638,063      1,538                       639,600
                 520,000      520,000      Series E, 8.35%,
                                           due 8/1/19(a)                 Aa*       543,400      1,300                       544,700
               1,000,000    1,000,000    7.00%, due 8/1/26               AA-     1,026,250      2,500                     1,028,750
                 480,000      480,000   California Housing Finance
                                         Agency Revenue Housing
                                         Series C, (MBIA-Insured),
                                         7.00% due 8/1/23 (a)           AAA        494,400      1,200                       495,600
                                        California Housing Finance
                                         Agency, (Home Ownership
                                         Mortgage), Series A:
     15,000                    15,000      9.200% due 8/1/15 ......      AA                                  15,450         15,450
  4,750,000                 4,750,000      (MBIA Insured),
                                             5.500% due 2/1/14.....     AAA                               4,340,312      4,340,312
     10,000                    10,000      Series 1984,
                                             10.250% due 2/1/14....      AA-                                  10,200         10,200
    310,000                   310,000      Series 1984B,
                                             Zero Coupon due 8/1/16.     AA-                                  29,063         29,063
                 245,000      245,000      Multi-Family Housing
                                             Revenue, MBIA-Insured,
                                             8.75% due 8/1/10(d)                   258,781        613                       259,394
               1,630,000    1,630,000   California Housing Finance
                                           Agency Revenue Multi-Unit
                                           Rental Housing Series A,
                                           6.625% due 2/1/24             A1      1,607,588      4,075                     1,611,662
               1,000,000    1,000,000   California Health Facilities
                                           Financing Authority
                                           Pacific Presbyterian
                                           Medical Center, 6.85%,
                                           due 6/1/19                   BBB*      931,250      2,500                       933,750
                                        California Pollution Control
                                        Financing Authority:
               2,500,000    2,500,000      PCR (Pacific Gas &
                                           Electric Co.),
                                           6.35% due 6/1/09(a)           A1*     2,531,250      6,250                     2,537,500
                 800,000      800,000      PCR (Pacific Gas &
                                           Electric Co.),
                                           8.20% due 12/1/18             A1*       863,000                                  863,000
               1,500,000    1,500,000      San Diego Gas & Electric Co.
                                           Series A,
                                           6.80% due 6/1/15(a)          Aa3*     1,601,250      3,750                     1,605,000
               2,125,000    2,125,000      Southern California,
                                           6.40% due 12/1/24(a)         AAA      2,151,563      2,657                     2,154,219

   SMITH        SMITH                                                           SMITH          SMITH         SMITH
   BARNEY       BARNEY                                                          BARNEY         BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                      CALIFORNIA     CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO       TOTAL                                           PORTFOLIO      PORTFOLIO     MUNICIPAL      TOTAL
   FACE         FACE          FACE                                             MARKET       Bid to Mean     MARKET       MARKET
   AMOUNT       AMOUNT        AMOUNT             SECURITY            RATING     VALUE        Adjustment      VALUE        VALUE
----------------------------------------------------------------------------------------------------------------------------------
                                      California Pollution Control
                                      Financing Authority:
                $500,000     $500,000   Resource Recovery Revenue
                                        Bonds (Waste
                                        Management Inc.),
                                        1991 Corporate Series A,
                                        7.15% due 2/1/11(a)            AA-     $541,250        $1,250                  $542,500
   $605,000                   605,000 California Public Capital
                                       Improvement Finance
                                       Authority, Pooled Project,
                                       Series B, (BIGI Insured),
                                         8.100% due 3/1/18 .......    AAA                                 $641,300      641,300
  2,000,000      500,000    2,500,000 California Special Districts
                                        Finance Authority,
                                        Certificates of
                                       Participation, Series A,
                                         8.500% due 7/1/18 .......   Baa*     540,625             625     2,165,000    2,706,250
                                      California State, General
                                        Obligation Bonds,
                                      Veteran Series:
    455,000                   455,000      Series AL,
                                             9.700% due 4/1/02 ...    A+                                    569,319      569,319
    725,000                   725,000      Series AM,
                                             9.000% due 10/1/02 ..    A+                                    876,344      876,344
                                           Series AT:
  4,000,000                 4,000,000        9.700% due 2/1/01 ...    A+                                  4,885,000    4,885,000
  1,000,000                 1,000,000        9.500% due 2/1/10 ...    A+                                  1,368,750    1,368,750
  2,000,000                 2,000,000      Series AU,
                                             8.400% due 10/1/06 ..    A+                                  2,440,000    2,440,000
               1,000,000    1,000,000 California State Public Works
                                        Board High Technology
                                        Facility Revenue,
                                        San Jose Facility Series-A,
                                        7.75% due 8/1/06              A-    1,120,000           1,250                 1,121,250
                                      California State Public Works
                                        Board Lease Revenue:
               2,500,000    2,500,000      Franchise Tax Board,
                                           Series A, 6.25%,
                                           due 9/1/11                 A-    2,459,375           3,125                 2,462,500
               2,000,000    2,000,000      Various California State
                                            University Projects,
                                            Series A, 6.70%,
                                            due 10/1/17               A-    2,025,000           2,500                 2,027,500
               1,000,000    1,000,000      Department of Corrections
                                             (State Prison-Madera
                                             County), 7.00%,
                                             due 9/1/09
                                             (Escrowed with U.S.
                                             Government Securities
                                             to 9/1/00 call @ 102)   AAA    1,110,000                                 1,110,000
                                      California Statewide
                                        Communities Development
                                        Corporation:
               1,200,000    1,200,000     COP (Villaview Hospital),
                                          CHFCLI-Insured, 7.00%,
                                          due 9/1/09                 AAA    1,240,500           1,500                 1,242,000
               1,100,000    1,100,000      (Solheim Lutheran Home),
                                           6.50%  due 11/1/17         A     1,021,625           2,750                 1,024,375
  2,680,000                 2,680,000      5.000% due 10/1/14.....   AAA                                 2,334,950    2,334,950
                                      California Statewide
                                      Communities Development
                                      Authority Certificates
                                      of Participation,
                                           (St. Joseph's Health
                                           Facilities):
  5,000,000    1,000,000    6,000,000        6.625%, due 7/1/21      AA    1,013,750            2,500    5,081,250    6,097,500
  4,825,000                 4,825,000        5.500% due 7/1/14 ....  AA                                  4,366,625    4,366,625
                                           (Sutter Health
                                           Facilities),
                                           (MBIA- Insured):
  3,145,000                 3,145,000        5.400% due 8/15/07 ... AAA                                  3,038,856    3,038,856
  3,500,000                 3,500,000        5.500% due 8/15/09 ... AAA                                  3,333,750    3,333,750
 12,100,000                12,100,000        5.500% due 8/15/23.... AAA                                 10,920,250   10,920,250
                                           (Unihealth Facilities
                                           Corporation), Series A,
                                           (AMBAC Insured),
  4,515,000                 4,515,000        5.500% due 10/1/07 .. AAAA                                  4,424,700    4,424,700
  2,000,000                 2,000,000 Calleguas - Las Virgines,
                                        California, Water Revenue,
                                           (Calleguas Municipal
                                           Water District
                                           Project),
                                           (FGIC Insured),
                                           5.125% due 7/1/21...... AAA                                   1,725,000    1,725,000


   SMITH        SMITH                                                           SMITH          SMITH         SMITH
   BARNEY       BARNEY                                                          BARNEY         BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                      CALIFORNIA     CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO       TOTAL                                           PORTFOLIO      PORTFOLIO     MUNICIPAL      TOTAL
   FACE         FACE          FACE                                             MARKET       Bid to Mean     MARKET       MARKET
   AMOUNT       AMOUNT        AMOUNT             SECURITY            RATING     VALUE        Adjustment      VALUE        VALUE
----------------------------------------------------------------------------------------------------------------------------------
              $1,000,000   $1,000,000 Carson Redevelopment Agency
                                           Redevelopment Project
                                           Area No. 2, 6.00%, due
                                           10/1/13                   BBB         $911,250          $1,250                   $912,500
                                      Concord Redevelopment Agency
                                           Tax Allocation Bonds:
                  30,000       30,000      (Central Concord
                                            Redevelopment Project),
                                            BIG-Insured, 8.00%, due
                                            7/1/18                   AAA           33,000              75                     33,075
               1,245,000    1,245,000      (Central Concord
                                            Redevelopment Project),
                                            BIG-Insured, 8.00%, due
                                            7/1/18 (Escrowed with U.S.
                                            Government Securities to
                                            7/1/98 call @102)        AAA         1,383,506                                 1,383,506
 $6,000,000                 6,000,000      (Central Concord
                                            Redevelopment Project),
                                            AMBAC Insured, 5.25%
                                            due 7/1/19               AAA                                      $5,310,000   5,310,000
                 150,000      150,000 Concord  Santa Cruz  South
                                           Gate COP, 7.625% due
                                           6/1/11                                  150,188                                   150,188
               1,405,000    1,405,000 Contra Costa County,
                                           California COP,
                                           Merrithew Memorial
                                           Hospital, 6.50% due
                                           11/1/06                   A+          1,419,050          3,513                  1,422,563
                 270,000      270,000 Contra Costa County Home
                                           Mortgage, GNMA-
                                           Collateralized,
                                           (Escrowed to Maturity
                                           with U.S. Government
                                           Securities), 7.75% due
                                           5/1/22 (a)               AAA            320,288           338                     320,625
               1,500,000    1,500,000 Corona Public Finance
                                           Authority 1993 Public
                                           Improvement Refunding
                                           Revenue Bonds, 6.00%
                                           due 7/1/14              Baa*          1,342,500         1,875                   1,344,375
  6,000,000                 6,000,000 Corona, California,
                                           Redevelopment Agency,
                                           Tax Allocation,
                                           (Redevelopment Project
                                           Area A), Series A,
                                           (FGIC Insured), 5.500%
                                           due 9/1/24..............AAA                                         5,460,000   5,460,000
 11,135,000                11,135,000 Culver City, California,
                                           Redevelopment Finance
                                           Authority Revenue, Tax
                                           Allocation, (AMBAC
                                           Insured), 5.000% due
                                           11/1/23.................AAA                                         9,395,156   9,395,156
               1,500,000    1,500,000 Desert Hospital Corporation
                                           Project, COP Series
                                           1990, (Escrowed with
                                           U.S. Government
                                           Securities to 7/1/00
                                           call @ 102) 8.100% due
                                           7/1/20                  AAA           1,736,250                                 1,736,250
                 320,000      320,000 Dublin COP, Public Facilities
                                           Project No. 1, (Escrowed
                                           with U.S. Government
                                           Securities to 2/1/96
                                           call @ par), 9.25% due
                                           2/1/10                  AAA             333,600                                   333,600
                                      Dublin, California,
                                      Certificates of Participation,
                                      (Civic Center Project),
                                      (AMBAC Insured):
  1,305,000                 1,305,000      5.600% due 2/1/06 ......AAA                                         1,301,738   1,301,738
  1,380,000                 1,380,000      5.625% due 2/1/07 ......AAA                                         1,367,925   1,367,925
  4,615,000                 4,615,000      5.625% due 2/1/10 ......AAA                                         4,499,625   4,499,625
  2,000,000                 2,000,000 East Bay, California,
                                           Municipal Utility
                                           Distribution, Water
                                           System Revenue, (MBIA
                                           Insured), 5.000% due
                                           6/1/21..................AAA                                         1,697,500   1,697,500
  1,400,000                 1,400,000 Eastside, California, Unified
                                           High School, Santa Clara
                                           County District Revenue,
                                           Series B, 5.000% due
                                           9/1/18..................AAA                                         1,198,750   1,198,750
                                      Eastern Municipal Water
                                      District, California, Water
                                      and Sewer Revenue, (FGIC
                                      Insured), Series A:
               1,000,000    1,000,000      FGIC-Insured, 6.75% due
                                           7/1/12                  AAA           1,091,250         1,250                   1,092,500
  1,000,000                 1,000,000      FGIC-Insured, 5.375%
                                           due 7/1/13..............AAA                                           918,750     918,750
  1,000,000                 1,000,000      FGIC-Insured,  5.250%
                                           due 7/1/23..............AAA                                           880,000     880,000
                 750,000      750,000 El Camino Hospital Revenue
                                           COP, (Escrowed with U.S.
                                           Government Securities to
                                           9/1/97 call @ 102),
                                           8.50% due 9/1/17        AAA            821,250            938                     822,188

   SMITH        SMITH                                                           SMITH          SMITH         SMITH
   BARNEY       BARNEY                                                          BARNEY         BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                      CALIFORNIA     CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO       TOTAL                                           PORTFOLIO      PORTFOLIO     MUNICIPAL      TOTAL
   FACE         FACE          FACE                                             MARKET       Bid to Mean     MARKET       MARKET
   AMOUNT       AMOUNT        AMOUNT             SECURITY            RATING     VALUE        Adjustment      VALUE        VALUE
----------------------------------------------------------------------------------------------------------------------------------


$2,150,000                $2,150,000 Fairfield, California, Public
                                      Finance Authority,
                                      Revenue, (MBIA Insured),
                                      5.800% due 4/1/23..........    AAA                                   $2,050,562    $2,050,562
 2,250,000                 2,250,000 Fontana, California, Public
                                      Financing Authority,
                                      Tax Allocation Revenue Bonds,
                                      Series A, (MBIA Insured),
                                      5.000% due 9/1/20..........    AAA                                   1,912,500     1,912,500
   455,000                   455,000 Fresno, California, Airport
                                      Revenue Bonds, 10.900% due
                                      7/1/14................         NR                                      472,631       472,631
                                     Fresno, California, Health
                                      Facilities Revenue,
                                      (Holy Cross Health System):
 2,200,000                 2,200,000  5.200% due 12/1/04 .........   AA-                                   2,095,500     2,095,500
 2,435,000                 2,435,000  5.375% due 12/1/06 .........   AA-                                   2,307,163     2,307,163
              $1,000,000   1,000,000  6.625% due 6/1/21              Aa*      $1,010,000    $2,500                       1,012,500
                                     Fresno, California, Joint
                                      Powers Financing Authority,
                                      Lease Revenue, (Street Light
                                     Acquisition Project), Series A:
   200,000                   200,000  5.375% due 8/1/03 ...........  A+                                      191,000       191,000
 3,860,000                 3,860,000  5.500% due 8/1/12 ...........  A+                                    3,411,275     3,411,275
                                     Fresno, California, Joint
                                      Powers Financing Authority,
                                     Local Agency Revenue, Series A:
 2,000,000                 2,000,000  6.000% due 9/2/01...........   BBB                                   1,980,000     1,980,000
 1,000,000                 1,000,000  6.200% due 9/2/03...........   BBB                                     988,750       988,750
 1,500,000                 1,500,000  6.550% due 9/2/12...........   BBB                                   1,436,250     1,436,250
    15,000                    15,000 Fresno County, California,
                                      Housing Finance Revenue,
                                      Series A, (FHA Insured),
                                      12.500% due 9/15/12.........   NR                                       15,225        15,225
                                     Garden Grove, California,
                                      Community Agency,
                                     Tax Allocation Revenue:
   500,000                   500,000  5.375% due 10/1/03 ..........  A                                       473,125       473,125
 3,275,000                 3,275,000  5.700% due 10/1/08 ..........  A                                     3,013,000     3,013,000
 2,550,000                 2,550,000 Garden Grove, California,
                                      Public Financing Authority,
                                     Revenue, (Water Services
                                      Capital Improvement
                                     Project), (FGIC Insured),
                                      5.500% due 12/15/23.........   AAA                                   2,323,687     2,323,687
              1,000,000    1,000,000 Gilroy California Unified
                                      School District, COP
                                      Refunding,FSA-Insured, 6.25%
                                       due 9/1/12                    AAA      1,016,250     1,250                        1,017,500
                250,000      250,000 Glendale Hospital Revenue
                                      Refunding (Glendale Memorial
                                      Hospital), 9.00% due 11/1/17   BB+        262,188       313                          262,500
                550,000      550,000 Grossmont Hospital District,
                                      MBIA-Insured, (Escrowed with
                                      U.S. Government Securities to
                                      11/15/97 call @ 102), 8.00%
                                      due 11/15/17                   AAA        603,625                                    603,625
 2,000,000                 2,000,000 Hawthorne, California,
                                      Community Redevelopment,
                                      Tax Allocation, (Project
                                      Area 2),6.625% due
                                      9/1/14................         NR                                    1,895,000     1,895,000
 1,740,000                 1,740,000 Hayward, California, Housing
                                      Authority Revenue,
                                      FNMA, Multifamily Revenue,
                                      (Cypress Garden (Project),
                                      Revenue Bonds, Series C,
                                      9.375% due 12/1/18 ........    NR                                    1,844,400     1,844,400






   SMITH        SMITH                                                           SMITH          SMITH         SMITH
   BARNEY       BARNEY                                                          BARNEY         BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                      CALIFORNIA     CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO       TOTAL                                           PORTFOLIO      PORTFOLIO     MUNICIPAL      TOTAL
   FACE         FACE          FACE                                             MARKET       Bid to Mean     MARKET       MARKET
   AMOUNT       AMOUNT        AMOUNT             SECURITY            RATING     VALUE        Adjustment      VALUE        VALUE
----------------------------------------------------------------------------------------------------------------------------------


              $1,200,000   $1,200,000 Huntington Beach COP, Civic
                                       Center Project, (Escrowed
                                       with U.S. Government
                                       Securities to 8/1/95 call
                                       @ 102), 7.90% due 8/1/16       AAA     $1,240,500                                  $1,240,500
               1,000,000    1,000,000 Inglewood Insured Hospital
                                       Revenue Bonds (Daniel
                                       Freeman Hospital Inc.),
                                       Series 1991, CHFCLI-
                                       Insured, 6.75% due 5/1/13      A+       1,010,000      $1,250                      1,011,250
 $1,500,000                 1,500,000 Intercommunity Hospital,
                                       California, Financing
                                       Authority, Certificates of
                                       Participation, (North Bay
                                       Health Care), 9.750% due
                                       8/1/15 ....................... AAA                                   $1,576,875     1,576,875
                                      Irvine Ranch, California, Water
                                       District, Joint Powers Agency,
                                       Local Pool Revenue:
  9,000,000                 9,000,000    7.800% due 2/15/08 .........  A+                                    9,393,750     9,393,750
  8,500,000    1,000,000    9,500,000    Issue II, 8.250% due 8/15/23  A+      1,062,500       1,250         9,041,875    10,105,625
               1,750,000    1,750,000      7.875% due 2/15/23(d)       A+      1,826,563       2,188                       1,828,750
    100,000                   100,000 Kern, California, High School
                                       District, Series C,
                                       (MBIA-Insured), 8.750% due
                                       8/1/03 ......................  AAA                                      120,875       120,875
    500,000                   500,000 Kings County, California,
                                       Waste Management Authority,
                                       Solid Waste Revenue,
                                       7.200% due 10/1/14...........  BBB+                                     514,375       514,375
  1,500,000                 1,500,000 Kings River Conservation
                                       District, California,
                                       Pine Flat Power Revenue,
                                       Series D, 5.500% due 1/1/20..   AA                                    1,368,750     1,368,750
               1,500,000    1,500,000 Kings River Conservation
                                       District, Pine Flat Power
                                       Revenue Series C, (Escrowed
                                       with U.S. Government
                                       Securities to 1/1/97 call
                                       @ 102)(d) 7.90% due 1/1/20     AAA      1,610,625                                   1,610,625
  2,000,000                 2,000,000 Lancaster, California,
                                       Redevelopment Agency,
                                       Multifamily Housing
                                       Revenue, (High Valley
                                       Apartment Project),
                                       (FHA Insured),
                                       9.180% due 11/1/13...........   A-                                    2,060,000     2,060,000
  7,000,000                 7,000,000 Lancaster, California
                                       Redevelopment Agency, Tax
                                       Allocation, Sheriffs Combined
                                       Redevelopment Project Areas,
                                       (MBIA Insured), 5.700%,
                                       due 8/1/23                     AAA                                    6,545,000     6,545,000
    465,000                   465,000 Local Government Finance,
                                       Joint Powers Authority,
                                       California Revenue,
                                       (Anaheim Redevelopment
                                       Agency), Series A, 8.200%,
                                       due 9/1/15                      NR                                      520,219       520,219
  2,000,000                 2,000,000 Loma Linda, California,
                                       Hospital Revenue Bonds,
                                       (Loma Linda University Medical
                                       Center Project), Series B,
                                       9.000%, due 12/1/12            BBB                                    2,105,000     2,105,000
                 640,000      640,000 Loma Linda California Water
                                       Revenue, 9.25% due 12/1/10     AAA        675,200                                     675,200
  3,000,000                 3,000,000 Long Beach, California,
                                       Financing Authority Revenue,
                                       (AMBAC Insured), 5.50%,
                                       due 11/1/22                    AAA                                    2,756,250     2,756,250
    200,000                   200,000 Los Angeles, California,
                                       Certificates of
                                       Participation, Revenue Bonds,
                                       Waste Water, 6.600% due
                                       11/1/99                         AA                                      209,000       209,000
  1,000,000                 1,000,000 Los Angeles, California,
                                       Community Redevelopment
                                       Agency, Tax Allocation Bond,
                                       (Central Business District),
                                       Series F, 8.500% due 7/1/02..   A-                                    1,031,250     1,031,250




   SMITH        SMITH                                                           SMITH          SMITH         SMITH
   BARNEY       BARNEY                                                          BARNEY         BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                      CALIFORNIA     CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO       TOTAL                                           PORTFOLIO      PORTFOLIO     MUNICIPAL      TOTAL
   FACE         FACE          FACE                                             MARKET       Bid to Mean     MARKET       MARKET
   AMOUNT       AMOUNT        AMOUNT             SECURITY            RATING     VALUE        Adjustment      VALUE        VALUE
----------------------------------------------------------------------------------------------------------------------------------


              $450,000    $450,000   Los Angeles Convention and
                                       Exhibition Center Authority
                                       COP, (Escrowed with U.S.
                                       Government Securities to
                                       12/1/05 call @ par),
                                       9.00% due 12/1/20               AAA     $583,875                                     $583,875
                                     Los Angeles, California,
                                       Convention and Exhibition
                                       Center Authority, Lease
                                       Revenue, Series A,
                                       (MBIA Insured):
 $6,000,000              6,000,000       5.375% due 8/15/18.........   AAA                                   $5,430,000    5,430,000
 12,000,000             12,000,000       5.125% due 8/15/21.........   AAA                                   10,380,000   10,380,000
                                     Los Angeles Department of Water
                                     and Power:
             1,000,000   1,000,000      Electric Revenue, (Escrowed
                                        with U.S. Government
                                        Securities to 5/1/98
                                        call @ 102), 7.90% due 5/1/28  AAA    1,102,500                                    1,102,500
             1,950,000   1,950,000      Electric Revenue, (Escrowed
                                        with U.S. Government
                                        Securities                     AAA    2,149,875       $2,437                       2,152,312
                                        to 1/15/01 call @ 102), 7.10%
                                        due 1/15/31
             2,000,000   2,000,000      Electric Revenue, 5.375%,
                                        due 9/1/23                     AAA    1,782,500        2,500                      1,785,000
             1,550,000   1,550,000   Los Angeles Department of Water
                                        and Power, Water Works Revenue,
                                        (Escrowed with U.S. Government
                                        Securities to 2/15/99
                                        call @ 102)
                                        7.20% due 2/15/19              AAA    1,695,313                                   1,695,313
             1,425,000   1,425,000   Los Angeles Wastewater Systems
                                        Revenue 5.60% due 6/1/20       AAA    1,327,031        1,781                      1,328,812
  1,375,000              1,375,000   Los Angeles, California, Home
                                        Mortgage Revenue Bonds,
                                        GNMA, Second Mortgage
                                        Program, 8.100% due 5/1/17 ...  NR                                   1,498,750    1,498,750
               800,000     800,000   Los Angeles Single-Family Home
                                        Mortgage Revenue,
                                        GNMA-Collateralized Mortgage
                                        Backed Securities Program,
                                        Issue A, 7.55% due 12/1/23(a)  AAA      830,000        2,000                        832,000
             1,000,000   1,000,000   Los Angeles County, IDA Revenue
                                        (Altshule Properties Project)
                                        LOC Security Pacific, 7.20%
                                        due 10/1/11(a)                  A1    1,023,750        1,250                      1,025,000
             1,200,000   1,200,000   Los Angeles Waste Water System
                                        Revenue,  (Escrowed with U.S.
                                        Government Securities to
                                        11/1/97 call @ 102),
                                        8.125% due 11/1/17             AAA    1,320,000                                   1,320,000
                                     Los Angeles, California,
                                     Wastewater Systems
                                     Revenue, Series A,
                                     (MBIA Insured):
  2,930,000              2,930,000      5.700% due 6/1/09 ........     AAA                                   2,864,075    2,864,075
  7,960,000              7,960,000      5.750% due 6/1/11 ........     AAA                                   7,731,150    7,731,150
  1,000,000              1,000,000      5.700% due 6/1/20.........     AAA                                     945,000      945,000
  2,500,000              2,500,000      5.875% due 6/1/24.........     AAA                                   2,418,750    2,418,750
  1,000,000              1,000,000      Series D, (FGIC Insured),
                                          5.200% due 11/1/21......     AAA                                     873,750      873,750
  1,500,000              1,500,000   Los Angeles County, California,
                                     Certificates of Participation:
                                        (Van Nuys Courthouse Project),
                                        9.00% due 6/1/15               AAA                                   1,608,750    1,608,750
             1,000,000   1,000,000      1991 Master Refunding
                                        Project-RIBS, 8.772%
                                        due 5/1/15(f)                   A-    1,048,750        2,500                      1,051,250
             1,000,000   1,000,000      Multiple Capital Facilities
                                        Projects III SYCC, 7.34%
                                        due 11/1/11                      A    1,015,000        2,500                      1,017,500
  2,000,000              2,000,000   Los Angeles County, California,
                                        Financing Authority Revenue,
                                        Capital Projects, Series A,
                                        5.250% due 10/1/19...........   AA                                   1,757,500    1,757,500
 15,075,000             15,075,000   Los Angeles County, California,
                                        Transportation Authority Sales
                                        Tax Revenue, (Project A),
                                        Series A, (FGIC Insured),
                                        5.000% due 7/1/21............  AAA                                  12,794,906   12,794,906


   SMITH        SMITH                                                         SMITH         SMITH         SMITH
   BARNEY       BARNEY                                                        BARNEY        BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                    CALIFORNIA    CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO   TOTAL                                              PORTFOLIO     PORTFOLIO     MUNICIPAL         TOTAL
   FACE         FACE      FACE                                                MARKET      Bid to Mean     MARKET          MARKET
   AMOUNT       AMOUNT    AMOUNT             SECURITY                RATING   VALUE       Adjustment      VALUE            VALUE
----------------------------------------------------------------------------------------------------------------------------------


             $500,000   $500,000 Los Angeles County Transportation
                                  Commission Sales Tax Revenue,
                                  Series A, (Escrowed with U.S.
                                  Government Securities
                                  to 7/1/98 call @ 102),
                                  8.00% due 7/1/18                     AAA   $555,625                                      $555,625
  $125,000               125,000 Martinez, California, Home Mortgage,
                                  Housing Revenue, (Escrowed to
                                  Maturity), 10.750% due 2/1/16......  AAA                                    $131,250      131,250
   375,000               375,000 Marysville, California, Hospital
                                  Revenue, (Freemont Rideout Health
                                  Group), Series A, (AMBAC Insured),
                                  6.000% due 1/1/04..................  AAA                                     388,594      388,594
            2,000,000  2,000,000 Mendocino County Public Facilities
                                  Authority Corporation,
                                  Certificates of Participation,
                                  Series 1993, 6.00% due 8/15/23         A  1,792,500       $2,500                        1,795,000
 4,890,000             4,890,000 Metropolitan Water District of
                                  Southern, California, Series G,
                                  5.750% due 3/1/14..................  AAA                                   4,706,625    4,706,625
 1,070,000             1,070,000 Modesto, California, Certificates
                                  of Participation, (Golf Course
                                  Refining Project), Series B,
                                  (FGIC Insured), 5.000%, due 11/1/23  AAA                                     902,813      902,813
                                 Mojave, California, Water Agency,
                                  Improvement District, Series M,
                                  (Morongo Basin):
 1,500,000             1,500,000 6.600% due 9/1/13................... BBB+                                   1,503,750    1,503,750
 5,510,000             5,510,000 6.600% due 9/1/22................... BBB+                                   5,461,787    5,461,787
            1,300,000  1,300,000 Murrieta Financing Authority
                                  Police & Civic Center Lease          BBB  1,191,125        1,625                        1,192,750
                                  Revenue, Series A, 6.375% due 8/1/18
            1,000,000  1,000,000 West Nevada County, COP, Solid
                                  Waste, 7.50% due 6/1/21               A-    973,750        1,250                          975,000
 3,000,000             3,000,000 New Haven, California, Unified
                                  School District, School
                                  Building Corporation, Certificates
                                  of Participation, Refunding Bonds,
                                  9.600% due 7/1/01 .................   NR                                   3,112,590    3,112,590
                                 Northern California Power Agency,
                                  Public Power Revenue Bonds:
    45,000                45,000 Geothermal Project No. 3, Series
                                  1984A, 11.50%, due 7/1/10            AAA                                      46,350       46,350
            1,110,000  1,110,000 Geothermal Project No. 3, 5.00%,
                                  due 7/1/09                            A*    969,863        1,388                          971,250
            2,000,000  2,000,000 Hydroelectric Project No. 1,
                                  Series A, 5.50%, due 7/1/16          AAA  1,850,000        2,500                        1,852,500
              425,000    425,000 Norwalk Redevelopment Agency
                                  (Norwalk Redevelopment Area 1),
                                  (Escrowed with U.S. Government
                                  Securities to 12/1/95 call @ 102)
                                  9.10% due 12/1/15                    AAA    445,188          532                          445,719
                                 Oceanside, California, Certificates
                                  of Participation, Water Systems
                                  Refunding Project, AMBAC-Insured:
              500,000    500,000 (Escrowed with U.S. Government
                                  Securities to 8/1/02 call @ 102)
                                  7.30% due 8/1/21                     AAA    573,750                                       573,750
 4,750,000             4,750,000  5.800% due 8/1/21..................  AAA                                   4,554,063    4,554,063
 6,025,000             6,025,000 Orange County, California, Housing
                                  Finance Agency, Single Family
                                  Residential Mortgage, Revenue
                                  Bonds, Tax-Exempt Interest
                                  Accumulator, Zero Coupon due
                                  7/1/17++........................... BBB+                                     707,938      707,938
 2,000,000             2,000,000 Orange County, California,
                                  Redevelopment Agency, Tax
                                  Allocation Revenue, (Southwest
                                  Redevelopment Project), Series A,
                                  (AMBAC Insured), 5.700%
                                  due 10/1/23++......................  AAA                                   1,867,500    1,867,500

   SMITH        SMITH                                                           SMITH          SMITH         SMITH
   BARNEY       BARNEY                                                          BARNEY         BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                      CALIFORNIA     CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO       TOTAL                                           PORTFOLIO      PORTFOLIO     MUNICIPAL      TOTAL
   FACE         FACE          FACE                                             MARKET       Bid to Mean     MARKET       MARKET
   AMOUNT       AMOUNT        AMOUNT             SECURITY            RATING     VALUE        Adjustment      VALUE        VALUE
----------------------------------------------------------------------------------------------------------------------------------
                                     Orange County Community
                                     Facilities District Special Tax:
             $1,000,000   $1,000,000      #87-5A Rancho Santa
                                          Margarita, 7.80% due
                                          8/15/13                     A-      $1,106,250                                  $1,106,250
              1,500,000    1,500,000      Rancho Santa Margarita,
                                          CGIC-Insured, 7.125% due
                                          8/15/17                    AAA       1,573,125         $1,875                    1,575,000
              1,000,000    1,000,000 Orange County (Mission Viejo)
                                          Series A 1990, Special Tax
                                          Bonds Community Facilities
                                          District, (Mello Roos),
                                          7.80% due 8/15/15           A*       1,142,500                                   1,142,500
              1,300,000    1,300,000 Orange County COP, Orange County
                                          Public Facilities Corp.
                                          (Solid Waste Management),
                                          7.875% due 12/1/07         CAA       1,313,000          3,250                    1,316,250
 $2,800,000                2,800,000 Orange County, California,
                                          Sanitation Districts No. 1,
                                          2 & 3, Certificates of
                                          Participation, (Joint
                                          Facility Report) 12.000%
                                          due 8/1/96++............... A                                      $3,083,500    3,083,500
  2,330,000                2,330,000 Oxnard, California, Public
                                          Facilities Corporation,
                                          Certificates of
                                          Participation, (Oxnard
                                          Public (Facility
                                          Corporation), Wastewater
                                          Treatment Plant Project,
                                          (AMBAC Insured), 7.500%
                                          due 9/1/06 .................AAA                                     2,565,912    2,565,912
    180,000                  180,000 Palm Springs, California,
                                          Financing Authority, (Palm
                                          Springs Regional Airport
                                          Revenue), (MBIA Insured),
                                          5.400%, due 1/1/03          AAA                                       179,100      179,100
  2,250,000                2,250,000 Palmdale, California,
                                          Certificates of
                                          Participation, Water
                                          District Revenue,
                                          (Littlerock Dam Project),
                                          Series A, (MBIA Insured),
                                          5.750% due 10/1/23..........AAA                                     2,123,437    2,123,437
  4,390,000                4,390,000 Pasadena, California,
                                          Certificates of
                                          Participation, Refunding and
                                          Capital Projects, (AMBAC
                                          Insured), 5.000% due
                                          2/1/16......................AAA                                     3,791,863    3,791,863
              3,325,000    3,325,000 Perris County California Single
                                          Family Mortage Revenue,
                                          GNMA-Backed Security, Series
                                          A(Escrowed to Maturity with
                                          U.S. Government Securities),
                                          8.30% due 6/1/13 (a)        AAA      4,006,625          4,156                    4,010,781
  4,560,000                4,560,000 Pittsburg, California, Public
                                          Financing Authority,
                                          Wastewater Revenue, Series
                                          A, (FGIC Insured), 5.375%
                                          due 6/1/22..................AAA                                     4,086,900    4,086,900
                                     Pittsburg, California,
                                     Redevelopment Agency, Tax
                                     Allocation:
  6,750,000                6,750,000      (Los Medenos Community
                                            Development Project),
                                            (FGIC Insured),
                                            5.500% due 8/1/15.........AAA                                     6,269,062    6,269,062
  1,240,000                1,240,000      Series A, (AMBAC Insured),
                                            5.000% due 8/1/17.........AAA                                     1,061,750    1,061,750
  2,985,000                2,985,000 Placer County, California,
                                          Certificates of
                                          Participation, Water Agency
                                          Revenue, (MBIA Insured),
                                          5.600% due 7/1/21...........AAA                                     2,761,125    2,761,125
                400,000      400,000 Pleasanton Capital Projects 1 &
                                          2, (Escrowed to Maturity
                                          with U.S. Government
                                          Securities),8.75% due
                                          10/1/08                     AAA       444,000                                      444,000
              6,000,000    6,000,000 Pleasanton-Suisun City Home
                                          Finance Authority Home
                                          Motgage Revenue, MBIA-
                                          Insured,  (Escrowed to
                                          Maturity with U.S.
                                          Government Securities),
                                          zero coupon due 10/1/16    AAA       1,462,500                                   1,462,500

   SMITH        SMITH                                                           SMITH          SMITH         SMITH
   BARNEY       BARNEY                                                          BARNEY         BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                      CALIFORNIA     CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO       TOTAL                                           PORTFOLIO      PORTFOLIO     MUNICIPAL      TOTAL
   FACE         FACE          FACE                                             MARKET       Bid to Mean     MARKET       MARKET
   AMOUNT       AMOUNT        AMOUNT             SECURITY            RATING     VALUE        Adjustment      VALUE        VALUE
----------------------------------------------------------------------------------------------------------------------------------
              $1,000,000   $1,000,000 Pomona Public Finance
                                           Authority Revenue
                                           Refunding Southwest
                                           Pomona Redevelopment,
                                           5.50% due 2/1/08           Baa*      $912,500        $1,250                  $913,750
               1,020,000    1,020,000 Pomona Unified School
                                           District, Series B,
                                           FGIC-Insured,
                                           6.25% due 8/1/14           AAA       1,051,875        1,275                 1,053,150
 $2,000,000                 2,000,000 Port Oakland, California,
                                           Special Facilities
                                           Revenue, Series A
                                           6.750% due 1/1/12 .....     A+                               $2,060,000    2,060,000
  6,000,000                 6,000,000 Poway, California,
                                           Redevelopment Agency,
                                           (Paraguay Redevelopment
                                           Project), (FGIC
                                           Insured),
                                           5.500% due 12/15/23.....   AAA                                5,467,500    5,467,500
                 750,000      750,000 Public Capital Improvements
                                           Financing Authority,
                                           BIG-Insured,
                                           8.50% due 3/1/18           Baa*        804,375          937                   805,312
               1,000,000    1,000,000 Rancho Water District Finance
                                           Authority Revenue Bonds,
                                           Series 1991,
                                           RITES,  AMBAC-Insured,
                                           (Escrowed with U.S.
                                           Government Securities
                                           to 8/17/01
                                           call @ 104) (f),
                                           8.37% due 8/17/21         AAA        1,162,500        2,500                 1,165,000
                                      Rancho Mirage Joint Powers
                                           Financing Authority
                                           (Eisenhower Memorial
                                           Hospital),
                                           7.00% due 3/1/22           A         1,001,250        2,500                 1,003,750
 15,750,000                15,750,000 Rancho Cucamonga, California,
                                           (Rancho Redevelopment
                                           Project),
                                           (MBIA Insured), 5.500%,
                                           due 9/1/23                AAA                                 14,352,188   14,352,188
  2,000,000                 2,000,000 Redding, California, Joint
                                           Powers Finance
                                           Authority,
                                           Solid Waste and
                                           Corporate Yard,
                                           Series A:
                                           5.500% due 1/1/13 ......  BBB+                                 1,740,000    1,740,000
  3,200,000                 3,200,000 Redding, California, Joint
                                           Powers Finance
                                           Authority,
                                           Wastewater Revenue,
                                           Series A,FGIC Insured,
                                           5.500% due 12/1/18 .....  AAA                                  2,944,000    2,944,000
               1,000,000    1,000,000 Redding COP Electric System
                                           Revenue, 8.65%
                                           due 7/1/22(f)             AAA        1,066,250        2,500                 1,068,750
                                      Rialto, California,
                                      Certificates of
                                      Participation,
                                      Wastewater Systems
                                      Revenue, (MBIA Insured):
  1,005,000                 1,005,000      5.400% due 11/1/06 .....  AAA                                    984,900      984,900
  1,000,000                 1,000,000      5.500% due 11/1/07 .....  AAA                                    980,000      980,000
  1,000,000                 1,000,000      5.500% due 11/1/08 .....  AAA                                    968,750      968,750
                                      Riverside County, California,
                                      Asset Leasing Corporation,
                                      Leasehold Revenue, Riverside
                                      County Hospital Project:
               2,500,000    2,500,000      (Escrowed with U.S.
                                            Government Securities
                                            to 6/1/99 call @ 102)
                                            7.40% due 6/1/14         AAA        2,762,500                              2,762,500
               2,000,000    2,000,000      6.375% due 6/1/09          A+        1,975,000    5,000                     1,980,000
  1,500,000                 1,500,000 Riverside, California,
                                           Redevelopment Agency,
                                           Tax Allocation, Merged
                                           Redevelopment Project,
                                           Series A,
                                           (MBIA Insured),
                                           5.625% due 8/1/23......   AAA                                  1,393,125    1,393,125
    955,000                   955,000 Riverside, California,
                                          Unified School District,
                                           Certificates of
                                           Participation,
                                           (Air Conditioning
                                           Equipment Facilities
                                           Project),
                                           9.000% due 7/15/00 .....   A-                                    975,294      975,294
  1,470,000      295,000    1,765,000 Riverside County, California,
                                           Housing Authority
                                           Revenue Bonds, Series A,
                                           7.900% due 10/1/18 .....  Baa*         307,906      738        1,537,987    1,846,631


   SMITH        SMITH                                                           SMITH          SMITH         SMITH
   BARNEY       BARNEY                                                          BARNEY         BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                      CALIFORNIA     CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO       TOTAL                                           PORTFOLIO      PORTFOLIO     MUNICIPAL      TOTAL
   FACE         FACE          FACE                                             MARKET       Bid to Mean     MARKET       MARKET
   AMOUNT       AMOUNT        AMOUNT             SECURITY            RATING     VALUE        Adjustment      VALUE        VALUE
----------------------------------------------------------------------------------------------------------------------------------



                                       Riverside County, California,
                                       Single Family Revenue Bonds:
$15,000                      $15,000     10.500% due 9/1/14.........   BBB+                                  $15,788       $15,788
              $2,620,000   2,620,000     (Escrowed to Maturity with
                                         U.S. Government Securities),
                                         8.30% due 11/1/12             AAA      $3,183,300    $3,275                     3,186,575
                                       Sacramento, California,
                                         Municipal Utility District,
                                         Elecetric Revenue:
4,000,000                   4,000,000    Series D, (FGIC Insured),
                                         5.250% due 11/15/12.........  AAA                                 3,675,000     3,675,000
4,500,000                   4,500,000    Series D, (MBIA Insured),
                                         5.250% due 11/15/20.........  AAA                                 3,971,250     3,971,250
3,000,000                   3,000,000    Series E,
                                         5.700% due 5/15/12.........   A-                                  2,775,000     2,775,000
500,000        1,000,000    1,500,000    Series P, 8.625% due 7/1/10
                                         (Escrowed with U.S. Govern-
                                         ment Securities to 7/1/95
                                         call @ 102)                   AAA       1,034,320                   517,160     1,551,480
                                       Sacramento, California,
                                         Regional Transportation
                                       District, Certificates of
                                         Participation, Series A:
200,000                       200,000    6.375% due 3/1/02 .......   NR                                      209,250       209,250
400,000                       400,000    6.400% due 3/1/03 ......    NR                                      418,500       418,500
               2,500,000    2,500,000  Sacramento County Airport
                                         System Revenue, Series A,
                                         FGIC-Insured,               AAA         2,484,375     3,125                     2,487,500
                                         6.00% due 7/1/12 (a)
               1,500,000    1,500,000  Sacramento County Single-
                                         Family Mortgage Revenue
                                         GNMA-Collateralized, Issue
                                         A (Escrowed to Maturity
                                         with Government
                                         Securities), 8.125% due
                                         7/1/16 (a)                  AAA         1,786,875     1,875                     1,788,750
                                       San Bernardino County,
                                         California, Certificates
                                         of Participation:
               1,000,000    1,000,000    West Valley Detention
                                         Center Project, 7.70%
                                         due 11/1/18 (Escrowed with
                                         U.S. Government Securities
                                         to 11/1/98 call @ 102)      AAA         1,111,250                               1,111,250
1,325,000                   1,325,000    Capital Improvements
                                         Project, 7.800%, due 7/1/16
                                         (Escrowed with U.S.
                                         Government Securities to
                                         7/1/96 call @ 102)          NR                                    1,386,281     1,386,281
               2,000,000    2,000,000    Series B, 6.875% due 8/1/24
                                         (Escrowed to Maturity with
                                          U.S. Government
                                          Securities)                A           2,207,500     2,500                     2,210,000
               2,620,000    2,620,000    Medical Center Financing
                                         Project, 6.00% due 8/1/09   A-          2,433,325     6,550                     2,439,875
               1,000,000    1,000,000  San Diego Public Safety
                                         Communication Project,
                                         6.65% due 7/15/11           AAA         1,083,750     1,250                     1,085,000
1,000,000                   1,000,000  San Diego, California,
                                         Industrial Development
                                         Authority, Revenue Bonds,
                                         San Diego Gas &
                                         Electric Company, Series A,
                                         9.250% due 9/1/20 ........  A+                                    1,036,250     1,036,250
2,000,000        250,000    2,250,000  San Diego, California,
                                         Redevelopment Agency Marina
                                         Redevelopment Project, Tax
                                         Allocation, (Escrowed with
                                         U.S. Government Securities
                                         to 12/1/97 call @ 101.500),
                                         8.750% due 12/1/08 .......  AAA             278,438               2,227,500     2,505,938
  650,000                     650,000    San Diego, California, Sewer
                                         Revenue, Series A,
                                         (AMBAC Insured), 5.250%,
                                         due 5/15/20                 AAA                                     573,625       573,625
4,000,000                   4,000,000  San Dieguito Union High
                                         School District COP,
                                         FSA-Insured, stepped                    2,800,000   20,000                      2,820,000
                                         zero coupon to 4/1/00
                                         then 5.95% to maturity,
                                         due 4/1/23
               3,000,000    3,000,000  San Francisco City & County
                                         Airports Second Series
                                         Issue 5,                    AAA         3,067,500    3,750                      3,071,250
                                         FGIC-Insured, 6.50% due
                                         5/1/19(a)
5,000,000      2,400,000    7,400,000  San Francisco, California,
                                          City & County Redevelopment
                                          Agency Multi-Family
                                          Housing, GNMA-
                                          Collateralized, South
                                          Beach Project,  5.700%
                                          due 3/1/29...........      NR          2,199,000    6,000        4,593,750     6,798,750






   SMITH        SMITH                                                           SMITH          SMITH         SMITH
   BARNEY       BARNEY                                                          BARNEY         BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                      CALIFORNIA     CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO       TOTAL                                           PORTFOLIO      PORTFOLIO     MUNICIPAL      TOTAL
   FACE         FACE          FACE                                             MARKET       Bid to Mean     MARKET       MARKET
   AMOUNT       AMOUNT        AMOUNT             SECURITY            RATING     VALUE        Adjustment      VALUE        VALUE
----------------------------------------------------------------------------------------------------------------------------------

$17,000,000               $17,000,000 San Francisco, California,
                                       City & County Sewer
                                       Revenue, (FGIC Insured),
                                       5.375% due 10/1/22...........  AAA                                  $15,193,750   $15,193,750
  1,500,000                 1,500,000 San Francisco, California,
                                       City & County Redevelopment
                                       Finance Agency, Tax
                                       Allocation Redevelopment
                                       Project, Series C, 5.400%
                                       due 8/1/2.....................  A                                     1,290,000     1,290,000
                $115,000      115,000 San Francisco City & County
                                       Single-Family Mortgage Revenue
                                       GNMA & FNMA Mortgage Backed
                                       Securities Program, Series
                                       1990, 7.45% due 1/1/24 (a)     AAA     $120,031          $288                         120,319
               1,000,000    1,000,000 San Buenaventura COP (1990
                                       Water Enterprise Financing),
                                       AMBAC-Insured, 7.500%, due
                                       10/1/20                        AAA    1,135,000                                     1,135,000
               1,000,000    1,000,000 San Diego County Building
                                       Authority, Registered Fixed
                                       Option Certificates, 6.363%
                                       due 11/18/19                   AAA    1,015,000         2,500                       1,017,500
                                      San Francisco, California,
                                       Downtown Parking,
                                       Corporate Parking Revenue:
    135,000                   135,000    6.250% due 4/1/04..........   NR                                      134,325       134,325
  1,800,000                 1,800,000    6.550% due 4/1/12..........   NR                                    1,775,250     1,775,250
    750,000                   750,000    6.650% due 4/1/18..........   NR                                      742,500       742,500
               2,750,000    2,750,000 San Joaquin County COP, General
                                       Hospital Project 1993,
                                       6.25% due 9/1/13                 A*   2,636,562         6,875                       2,643,437
                                      San Joaquin Hills, California,
                                       Transportation Authority,
                                       Sr. Lien, Toll Revenue:
  5,000,000                 5,000,000    Zero Coupon due 1/1/14.....   NR                                    1,318,750     1,318,750
 60,000,000                60,000,000    Zero Coupon due 1/1/16.....   NR                                   13,650,000    13,650,000
 17,500,000                17,500,000    Zero Coupon due 1/1/17.....   NR                                    3,696,875     3,696,875
 25,000,000                25,000,000    Zero Coupon due 1/1/18.....   NR                                    4,937,500     4,937,500
 20,000,000                20,000,000    Zero Coupon due 1/1/19.....   NR                                    3,675,000     3,675,000
                                      San Jose, California, Airport
                                      Revenue Bonds,
                                      Series 93, (FGIC Insured):
    200,000                   200,000   5.400% due 3/1/04...........  AAA                                      196,000       196,000
  1,735,000                 1,735,000   5.500% due 3/1/05...........  AAA                                    1,698,131     1,698,131
  1,945,000                 1,945,000   5.500% due 3/1/07...........  AAA                                    1,874,494     1,874,494
  2,150,000                 2,150,000    5.625% due 3/1/13..........  AAA                                    2,010,250     2,010,250
 10,325,000                10,325,000 San Jose, California,
                                       Financing Authority Revenue,
                                       Series D, 5.250%, due
                                       10/15/23                        A+                                    8,556,844     8,556,844
  6,250,000                 6,250,000 San Jose, California,
                                       Redevelopment Agency,
                                       Merged Area Redevelopment
                                       Project, (MBIA-Insured),
                                       5.000% due 8/1/20............  AAA                                    5,320,312     5,320,312
               1,500,000    1,500,000 San Jose Multi-Family Housing
                                       Senior Revenue (Timberwood
                                       Apartments), Series A, LOC,
                                       Wells Fargo Bank, 7.50% due
                                       2/1/20                         A1*    1,545,000         3,750                       1,548,750
    530,000                   530,000 San Luis Obispo, California,
                                       Multifamily Housing
                                       Authority Revenue, FNMA,
                                       (Parkwood Apartments
                                       Project), Series A, 5.700%,
                                       due 8/1/08                     AAA                                      505,488       505,488
               4,310,000    4,310,000 San Marcos Public Facilities
                                       Authority Public Facilities
                                       Revenue (Escrowed to
                                       Maturity with U.S.
                                       Government Securities),
                                       zero coupon due 1/1/19         AAA      899,713                                       899,713
    415,000                   415,000 San Pablo, California,
                                       Redevelopment Agency
                                       Revenue, Single Family
                                       Mortgage, 10.125%, due
                                       12/1/14                        NR                                       444,050       444,050




   SMITH        SMITH                                                          SMITH         SMITH         SMITH
   BARNEY       BARNEY                                                         BARNEY        BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                     CALIFORNIA    CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO       TOTAL                                          PORTFOLIO     PORTFOLIO     MUNICIPAL      TOTAL
   FACE         FACE          FACE                                            MARKET      Bid to Mean     MARKET       MARKET
   AMOUNT       AMOUNT        AMOUNT             SECURITY           RATING     VALUE       Adjustment      VALUE        VALUE
----------------------------------------------------------------------------------------------------------------------------------
              $1,250,000  $1,250,000   Santa Barbara COP Harbor
                                       Refunding Project,
                                       6.75% due 10/1/27               A*      $1,109,375    $3,125                   $1,112,500
               2,875,000   2,875,000   Santa Ana California
                                       Financing Authority
                                       Lease Revenue
                                       Police Administration &
                                       Holding Facility,
                                       6.25% due 7/1/24               AAA       2,921,719     3,594                    2,925,313
                 500,000     500,000   Santa Clara County,
                                       1986 COP Capital Project I
                                       (Courthouse and
                                       Detention Center), (Escrowed
                                       with U.S. Government
                                       Securities to 10/1/96
                                       call @ 102),
                                       8.00% due 10/1/16              AAA         535,000                                535,000
                                       Santa Margarita,
                                       Dana Point Authority,
                                       California, Revenue
 $5,000,000                5,000,000   (MBIA Insured),
                                       5.750%, due 8/1/20             AAA                                 4,762,500    4,762,500
               1,500,000   1,500,000   (MBIA Insured),
                                       7.250%, due 8/1/14             AAA       1,710,000     1,875                    1,711,875
                 700,000     700,000   Santa Rosa Hospital Revenue,
                                       Santa Rosa Memorial Hospital
                                       Project, (Escrowed to
                                       Maturity with U.S.
                                       Government Securities),
                                       10.30% due 3/1/01              AAA         920,500       875                      921,375
  1,320,000                1,320,000   Santa Rosa, California,
                                       Mortgage Revenue,
                                       Village Square Apartments
                                       Project, Series A,
                                       (FHA-Insured),
                                       6.875% due 9/1/27              AAA                                 1,349,700    1,349,700
                 750,000     750,000   Southeast Resource Recovery
                                       Facilities Authority,
                                       Lease Revenue,
                                       9.00% due 12/1/08               A-         780,937       938                      781,875
  3,000,000                3,000,000   Signal Hill, California,
                                       Redevelopment Agency
                                       Revenue, Tax Allocation,
                                       Signal Hill Redevelopment
                                       Project, Series 1-B,
                                       (MBIA Insured),
                                       5.250%, due 10/1/23            AAA                                 2,632,500    2,632,500
               2,470,000   2,470,000   Simi Valley Community
                                       Development Agency COP,
                                       Simi Valley Business
                                       Center, Guaranty Agreement
                                       with New England Mutual Life,
                                       6.05%                          AA-       2,494,700     3,087                    2,497,787
                                       Sonoma County, California,
                                       Certificates of
                                       Participation, Honor Farm
                                       Detention Facilities Project:
    290,000                  290,000   9.100% due 6/1/01               A+                                   308,125      308,125
    320,000                  320,000   9.100% due 6/1/02               A+                                   340,000      340,000
    345,000                  345,000   9.100% due 6/1/03               A+                                   366,562      366,562
  4,200,000                4,200,000   5.000% due 11/15/13             A+                                 3,486,000    3,486,000
  3,000,000                3,000,000   5.000% due 11/15/17             A+                                 2,426,250    2,426,250
               2,000,000   2,000,000   South Orange County
                                       Public Financing Authority
                                       Special Tax Revenue
                                       Series A,
                                       7.00% due 9/1/10               AAA       2,225,000     2,500                    2,227,500
                  25,000      25,000   Sonoma County Home
                                       Mortgage Revenue,
                                       9.125% due 6/1/15(d)          BBB+          25,750        63                       25,813
                 195,000     195,000   Southern California Home
                                       Financing Authority
                                       Single-Family
                                       Mortgage Revenue, GNMA &
                                       FNMA Mortgage Backed
                                       Securities Program,
                                       1990 Issue B,
                                       7.75% due 3/1/24 (a)           AAA         206,700       487                      207,187
                                       Southern California
                                       Public Power Authority,
                                       Power Project Revenue:
  5,455,000                5,455,000   Mead Phoenix Project,
                                       Series A, (AMBAC Insured),
                                       5.000% due 7/1/17              AAA                                 4,691,300    4,691,300
  1,500,000                1,500,000   Palo Verde Project,
                                       Series C, (AMBAC Insured),
                                       (Escrowed with U.S.
                                       Government Securities
                                       to 7/1/02 @ 100)
                                       5.750% due 7/1/17              AAA                                 1,554,375    1,554,375
 11,740,000               11,740,000   San Juan Project,
                                       Series A, (MBIA Insured),
                                       5.000% due 1/1/20              AAA                                10,008,350   10,008,350
                                       Southern California
                                       Public Power Authority:
  3,000,000                3,000,000   Southern Transmission Project,
                                       5.500%, due 7/1/20             AA-                                 2,711,250    2,711,250
    275,000                2,750,000   Subseries A,
                                       (MBIA Insured),
                                       5.000%, due 7/1/22             AAA                                 2,327,188    2,327,188
                 600,000     600,000   Southern California
                                       Public Power Authority,
                                       Multiple Project Revenue,
                                       1989 Series,
                                       5.50% due 7/1/20                A          531,750       750                      532,500


   SMITH        SMITH                                                           SMITH          SMITH         SMITH
   BARNEY       BARNEY                                                          BARNEY         BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                      CALIFORNIA     CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO       TOTAL                                           PORTFOLIO      PORTFOLIO     MUNICIPAL      TOTAL
   FACE         FACE          FACE                                             MARKET       Bid to Mean     MARKET       MARKET
   AMOUNT       AMOUNT        AMOUNT             SECURITY            RATING     VALUE        Adjustment      VALUE        VALUE
----------------------------------------------------------------------------------------------------------------------------------
 $4,135,000             $4,135,000 South Napa, California, Waste
                                        Management Authority Revenue,
                                        Solid Waste Transfer
                                        Facility, 6.500% due 2/15/14..NR                                     $3,979,937   $3,979,937
  9,195,000              9,195,000 South Orange County, California,
                                   (Foothill Area Project), Financing
                                   Authority Special Tax Revenue,
                                   Series C, (FGIC Insured),
                                     5.750% due 8/15/18++............AAA                                      8,758,237    8,758,237
                                   Standard, California, School
                                   District, Certificates of
                                   Participation, Capital Improvement
                                   Project, Series A:
    320,000                320,000      6.200% due 3/1/10............ A-                                        309,600      309,600
    340,000                340,000      6.250% due 3/1/11............ A-                                        328,525      328,525
  1,500,000              1,500,000 Suisun City, California,
                                        Redevelopment Agency, Tax
                                        Allocation, (MBIA Insured),
                                        5.500% due 10/1/23.......... AAA                                      1,368,750    1,368,750
  3,080,000   $910,000   3,990,000 Torrance, California, Hospital
                                        Revenue Bonds, Mary Greeley
                                        Hospital, 6.875%, due 7/1/15  A         $928,200         $2,275       3,149,300    4,079,775
             1,760,000   1,760,000 Trinity County Public Utilities
                                        District COP Electric District
                                        Facilities, 6.75% due
                                        4/1/23 (a)                   BBB-      1,700,600          2,200                    1,702,800
  4,500,000              4,500,000 Ukiah, California, Unified School
                                        District, Certificates of
                                        Participation, Measure A
                                        Capital Projects, 6.000%,
                                        due 9/1/10                   BBB                                      4,106,250    4,106,250
                                   University Of California, Revenue
                                   Bonds:
  4,750,000              4,750,000      Multiple Purpose Projects,
                                          Series C, (AMBAC Insured),
                                          5.200%, due 9/1/10         AAA                                      4,364,062    4,364,062
                                   Series A:
  1,070,000              1,070,000      5.500% due 9/1/06............ A-                                      1,025,863    1,025,863
  1,125,000              1,125,000      5.600% due 9/1/07............ A-                                      1,081,406    1,081,406
  1,195,000              1,195,000      5.600% due 9/1/08............ A-                                      1,141,225    1,141,225
  1,255,000              1,255,000      5.700% due 9/1/09............ A-                                      1,176,562    1,176,562
  1,330,000              1,330,000      5.700% due 9/1/10............ A-                                      1,236,900    1,236,900
               500,000     500,000 Upland COP, (Police Building
                                        Construction Project),
                                        (Escrowed with Government
                                        Securities to 8/1/98 call @
                                        102), 8.20% due 8/1/16       AAA         533,750                                     533,750
  1,700,000              1,700,000 Upland, California, Hospital
                                        Revenue, Certificates of
                                        Participation, (San Antonio
                                        Community Hospital), 7.800%
                                        due 1/1/18 .................  A                                       1,891,250    1,891,250
             1,500,000   1,500,000 Valley Health System COP Refunding
                                        Project, 6.875% due 5/15/23   NR       1,323,750          3,750                    1,327,500
                                   West & Central Basin Finance
                                   Authority, California, West Basin
                                   Project:
  4,490,000              4,490,000      (FGIC Insured), 5.000%, due
                                          8/1/16                     AAA                                      3,872,625    3,872,625
 12,625,000             12,625,000      Series A, (AMBAC Insured),
                                          5.000% due 8/1/16..........AAA                                     10,889,062   10,889,062
  1,000,000              1,000,000 Woodland, California, Hospital
                                        Revenue, Certificates of
                                        Participation, (Woodland
                                        Memorial Hospital), 8.200%
                                        due 8/1/15................... A                                       1,070,000    1,070,000
             1,300,000   1,300,000 Yolo County Flood Control & Water
                                        Conservation District COP,
                                        FGIC- Insured, 7.125% due
                                        7/15/15                      AAA       1,472,250                                   1,472,250
             2,500,000   2,500,000 Yuba City Unified School District
                                        COP, Andors Karperos School
                                        Construction Project, 6.70%
                                        due 2/1/13                  Baa1*      2,440,625          3,125                    2,443,750


   SMITH        SMITH                                                           SMITH          SMITH         SMITH
   BARNEY       BARNEY                                                          BARNEY         BARNEY        BARNEY
 CALIFORNIA   CALIFORNIA                                                      CALIFORNIA     CALIFORNIA    CALIFORNIA
  MUNICIPAL   PORTFOLIO       TOTAL                                           PORTFOLIO      PORTFOLIO     MUNICIPAL      TOTAL
   FACE         FACE          FACE                                             MARKET       Bid to Mean     MARKET       MARKET
   AMOUNT       AMOUNT        AMOUNT             SECURITY            RATING     VALUE        Adjustment      VALUE        VALUE
----------------------------------------------------------------------------------------------------------------------------------
                                     Colorado - 1.4%
$50,000,000              $50,000,000 Dawson Ridge, Colorado,
                                      Metropolitan District
                                      Commission, No. 1, Series B,
                                      Zero Coupon due 10/1/22.......    NR                                 $ 7,625,000   $ 7,625,000
                                                                                                           -----------
                                     TOTAL MUNICIPAL BONDS AND NOTES
                                     (Cost $678,797,598)............          $167,214,958  $256,099       524,373,669   691,844,726
                                                                              ------------  --------       -----------   -----------

SHORT-TERM TAX-EXEMPT INVESTMENTS - 1.5%
                                     California - 1.5%
    300,000                          California Health Facilities
                                     Financing Authority Revenue
                                      Bonds, (Sutter), Series A,
                                      3.700% due 3/1/20+............   A1+                                     300,000       300,000
                                     California Pollution Control
                                      Financing Authority,
                                     Pollution Control Revenue:
    400,000                         (Atlantic Richfield Company
                                     Project), Series A, 4.000%
                                     due 12/1/24+...................   A1                                      400,000       400,000
  2,600,000                         (Burney Forest Project), Series
                                     A, 3.750% due 9/1/20+..........   NR                                    2,600,000     2,600,000
    100,000                         (Delano Project), 3.900% due
                                     8/1/19+........................   NR                                      100,000       100,000
    200,000                         (Exxon Oil Project), 3.800% due
                                     12/1/12+.......................   AAA                                     200,000       200,000
                                    Los Angeles, California, Regional
                                     Airports, Flexible American
                                     Airlines - LA, Lease Revenue:
  2,000,000                          Series A,
                                      3.650% due 12/1/24+............   NR                                   2,000,000     2,000,000
  1,000,000                          Series G, 4.450% due 12/1/24+...   NR                                   1,000,000     1,000,000
  1,300,000                          Los Angeles County, California,
                                      Metropolitan Transportation
                                      Authority, Sales Tax Revenue,
                                      Series A, (MBIA Insured),
                                      3.900% due 7/1/20+..............  AAA                                  1,300,000     1,300,000
                                     TOTAL SHORT-TERM TAX EXEMPT
                                      INVESTMENTS (Cost $8,100,000)...                   0                   7,900,000     7,900,000
                                                                                ----------  -------         ----------    ----------


TOTAL INVESTMENTS (Cost $686,897,598*).................................        167,214,958   256,099       532,273,669   699,744,726

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

                 SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.

                                    PART C

                               OTHER INFORMATION


Item 15.       Indemnification


               The response to this item is incorporated by reference to "Liability of Directors/Trustees" under the caption
               "Information on Shareholders' Rights" in Part A of this
               Registration Statement.

Item 16.       Exhibits  --  References are to Registrant's Registration
                             Statement on Form N-1A as filed with the Securities and Exchange Commission on February
                             21, 1984 (File Nos.  2-89548 and 811-3970) (the
                             "Registration Statement")

(1) (a) Registrant's Articles of Incorporation dated February 26, 1984 are incorporated by reference to the Registration Statement.

(1) (b)        Articles of Amendment dated August 26, 1987, December 14,
               1988, November 4, 1992 and July 30, 1993, respectively, to
               Articles of Incorporation are incorporated by reference to Post-Effective Amendment No. 18 to the Registration Statement.

(1) (c)        Articles of Amendment to the Articles of Incorporation, dated
               October 14, 1994, are incorporated by reference to Exhibit
               1(d) of Post-Effective Amendment No. 21 to the Registration
               Statement.

(1) (d) Articles of Amendment to the Articles of Incorporation of the Registrant effective November 7, 1994.**

(1) (e)        Articles Supplementary dated November 2, 1992 to Articles of
               Incorporation are incorporated by reference to Post-Effective
               Amendment No. 18 to the Registration Statement.

(1) (f)        Articles Supplementary to the Articles of Incorporation of the
               Registrant effective November 7, 1994.**
























(2) (a) By-Laws of the Registrant are incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement.

(2) (b) Amendments to Registrant's By-Laws dated March 21, 1987 are incorporated by reference to Post-Effective Amendment No. 21 to the Registration Statement.

(3)            Not Applicable.

(4) Agreement and Plan of Reorganization (included as Exhibit A to Registrant's Prospectus/Proxy Statement contained in Part A of this Registration Statement).*

(5)            Not Applicable.

(6) (a) Investment Advisory Agreement dated July 30, 1993 for the Registrant is incorporated by reference to Post-Effective Amendment No. 36 to the Registration Statement.

(6) (b) Form of Transfer and Assumption Agreement dated as of November 7, 1994 is incorporated by reference to Post-Effective Amendment No. 21 to the Registration Statement.

(7) Distribution Agreement dated July 30, 1993 is incorporated by reference to Post-Effective Amendment No. 18 to the Registration Statement.

(8)            Not Applicable.

(9) (a)        Form of Custodian Agreement effective July 11, 1995.*

(9) (b) Transfer Agency Agreement dated August 3, 1993 is incorporated by reference to Post-Effective Amendment No. 18 to the Registration Statement.

(10) Amended Services and Distribution Plan of the Registrant pursuant to Rule 12b-1 is incorporated by reference to Post-Effective Amendment No. 21 to the Registration Statement.

(11) (a) Opinion and Consent of Willkie Farr & Gallagher with respect to validity of shares.*

(11) (b) Opinion and Consent of Venable, Baetjer and Howard, LLP with respect to certain matters under Maryland law.*

(12) Opinion and Consent of Willkie Farr & Gallagher with respect to tax matters.*

(13)           Not Applicable.

(14) (a)       Consent of Coopers & Lybrand L.L.P.*

(14) (b)       Consent of KPMG Peat Marwick LLP.*

(15)           Not Applicable.

(16)           Powers of Attorney (included on signature page).**

(17) (a)       Form of Proxy Card.*

(17) (b) Registrant's Declaration pursuant to Rule 24f-2 is incorporated by reference to its initial Registration Statement.



Item 17.       Undertakings

  (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is



[FN]

*    Filed herewith.

**   Previously filed.

               effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES

               As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the registrant, in the City of New York and State of New York on the 24th day of October, 1995.

                              Smith Barney California Municipals Fund Inc.



                              By: /s/ Heath B. McLendon

                                  Heath B. McLendon
                                  Chairman of the Board and
                                    Chief Executive Officer


          As required by the Securities Act of 1933, this Registration has been signed by the following persons in the capacities and on the dates indicated.

Signature                              Title                           Date



/s/ Heath B. McLendon           Chairman of the Board         October 24, 1995
Heath B. McLendon               and Chief Executive Officer



/s/ Lewis E. Daidone            Senior Vice President and      October 24, 1995
Lewis E. Daidone                Treasurer (Chief Financial
                                and Accounting Officer)



     *                          Director                       October 24, 1995
Herbert Barg



     *                          Director                       October 24, 1995
Alfred J. Bianchetti

     *                          Director                      October 24, 1995
Martin Brody



     *                          Director                      October 24, 1995
Dwight B. Crane



      *                         Director                      October 24, 1995
Burt N. Dorsett



       *                        Director                      October 24, 1995
Elliott S. Jaffe



                                Director                      October   , 1995
Stephen E. Kaufman



      *                          Director                     October 24, 1995
Joseph J. McCann



       *                          Director                    October 24, 1995
Cornelius Rose



*By:/s/ Caren A. Cunningham
    Caren A. Cunningham
    Attorney-in-fact

                                 EXHIBIT INDEX


Exhibit Number Description                                          Page

(1)(d)         Articles of Amendment to the Articles of                    **
               Incorporation of the Registrant effective
               November 7, 1994.

(1)(f)         Articles Supplementary to the Articles of                   **
               Incorporation of the Registrant effective
               November 7, 1994.

(4)            Agreement and Plan of Reorganization                         *
               (included as Exhibit A to Registrant's
               Prospectus/Proxy Statement contained in Part A of this Registration Statement).

(9)(a)         Form of Custodian Agreement effective July 11, 1995.         *

(11) (a)       Opinion and Consent of Willkie Farr & Gallagher              *
               with respect to validity of shares.

(11) (b)       Opinion and Consent of Venable, Baetjer and Howard, LLP      *
                with respect to certain matters under Maryland law.

(12)           Opinion and Consent of Willkie Farr &                        *
               Gallagher with respect to tax matters.

(14) (a)       Consent of Coopers & Lybrand L.L.P.                          *

(14) (b)       Consent of KPMG Peat Marwick LLP.                            *

(16)           Powers of Attorney (included on signature page).            **

(17) (a)       Form of Proxy Card.                                          *


[FN]

*    Filed herewith.

**   Previously filed.